As confidentially submitted to the Securities and Exchange Commission on February 3, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ambrx Biopharma Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10975 North Torrey Pines Road

La Jolla, California 92037

(858) 875-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Feng Tian, Ph.D.

President, Chief Executive Officer and Chairman of the Board of Directors

Ambrx Biopharma Inc.

10975 North Torrey Pines Road

La Jolla, California 92037

(858) 875-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sean Clayton Charles S. Kim Patrick Loofbourrow Will H. Cai Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Robert Puopolo Seo Salimi Wendy Pan William A. Magioncalda Goodwin Procter LLP 620 8th Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, par value $0.0001 per share(1)	$	$

(1)

American depositary shares (ADSs) issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                 ). Each ADS represents                ordinary shares.

(2)

Includes the aggregate offering price of additional ordinary shares represented by ADSs that the underwriters have the option to purchase solely to cover over-allotments, if any. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)

Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                    , 2021.

                American Depositary Shares

Representing                 Ordinary Shares

This is an initial offering of American depositary shares (ADSs), representing ordinary shares of Ambrx Biopharma Inc.

We are offering                 ADSs. Each ADS represents                ordinary shares, $0.0001 par value per share.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $                and $                .

We have applied to list the ADSs on the New York Stock Exchange (NYSE) under the symbol “AMAM.”

We are an “emerging growth company” and a “foreign private issuer” as defined under applicable U.S. federal securities laws and, as such, have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future filings.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 18 to read about factors you should consider before deciding to invest in our ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds, before expenses, to Ambrx Biopharma Inc.	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

To the extent the underwriters sell more than                ADSs, the underwriters have the option to purchase up to an additional                ADSs from us at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the ADSs against payment in New York, New York on                    , 2021.

Goldman Sachs & Co. LLC	BofA Securities	Cowen

Prospectus dated                    , 2021.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our ADSs or ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements included elsewhere in this prospectus. This summary does not contain all of the information that may be important to you in making your investment decision. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs.

Overview

We are a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics (EPBs) using our proprietary expanded genetic code technology platform that allows us to incorporate, in a site-specific manner, synthetic amino acids (SAAs) into proteins within living cells. Our product candidates are designed to overcome the inherent limitations of conventional conjugation approaches that use natural amino acids for non-site-specific conjugation, offering potential safety and efficacy benefits to treat patients across multiple therapeutic areas. We believe that our technology allows us to engineer a single optimized structure by designing the conjugation chemistries, selecting the precise number of amino acids and conjugation positions in the protein, and expanding the types of payloads that can be conjugated. Our precision engineering capabilities and the broad applicability of our expanded genetic code technology platform have the potential to enhance and enable the therapeutic functions of conventional biologics and bio-conjugates. Our SAA incorporation technology allows us to develop a wide array of product candidate modalities, such as antibody-drug conjugates (ADCs), bispecific antibodies, PEGylated peptides, modified cytokines and immuno-stimulating antibody conjugates (ISACs). Our most advanced internal product candidate is ARX788, an anti-HER2 ADC, currently being investigated in multiple clinical trials for the treatment of breast cancer, gastric/gastroesophageal junction (GEJ) cancer and other solid tumors, including an ongoing Phase 2/3 clinical trial for the treatment of HER2-positive metastatic breast cancer.

Initially we are focusing our internal efforts on developing a portfolio of ADC and immuno-oncology conjugate (IOC) candidates. Our lead ADC candidate is ARX788, an anti-HER2 ADC currently being studied broadly in breast, gastric and other solid tumor trials. The most advanced trial, ACE-Breast-02, is an ongoing Phase 2/3 trial for HER2-positive metastatic breast cancer being conducted in China by our partner, NovoCodex Biopharmaceuticals Ltd. (NovoCodex), a subsidiary of Zhejiang Medicine Co. Ltd. (ZMC), and is a potentially registrational trial in China. We expect to report topline data for this trial by the end of 2022. ACE-Breast-01 is an ongoing Phase 1 clinical trial of ARX788 in HER2-positive metastatic breast cancer where disease has failed other available therapies, including anti-HER2 ADCs, which is being conducted in China by our partner, NovoCodex. In this trial, we have observed promising anti-tumor activity in the cohort of patients receiving 1.5 mg/kg at every three weeks (Q3W), with a 68% (13 of 19 patients) confirmed objective response rate (ORR) as of September 16, 2020, and has been well-tolerated. The U.S. Food and Drug Administration (FDA) has granted ARX788 Fast Track designation as a monotherapy for the treatment of advanced or metastatic HER2-positive metastatic breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting. ACE-Pan tumor-01 is our ongoing Phase 1 clinical trial of ARX788 in the United States and Australia in multiple HER2-expressing tumors. In this trial, we have observed a confirmed ORR of 67% (2 of 3 patients) as of October 21, 2020, and a favorable tolerability profile at the 1.5 mg/kg at every four weeks (Q4W) dose. We have received Orphan Drug designation from the FDA for the treatment of gastric cancer, including cancer at the GEJ.

Our mission is to discover and develop a pipeline of EPBs to treat a broad range of diseases and disorders, with an initial focus on cancers with a high unmet medical need. As the pioneer of EPBs, we intend to leverage our proprietary platform technology to not only deliver on this mission but also maintain our leadership position in the field. We believe that combining our pioneering efforts in expanding the genetic code and developing site-

specific bio-conjugates with a team of dedicated professionals bound by a culture and vision that embraces innovation, practicality, and accountability allows us to pursue this mission.

Limitations of Conventional Biologics and Bio-Conjugates

Biologics have been used increasingly on a global basis and in multiple therapeutic areas, expanding the overall drug market and reducing the market share of small molecule drugs. The market for biologics initially included conventional biologics such as insulin, growth hormones, and monoclonal antibodies. However, despite the clinical benefit provided by these natural peptides and antibodies, there remained a significant need for more effective therapies. Since then, the industry has developed bio-conjugates to generate more efficacious treatments.

Bio-conjugates are the product of joining two or more biologically active components into a single drug. Today’s leading bio-conjugates typically rely on cysteine and lysine, two naturally occurring amino acids with reactive chemical “handles” for conjugation. Unfortunately, utilizing natural amino acids for conjugation can limit drug design in several ways. First, the conjugation chemistry is predetermined with limited room to optimize reactivity, stability and selectivity. Second, the location and number of these natural amino acids within the protein further diminish the ability to control both the site and number of conjugations. Third, additional manufacturing steps and controls are required for conventional conjugations. As such, conventional conjugation techniques result in a mixture of random, non-uniform and un-optimized drug conjugates that can potentially limit therapeutic efficacy and introduce safety concerns.

Our Solution

Our product candidates are designed to overcome the inherent limitations of conventional conjugation approaches that use natural amino acids for non-site-specific conjugation, offering potential safety and efficacy benefits to patients across multiple therapeutic areas. Key elements of our approach to developing a novel class of EPBs include:

•	Our proprietary technology platform of expanded genetic code allows us to incorporate SAAs, in a site specific manner, into proteins within living cells, including both bacterial and mammalian cells.

•	The site-specifically incorporated SAA creates a unique and predictable attachment point for our conjugations, allowing us to obtain over 90% homogeneity.

•	We have a wide range of proprietary payloads and linkers for site-specific conjugation to achieve the designed biological functions for our EPBs.

We believe that our ability to introduce SAAs into proteins at precise locations, within living cellular systems, is a fundamental breakthrough in drug candidate design. Leveraging this technology, EPBs have the potential to take recombinant DNA technologies into new territories by improving and enabling the field of bio-conjugates. We intend to not only advance our current programs through clinical development but also to design and develop additional EPBs, and we believe our proprietary platform will serve as an innovation engine.

Our Product Pipeline

Our product pipeline consists of differentiated and novel product candidates in clinical and preclinical development stages, spanning our internal ADC and IOC franchises that we either wholly own or to which we have worldwide rights (excluding China), and partnered programs. An overview of our internal development pipeline is shown in the table below.

ARX788

Our most advanced internal ADC candidate is ARX788, an anti-HER2 ADC currently being studied broadly in breast cancer, gastric/GEJ cancer and other solid tumor trials. ARX788 is a homogeneous and highly stable ADC, which targets the HER2 receptor and contains two AS269 cytotoxic payloads site-specifically conjugated to a trastuzumab-based antibody. ARX788 was designed to maximize potential anti-tumor activity by optimizing the number and position of the payloads and the chemical bonds that conjugate the payloads to the antibody. AS269, our proprietary payload, is a tubulin inhibitor specifically designed to form a highly stable covalent bond with our SAAs and kill tumor cells only upon entry into the cell when aided by the conjugated targeting antibody, thereby limiting off-target effects on healthy tissue.

The schematic below depicts the design and components of ARX788, including the site-specific conjugation of our proprietary payload, AS269.

The most advanced trial of ARX788, ACE-Breast-02, is in an ongoing potentially registrational Phase 2/3 trial for HER2-positive metastatic breast cancer in China, by our partner NovoCodex. ACE-Breast-01 is an ongoing Phase 1 clinical trial of ARX788 being conducted in China by our partner NovoCodex for HER2-positive metastatic breast cancer patients whose disease had failed other available therapies, including anti-HER2 ADCs. ACE-Pan tumor-01 is our ongoing Phase 1 clinical trial of ARX788 in the United States and Australia in multiple HER2-expressing tumors. The FDA has granted ARX788 Fast Track designation as a monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting and Orphan Drug designation for the treatment of gastric cancer, including at the GEJ.

Highlights from clinical trials of ARX788 include:

•	Confirmed ORR of 68% (13 of 19 patients), and DCR of 100% in the 1.5 mg/kg cohort in the ACE-Breast-01 trial.

•	Confirmed ORR of 67% (2 of 3 patients) and DCR of 100% in the 1.5 mg/kg cohort in the ACE-Pan tumor-01 trial.

•	Anti-tumor activity observed in patients with tumors resistant and refractory to approved HER2-targeting regimens.

•	The median duration of response (mDOR) and median progression-free survival (mPFS) at the 1.5 mg/kg dose have not yet been reached in the ACE-Breast-01 and ACE-Pan tumor-01 trials.

•	Generally well tolerated with most adverse events being mild (Grade 1) or moderate (Grade 2) and manageable.

Based on the promising tolerability profile and anti-tumor activity observed in preclinical studies and ongoing clinical trials, we have developed a clinical development strategy to accelerate the development of

ARX788, maximize therapeutic impact and increase geographic reach. In addition to ongoing trials, we plan to initiate ACE-Breast-03, our first global, potentially pivotal trial for HER2-positive metastatic breast cancer, in the first half of 2021 and expect to report preliminary results in 2023. Key elements of our clinical development strategy for ARX788 include:

•	Pursue indications with the greatest unmet needs to improve the lives of patients suffering from these diseases.

•	Leverage the anti-tumor activity and tolerability profile of ARX788 to move into earlier lines of therapy for breast cancer and explore combination therapy with other agents.

•	Expand ARX788’s clinical impact beyond breast cancer by conducting trials in additional HER2-overexpressing or HER2-mutated cancers.

•	Accelerate development timelines by continuing to pursue expedited regulatory programs.

Additional ACE-Breast-01 Clinical Results

In the ongoing ACE-Breast-01 trial, ARX788 has demonstrated promising anti-tumor activity in both the 1.3 mg/kg and 1.5 mg/kg cohorts, with a reduction in the sum of target lesions in a majority of patients. The figure below depicts the best change in the sum of the target lesions from baseline in the 1.5 mg/kg cohort. Among 19 patients in this cohort, 13 patients achieved a confirmed partial response which resulted in a confirmed ORR of 68% (13 of 19 patients). One patient achieved a 100% reduction of the target lesions.

Reduction in Sum of Tumor Lesions

In this trial, ARX788 has demonstrated rapid, deep and durable tumor responses in the 1.5 mg/kg cohort. The figure below depicts the change in the sum of target lesions from baseline over time in the 1.5 mg/kg cohort.

Change in Sum of Tumor Lesions

Preclinical Studies

ARX788 has shown promising anti-tumor activity in a wide range of preclinical cancer models that include high- and low-HER2-expressing breast cancers, ovarian cancer and gastric cancer. In preclinical models, ARX788 has demonstrated greater anti-tumor activity as a single agent compared to T-DM1, an approved ADC, in HER2-positive cancers, as well as synergistic activity when combined with other approved cancer therapies. The key findings from our preclinical studies, which we believe support our decision to develop ARX788 as a single agent and its potential to be developed in combination with standard of care therapies in clinical trials, are summarized below:

•

Enhanced anti-tumor activity in preclinical studies as a single agent compared to T-DM1 in HER2-positive cancers, highlighting the potential to more effectively treat patients with T-DM1 resistant tumors.

•

Encouraging single-agent anti-tumor activity in both high- and low-HER2-expressing cancer models, which may provide the basis for us to expand into HER2-low patients and more difficult to treat HER-2-related diseases such as gastric and ovarian cancers.

•

Enhanced anti-tumor activity when combined with an anti-PD-1 agent, highlighting the potential for increased efficacy in combination with other cancer therapies and the benefit of a potentially wider therapeutic index.

•

Improved tolerability profile in preclinical studies when compared to a conventional cysteine-conjugated HER2 ADC, highlighting the potential of our platform to create engineered homogeneous antibodies (DAR of 2) with more stable payloads.

Additional ADC Programs

Our second internal ADC pipeline candidate, ARX517, targets the prostate-specific membrane antigen (PSMA) expressed on prostate cancer cells. PSMA is a clinically important biomarker of prostate cancer which is highly over-expressed in metastatic castration-resistant prostate cancer (mCRPC). PSMA is also widely expressed in the neovasculature of other solid tumors (such as pancreatic, non-small cell lung cancer (NSCLC) and ovarian), making it an attractive target for ARX517. We received clearance of our investigation new drug (IND) application for ARX517 from the FDA in October 2020 and expect to dose the first patient in a Phase 1 clinical trial in the first half of 2021.

Our third internal ADC pipeline candidate, ARX305, targets the CD70 receptor on cancer cells. CD70 is overexpressed in a broad range of solid and hematologic tumors such as renal cell carcinoma (RCC), nasopharyngeal cancers, multiple myeloma, non-Hodgkin’s lymphoma and acute myeloid leukemia (AML). We are currently conducting IND-enabling studies, with an IND submission planned by the end of 2021.

Our Immuno-Oncology Conjugates (IOC) Programs

IOC therapies harness the power of the body’s immune system to treat cancer. Unlike ADCs that use an antibody to deliver a cytotoxic payload to a cancer cell, IOCs modulate and direct the immune system, triggering a cascade reaction to kill a cancer cell. We believe our IOC product candidates are complementary and synergistic to our ADC franchise for treating cancer.

Our IOC franchise comprises three preclinical programs: ARX102, a long-acting “alpha-off” smart IL2 cytokine, ARX822, a CD3 bispecific directed towards the folate receptor of cancer cells, and our TLR7/8 ISAC program to stimulate the immune system. ARX102 and ARX822 are in IND-enabling studies with INDs expected to be submitted in the first half of 2022 for ARX102 and in the second half of 2022 for ARX822. Our TLR7/8 ISAC program is in lead development, with a clinical candidate expected to be nominated in 2021.

Our Strategy

Our mission is to discover and develop a pipeline of EPBs to treat a broad range of diseases and disorders, with an initial focus on cancers with a high unmet medical need. Our strategy to achieve our mission is to:

•	Extend our leadership position in EPBs.

•	Expeditiously advance our lead ADC program, ARX788, through clinical development for HER2-positive metastatic breast and gastric/GEJ cancers.

•	Expand the impact of ARX788 by advancing ARX788 clinical programs for other HER2-overexpressing or HER2 mutated tumors.

•	Continue to develop and expand our oncology-focused ADC and IOC franchises and platform technology.

•	Maximize the potential of our pipeline and technology platform by selectively entering strategic collaborations or partnerships.

Our Strengths

Our platform, technologies and portfolio are underpinned by the following competitive strengths and are driven by the vision of our management team and the expertise of our employees:

•	Our expanded genetic code platform and our ReCODE and EuCODE technologies have generated EPB drug candidates that have been studied in robust clinical settings by us and our partners.

•	Our lead internal candidate ARX788 is being investigated in multiple indications and has demonstrated promising initial results in Phase 1 clinical trials.

•	Our ability to generate product candidates with the potential to overcome limitations of conventional technologies has been observed in multiple preclinical studies and clinical trials.

•	Our pipeline targets areas of high unmet need and we have several near-term clinical milestones across both our ADC and IOC franchises.

•	Our talented and experienced management team, scientists and drug developers drive the success of our novel technologies and continued innovations.

Our History, Team and Investors

We were founded in 2003 based on technology and intellectual property licensed from The Scripps Research Institute relating to the incorporation of amino acids into small and simple proteins that do not require post-translational modification using a bacterial expression system, which we refer to as our ReCODE platform. In subsequent years, we developed our proprietary EuCODE platform, a mammalian expression system for larger and more complex proteins like monoclonal antibodies that require, or benefit from, post-translational modifications and processing in a cellular context. Today, we are focused on advancing our proprietary oncology-focused pipeline through clinical development.

We are led by a team of pioneers and experts in the incorporation of SAAs using an expanded genetic code, protein engineering, clinical development and company building. Dr. Feng Tian, our Chairman, President and Chief Executive Officer has played a crucial role in inventing and optimizing our platform and technologies. Gary Yeung, M.B.A., C.F.A., our Chief Financial Officer and Chief Operating Officer, has over 20 years of biopharmaceutical industry experience with finance, operations, and drug development expertise. Joy Yan, M.D., Ph.D., our Chief Medical Officer, is an oncology physician-scientist and executive with extensive experience in both early and late clinical development. Simon Allen, B.Sc., M.B.A., our Chief Business Officer, has held executive positions at several biotechnology and pharmaceutical companies over the last 25 years.

Our team is further supported by a group of investors that share our mission to develop EPBs engineered to treat a broad range of diseases and disorders, with an initial focus on cancer. In November 2020, we successfully completed a $200.0 million private financing, with 50% primary proceeds and participation from several U.S. healthcare dedicated funds, including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Cormorant Asset Management, HBM Healthcare Investments, Invus, Adage Capital Partners and Suvretta Capital Management.

Risks Associated with Our Business

Our ability to successfully develop our product candidates and implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in “Risk Factors” immediately following this prospectus summary. These risks include the following, among others:

•	We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

•	After this offering, we will need to obtain substantial additional funding to complete the development and commercialization of our product candidates.

•	We are early in our development efforts and have a limited history of conducting clinical trials to test our product candidates in humans.

•

Our business is highly dependent on our lead product candidate, ARX788, and we must complete additional clinical testing before we can seek regulatory approval and begin commercialization of ARX788 for any indication.

•

Preclinical and clinical development is a lengthy, expensive and uncertain process and we may never successfully complete development of, obtain regulatory approval for or commercialize any of our product candidates

•

Our product candidates are based on novel technologies, which makes it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

•	Our development strategies may change due to rapidly changing competitive landscapes and we may encounter substantial delays in initiating, executing or completing our clinical trials.

•	Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified during development or after approval.

•

We rely on third parties to conduct some of our clinical trials, perform some of our research and preclinical studies, and manufacture and supply our product candidates. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs.

•

We are currently party to several in-license agreements under which we acquired rights to use, develop, manufacture and/or commercialize certain of our platform technologies and resulting product candidates. If we breach our obligations under these agreements, we may be required to pay damages, or lose our rights to these technologies, or both.

•

We are dependent on our license and collaboration agreements with various partners to develop and commercialize certain of our product candidates in various geographies and indications. The failure to maintain our agreements with our collaboration partners or the failure of our partners to perform their obligations under our agreements with them could negatively impact our business.

•	We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than we do.

•

If we are unable to obtain and maintain sufficient intellectual property protection for our platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours.

Corporate Information

We are an exempted company incorporated in the Cayman Islands with limited liability. We commenced our operations in the United States in January 2003 through Ambrx, Inc., a Delaware corporation (Ambrx US). In May 2015, we incorporated under the laws of the Cayman Islands and have become the ultimate holding company through a series of transactions. As of December 31, 2020, we owned approximately 89% of Shanghai Ambrx Biomedical Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (Ambrx Shanghai). As of the same date, Ambrx Shanghai owned 100% of Biolaxy Pharmaceutical Hong Kong Limited, a company incorporated in Hong Kong (Ambrx HK); Ambrx HK owned 100% of Ambrx US, and Ambrx US owned 100% of Ambrx Australia Pty Limited, a company incorporated in Australia (Ambrx AU).

Our principal executive offices are located at 10975 North Torrey Pines Road, La Jolla, California 92037. Our telephone number at this address is (858) 875-2400. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Grand Cayman KY1-1104, Cayman Islands. Investors should submit any inquiries to the address and telephone number of our principal executive offices set forth above. Our website is www.ambrx.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website is not part of this prospectus. “Ambrx,” the Ambrx logo and other trademarks or service marks of Ambrx Biopharma Inc. appearing in this prospectus are the property of Ambrx Biopharma Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Reorganization

We are in the process of reorganizing our corporate structure. As presently contemplated, we plan to effect a three-step reorganization process (Reorganization). First, we plan to purchase all outstanding shares held by the minority shareholders in Ambrx Shanghai (Shanghai Shareholders) (which represent the approximately 11% of Ambrx Shanghai that we do not own) for an aggregate purchase price of approximately $        million, resulting in Ambrx Shanghai becoming our wholly-owned subsidiary. Next, we plan to purchase all outstanding shares of Ambrx HK from Ambrx Shanghai, resulting in Ambrx HK becoming our wholly-owned subsidiary. Lastly, we plan to issue and sell                shares of our Series A preferred shares (or if this third step of the Reorganization occurs after the completion of this offering,                of our ordinary shares) to the Shanghai Shareholders or their designated parties for an aggregate purchase price of approximately $        million.

We anticipate the first two steps of the Reorganization will be completed prior to the completion of this offering and we anticipate the third step of the Reorganization to be completed prior to                , 2021. As such, only the first two steps of the Reorganization are included in our pro forma disclosures in this prospectus unless otherwise noted. For additional information, see the section titled “Corporate History and Structure” included elsewhere in this prospectus.

The following diagram illustrates our corporate structure as it will be immediately following the completion of all three steps of the Reorganization:

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (JOBS Act) of April 2012, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted to and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different to the information you receive from other public companies in which you hold stock.

We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue, (ii) the date on which we first qualify as a large accelerated filer under the rules of the U.S. Securities and Exchange Commission (SEC), (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities, or (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have not elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

Implications of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Securities Exchange Act of 1934, as amended (Exchange Act) as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, provided we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as (i) more than 50% of our outstanding voting securities are held by U.S. residents and (ii) any of the following three circumstances applies: (a) the majority of our executive officers or directors are U.S. citizens or residents, (b) more than 50% of our assets are located in the United States or (c) our business is administered principally in the United States. We will determine our foreign private issuer status on the last business day of our most recently completed second fiscal quarter. If we no longer qualify as a foreign private issuer, we will become subject to the U.S. domestic reporting requirements on the first day of our fiscal year immediately succeeding such determination.

We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies.

Conventions That Apply to This Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents of our ordinary shares;

•

“China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan; “Greater China” does not exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan;

•	“ordinary shares” are to ordinary shares of our company, par value $0.0001 per share;

•	“preferred shares” are to our Series A preferred shares, par value $0.0001 per share, and our Series B preferred shares, par value $0.0001 per share;

•	“Renminbi” or “RMB” are to the legal currency of the PRC;

•	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States; and

•

“we,” “us,” “our company” and “our” refer to Ambrx Biopharma Inc., an exempted company incorporated in the Cayman Islands with limited liability and our wholly-owned subsidiaries (after giving effect to the Reorganization), and in the context of describing our historical consolidated financial information, includes our consolidated subsidiaries (without giving effect to the Reorganization).

The Offering

ADSs to be offered	ADSs.

Over-allotment option	The underwriters have a 30-day option to purchase up to additional ADSs from us.

ADSs to be outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares to be outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

American Depositary Shares	Each ADS represents ordinary shares.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will distribute to holders of ADSs the cash dividends and other distributions it receives on the underlying ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary for cancellation in exchange for ordinary shares. The depositary may charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should read the section of this prospectus titled “Description of American Depositary Shares.” You should also read the deposit agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Use of proceeds	We expect that we will receive net proceeds of approximately $ million from this offering, assuming an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to (i) fund the clinical development of ARX788 for the treatment of HER-2 positive breast, gastric, and other solid tumors, (ii) fund the clinical development of ARX517 for prostate cancer, (iii) fund IND-enabling studies and the clinical development of our EPB candidates, and (iv) fund our ongoing efforts to develop additional product candidates from our expanded genetic code platform, as well as for working capital and other general corporate purposes. See “Use of Proceeds.”

Lock-up	We, our officers and directors and substantially all of our securityholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Shares and ADSs Eligible for Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.

Listing	We intend to apply to list the ADSs on the NYSE. The ADSs and our ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Proposed NYSE symbol	“AMAM”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depositary Trust Company on , 2021.

Depositary	.

The number of ordinary shares to be outstanding after this offering set forth above is based on 193,681,558 ordinary shares outstanding as of December 31, 2020, after giving effect to the automatic conversion of all outstanding preferred shares into ordinary shares upon the closing of this offering, and excludes:

•	28,377,521 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $1.26 per share;

•	668,652 ordinary shares issuable upon the exercise of options outstanding and granted after December 31, 2020, with a weighted-average exercise price of $1.22 per share;

•

2,486,733 ordinary shares available for future issuance under our Amended and Restated Share Incentive Plan, as amended (Prior Plan) as of December 31, 2020, excluding the 668,652 ordinary shares issuable upon the exercise of options granted after December 31, 2020;

•

            ordinary shares reserved for future issuance under our 2021 Equity Incentive Plan (2021 Plan), which will become effective immediately prior to and contingent upon on the execution of the underwriting agreement related to this offering, as well as any automatic annual increases in the number of ordinary shares reserved for issuance under our 2021 Plan and any shares underlying outstanding share awards granted under our Prior Plan that expire or are repurchased, forfeited, cancelled or withheld, after the effective date of the 2021 Plan as more fully described in “Management—Equity Incentive Plans”;

•

            ordinary shares reserved for issuance under our 2021 Employee Stock Purchase Plan (ESPP), which will become effective immediately prior to and contingent upon on the execution of the underwriting agreement related to this offering, and any automatic annual increases in the number of ordinary shares reserved for future issuance under our ESPP; and

•	ordinary shares to be issued to the Shanghai Shareholders or their designated parties in connection with the third step of the Reorganization.

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the completion of the first two steps of the Reorganization, resulting in:

•	our purchase of all outstanding shares of Ambrx Shanghai from the Shanghai Shareholders for an aggregate purchase price of approximately $ million; and

•	our purchase of all outstanding shares of Ambrx HK from Ambrx Shanghai.

•	no exercise of the outstanding options described above;

•	no exercise of the underwriters’ over-allotment option to purchase up to additional ADSs;

•	the conversion of all outstanding preferred shares into ordinary shares, which will occur upon the closing of this offering; and

•	the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering.

Summary Consolidated Financial Data

The following tables set forth our summary consolidated financial data for the period indicated. We have derived the summary consolidated statement of operations and comprehensive loss for the year ended December 31, 2019 and the summary consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Year Ended December 31, 2019
(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenues	$10,311
Operating expenses:
Research and development	26,383
General and administrative	6,400

Total operating expenses	32,783

Loss from operations	(22,472)
Other income (expense), net	157

Net loss before benefit from income taxes	(22,315)
Benefit from income taxes	2

Net loss	(22,313)
Less: net loss attributable to the redeemable noncontrolling interests	2,251

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(20,062)

Net loss per share attributable to Ambrx Biopharma Inc. shareholders—basic and diluted(1)	$(0.15)

Weighted-average shares used to compute net loss per share attributable to Ambrx Biopharma Inc. shareholders—basic and diluted(1)	136,103,550

(1)

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate the net loss per share attributable to Ambrx Biopharma Inc. shareholders, basic and diluted.

	As of December 31, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(unaudited)
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$15,493	$	$
Working capital(4)	3,215
Total assets	61,727
Total liabilities	25,740
Redeemable noncontrolling interests	2,563
Accumulated deficit	(129,010)
Total shareholders’ equity	33,424

(1)

Gives effect to the (i) first two steps of the Reorganization, reflecting (a) our purchase of all outstanding shares of Ambrx Shanghai from the Shanghai Shareholders for an aggregate purchase price of $                million including the settlement of our redeemable noncontrolling interests, and (b) our purchase of all outstanding shares of Ambrx HK from Ambrx Shanghai, (ii) automatic conversion of all outstanding preferred shares into                 ordinary shares upon the closing of this offering, and (iii) the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering.

(2)

Gives further effect to the sale and issuance of                ADSs in this offering at the assumed initial public offering price of $                 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $                million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable to us. Similarly, each increase or decrease of 1.0 million ADSs offered by us at the assumed initial public offering price would increase or decrease, as applicable, each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by $                million, assuming the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)

We define working capital as current assets less current liabilities. See our consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our ADSs is speculative and involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including our consolidated financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our ADSs. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In these circumstances, the trading price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Financial Position, Capital Requirements and Limited Operating History

We have incurred net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We may never generate any revenue or become profitable or, if we achieve profitability, may not be able to sustain it.

We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the year ended December 31, 2019, our net loss attributable to our shareholders was $20.1 million. We expect that it will be several years, if ever, before we have a product candidate that will achieve regulatory approval and be commercialized. We expect to incur increasing levels of operating losses over the next several years and for the foreseeable future as we advance our product candidates through clinical development. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our shareholders’ equity and working capital.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable could decrease the value of our ADSs and impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage biologics company with a limited operating history. As an organization, we have not demonstrated an ability to successfully complete late-stage clinical trials, obtain regulatory approvals, manufacture our product candidates at commercial scale or arrange for a third party to do so on our behalf, conduct sales and marketing activities necessary for successful commercialization, or obtain reimbursement in the countries of sale. We may encounter unforeseen expenses, difficulties, complications, and delays in achieving our business objectives. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. If we do not address these risks successfully or are unable to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities, then our business will be materially harmed.

After this offering, we will need to obtain substantial additional funding to complete the development and commercialization of our product candidates. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

Since our inception, we have financed our operations primarily through private placements of capital stock and funding from our collaborations. The development of biological product candidates is capital intensive. As our product candidates enter and advance through preclinical studies and clinical trials, we will need substantial additional funds to pay external development costs and expand our clinical, regulatory, quality and manufacturing capabilities. If we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to marketing, sales, manufacturing and distribution. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As of December 31, 2020, we had $                million in cash and cash equivalents. Based upon our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next                months. However, the expected net proceeds from this offering will not be sufficient to fund any of our product candidates through regulatory approval.

We have based these estimates on assumptions that may prove to be incorrect or require adjustment as a result of business decisions, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

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the initiation, trial design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of our product candidates, and in particular the clinical trials for ARX788;

•	the number and characteristics of product candidates that we pursue, as well as the indications for which we develop our product candidates;

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the length of our clinical trials, including, among other things, as a result of delays in enrollment, difficulties enrolling sufficient subjects or delays or difficulties in clinical trial site initiations;

•	the outcome, timing and costs of seeking regulatory approvals for our product candidates;

•	the costs of manufacturing our product candidates, in particular for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the costs of any third-party products used in our combination clinical trials that are not covered by such third party or other sources;

•	the costs associated with hiring additional personnel and consultants as our preclinical, manufacturing, regulatory and clinical activities increase;

•	whether and when we receive marketing approvals and revenue from any commercial sales of any of our product candidates, if approved;

•	the cost of commercialization activities for any of our product candidates, if approved, including marketing, sales and distribution costs;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and whether and when we receive or are obligated to make payments under such arrangements;

•	the extent to which we in-license or acquire other products and technologies and the terms of these transactions;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems;

•	or costs associated with expanding our facilities or building out our laboratory space;

•	the extent of the impacts and duration of the COVID-19 pandemic; and

•	the costs of operating as a public company.

Because we do not expect to generate revenue from product sales for several years, if at all, we will need to obtain substantial additional funding in connection with our continuing operations and expected increases in expenses. Until such time as we can generate significant revenue from sales of our product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. The impact of the COVID-19 pandemic on capital markets may affect the availability, amount and type of financing available to us in the future. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Raising additional capital may cause dilution to our shareholders, including purchasers of ADSs in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ADS holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as limitations on our ability to incur additional debt, make capital expenditures or declare dividends.

If we raise funds through collaborations or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

We are early in our development efforts and have a limited history of conducting clinical trials to test our product candidates in humans.

We are early in our development efforts and most of our operations to date have been limited to developing our platform technologies and conducting drug discovery and preclinical studies. As a result, there are many steps in the drug development process that we must still successfully complete and have limited experience with as a company.

Our ability to successfully complete development of any of our current and future product candidates will depend on a number of factors, including:

•	successful completion of preclinical studies;

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submission of Investigational New Drug (IND) or other regulatory applications to allow for initiation of our planned and future clinical trials and authorizations from regulators to initiate clinical trials;

•	successful initiation, execution and completion of, planned and future clinical trials and achieving positive results from such trials;

•	demonstrating a risk-benefit profile acceptable to regulatory authorities;

•	clinical trial data that are sufficient to support marketing approvals from applicable regulatory authorities;

•

and obtaining and maintaining patent, trade secret and other intellectual property protection and regulatory exclusivity for our product candidates and avoiding infringement of third party intellectual property rights.

If we do not achieve one or more of these requirements in a timely manner, we could experience significant delays or an inability to successfully complete development of our product candidates, which would materially harm our business.

Our business is highly dependent on our lead product candidate, ARX788, and we must complete additional clinical testing before we can seek regulatory approval and begin commercialization of ARX788 for any indication. If we are unable to obtain regulatory approval for, and successfully commercialize, ARX788, our business may be materially harmed and such failure may affect the viability of our other product candidates.

There is no guarantee that any of our product candidates will proceed in preclinical or through clinical development or achieve regulatory approval. The process for obtaining marketing approval for any product candidate is very long and risky and there will be significant challenges for us to address in order to obtain marketing approval as planned or, if at all.

There is no guarantee that the results obtained in current clinical trials of ARX788 or future clinical trials will be sufficient to obtain regulatory approval. In addition, because our lead product candidate is our most advanced product candidate, and because our other product candidates and future product candidates are based or will be based on our SAA technology, if our lead product candidate encounters safety or efficacy problems, developmental delays, regulatory issues, or other problems, our development plans and business related to our other current or future product candidates could be significantly harmed. In addition, each of our internal product candidates in our ADC franchise relies on AS269, our proprietary cytotoxic payload, meaning that a toxicity, manufacturing or other issue with AS269, including an issue identified during clinical trials of ARX788, could negatively impact all of these product candidates, which would harm our business. A failure of our lead product candidate may affect the ability to obtain regulatory approval to continue or conduct clinical programs for our other or future product candidates. Moreover, anti-tumor activity may be different in each of the different tumor types we plan on evaluating in our clinical trials. As a consequence, we may have to negotiate with the FDA to reach agreement on defining the optimal patient population, study design and size in order to obtain regulatory approval, any of which may require additional resources and delay the timing of our clinical trials and ultimately the approval, if any, of any of our product candidates. Further, competitors who are developing products with similar technology may experience problems with their products that could become, or be perceived to be, problems with our product candidates.

Preclinical and clinical development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

The research and development of drugs and biological products is extremely risky. Only a small percentage of product candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical testing is expensive, can take many years to complete and its outcome is uncertain. We may face unforeseen challenges in our product candidate development strategy, and we can provide no assurances that we will ultimately be successful in our current and future clinical trials or that our product candidates will be able to receive regulatory approval. The results of preclinical studies and early clinical trials of our product candidates and other products, even those with the same or similar mechanisms of action, may not be predictive of the results of later-stage clinical trials. For example, it is not uncommon for product candidates to exhibit unforeseen safety or efficacy issues when tested in humans despite promising results in preclinical animal models. In particular, while we have conducted preclinical studies of ARX517 and other product candidates, we do not know how any of these product candidates will perform in clinical trials. In addition, while we have seen promising results in clinical trials of ARX788, we do not know whether initial tumor responses will be durable, whether ARX788 will show similar activity against additional tumor types, whether results in clinical trials conducted in China, including those sponsored by NovoCodex, a subsidiary of ZMC, will be replicated in trials conducted in the United States or other countries or whether adverse events will arise over time. Future results of preclinical and clinical testing of our product candidates are also less certain due to the novel and relatively untested nature of our approach in engineering and developing EPBs and incorporating SAAs into proteins. In general, clinical trial failure may result from a multitude of factors including flaws in study design, dose selection, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the biologics industry have suffered setbacks in the advancement of clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials.

Additionally, some of our ongoing and future clinical trials may be open-label in study design and may be conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. For example, given that our Phase 1 clinical trial of ARX788 includes an open-label dosing design, the results from this clinical trial may not be predictive of future clinical trial results with this or other product candidates for which we conduct an open-label clinical trial when studied in a controlled environment with a placebo or active control.

Prior to obtaining approval to commercialize any product candidate in the United States or internationally, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, National Medical Products Administration (NMPA), European Medicines Agency (EMA) or comparable foreign regulatory authorities, that such product candidate is safe and effective for its intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe that the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, NMPA, EMA or comparable regulatory authorities. The FDA or other regulatory authorities may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or they may object to elements of our clinical development program, requiring their alteration. Furthermore, there is no assurance the clinical data from any of our planned clinical trials or clinical trials sponsored by our collaboration partners in China, where the patients are predominately of Chinese descent, will produce similar results in patients of different races, ethnicities or those of non-Chinese descent.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	incur unplanned costs;

•	be delayed in or prevented from continuing clinical development and obtaining marketing approval for our product candidates;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings or contraindications;

•	be subject to changes or limitations in the way the product is administered;

•	be required to perform additional preclinical studies or clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw their approval of the product, if granted, or impose restrictions on its distribution in the form of a modified Risk Evaluation and Mitigation Strategy (REMS);

•	become subject to litigation; or

•	experience damage to our reputation.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are not as positive as we expect or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.

In addition, even if the clinical trials are successfully completed, preclinical and clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, NMPA or EMA or comparable foreign regulatory authorities will interpret the results as we do, and more clinical trials could be required before we submit our product candidates for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA, NMPA or EMA or comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our product candidates.

Our product candidates are based on novel technologies, making it difficult to predict the timing, results and cost of product candidate development and likelihood of obtaining regulatory approval.

We have concentrated our research and development efforts on product candidates using our platform technologies, and our future success depends on the successful development of this approach. We have not yet succeeded and may not succeed in demonstrating efficacy and safety for any product candidates based on our platform technologies, and use of our platform technologies may not ever result in marketable therapies. In particular, while we believe that our site-specific incorporation of SAAs into proteins may be capable of overcoming certain challenges faced by traditional ADC approaches, we cannot be certain that our technologies will result in the intended benefits or will not result in unforeseen negative consequences, particularly because there is limited experience in the field with this approach to engineering bio-conjugates.

In addition, the clinical trial requirements of the FDA, NMPA, EMA and comparable regulatory agencies and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the potential products. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or extensively studied approaches.

The ADC and immuno-oncology fields are also rapidly evolving and as competitors use or develop alternative technologies, any failures of related product candidates could adversely impact our programs. For example, other companies are developing novel conjugation approaches to ADCs and are developing TLR7/8 agonists, some of which are conjugated to monoclonal antibodies in the immuno-oncology space. Regardless of our belief that our approach of EPBs has advantages over conventional biologics and bio-conjugates, issues encountered with other programs could create a negative perception of or increase scrutiny for our platform technologies and product candidates.

As an organization, we are in the process of conducting a Phase 1 clinical trial, have never conducted later-stage clinical trials or submitted a biologics license application (BLA), and may be unable to do so for any of our product candidates.

We are early in our development efforts for our product candidates, and we will need to successfully complete clinical development, including later-stage and pivotal clinical trials, in order to obtain FDA, NMPA, EMA or comparable regulatory authority approval to market ARX788 or any future product candidates. Carrying out later-stage clinical trials and the submission of a successful BLA is a complicated process. As an organization, we are in the process of conducting a Phase 1 clinical trial for ARX788 and have not yet conducted any, and have relied, and will continue to rely, on collaboration partners to conduct later stage or potentially pivotal clinical trials for ARX788 and other current and future product candidates. We have limited experience as a company in preparing, submitting and prosecuting regulatory filings and have not previously submitted a BLA or other comparable foreign regulatory submission for any product candidate. We also plan to conduct a number of clinical trials for multiple product candidates in parallel over the next several years. This may be a difficult process to manage with our limited resources. In addition, we have had limited interactions with the FDA and cannot be certain how many clinical trials of our product candidates will be required or how such trials will have to be designed. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to regulatory submission and approval of any of our product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in submitting BLAs for and commercializing our product candidates.

We may encounter substantial delays in initiating or completing our clinical trials.

Clinical trials may not be initiated or completed on schedule, if at all. For example, we cannot begin Phase 1 clinical trials until we complete certain preclinical development activities and submit and receive authorization to proceed under IND applications and the timing and success of these events are uncertain. We may experience delays in obtaining the FDA’s authorization to initiate clinical trials under future INDs. Even after we are authorized to proceeds with clinical trials, numerous events could prevent successful or timely completion of clinical development, including:

•	delays in reaching a consensus with regulatory authorities on trial design;

•	delays in reaching agreement or failing to agree on acceptable terms with prospective contract research organizations (CROs) and clinical trial sites;

•	delays in opening sites, including delays in obtaining required approvals from institutional review boards (IRBs) and recruiting suitable patients to participate in our clinical trials;

•	delays in enrolling patients in our clinical trials;

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failure by our CROs, other third parties or us to adhere to the trial protocol or applicable regulatory requirements, including the FDA’s good clinical practices (GCPs) or applicable regulatory requirements in other countries;

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regulatory authorities finding deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we or any of our potential future collaborators contract for clinical supplies;

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delays in the testing, validation, manufacturing and delivery of our product candidates to the treatment sites, including due to a facility manufacturing any of our product candidates or any of their components being ordered by the FDA, NMPA, EMA or comparable regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practices (cGMP) regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;

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imposition of a clinical hold by IRBs or regulatory authorities as a result of a SAE, concerns with a class of product candidates, after an inspection of our clinical trial operations or trial sites, or for other reasons;

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suspensions or terminations by us, the IRBs of the institutions at which such trials are being conducted, by the Safety Review Committee or Data Safety Monitoring Board, for such trial or by regulatory authorities due to a number of factors, including those described above;

•	patients not completing participation in a trial, returning for post-treatment follow-up or otherwise failing to adhere to clinical trial protocols;

•	lack of adequate funding; or

•	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

In addition, the ongoing COVID-19 pandemic and the measures taken by governmental authorities could disrupt the supply chain and the manufacture or shipment of drug substances and finished drug products for our product candidates for use in our research and clinical trials, delay, limit or prevent our employees and CROs from continuing research and development activities, impede the ability of patients to enroll or continue in clinical trials, or impede testing, monitoring, data collection and analysis or other related activities, any of which could delay our clinical trials and increase our development costs, and have a material adverse effect on our business, financial condition and results of operations. For example, the COVID-19 pandemic has impacted our clinical trial sites in the United States and Australia, with some sites temporarily suspending or slowing enrollment or experiencing fewer patients willing to enroll due to fear of contracting COVID-19.

Any inability to timely initiate and successfully complete clinical trials could result in additional costs to us or impair our ability to achieve regulatory and commercialization milestones. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring comparable drugs to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

If we experience delays or difficulties enrolling patients in our clinical trials, our research and development efforts and business, financial condition and results of operations could be materially adversely affected.

Successful and timely completion of clinical trials will require that we identify, qualify and enroll a sufficient number of patients. These trials and other trials we conduct may be subject to delays as a result of patient enrollment taking longer than anticipated, patient withdrawal or adverse events. For example, we and our partners have multiple ongoing and planned clinical trials for our lead internal product candidate, ARX788, which will require a substantial number of patients to be enrolled on an aggregate basis. Delays in enrolling patients in these trials would adversely impact our overall clinical development strategy for ARX788 and delay our ability to seek regulatory approval.

Our clinical trials compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in trials being conducted by others.

Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. Moreover, because certain of our product candidates represent a departure from more commonly used methods for cancer treatment and because certain of our product candidates have not been tested in humans before, potential patients and their doctors may be inclined to use conventional therapies, such as other available therapies, rather than enroll patients in any future clinical trial.

In addition to the potentially small populations, the eligibility criteria of our planned clinical trials will further limit the pool of available study participants as we will require that patients have specific characteristics. Additionally, the process of finding and diagnosing patients may prove costly. We also may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical studies because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical study sites for prospective patients, the availability of genetic sequencing information for patient tumors so that we can identify patients with the targeted genetic mutations, and the patient referral practices of physicians. If patients are unwilling to participate in our studies for any reason, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of potential products may be delayed.

Patient enrollment depends on many factors, including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	eligibility criteria for the trial;

•	the proximity of patients to clinical sites;

•	the design of the clinical protocol;

•	the ability to obtain and maintain patient consents;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or trial completion;

•	reporting of the preliminary results of our clinical trials;

•	the number of competing clinical trials;

•	the availability of new drugs approved for the indication the clinical trial is investigating;

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies; and

•	other factors we may not be able to control.

In addition, the COVID-19 pandemic has impacted clinical trials broadly, including our own, with some sites temporarily suspending or slowing enrollment or experiencing fewer patients willing to enroll due to fear of contracting COVID-19. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Serious adverse events, undesirable side effects or other unexpected properties of our product candidates may be identified during development or after approval, which could lead to the discontinuation of our clinical development programs, refusal by regulatory authorities to approve our product candidates or, if discovered following marketing approval, revocation of marketing authorizations or limitations on the use of our product candidates thereby limiting the commercial potential of such product candidate.

To date, we have only tested ARX788 in a limited number of cancer patients and these clinical trial participants have only been observed for a limited period of time after dosing. As we continue developing ARX788 and initiate clinical trials of our other current and future product candidates, SAEs, undesirable side effects, relapse of disease or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the SAEs or undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective or in which efficacy is more pronounced or durable. For example, the general goal of ADC approaches is to deliver a toxic payload to a tumor site to kill the cancer cells, but the unintended exposure of healthy cells to the cytotoxic payload has resulted in numerous ADC candidates failing in development due to safety issues and has limited the therapeutic window of approved ADC therapies, and we cannot guarantee that our ADC candidates will not suffer from similar safety issues. Should we observe unexpected types or levels of SAEs in our clinical trials or identify other undesirable side effects or other unexpected safety findings, our trials could be delayed or even stopped and our development programs may be halted entirely. For example, in an earlier first-in-human (FIH) study conducted in Australia and New Zealand with doses ranging from 0.33 to 2.9 mg/kg, two pneumonitis SAEs were observed in the 2.2 mg/kg cohort, including one death of an 85-year-old patient. Our partner voluntarily terminated the FIH study after 9 patients were dosed and ran a new study to narrow the increments of dose increment escalation, exclude patients who may be at risk of pneumonitis and provide guidance to investigators to monitor and appropriately manage pneumonitis events. While we believe that the SAEs encountered in the FIH study were due to high doses being studied and other trial design flaws and our recommended Phase 2 dose of 1.5mg/kg is lower than the 2.2 mg/kg dosed in the FIH study and has been observed to be well tolerated to date, our ongoing or future trials may encounter similar safety issues, particularly as we enroll more patients at higher doses of ARX788. In addition to pneumonitis, there have been other adverse events of special interests observed in ARX788 clinical trials, such as ocular adverse events and short-term ALT/AST increase.

Even if our product candidates initially show promise in early clinical trials, the side effects of biological products are frequently only detectable after they are tested in larger, longer and more extensive clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Sometimes, it can be difficult to determine if the SAEs or unexpected side effects were caused by the product candidate or another factor, especially in oncology subjects who may suffer from other medical conditions and be taking other medications. For example, treatment of cancer patients with our immuno-oncology, or IO, product candidates may be in combination with other cancer drugs, such as other immuno-oncology agents, monoclonal antibodies or other protein-based drugs or small molecule anti-cancer agents such as targeted agents or chemotherapy, which can cause side effects or adverse events that are unrelated to our product candidate but may still impact the success of our clinical trials. Additionally, the inclusion of critically ill patients in our clinical trials may result in deaths or other adverse medical events due to other therapies or medications that such patients may be using or other underlying conditions. As described above, any of these events could prevent us from obtaining regulatory approval or achieving or maintaining market acceptance of our product candidates and impair our ability to commercialize our products.

If serious adverse or unexpected side effects are identified during development or after approval and are determined to be attributed to our product candidate, we may be required to develop a REMS plan to ensure that the benefits of treatment with such product candidate outweigh the risks, which may include, among other things, a medication guide, communication plan to healthcare practitioners or additional elements to assure safe use, such as patient education, extensive patient monitoring through registries or restricted distribution methods. Product-related side effects could also result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, or any other similar biologics, after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may suspend, withdraw or limit approvals of such product;

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regulatory authorities may require additional warnings on the label, including a “boxed” warning or contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	regulatory authorities may require a REMS plan to mitigate risks;

•	we may be required to change the way a product is distributed or administered, conduct additional clinical trials, or change the labeling of the product;

•	the product may become less competitive, and our reputation may suffer;

•	we may decide to remove the product from the marketplace; and

•	we may be subject to regulatory investigations and government enforcement actions, including fines, injunctions or the imposition of civil or criminal penalties.

Interim, topline and preliminary data from our preclinical studies and clinical trials may change as more data become available, and are subject to audit and verification procedures that could result in material changes in the final data.

This prospectus contains, and we intend to publicly disclose from time to time in the future, interim, topline or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change as more data become available. We may also announce topline data following the completion of a preclinical study or clinical trial, which may be subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim, topline and preliminary data should be viewed with caution until the final data are available. Adverse differences between previous preliminary or interim data and future interim or final data could significantly harm our business prospects.

From time to time, we may also disclose interim data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us, our collaboration partners, or by our competitors could result in volatility in the price of our common stock after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product, our company in general and our ADSs. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine to be material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, topline, or preliminary data that we report differ from future or more comprehensive data, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for and commercialize our product candidates, our business, operating results, prospects or financial condition may be harmed.

We may not be able to file INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.

We submitted our IND for ARX517 in September 2020, which was allowed to proceed by the FDA in October 2020; however, we may not be able to file future INDs for our product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

We intend to investigate ARX788 and potentially other product candidates in combination with other therapies, which exposes us to additional risks.

We intend to investigate ARX788 and potentially other product candidates in combination with one or more other approved or unapproved therapies to treat cancer or other diseases. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We also may choose to evaluate our current product candidates or any other future product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell our current product candidates or any product candidate we develop in combination with an unapproved cancer therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

If the FDA or comparable foreign regulatory authorities do not approve these other products or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the products we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

We may seek Breakthrough Therapy designation or additional Fast Track designations by the FDA for one or more of our product candidates, but we may not receive such designations, and even if we do, such designations may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy or additional Fast Track designations for some of our product candidates. If a drug or biologic is intended for the treatment of a serious or life-threatening condition and clinical or preclinical data demonstrate the potential to address unmet medical needs for this condition, the product candidate may be eligible for Fast Track designation. The benefits of Fast Track designation include more frequent interactions between FDA and the sponsor of the trial to discuss the product candidate’s development plan and extent of safety data needed to support approval and use of biomarkers. Product candidates that have been designated as Fast Track are also eligible for rolling review, which means that a sponsor can submit completed sections of its BLA for review by FDA, rather than waiting until every section of the BLA is completed before the entire application can be reviewed. BLA review usually does not begin until the entire application has been submitted to the FDA.

A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. A product candidate designated as a Breakthrough Therapy by the FDA may be eligible for all features of Fast Track designation, intensive guidance on an efficient product development program, beginning as early as Phase 1, and organizational commitment involving senior managers at FDA.

Product candidates designated as Fast Track and Breakthrough Therapy by the FDA may also be eligible for other expedited approval programs, including accelerated approval and priority review, but such designation does not assure any such qualification or ultimate marketing approval by the FDA. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for a designation, we cannot assure you that the FDA would decide to grant it. Though we have obtained Fast Track designation for ARX788 as monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting and even if we obtain additional Fast Track designations and/or Breakthrough Therapy designation for ARX788 or any of our other product candidates, we may not experience a faster development process, review or approval compared to non-expedited FDA review procedures. In addition, the FDA may withdraw Fast Track designation or Breakthrough Therapy designation if it believes that the designation is no longer supported by emerging data or the product development program is no longer being pursued.

We may in the future seek additional orphan drug designations by the FDA for ARX788 or certain of our other product candidates, but we may be unable to obtain such designations or maintain or ultimately realize the potential benefits of orphan drug designation for ARX788 and any other product candidates that obtain such designation, which may cause our revenue, if any, to be reduced.

We received orphan drug designation for ARX788 for the treatment of gastric cancer, including cancer at the gastroesophageal junction. The FDA grants orphan designation to drugs or biologics that are intended to treat a rare disease or condition with fewer than 200,000 patients in the United States or that affects 200,000 or more persons in the United States but where there is no reasonable expectation for a sponsor to recover the costs of developing and marketing the drug or biologic in the United States. Orphan drug designation must be requested before submitting an NDA or BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. However, orphan drug designation neither shortens the development time nor regulatory review time of a product candidate nor gives the candidate any advantage in the regulatory review or approval process.

In addition, if a product that has orphan designation subsequently receives the first FDA approval for a particular active ingredient for the indication for which it has orphan designation, the product is entitled to orphan product exclusivity, which means the FDA may not approve any other application to market the same drug or biologic for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity to meet the needs of patients for which the product was designated. As a result, even if one of our product candidates receives orphan exclusively, the FDA can still approve other drugs and biologics that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusively if we are unable to manufacture sufficient supply of our product.

We may seek orphan drug designation for ARX788 and certain of our other product candidates in additional orphan indications in which there is a medically plausible basis for the use of these products. Even if we obtain orphan drug designation, exclusive marketing rights in the United States may also be unavailable if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, even if we seek orphan drug designation for certain of our other product candidates, we may never receive such designations. Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs or biologics can be approved for the same condition.

On August 3, 2017, the Congress passed the FDA Reauthorization Act of 2017 (FDARA). FDARA, among other things, codified the FDA’s preexisting regulatory interpretation, to require that a drug or biologic sponsor demonstrate the clinical superiority of an orphan product that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan exclusivity. The law reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. Moreover, in the Consolidated Appropriations Act of 2021, Congress did not further change this interpretation when it clarified that the interpretation codified in FDARA would apply in cases where FDA issued an orphan designation before the enactment of FDARA but where product approval came after the enactment of FDARA. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

Accelerated approval by the FDA, even if granted for ARX788 or any other product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We plan to seek approval of ARX788 and may seek approval of other product candidates using the FDA’s accelerated approval pathway. Accelerated approval requires the data to indicate the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. We plan to seek accelerated approval of ARX788 following the completion of initial Phase 2 or 3 clinical trials, with subsequent trials providing the basis for full approval. However, it is possible that at the time of a BLA submission, ARX788 would not be eligible for accelerated approval or the FDA could determine that accelerated approval is not warranted. In particular, because the FDA has already approved therapies for breast cancer, including those targeting HER2, and because additional products may be approved while we are developing

ARX788, it is difficult to predict whether accelerated approval will be possible for ARX788 at the time we expect to submit a BLA. If data from our initial Phase 2 or 3 clinical trials do not provide evidence sufficient for accelerated approval, additional clinical testing would be required to support approval. While we intend to initiate randomized Phase 3 clinical trials for ARX788 regardless, if we were unable to obtain accelerated approval based on the results of our Phase 2 clinical trial, it could significantly delay the approval of, and our ability to commercialize, ARX788.

As a condition of accelerated approval, the FDA requires that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.

We currently conduct and may in the future conduct clinical trials for our product candidates outside the United States, and the FDA, NMPA, EMA or comparable foreign regulatory authorities may not accept data from such trials.

We are currently conducting a Phase 1 trial of ARX788 in patients with HER2-positive breast cancer in Australia and the United States. Our partner NovoCodex is currently conducting a Phase 1 and Phase 2/3 clinical trial of ARX788 in patients with HER2-positive metastatic breast cancer in China and a Phase 1 clinical trial of ARX788 in patients with HER2-positive gastric cancer in China. We also plan to conduct one or more future clinical trials of ARX788 and other product candidates outside the United States, including in Europe. The acceptance of trial data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from clinical trials conducted outside the United States are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the United States population and United States medical practice; (ii) the trials were performed by clinical investigators of recognized competence and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA, EMA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA, NMPA, EMA or any comparable regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Our product candidates must meet extensive regulatory requirements before they can be commercialized and any regulatory approval may contain limitations or conditions that require substantial additional development expenses or limit our ability to successfully commercialize the product.

Our product candidates and the activities associated with their clinical development and commercialization, including their design, testing, manufacture, safety, efficacy, labeling, storage, record-keeping, approval, advertising, promotion, import, export, marketing and distribution are subject to extensive regulation by the FDA in the United States and by comparable foreign regulatory authorities in foreign markets. In the United States, we are not permitted to market our product candidates until we receive regulatory approval from the FDA. Whether the results from our ongoing clinical trials and other trials will suffice to obtain approval will be a review issue and the FDA may not grant approval and may require that we conduct one or more controlled clinical trials to obtain approval. Securing regulatory approval requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. The process of obtaining regulatory approval is expensive, often takes many years following the commencement of clinical trials and can vary substantially based upon the type, complexity and novelty of the product candidates involved, as well as the target indications and patient population. Despite the time and expense invested in clinical development of product candidates, regulatory approval is never guaranteed.

To date, we have not submitted a BLA or other marketing authorization application to the FDA or similar drug approval submissions to comparable foreign regulatory authorities for any product candidate. Prior to obtaining approval to commercialize a product candidate in the United States or abroad, we or our potential future collaborators must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA, NMPA, EMA or comparable regulatory authorities, that such product candidates are safe and effective for their intended uses. Even if we believe the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, NMPA, EMA or comparable regulatory authorities. In particular, because we are seeking to identify and develop product candidates using new technologies, there is heightened risk that the FDA, NMPA, EMA or comparable regulatory authorities may impose additional requirements prior to granting marketing approval, including enhanced safety studies or monitoring. Furthermore, as more product candidates within a particular class of products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change.

The FDA, NMPA, EMA or comparable regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

•	such authorities may disagree with the design or implementation of our clinical trials;

•	negative or ambiguous results from our clinical trials or results may not meet the level of statistical significance required by the FDA, NMPA, EMA or comparable regulatory authorities for approval;

•	serious and unexpected product-related side effects may be experienced by participants in our clinical trials or by individuals using biological products similar to our product candidates;

•	the population studied in the clinical trial may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks or that a product candidate is safe and effective for its proposed indication;

•	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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such authorities may not agree that the data collected from clinical trials of our product candidates are acceptable or sufficient to support the submission of an application for regulatory approval or other submissions or to obtain regulatory approval in the United States or elsewhere, including due to clinical trial issues encountered as a result of COVID-19 pandemic, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	such authorities may disagree regarding the formulation, labeling and/or the specifications of our product candidates;

•	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use;

•	such authorities may fail to approve any required companion diagnostics to be used with our product candidates;

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such authorities may find deficiencies in the manufacturing processes or facilities of our third-party manufacturers with which we or any of our potential future collaborators contract for clinical and commercial supplies; or

•	the approval policies or regulations of such authorities may significantly change in a manner rendering our or any of our potential future collaborators’ clinical data insufficient for approval.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA, NMPA, EMA or comparable regulatory authorities in reviewing new products based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals.

Even if we eventually complete clinical trials and receive approval to commercialize our product candidates, the FDA, NMPA, EMA or comparable regulatory authority may grant approval contingent on the performance of costly additional clinical trials, including Phase 4 clinical trials, and/or the implementation of a REMS. The FDA, NMPA, EMA or comparable regulatory authority also may approve a product candidate for a more limited indication or patient population than we originally requested or may not approve the labeling that we believe is necessary or desirable for the successful commercialization of a product. Manufacturers of our products and manufacturers’ facilities are also required to comply with cGMP regulations, which include requirements related to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to continual review and periodic inspections by the FDA, NMPA, EMA or comparable regulatory authorities for compliance with cGMP regulations.

Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay or prevent commercialization of that product candidate and would materially and adversely impact our business and prospects.

Even if we obtain regulatory approval for our product candidates, they will remain subject to ongoing regulatory oversight. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Even if we obtain regulatory approval for any of our product candidates, they will be subject to extensive and ongoing regulatory requirements for manufacturing, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export, sampling and record-keeping. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP regulations, good laboratory practices (GLPs) and GCPs for any clinical trials that we conduct post-approval, all of which may result in significant expense and limit our ability to commercialize such products. In addition, any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Such regulatory requirements may differ from country to country depending on where we have received regulatory approval.

The FDA’s, NMPA’s, EMA’s or comparable regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability. Moreover, if there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or our manufacture of a product, or if we or one of our distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include:

•	issuing warning or untitled letters or holds on clinical trials;

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mandating modifications to promotional materials or require us to provide corrective information to healthcare practitioners, or require other restrictions on the labeling or marketing of such products;

•	seeking an injunction or imposing civil or criminal penalties or monetary fines;

•	suspension or imposition of restrictions on operations, including product manufacturing or marketing or withdrawal of the product from the market;

•	seizure or detention of products, refusal to permit the import or export of products or voluntary or mandatory product recalls;

•	suspension, modification or revocation of our marketing approvals;

•	suspension of any ongoing clinical trials;

•	refusal to approve pending applications or supplements to applications submitted by us;

•	imposition of a REMS, which may include distribution or use restrictions; or

•	requiring us to conduct additional post-market clinical trials, change our product labeling or submit additional applications for marketing authorization.

Moreover, the FDA and other regulatory authorities strictly regulate the promotional claims that may be made about biological products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product’s approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of such off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant civil, criminal and administrative penalties. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Noncompliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Noncompliance with EU requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, also can result in significant financial penalties. Similarly, failure to comply with the EU’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations and prospects.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could harm our business, financial condition, results of operations and prospects.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining comparable foreign regulatory approvals and compliance with comparable foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Separately, in response to the global COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities and products, and on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, the FDA has stated that it generally intends to issue a complete response letter. Further, if there is inadequate information to make a determination on the acceptability of a facility, the FDA may defer action on the application until an inspection can be completed. In 2020, several companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our discovery and development on select product candidates and indications. Correctly prioritizing our research and development activities is particularly important for us due to the breadth of potential product candidates and indications that we believe could be pursued using our platform technologies. Specifically, we believe our SAA technology’s broad applicability allows us to develop a wide array of product candidate modalities, such as ADCs, bispecific antibodies, PEGylated peptides, modified cytokines, and immuno-stimulating antibody complexes. While we expect to add new franchises as we expand our technology platform and explore new disease areas, we will not have the resources necessary to pursue all of the potential applications of our technology. As a result, we may forego or delay pursuit of opportunities with potential product candidates or for certain indications that later prove to have greater prospects for success or return on our investment. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may also relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We may not be successful in our efforts to identify or discover additional product candidates in the future.

Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our inability to design such product candidates with the properties that we desire; or

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potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance.

Research programs to identify new product candidates require substantial technical, financial and human resources. If we are unable to identify suitable additional candidates for preclinical and clinical development, our opportunities to successfully develop and commercialize therapeutic products will be limited.

Risks Related to Manufacturing and Reliance on Third Parties

We rely on third parties to conduct, supervise, and monitor our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are, and expect to remain, dependent on third parties to conduct our preclinical studies and clinical trials, including our ongoing Phase 1 clinical trials and any future clinical trials of our product candidates. Specifically, CROs that manage preclinical studies and our clinical trials as well as clinical investigators and consultants play a significant role in the conduct of our preclinical studies and clinical trials and the subsequent collection and analysis of data. The timing of the initiation and completion of these studies and trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol, legal requirements, and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GLP and GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these GLP and GCP requirements through periodic inspections of preclinical study sites, trial sponsors, clinical trial investigators and clinical trial sites. If we or any of these third parties or clinical trial sites fail to comply with applicable GLP or GCP requirements, the data generated in our preclinical studies and clinical trials may be deemed unreliable, and the FDA, NMPA, EMA or comparable regulatory authorities may require us to perform additional preclinical or clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to stop and/or repeat clinical trials, which would delay the marketing approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any such CROs, clinical trial investigators or other third parties on which we rely are not and will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote adequate time and resources to our development activities or perform as contractually required. These risks are heightened as a result of the efforts of government agencies and the CROs themselves to limit the spread of COVID-19, including quarantines and shelter-in-place orders. If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be delayed or our development activities may be suspended or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA, NMPA, EMA or any comparable regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA, NMPA, EMA or any comparable regulatory authority. Any such delay or rejection could prevent us from commercializing our product candidates.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our products.

Switching or adding third parties to conduct our preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

We contract with third parties for the manufacturing and supply of certain of our product candidates for use in preclinical testing and clinical trials, which supply may become limited or interrupted or may not be of satisfactory quality and quantity.

We do not have any manufacturing facilities. We produce relatively small quantities of product for evaluation in our research programs in our laboratory. We rely on third parties for the manufacture of a portion of our product candidates for preclinical testing and all of our product candidates for clinical testing and we will continue to rely on such third parties for commercial manufacture if any of our product candidates are approved. This reliance increases the risk that we will not have sufficient quantities of our product candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. Currently, our drug raw materials for our manufacturing activities are supplied by multiple source suppliers. We have agreements for the supply of drug materials with manufacturers or suppliers that we believe have sufficient capacity to meet our demands. In addition, we believe that adequate alternative sources for such supplies exist. However, there is a risk that, if supplies are interrupted, it would materially harm our business.

Furthermore, all entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our product candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of a BLA on a timely basis and must adhere to the FDA’s GLP and cGMP regulations enforced by the FDA through its facilities inspection program. Comparable foreign regulatory authorities may require compliance with similar requirements. We have analytical and process development capabilities and can manufacture non-cGMP material in our laboratory. We generally perform cell line, analytical and process development for our product candidates internally and manufacture the drug necessary to conduct non-GLP preclinical studies of our investigational product candidates. We occasionally outsource the production of research and development material. We do not have, and we do not currently plan to, acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future. The facilities and quality systems of our third-party contract manufacturers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of our product candidates. We do not control the manufacturing activities of, and are completely dependent on, our contract manufacturers for compliance with cGMP regulations.

In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, including due to the impact of the COVID-19 pandemic, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third-party, which we may not be able to do on commercially reasonable terms, if at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third-party and a feasible alternative may not exist. In addition, certain of our product candidates and our own proprietary methods have never been produced or implemented outside of our company, and we may therefore experience delays to our development programs if and when we attempt to establish new third-party manufacturing arrangements for these product candidates or methods. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third-party manufacture our product candidates. If we are required to or voluntarily change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. We will also need to verify, such as through a manufacturing comparability study, that any product produced by the new manufacturer is equivalent to that produced in a prior facility. The delays associated with the verification of a new manufacturer and equivalent product could negatively affect our ability to develop product candidates in a timely manner or within budget.

Our or a third-party’s failure to execute on our manufacturing requirements, do so on commercially reasonable terms and timelines and comply with cGMP requirements could adversely affect our business in a number of ways, including:

•	inability to meet our product specifications and quality requirements consistently;

•	an inability to initiate or continue clinical trials of our product candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates, if at all;

•	loss of the cooperation of future collaborators;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our product candidates; and

•	in the event of approval to market and commercialize our product candidates, an inability to meet commercial demands for our product or any other future product candidates.

Manufacturing ADC products is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing ADC products is complex and requires the use of innovative technologies to handle living cells. Each lot of an approved biological product must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing these products requires facilities specifically designed for and validated for this purpose and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at manufacturing facilities, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. The use of biologically derived ingredients can also lead to allegations of harm, including infections or allergic reactions, or closure of product facilities due to possible contamination.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency, significant lead times and timely availability of raw materials. Even if we obtain marketing approval for any of our product candidates, there is no assurance that we or our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA, NMPA or EMA or comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Due to the early nature of our product candidates, the drug product may not be stable over time, causing changes to be made to the manufacturing or storage process which may result in delays or stopping the development of the product candidate.

Changes in methods of product candidate manufacturing may result in additional costs or delays.

As product candidates progress through preclinical to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize yield, manufacturing batch size, change drug product dosage form, minimize costs and achieve consistent quality and results. While we have successfully scaled bacterial fermentation of our ReCODE platform to the commercial-scale of 50,000 liters and have scaled our EuCODE platform to 2,000 liters and we have successfully manufactured ARX788 with a new dosage form (a more stable lyophilized formulation) and demonstrated initial analytical comparability with pre-change clinical trial materials, further changes may be required to the manufacturing processes and slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. Any of these changes could also cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates and generate revenue.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our product candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

Risks Related to Commercialization

Any approved products may fail to achieve the degree of market acceptance by physicians, patients, hospitals, cancer treatment centers, healthcare payors and others in the medical community necessary for commercial success.

If any of our product candidates receive marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, current cancer treatments like chemotherapy and radiation therapy are well established in the medical community, and physicians may continue to rely on these treatments. Most of our product candidates target mechanisms for which there are limited or no currently approved products, which may result in slower adoption by physicians, patients and payors. If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenue and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	our ability to offer our products for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the availability of coverage and adequate reimbursement from government and commercial third-party payors, and the willingness of patients to pay out of pocket for our products, once approved, in the absence of adequate third party payor reimbursement;

•	the strength of marketing and distribution support; and

•	the prevalence and severity of any side effects.

We may not be able to successfully commercialize our product candidates, if approved, due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our product candidates profitably.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process, with uncertain results, that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our products to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may not be available, or may be more limited than the purposes for which the product is approved by the FDA, NMPA or EMA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, there is no uniform policy among third-party payors for coverage and reimbursement. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Therefore, one third-party payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded therapeutics and therapeutics administered under the supervision of a physician. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Reimbursement may impact the demand for, and the price of, any product for which we obtain marketing approval. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with those medications. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of our products. Therefore, coverage and adequate reimbursement are critical to a new product’s acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost therapeutic alternatives are already available or subsequently become available.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used. Further, from time to time, the Centers for Medicare & Medicaid Services (CMS) revises the reimbursement systems used to reimburse healthcare providers, including the Medicare Physician Fee Schedule and Hospital Outpatient Prospective Payment System, which may result in reduced Medicare payments.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product. In addition, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Additionally, while we currently intend to rely on commercially-available diagnostic tests, we may in the future be required to develop, alone or through a diagnostic test collaborator, new companion diagnostic tests for use with our product candidates. In this case we, or our collaborators, would be required to obtain coverage and reimbursement for these tests separate and apart from the coverage and reimbursement we may seek for our product candidates. For any newly-developed companion diagnostic test, there would be significant uncertainty regarding our ability to obtain coverage and adequate reimbursement for the same reasons applicable to our product candidates. Outside of the United States, many countries require approval of the sale price of a product before it can be marketed, and the pricing review period only begins after marketing or product licensing approval is granted. To obtain reimbursement or pricing approval in some of these countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product candidate in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenue, if any, we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if such product candidates obtain marketing approval.

The market opportunities for any current or future product candidate we develop, if and when approved, may be limited to those patients who are ineligible for established therapies or for whom prior therapies have failed, and may be small.

Cancer therapies are sometimes characterized by line of therapy (first-line, second-line, third-line, etc.) and the FDA often approves new therapies initially only for a particular line or lines of use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. We expect to initially seek approval of ARX788 and any other product candidates we develop as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially as a first-line therapy, but there is no guarantee that product candidates we develop, even if approved, would be approved for first-line therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

The number of patients who have the cancers we are targeting as well as the subset of patients with these cancers in a position to receive a particular line of therapy may turn out to be lower than expected. Additionally, the potentially addressable patient population for our current programs or future product candidates may be limited, if and when approved. Further, new therapies may change the estimated incidence or prevalence of the cancers that we are targeting. Even if we obtain significant market share for any product candidate, if and when approved, if the potential target populations are small, we may never achieve profitability without obtaining marketing approval for additional indications, including to be used as first- or second-line therapy.

Our product candidates for which we intend to seek approval as biological products may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the Affordable Care Act or ACA) signed into law on March 23, 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA) which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, the FDA may determine that previously marketed biologics may limit or eliminate the 12-year exclusivity. There is also a risk that this exclusivity could be shortened due to congressional action, court decisions or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If any approved products are subject to biosimilar competition sooner than we expect, we will face significant pricing pressure and our commercial opportunity will be limited.

If the market opportunities for any of our product candidates are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.

We are focused initially on the development of treatments for cancer. Our projections of addressable patient populations that have the potential to benefit from treatment with our product candidates are based on estimates. If any of our estimates are inaccurate, the market opportunities for any of our product candidates could be significantly diminished and have an adverse material impact on our business.

If any of our product candidates are approved for marketing and commercialization and we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we will be unable to successfully commercialize our product candidates if and when they are approved.

We have no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our product candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize future products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product portfolios; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or the profitability of these product revenue to us are likely to be lower than if we were to market and sell any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our product candidates or may be unable to do so on terms that are favorable to us. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market any future products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

The FDA and other federal and state agencies, including the U.S. Department of Justice (DOJ) closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state healthcare fraud and abuse laws as well as state consumer protection laws.

Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenue;

•	suspension or withdrawal of marketing approvals;

•	suspension of any ongoing clinical trials;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to comply with regulatory requirements, which could adversely affect our business, financial condition and results of operations.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us.

The development and commercialization of new products is highly competitive. We largely compete in the segments of the pharmaceutical, biotechnology and other related markets that develop cancer treatments. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, if ever, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. Moreover, with the proliferation of new drugs and therapies into oncology, we expect to face increasingly intense competition as new technologies become available. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries could render our product candidates or our technology obsolete, less competitive or uneconomical.

Other ADCs have already been approved and other products in the same class are further along in development. As more product candidates within a particular class of biological products proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for product candidates in those class will likely need to show a risk benefit profile that is competitive with or more favorable than those products and product candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk benefit profile is not competitive with those products or product candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenue and financial condition would be materially and adversely affected.

Specifically, there are many companies pursuing a variety of approaches to protein conjugations and modifications. Multiple companies, including larger and more-established companies, are pursuing traditional approaches that rely upon natural amino acids, usually a cysteine or lysine, as a conjugation site. Another approach looks to modify the sugar residues of naturally occurring amino acids. Our approach is to encode a non-natural amino acid at optimized positions within the proteins, and Sutro Biopharma, Inc., Synthorx Inc. and other early stage companies also use this approach. Other companies using antibody-drug conjugates to target innate immune receptors include Actym Therapeutics, Mersana, and Takeda Pharmaceuticals. Immunotherapy and validated pathway approaches are further being pursued by many smaller biotechnology companies as well as larger pharmaceutical companies. We also face competition from validated pathway therapy treatments offered by companies such as AstraZeneca, Byondis, Daiichi Sankyo, Genentech, MacroGenics, Pieris, Puma, Seattle Genetics, Spectrum Pharmaceuticals, and Zymeworks. We also face competition from companies that continue to invest in innovation in the antibody-drug conjugate field, including but not limited to AbbVie, ADC Therapeutics, Astellas, BioAtla, Celldex, CytomX, Eli Lilly and Company, GlaxoSmithKline, Genmab, ImmunoGen, Immunomedics, Millennium Pharmaceuticals, MorphoSys AG, Novartis, Pfizer, Sanofi, Seattle Genetics, Sutro Biopharma, and VelosBio.

Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors will also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and subject registration for clinical trials, as well as in acquiring technologies complementary to, or that may be necessary for, our programs.

The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, and convenience. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be materially harmed.

Risks Related to Our In-Licenses and Other Strategic Agreements

We are currently party to several in-license agreements under which we acquired rights to use, develop, manufacture and/or commercialize certain of our platform technologies and resulting product candidates. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these technologies or both, which would adversely affect our business and prospects.

We rely, in part, on license and other strategic agreements, which subject us to various obligations, including diligence obligations with respect to development and commercialization activities, payment obligations for achievement of certain milestones and royalties on product sales, negative covenants and other material obligations. For example, we have exclusively licensed certain patent rights from The Scripps Research Institute (TSRI) related to various aspects of our technology platform. If we fail to comply with the obligations under our license agreements, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreements are terminated, we may not be able to develop, manufacture, market or sell the products covered by our agreements and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under any such agreement.

In addition, the agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Our business also would suffer if any current or future licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.

In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant research programs or product candidates and our business, financial condition, results of operations and prospects could suffer.

We are dependent on our license and collaboration agreements with various partners to develop and commercialize products using our technologies in various fields and indications as well as certain of our product candidates in certain geographies. The failure to maintain our agreements with our collaboration partners or the failure of our partners to perform their obligations under our agreements with them, could negatively impact our business.

We have granted various collaboration partners exclusive licenses to certain patents, information and know-how related to our technologies or product candidates, including rights to develop and commercialize ARX788 and ARX305 in China to NovoCodex, and worldwide rights to develop and commercialize Pegbelfermin (BMS-986036) and BMS-986259 to Bristol Myers Squibb (BMS). Consequently, our ability to realize value or generate any revenues from certain of our product candidates or in certain geographies for our product candidates depends on our collaboration partners’ willingness and ability to develop and obtain regulatory approvals for and successfully commercialize our out-licensed product candidates or other product candidates using our technology. We have limited control over the amount and timing of resources that our collaboration partners will dedicate to these efforts. In particular, we will not be entitled to receive additional milestone or royalty payments from our existing collaborations absent further development and eventual commercialization of the licensed product candidates or other product candidates using our technology.

We are subject to a number of other risks associated with our dependence on our license and collaboration agreements, including:

•

our collaboration partners may not comply with applicable regulatory requirements with respect to developing or commercializing products under our agreements with them, which could adversely impact development, regulatory approval and eventual commercialization of such products. For example, our collaboration partners’ failure to comply with existing or future laws and regulations related to the management of human genetic resources (including materials and information) in China could lead to government enforcement actions, which could include fines, suspension of related activities and confiscation of related human genetic resources and gains generated from conducting these activities, or breach liability. Compliance or the failure to comply with such laws could increase the costs of, limit and cause significant delay in their clinical studies and research and development activities, which could materially and adversely affect our business and prospects as well;

•	we and our collaboration partners could disagree as to future development plans and our partners may delay initiation of or cease research efforts, preclinical studies or clinical trials;

•

there may be disputes between us and our collaboration partners, including disagreements regarding the terms of the applicable agreement or scope of the license, that may result in the delay of or failure to achieve development, regulatory and commercial objectives that would result in milestone or royalty payments to us, the delay or termination of any future development or commercialization of our product candidates or other product candidates using our technology, and/or costly litigation or arbitration that diverts our management’s attention and resources;

•

our collaboration partners may not provide us with timely and accurate information regarding development progress and activities under the applicable agreement, which could adversely impact our ability to report progress to our investors and otherwise plan our own development activities;

•

business combinations or significant changes in our collaboration partners’ business strategy may adversely affect their ability or willingness to perform their obligations under the applicable agreement;

•	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates;

•

our collaboration partners may not properly maintain or defend our licensed intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property rights or expose us to potential litigation; and

•	the royalties we are eligible to receive from our collaboration partners may be reduced or eliminated based upon their and our ability to maintain or defend our intellectual property rights.

With respect to ARX788 and ARX305, we have licensed development and commercialization rights in China to NovoCodex. We have limited control over NovoCodex’s development, regulatory and commercialization activities with respect to these product candidates in China; however, NovoCodex’s activities in China could have significant consequences to our ability to successfully develop, obtain regulatory approval for and commercialize ARX788 and ARX305 in the United States and other territories for which we maintain rights. For example, if NovoCodex experiences a clinical failure or safety issues or receives negative decisions from regulatory authorities in China, it could negatively impact the value and prospects of the product candidate in the territories in which we retain rights.

Our license and collaboration agreements are subject to early termination, including through the collaboration partner’s right to terminate without cause upon advance notice to us. If an agreement is terminated early, we may not be able to find another collaborator for the further development or commercialization of the licensed product candidate or technology in the applicable field or geography on acceptable terms, or at all, and we may otherwise be unable to pursue continued development on our own.

To the extent we enter into additional agreements for the development and commercialization of our product candidates, we would likely be similarly dependent on the performance of those third parties and subject to similar risks.

We may not be successful in establishing and maintaining additional collaborations, which could adversely affect our ability to develop and commercialize our product candidates.

We intend to continue evaluating and, as deemed appropriate, enter into additional out-licensing and collaboration agreements, including potentially with major biotechnology or pharmaceutical companies. We face significant competition in seeking appropriate partners for our product candidates, and the negotiation process is time-consuming and complex. In order for us to successfully partner our product candidates, potential partners must view these product candidates as having the requisite potential to demonstrate safety and efficacy and as being economically valuable in light of the terms that we are seeking and other available products for licensing by other companies. Due to our multiple existing license and collaboration agreements, we may find it more difficult to secure additional collaborations for our technologies or product candidates if major biotechnology or pharmaceutical companies would prefer to have exclusive control over development in all geographies or indications within a field. Even if we are successful in our efforts to establish new collaborations, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product are disappointing. Any inability or delay in entering into new collaboration agreements related to our product candidates, in particular in foreign countries where we do not have and do not intend to establish significant capabilities, could delay the development and commercialization of our product candidates or other product candidates using our technology and reduce their market potential.

We may not realize the benefits of any acquisitions, in-licenses or strategic alliances that we enter into.

We have entered into in-license agreements with multiple licensors and in the future may seek and form strategic alliances, create joint ventures or collaborations, or enter into acquisitions or additional licensing arrangements with third parties that we believe will complement or augment our existing technologies and product candidates.

These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, we may not be able to realize the benefits of such existing or future acquisitions or in-licenses if we are unable to successfully integrate them into our operations and company culture. Following a strategic transaction or license, we may not achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement.

Risks Related to Our Industry and Business Operations

The COVID-19 pandemic could continue to adversely impact our business, including our ongoing and planned clinical trials, supply chain and business development activities.

Since December 2019, COVID-19, a novel strain of coronavirus, has become a global pandemic. The President of the United States declared the COVID-19 pandemic a national emergency and many states and municipalities in the Unites States have announced aggressive actions to reduce the spread of the disease, including limiting non-essential gatherings of people, ceasing all non-essential travel, ordering certain businesses and government agencies to cease non-essential operations at physical locations and issuing “shelter-in-place” orders which direct individuals to shelter at their places of residence (subject to limited exceptions). For example, the State of California has issued various executive orders limiting the ability of individuals to gather or leave their residence except as needed to maintain continuity of operations of the federal critical infrastructure sectors. As a result of these orders, many of our employees are currently telecommuting, which has impacted certain of our operations and may continue to do so over the long term. We may experience further limitations on employee resources in the future, including because of sickness of employees or their families. The effects of government actions and our own policies and those of third parties to reduce the spread of COVID-19 may negatively impact productivity and slow down or delay our ongoing and future clinical trials, preclinical studies and research and development activities, and may cause disruptions to our supply chain and impair our ability to execute our business development strategy. In the event that government authorities were to enhance current restrictions, our employees who currently are not telecommuting may no longer be able to access our facilities, and our operations may be further limited or curtailed.

As COVID-19 continues to spread, we may experience ongoing disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•	interruption or delays in our operations, which may impact our ability to conduct and produce preclinical results required for submission of an IND;

•	delays in receiving authorizations from local regulatory authorities to initiate our planned clinical trials;

•

delays or difficulties in enrolling patients in our clinical trials due to patients’ concerns of contracting COVID-19 while visiting hospitals, including patients with cancer who may be immunocompromised during the COVID-19 pandemic;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

•

delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;

•

changes in local regulations as part of a response to the COVID-19 outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•

diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•

interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

•	interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

•

risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events; and

•	refusal of the FDA to accept data from clinical trials in affected geographies outside the United States.

These and other disruptions in our operations and the global economy could negatively impact our business, operating results and financial condition.

Our clinical trials have been, and may in the future be, affected by the COVID-19 pandemic. For example, some of our clinical trial sites in the United States and Australia slowed down or temporarily suspended enrollment of new patients, denied access to site monitors and otherwise curtailed certain operations. Similarly, our ability to recruit and retain principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19, may be adversely impacted. Our ongoing or planned clinical trials may also be impacted by interruptions or delays in the operations of the FDA, NMPA or EMA or comparable foreign regulatory authorities. We and our CROs have also made certain adjustments to the operation of our trials in an effort to ensure compliance with GCP, to assure the safety of trial participants, and to minimize risks to trial integrity during the pandemic in accordance with the guidance issued by the FDA on March 18, 2020 and updated most recently on December 4, 2020, and may need to make further adjustments in the future. Many of these adjustments are new and untested, may not be effective, and may have unforeseen effects on the enrollment, progress and completion of these trials and the findings from these trials. These events could delay our clinical trials, increase the cost of completing our clinical trials and negatively impact the integrity, reliability or robustness of the data from our clinical trials.

In addition, quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact personnel at third-party manufacturing facilities upon which we rely, or the availability or cost of materials, which could disrupt the supply chain for our product candidates. Two vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020, and more are likely to be authorized in the coming months. The resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials which could lead to delays in these trials. To the extent our suppliers and service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic or government mandates to participate in COVID-19 vaccine production, our ability to continue meeting clinical supply demand for our product candidates or otherwise advancing development of our product candidates may become impaired.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other biologics companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ADSs or such sales may be on unfavorable terms.

COVID-19 and actions taken to reduce its spread continue to rapidly evolve. The extent to which COVID-19 may impede the development of our product candidates, reduce the productivity of our employees, disrupt our supply chains, delay our clinical trials, reduce our access to capital or limit our business development activities, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to the timing and results of our clinical trials and our financing needs.

Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates; and

•	decreased demand for our product candidates, if approved for commercial sale.

We believe our product liability insurance coverage is sufficient in light of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claims, or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Patients with cancer are often already in severe and advanced stages of disease and have both known and unknown significant pre-existing and potentially life-threatening health risks. These patients are also currently on or have recently been on multiple other therapies for their cancer or other underlying conditions. During the course of treatment in our clinical trials, patients may suffer adverse events, including death, for reasons that may be related to our product candidates. Such events could subject us to costly litigation, require us to pay substantial amounts of money to injured patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our product candidates, or require us to suspend or abandon our commercialization efforts. Even in a circumstance in which we do not believe that an adverse event is related to our product candidates, the investigation into the circumstance may be time-consuming or inconclusive. These investigations may interrupt our development efforts, delay our regulatory approval process, or limit the type of regulatory approvals our product candidates receive or maintain. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct substantial operations at our facilities in San Diego. This region is headquarters to many other biologics companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key person” insurance policies on the lives of these individuals or the lives of any of our employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2020, we had 55 employees. As we advance our research and development programs, we will be required to further increase the number of our employees and the scope of our operations, particularly in the areas of clinical development, quality, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing and distribution. To manage any future growth, we must:

•	identify, recruit integrate, maintain and motivate additional qualified personnel;

•	manage our development efforts effectively, including the initiation and conduct of clinical trials for our product candidates, both as monotherapy and in combination with other therapeutics; and

•	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our product candidates, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors and customers are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, transparency laws and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Although we do not currently have any products on the market, our operations may be, directly or indirectly through our prescribers, customers and third-party payors, subject to various U.S. federal and state healthcare laws and regulations, including, without limitation, the U.S. federal Anti-Kickback Statute, the U.S. federal civil and criminal false claims laws and the Physician Payments Sunshine Act and regulations. Healthcare providers and others play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. These laws may impact, among other things, our current business operations, including our clinical research activities, and proposed sales, marketing and education programs and constrain the business of financial arrangements and relationships with healthcare providers and other parties through which we may market, sell and distribute our products for which we obtain marketing approval. In addition, we may be subject to additional healthcare, statutory and regulatory requirements and enforcement by foreign regulatory authorities in jurisdictions in which we conduct our business. The laws that may affect our ability to operate include:

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the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under U.S. federal and state healthcare programs such as Medicare and Medicaid. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the U.S. federal false claims, including the False Claims Act, which can be enforced through whistleblower actions, and civil monetary penalties laws, which, among other things, impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Companies that submit claims directly to payors may also be liable under the False Claims Act for the direct submission of such claims. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the U.S. federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses and their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security, and transmission of such individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•	the U.S. Federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

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the U.S. federal legislation commonly referred to as Physician Payments Sunshine Act, enacted as part of the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the CMS information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Beginning in 2022, such obligations will include payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists, and certified nurse midwives;

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analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical sales representatives; and

•	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Additionally, as further discussed below, on November 20, 2020, the Department of Health and Human Services, (HHS) finalized a regulation modifying the federal Anti-Kickback Statute regulatory safe harbors that, among other things, (i) removed safe harbor protection for certain price reductions from pharmaceutical manufacturers, and (ii) created new a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers.

Ensuring that our internal operations and future business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the delay, reduction, termination or restructuring of our operations. Further, defending against any such actions can be costly and time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business is found to not be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.

Enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may charge for such product candidates.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which we obtain marketing approval.

In March 2010, the ACA was enacted, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and promoted a new Medicare Part D coverage gap discount program. Considerable uncertainty remains regarding the implementation and impact of the ACA.

Since its enactment, there have been and there remain executive, judicial and congressional challenges to certain aspects of the Affordable Care Act. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, former President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. On January 20, 2017, former President Trump signed the first Executive Order, directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed the second Executive Order terminating the cost-sharing subsidies (CSRs), that reimburse insurers under the ACA. On August 14, 2020, the U.S. Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any. Payments are expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in ACA risk corridor payments that they argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the decision, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the ACA such as the Tax Cuts and Jobs Act of 2017 (TCJA), which decreased the “individual mandate” to $0. On

December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The United States Supreme Court is currently reviewing this case, and it is expected that a decision will be made by mid-2021. It is also unclear how such litigation and other efforts to challenge, repeal or replace the ACA will impact the ACA or our business. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless Congress takes additional action. Proposed legislation, if passed, would extend this suspension until the end of the COVID-19 pandemic.

Recently, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the U.S. Presidential administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule that amends the Medicare Advantage and Medicare Part D prescription drug benefit regulations to reduce out of pocket costs for plan enrollees and allow Medicare plans to negotiate lower rates for certain drugs. Among other things, the final rule now allows Medicare Advantage plans the option to use step therapy, a type of pre-authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain healthcare facilities. Some of these changes are undergoing legal challenges, and their status is currently in question. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any.

Additionally, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing Former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against the implementation of the interim final rule. Although a number of these executive orders and other proposed measures will require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, we expect that Congress will continue to seek new legislative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control costs of pharmaceutical and biological products. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

We expect that the healthcare reform measures that have been adopted, and that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

Our product candidates are subject to government price controls in certain jurisdictions that may affect our revenue.

There has been heightened governmental scrutiny in the United States, China, the European Union, Japan and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, Congressional leadership and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Outside of the United States, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and our collaborators and third-party providers may be subject to federal, state and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, California recently enacted the California Consumer Privacy Act (the CCPA) which became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. At this time, we do not collect personal information relating to residents of California but should we begin to do so, the CCPA will impose new and burdensome privacy compliance obligations on our business and will raise new risks for potential fines and class actions.

Foreign data protection laws, including the EU General Data Protection Regulation (GDPR), may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, imposes strict requirements for processing the personal data of individuals within the European Economic Area (EEA) and the United Kingdom, including clinical trial data, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The GDPR imposes strict requirements for the collection, use and disclosure of personal data, including stringent requirements relating to obtaining consent, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. At this time, we do not believe we are subject to the GDPR, but should this change, the GDPR will increase our responsibility and potential liability in relation to personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new EU data protection rules.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning privacy data protection. On March 17, 2018, the General Office of the State Council of the PRC (the PRC State Council) promulgated the Measures for the Management of Scientific Data (the Scientific Data Measures) which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, any scientific data involving state secret, state security, social public interests, commercial secret or personal privacy may not be open and shared; where openness is indeed needed, the purpose, user’s qualification, conditions of confidentiality and other factors shall be reviewed, and the informing scope shall be strictly controlled. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad, or to our foreign partners in China. If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of product candidates with our collaboration partners within PRC may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to specific administrative penalties imposed by those government authorities. China’s Cyber Security Law, which became effective in June 2017, created China’s national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Drafts of some of these measures have now been published, including the draft rules on cross-border transfers published by the Cyberspace Administration of China in 2017, which may, upon enactment, require security review before transferring human health-related data out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval/filing from the Science and Technology Administration Department of the PRC State Council where human genetic resources are involved in any international collaborative project and additional approval/filing for any export or cross-border transfer of the human genetic resources samples or associated data. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of human genetic resources samples and associated data and administrative fines. In addition, the interpretation and application of data protection laws in China and elsewhere are often uncertain and in flux.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose such information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations and prospects.

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activity. If our PRC resident and enterprise shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

In July 2014, PRC State Administration of Foreign Exchange (SAFE) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (SAFE Circular 37) which replaces the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-tripping Investment via Overseas Special Purpose (SAFE Circular 75). SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (SPVs) are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (SAFE Notice 13). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

We may not be aware of the identities of all of our beneficial owners who are PRC residents, nor can we compel our beneficial owners to comply with SAFE registration requirements. Therefore, we cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have completed any required registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or Ambrx Shanghai to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to Ambrx Shanghai and limit Ambrx Shanghai’s ability to distribute dividends to us. These risks may have a material adverse effect on our business, financial condition and results of operations.

On December 26, 2017, the National Development and Reform Commission (NDRC) promulgated the Administrative Measures on Overseas Investments (NDRC Order No. 11), which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, the Ministry of Commerce (MOFCOM) promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

We may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities have completed, or will complete upon our request, the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete such required filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment impose warnings and sanctions on them, require them to make corrections within a specified time, or limit our ability to distribute dividends and proceeds to Ambrx Shanghai and limit Ambrx Shanghai’s ability to distribute dividends to us, which may adversely affect our business, financial condition and results of operations.

Further, as these foreign exchange and outbound investment related regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the PRC foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to successfully implement the recent ongoing reorganization of our operating structure could adversely affect our business.

We are in the process of reorganizing our corporate structure, which we anticipate will be substantially completed prior to the completion of this offering. See “Our Corporate History and Structure.” A principal focus of the Reorganization is the implementation of a global management approach to our business, including by Ambrx Shanghai and Ambrx HK becoming our wholly-owned subsidiaries. Previously, Ambrx HK was a wholly-owned subsidiary of Ambrx Shanghai, which presently is majority (approximately 89%) owned by us.

In order to implement an effective global management structure, we must identify and retain managers with the requisite skills and vision to operate on a global basis. Since we historically have managed most of our U.S. business separately, our current managers may not have the necessary experience or skills to operate effectively on a global basis. If we cannot successfully implement a global management structure, our results of operations and cash flows could be adversely affected. The management changes required to implement the Reorganization could result in disruption to our business, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our platform technologies and product candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

We rely upon a combination of patents, know-how and confidentiality agreements to protect the intellectual property related to our products and technologies and to prevent third parties from copying and surpassing our achievements, thus eroding our competitive position in our market.

Our success depends in large part on our ability to obtain and maintain patent protection for our platform technologies, product candidates and their uses, as well as our ability to operate without infringing the proprietary rights of others. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued or that issued patents will afford sufficient protection of our product candidates or their intended uses against competitors, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated by third parties, or effectively prevent others from commercializing competitive technologies, products or product candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner, including delays as a result of the COVID-19 pandemic impacting our or our licensors’ operations. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

Composition of matter patents for biological and pharmaceutical product candidates often provide a strong form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain that the claims in our pending patent applications directed to composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office (USPTO) or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

The patent position of biologics companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which have increased uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. For example, we may not be aware of all third-party intellectual property rights potentially relating to our product candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, inventorship, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending patent applications may be challenged in patent offices in the United States and abroad. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. For example, our pending patent applications may be subject to third-party pre-issuance submissions of prior art to the USPTO or our issued patents may be subject to post-grant review (PGR) proceedings, oppositions, derivations, reexaminations, or inter partes review (IPR) proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. Additionally, if there was relevant “prior art” with respect to our patent applications that was not disclosed to the USPTO, our granted patents could be limited or found invalid. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any failure to obtain or maintain patent protection with respect to our product candidates or their uses could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know-how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future, may require a license from the competitor to use our own know-how, and if the license is not available on commercially-viable terms, then we may not be able to launch our product. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, and this scenario could materially adversely affect our business, financial condition and results of operations.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. We have pending U.S. and foreign patent applications in our portfolio; however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights, including designing around our patents;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; and/or

•

whether the patent applications that we own or in-license will result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our product candidates and/or technologies will be considered patentable by the USPTO or by patent offices in foreign countries. The USPTO may determine that our patents or patent applications are invalid for obviousness. There can be no assurance that any such patent applications will issue as granted patents. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. Even if the patents do issue based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our product candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make product candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed by designing around features of our product candidates;

•	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•

it is possible that noncompliance with the USPTO and foreign governmental patent agencies requirement for a number of procedural, documentary, fee payment and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be revoked, modified, or held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•

we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own or in-license will result in issued patents with claims that directed to our product candidates or uses thereof in the United States or in other foreign countries;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing product candidates;

•	the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;

•	if enforced, a court may not hold that our patents are valid, enforceable and infringed;

•	we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;

•	we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;

•	we may fail to adequately protect and police our trademarks and trade secrets; and

•

the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patents and patent applications.

Should any of these or similar events occur, they could significantly harm our business, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third-party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

We are currently party to an in-license agreement under which we were granted rights to manufacture certain components of our product candidates. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these technologies or both, which would adversely affect our business and prospects.

We rely, in part, on license and other strategic agreements, which subject us to various obligations, including payment obligations for achievement of certain milestones on product sales. For example, with respect to our ReCODE platform, we have an exclusive license to a patent portfolio containing three families of U.S. and foreign patents and patent applications co-owned by TSRI and The Regents of the University of California (The Regents). If we fail to comply with the obligations under our license agreements, including as a result of COVID-19 impacting our operations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and our licensors may have the right to terminate the license. If our license agreements are terminated, we may experience significant delays, difficulties, and costs in developing new cell lines and identifying an alternative source to manufacture components of our candidate products covered by our agreements and those being tested or approved in combination with such products. Such an occurrence could materially adversely affect the value of the product candidates being developed under any such agreement.

In addition, the agreements under which we license intellectual property or technology to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations.

The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners.

Licensing of intellectual property involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in our industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the creation or use of intellectual property by us alone or with our licensors and partners;

•	the scope and duration of our payment obligations; and

•	the priority of invention of patented technology.

If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates. We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described herein. If we or our licensor fail to adequately protect this intellectual property, our ability to develop, manufacture, or commercialize products could suffer.

In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant research programs or product candidates and our business, financial condition, results of operations and prospects could suffer.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

We currently own intellectual property directed to our product candidates and other proprietary technologies. Other pharmaceutical companies and academic institutions may also have filed or are planning to file patent applications potentially relevant to our business. From time to time, in order to avoid infringing these third-party patents, we may be required to license technology from additional third parties to further develop or commercialize our product candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our product candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our product candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us.

Moreover, some of our owned and in-licensed patents or patent applications or future patents are or may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our product candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our product candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed or misappropriated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our product candidates. We cannot be certain that our product candidates and other proprietary technologies we may develop will not infringe existing or future patents owned by third parties. Third parties may assert infringement claims against us based on existing or future intellectual property rights. We believe that the relevant claims of these third party patents are likely invalid or unenforceable, and we may choose to challenge those patents, though the outcome of any challenge that we may initiate in the future is uncertain. We may also decide in the future to seek a license to those third party patents, but we might not be able to do so on reasonable terms. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing candidate product or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing candidate product or product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our investigational products or force us to cease some of our business operations, which could materially harm our business.

We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, might assert are infringed by our current or future product candidates, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates and other proprietary technologies we may develop, could be found to be infringed by our product candidate. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our product candidates. The pharmaceutical and biotechnology industries have produced a considerable number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents, and there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

We may choose to challenge the enforceability or validity of claims in a third party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

If we are found to infringe a third-party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third-party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, and could divert the time and attention of our technical personnel and management, cause development delays, and/or require us to develop non-infringing technology, which may not be possible on a cost-effective basis, any of which could materially harm our business. In the event of a successful claim of infringement against us, we may have to pay substantial monetary damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees, redesign our infringing drug or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors or other third parties may infringe our patents, trademarks or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the trading price of our ADSs. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third-party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our shareholders, or it may be otherwise impractical or undesirable to enforce our intellectual property against some third parties. Our competitors or other third parties may be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, in-license needed technology or other product candidates, or enter into development partnerships that would help us bring our product candidates to market.

Further, proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any such lawsuits that we initiate and the damages and other remedies awarded, if any, may not be commercially meaningful.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

As is common in the pharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our product candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our intellectual property rights throughout the world.

As is the case with other biologics companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biologics industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs, and may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents.

Patent protection is available on a national or regional level. Filing, prosecuting and defending patents throughout the world and on all of our product candidates would be prohibitively expensive. As such, our intellectual property rights outside the United States may not extend to all other possible countries outside the United States and we may not be able to prevent third parties from practicing our inventions in countries outside the United States where we do not have patent protection, or from selling in and importing products into other jurisdictions made using our inventions in such countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products or technology and may export otherwise infringing products or technology to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals or biologics, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain developing countries, including India, have compulsory licensing laws under which a patent owner may be compelled under certain circumstances to grant licenses to third parties at nominal or no consideration. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third-party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government agencies or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. For example, in the 2013 case Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patentable. While we do not believe that any of the patents owned or licensed by us will be found invalid based on this decision, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse, including due to the effect of the COVID-19 pandemic on us or our patent maintenance vendors, can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitive position would be adversely affected.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our product candidate, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third-party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market. Because we expect to rely on third parties in the development and manufacture of our product candidates, we must, at times, share trade secrets with them. Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Trade secrets and know-how can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how, and information. We further seek to protect our potential trade secrets, proprietary know-how, and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. With our consultants, contractors, and outside scientific collaborators, these agreements typically include invention assignment obligations. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. We cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. We currently have and may in the future enter into more contract research and manufacturing relationships with organizations that operate in certain countries that are at heightened risk of theft of technology, data and intellectual property, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors. If our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. Moreover, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws. Further, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third-party, our competitive position would be harmed.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as the U.S. government, such that our licensors are not the sole and exclusive owners of the patents we in-licensed. If other third parties have ownership rights or other rights to our in-licensed patents, they may be able to license such patents to our competitors, and our competitors could market competing products and technology. This could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, if all maintenance fees are paid timely, the natural expiration of a patent is generally 20 years after its first effective filing date. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such product candidates are commercialized. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours. Upon issuance in the United States, the term of a patent can be increased by patent term adjustment, which is based on certain delays caused by the USPTO, but this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. The term of a United States patent may also be shortened if the patent is terminally disclaimed over an earlier-filed patent. A patent term extension (PTE) based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the PTE does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous PTEs in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Furthermore, our patents covering certain components of our product candidates may expire prior to the commercialization of our product candidates or soon thereafter. As a result, third parties may be able to utilize these components of our products after expiration of these patents. For example, our initial non-natural pAF amino acid patent estate expires in 2025. However, our subsequent patent families, which cover our product candidates as ADCs or IOCs, and which also incorporate the non-natural pAF amino acid, expire between 2032 and 2039.

If we are unable to obtain PTE or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration and may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Risks Related to this Offering, Our Securities and Our Status as a Public Company

An active trading market for our ADSs may not develop and you may not be able to resell your ADSs at or above the initial offering price, if at all.

This offering constitutes the initial public offering of our ADSs, and no public market has previously existed for our ADSs or ordinary shares. There can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed and we do not intend to separately list our ordinary shares for trading on any exchange. The lack of an active trading market may also reduce the fair market value of the ADSs. The initial offering price was determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial public offering price were our future prospects and the prospects of our industry in general, existing preclinical and clinical data with respect to our product candidates and platform technology, our financial and operating results from recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the initial public offering price.

The trading price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general and the market for biologics companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, the factors that could cause significant fluctuations in the trading price of our ADSs include:

•	positive or negative results from preclinical studies and clinical trials by us, our collaborators or competitors;

•	concerns regarding the safety of our product candidates or ADCs in general;

•	the timing of commencing, enrolling and announcing results from clinical trials;

•	decisions as to which product candidates, indications or discovery programs we chose to pursue;

•	announcements regarding competitive products or technologies or the biologics industry in general;

•	actions taken or guidance provided by regulatory agencies with respect to our clinical trials or regulatory submissions;

•	changes or developments in laws or regulations applicable to our product candidates and our markets, including in the United States and China;

•	changes to our relationships with collaborators, manufacturers or suppliers;

•	the loss of any of our key scientific or management personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	potential acquisitions, financing, collaborations or other corporate transactions;

•	the loss of rights under license, strategic or other collaboration agreements;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

•	the trading volume of our ADSs on the NYSE;

•	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our significant shareholders or the anticipation that such sales may occur in the future;

•	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or China;

•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biologics industry;

•	investors’ general perception of us and our business;

•	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ADSs at or above the price paid for the ADSs and may otherwise negatively affect the liquidity of our ADSs. The trading prices for common stock of other biologics companies have also been highly volatile as a result of the COVID-19 pandemic.

Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.

Our principal shareholders and management own a significant percentage of our voting securities and will be able to exert significant control over matters subject to shareholder approval.

As of December 31, 2020, our executive officers, directors, five percent shareholders and their affiliates beneficially owned approximately 81.0% of the voting power of our outstanding share capital. Therefore, even after this offering, these shareholders will have the ability to influence us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, acting together, may be able to control elections of directors, issuances of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. These shareholders’ interests may not always coincide with our corporate interests or the interests of other shareholders, and these shareholders may exercise their voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. This may prevent or discourage unsolicited acquisition proposals or offers for our ADSs that you may believe are in your best interest as a holder of our ADSs.

If you purchase ADSs in this offering, you will suffer immediate dilution of your investment.

If you purchase our ADSs in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the book value per share attributable to our existing shareholders. Therefore, based on an assumed initial public offering price of $         per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per ADS, representing the difference between our pro forma as adjusted net tangible book value per ADS after this offering and the initial public offering price per ADS. After this offering, we will also have outstanding options to purchase ordinary shares with exercise prices lower than the initial public offering price (based on the ratio of ADSs to ordinary shares). To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. For further information regarding the dilution resulting from this offering, see “Dilution”.

A significant portion of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of our ADSs in the public market could occur at any time. If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our ADSs in the public market following this offering, the market price of our ADSs could decline significantly.

Upon completion of this offering, we will have outstanding                ordinary shares, including ordinary shares represented by ADSs, based on the number of shares outstanding as of December 31, 2020. The ADSs sold in this offering will be freely tradable immediately. The remaining ordinary shares will be available for sale in the public market beginning 180 days after the date of this prospectus following the expiration of lock-up agreements entered into by substantially all of the holders of our outstanding share capital in connection with the offering. Goldman Sachs & Co. LLC, and BofA Securities, Inc. may agree to release these shareholders from their lock-up agreements at any time and without notice, which would allow for earlier sales of ordinary shares (through ADSs) in the public market. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of restrictions in the lock-up agreements, could cause the market price of our ADSs to fall or make it more difficult for you to sell your ADSs at a time and price that you deem appropriate.

In addition, promptly following the completion of this offering, we intend to file one or more registration statements registering the issuance of approximately                 ordinary shares (which may be in the form of ADSs) subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares (or ADSs) registered under these registration statements will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and, in the case of our affiliates, the restrictions of Rule 144 under the Securities Act.

Additionally, after this offering, the holders of an aggregate of                 of our ordinary shares, or their transferees, will have rights, subject to some conditions, to require us to file one or more registration statements covering their shares (or ADSs representing such shares) or to include their shares (or ADSs representing such shares) in registration statements that we may file for ourselves or other shareholders. If we were to register the resale of these shares or ADSs, they could be freely sold in the public market. If these additional shares or ADSs are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. We will take all commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby, including claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court in New York, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement, our ordinary shares and the ADSs and the transactions contemplated thereby. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement, our ordinary shares or the ADSs or the transactions contemplated thereby, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may augur different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

Although we do not have any present plans to declare or pay any dividends on our ordinary shares after this offering, in the event we declare and pay any dividends, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Therefore, you should not rely on an investment in our ADSs to provide dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or out of the credit standing in our share premium account, and provided always that in no circumstances may a dividend be paid if it would result in our inability to pay our debts as they fall due in the ordinary course of business. In addition, our shareholders may, subject to our memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future. Investors seeking cash dividends should not purchase our ADSs in this offering.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2019, we had $130.4 million of U.S. federal and $38.1 million of state net operating loss carryforwards available to reduce future taxable income. At December 31, 2019, the Company also had $8.1 million of U.S. federal and $6.4 million of state R&D tax credit carryforwards. It is possible that some of these net operating losses and other tax attributes may expire prior to our generating sufficient taxable income to use them. Under legislative changes made in December 2017, as modified by federal tax law changes enacted in March 2020, U.S. federal net operating losses incurred in tax years beginning after December 31, 2017 and in future years may be carried forward indefinitely, but, for tax years beginning after December 31, 2020, the deductibility of such net operating losses is limited. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the Code), respectively, and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We may have experienced such ownership changes in the past and also may experience ownership changes in the future as a result of future shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards and tax credits is materially limited, it would harm our business by effectively increasing our future tax obligations.

In addition, for state income tax purposes, there may be periods during which the use of net operating losses is suspended or otherwise limited, including a recent California franchise tax law change limiting the usability of

California state net operating losses to offset California taxable income in taxable years beginning on or after January 1, 2020 and before January 1, 2023, which could accelerate or permanently increase state taxes owed.

We do not believe we were a passive foreign investment company (PFIC) but there can be no assurance we will not be a PFIC for U.S. federal income tax purposes which could result in adverse tax consequences to U.S. Holders of ADSs or ordinary shares. If we are or become classified as a passive foreign investment company, our U.S. Holders of ADSs or ordinary shares may suffer adverse tax consequences as a result.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company (PFIC), for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. Holders (as defined in “Taxation—United States Federal Income Tax Considerations”) of ADSs or ordinary shares, may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Based on our consolidated financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe we were a PFIC for the taxable year ending December 31, 2020 and do not anticipate being a PFIC for our current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our cash and other liquid assets.

For further discussion of the PFIC rules and adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section titled “Taxation—Material U.S. Federal Income Considerations to U.S. Holders” in this prospectus. Each U.S. Holder should consult its own tax advisors with respect to the potential adverse U.S. tax consequences to it if we are or were to become a PFIC.

If a United States person is treated as owning at least 10% of our ordinary shares, including ordinary shares represented by ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary, certain of our non-U.S. subsidiaries may be treated as controlled foreign corporations (regardless of whether Ambrx Biopharma Inc. is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting and tax paying obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in our ADSs.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

The tax treatment of our company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to the Organisation for Economic Co-operation and Development’s, Base Erosion and Profit Shifting, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly, and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

We will incur significantly increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company in the United States, we will incur significant legal, accounting and other expenses that we did not incur previously. These expenses will likely be even more significant after we no longer qualify as an emerging growth company and/or a smaller reporting company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies in the United States, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our senior management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors.

However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal controls over financial reporting. However, while we remain an emerging growth company or a smaller reporting company with less than $100 million in annual revenues, we will not be required to include an attestation report on internal controls over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, we will be engaged in a process to document and evaluate our internal controls over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal controls over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal controls over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal controls over financial reporting is effective as required by Section 404.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our ADSs may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ordinary shares, including ordinary shares represented by ADSs, held by non-affiliates exceeds $700 million as of the end of our second fiscal quarter before that time, in which case we would no longer be an emerging growth company as of the following December 31st (the last day of our fiscal year). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and frequent reporting than that of a U.S. domestic public company.

So long as we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year.

Foreign private issuers also are exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Provisions in our amended and restated memorandum and articles of association to be effective in connection with the closing of this offering may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our ADSs may be lower as a result.

There are provisions in our amended and restated memorandum and articles of association to be effective in connection with the closing of this offering that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other shareholders. For example, our board of directors will have the authority to issue up to                shares of an additional class or classes of shares, which could include preference shares. The board of directors can fix the price, rights, preferences, privileges, and restrictions of the other classes of shares without any further vote or action by our shareholders. The issuance of such shares may delay or prevent a change of control transaction. As a result, the market price of our ADSs and the voting and other rights of our shareholders may be adversely affected. An issuance of other classes of shares may result in the loss of voting control to other shareholders.

Our charter documents will also contain other provisions that could have an anti-takeover effect, including:

•	only one of our three classes of directors will be elected each year;

•	shareholders will be entitled to remove directors only for cause;

•	shareholders will not be permitted to take actions by written consent; and

•	shareholders must give advance notice to nominate directors or submit proposals for consideration at annual general meetings.

These provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. They could also have the effect of discouraging others from making tender offers, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when deemed necessary or advisable by it in good faith in connection with the performance of its duties or at our reasonable written request, subject in all cases to compliance with applicable U.S. securities laws. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

General Risk Factors

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and NYSE, have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits smaller “emerging growth companies” to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage.

Failure to build our finance infrastructure and improve our accounting systems and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies.

As a public company, we will operate in an increasingly demanding regulatory environment, which requires us to comply with the Sarbanes-Oxley Act, the regulations of the NYSE, the rules and regulations of the SEC, expanded disclosure requirements, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting and disclosure controls and procedures. Effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our annual report for that year, as required by Section 404 of the Sarbanes-Oxley Act. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We anticipate that the process of building our accounting and financial functions and infrastructure will require significant additional professional fees, internal costs and management efforts. We expect that we will need to implement a new internal system to combine and streamline the management of our financial, accounting, human resources and other functions. However, such a system would likely require us to complete many processes and procedures for the effective use of the system or to run our business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using such a system could adversely affect our controls and harm our business. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention. In addition, we may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, investors could lose confidence in our reported financial information and we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities.

If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

As a public company, we will be subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, which require annual management assessments of the effectiveness of our internal control over financial reporting.

The rules governing the standards that must be met for management to determine that our internal control over financial reporting is effective are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. These reporting and other obligations place significant demands on our management and administrative and operational resources, including accounting resources.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Future changes in financial accounting standards or practices may cause adverse and unexpected revenue fluctuations and adversely affect our reported results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our reported financial position or results of operations. Financial accounting standards in the United States are constantly under review and new pronouncements and varying interpretations of pronouncements have occurred with frequency in the past and are expected to occur again in the future. As a result, we may be required to make changes in our accounting policies. Those changes could affect our financial condition and results of operations or the way in which such financial condition and results of operations are reported. We intend to invest resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from business activities to compliance activities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Accounting Pronouncements.”

Unstable market and economic conditions may have serious adverse consequences on our business and financial condition and the trading price of our ADSs.

As a result of the COVID-19 pandemic and actions taken to slow its spread, the global credit and financial markets have recently experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our operating goals on schedule and on budget. Any of these events could have a material and negative impact on the trading price of our ADSs.

We will have broad discretion in the use of net proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not enhance the value of our ADSs. The failure by our management to apply these funds effectively could result in a negative impact on our business, cause the price of our ADSs to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See “Use of Proceeds” for additional information.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, the price and trading volume of our ADSs could decline.

The trading market for our ADSs will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our ADSs after the completion of this offering, and such lack of research coverage may adversely affect the market price of our ADSs. In the event we do have equity research analyst coverage, we will not have any control over the analysts or the content and opinions included in their reports. The price of our ADSs could decline if one or more equity research analysts downgrade our ADSs or issue other unfavorable commentary or research about us. If one or more equity research analysts cease coverage of us or fail to publish reports on us regularly, demand for our ADSs could decrease, which in turn could cause the trading price or trading volume of our ADSs to decline.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could result in a material disruption of our product candidates’ development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party contractors who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to data leakage. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. If we or our third-party collaborators, consultants, contractors, suppliers, or service providers were to suffer an attack or breach, for example, that resulted in the unauthorized access to or use or disclosure of personal or health information, we may have to notify consumers, partners, collaborators, government authorities, and the media, and may be subject to investigations, civil penalties, administrative and enforcement actions, and litigation, any of which could harm our business and reputation. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed.

We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our product candidates could be delayed. In addition, the loss of clinical trial data for our product candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our headquarters and main research facility are located in San Diego, California, which in the past has experienced severe earthquakes and fires. If these earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us from using all or a significant portion of our headquarters or research facility, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business. Furthermore, integral parties in our supply chain are operating from single sites, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, or collectively, Trade Laws, prohibit, among other things, companies and their employees, agents, CROs, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies, and clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	the timing, progress and results of preclinical studies and clinical trials for our product candidates, including our product development plans and strategies;

•	the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;

•	the potential benefits and market opportunity for our product candidates and technologies;

•	expectations regarding the size, scope and design of clinical trials;

•	our manufacturing, commercialization, and marketing plans and strategies;

•	our plans to hire additional personnel and our ability to attract and retain such personnel;

•	our estimates of the number of patients who suffer from the diseases we are targeting and potential growth in the patient populations;

•	our expectations regarding the approval and use of our product candidates as first, second or subsequent lines of therapy or in combination with other drugs;

•	our competitive position and the development and impact of competing therapies that are or may become available;

•

expectations regarding future events under collaboration and licensing agreements, including potential future payments, as well as our plans and strategies for entering into further collaboration and licensing agreements;

•

our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;

•	the rate and degree of market acceptance and clinical utility of our product candidates we may develop;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	our future financial performance;

•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

•	the impact of laws and regulations;

•	the impact of the COVID-19 pandemic and actions to slow its spread; and

•	our anticipated use of the net proceeds from this offering.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward- looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, publications, surveys and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which this data is derived. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Although we are responsible for all of the disclosure contained in this prospectus and we believe that the data we use from third parties are reliable, we have not separately verified this data. Further, while we believe that our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $                 million, or approximately $                 million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $         per ADS, which is the midpoint of the price range shown on the cover page of this prospectus.

A $1.00 increase or decrease in the assumed initial public offering price of $        per ADS would increase or decrease, as applicable, the net proceeds to us from this offering by $                million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase or decrease of 1.0 million in the number of ADSs we are offering would increase or decrease, as applicable, the net proceeds to us from this offering by $        million, assuming the assumed initial public offering price of $        per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our ADSs and facilitate our future access to the public capital markets.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ to $ million to fund the clinical development of ARX788 for the treatment of HER-2 over-expressed breast, gastric, and other solid tumors;

•	approximately $ million to $ million to fund the clinical development of ARX517 for prostate cancer;

•	appropriately $ million to $ million to fund IND-enabling studies and the clinical development of our EPB product candidates; and

•	the remaining amounts to fund our ongoing efforts to develop additional product candidates from our expanded genetic code platform, as well as for working capital and other general corporate purposes.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operations through at least the next          months, including through completion of multiple Phase 1 to Phase 3 clinical trials (ARX-Breast-01, -02, -03, Gastric-01, Pan Tumor-01) of ARX788 HER-2 ADC. We do not expect that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund any of our product candidates through regulatory approval in the United States, and we anticipate needing to raise additional capital to complete the development of and commercialize our product candidates. It is difficult to predict the cost and timing required to complete development and obtain regulatory approval of, and commercialize, our product candidates due to, among other factors, the relatively short history of our experience with initiating, conducting and completing clinical trials, obtaining regulatory approval and commercializing our product candidates, the rate of enrollment in our clinical trials, activities of our collaboration partners and the timing and amount of any payments under existing and future collaboration agreements, filing requirements with various regulatory agencies, clinical trial results and the actual costs of manufacturing and supplying our product candidates.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We believe that opportunities may exist from time to time to expand our current business through licenses with or acquisitions of, or investments in, complementary businesses, products or technologies, and we may use a portion of the net proceeds for these purposes.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing, cost and success of preclinical studies and any ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.

Pending any use described above, we intend to invest the net proceeds of this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

Our board of directors has discretion over whether to distribute dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. All dividends are subject to certain restrictions under Cayman Islands law, namely that we may only pay dividends out of profits or the credit standing in our share premium account, and provided always that in no circumstances may a dividend be paid if it would result in our inability to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis;

•

on a pro forma basis to reflect the (i) first two steps of the Reorganization, reflecting (a) our purchase of all outstanding shares in Ambrx Shanghai that we do not own (approximately 11%) from the Shanghai Shareholders for an aggregate purchase price of $                million, including the settlement of our redeemable noncontrolling interests, and (b) our purchase of all outstanding shares of Ambrx HK from Ambrx Shanghai, (ii) automatic conversion of all outstanding preferred shares into                 ordinary shares upon the closing of this offering, and (iii) the filing and effectiveness of our amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale and issuance of                ADSs in this offering at the assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2020
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(unaudited)
(in thousands)
Cash and cash equivalents	$	$	$
Redeemable noncontrolling Interests

Series A preferred shares, $0.0001 par value; 160,000,000 shares authorized, 135,936,550 shares issued and outstanding, actual, and no shares authorized or outstanding, pro forma and pro forma as adjusted

Series B preferred shares $0.0001 par value; 57,575,009 shares authorized, 57,575,008 shares issued and outstanding, actual, and no shares authorized or outstanding, pro forma and pro forma as adjusted

Shareholders’ equity

Ordinary shares, $0.0001 par value; 282,424,991 shares authorized, 170,000 shares issued and outstanding, actual;             shares authorized,             shares issued and outstanding, pro forma; and shares authorized,             shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit
Total shareholders’ (deficit) equity

Total capitalization	$	$	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $            per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, total shareholders’ (deficit) equity and total capitalization by $ million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering. An increase or decrease of 1.0 million in the number of ADSs offered by us would increase or decrease, as applicable, each of cash and cash equivalents, share capital, total shareholders’ equity and total capitalization by $ million, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of our ordinary shares to be outstanding after this offering pro forma and pro forma as adjusted reflected in the table above is based on 193,681,558 ordinary shares outstanding as of December 31, 2020, after giving effect to the automatic conversion of all outstanding preferred shares into ordinary shares upon the closing of this offering, and excludes:

•	28,377,521 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $1.26 per share;

•	668,652 ordinary shares issuable upon the exercise of options outstanding and granted after December 31, 2020, with a weighted-average exercise price of $1.22 per share;

•

2,486,733 ordinary shares available for future issuance under our Prior Plan as of December 31, 2020, excluding the 668,652 ordinary shares issuable upon the exercise of options granted after December 31, 2020;

•

            ordinary shares reserved for future issuance under our 2021 Plan, which will become effective immediately prior to and contingent upon on the execution of the underwriting agreement related to this offering, as well as any automatic annual increases in the number of ordinary shares reserved for issuance under our 2021 Plan and any shares underlying outstanding share awards granted under our Prior Plan that expire or are repurchased, forfeited, cancelled or withheld, after the effective date of the 2021 Plan, as more fully described in “Management—Equity Incentive Plans”;

•

            ordinary shares reserved for issuance under our ESPP, which will become effective immediately prior to and contingent upon on the execution of the underwriting agreement related to this offering, and any automatic annual increases in the number of ordinary shares reserved for future issuance under our ESPP; and

•	ordinary shares to be issued to the Shanghai Shareholders or their designated parties in connection with the third step of the Reorganization.

DILUTION

If you purchase our ADSs in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the book value per share attributable to our existing shareholders.

As of December 31, 2020, we had a historical net tangible book value of $                million, or $         per share (equivalent to $        per ADS), based on                ordinary shares outstanding as of such date. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of ordinary shares outstanding as of December 31, 2020.

After giving effect to the (i) first two steps of the Reorganization, reflecting (a) our purchase of all outstanding shares in Ambrx Shanghai that we don’t own (approximately 11%) from the Shanghai Shareholders for an aggregate purchase price of $                million, including the settlement of our redeemable noncontrolling interests, and (b) our purchase of all outstanding shares of Ambrx HK from Ambrx Shanghai, and (ii) automatic conversion of all outstanding preferred shares into                 ordinary shares upon the closing of this offering, which will occur immediately prior to the completion of this offering, our pro forma net tangible book value as of December 31, 2020 would have been $                million, or $        per share (equivalent to $                per ADS).

After giving further effect to the sale by us of                ADSs in this offering at the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $                million, or $                per share (equivalent to $                per ADS). This represents an immediate increase in net tangible book value of $                per share to our existing shareholders and an immediate dilution in net tangible book value of $                per share (equivalent to $                per ADS) to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS as of December 31, 2020	$
Pro forma increase in historical net tangible book value per ADS attributable to the pro forma transactions described in the preceding paragraphs

Pro forma net tangible book value per ADS as of December 31, 2020
Increase in pro forma net tangible book value per ADS attributable to new investors participating in this offering

Pro forma as adjusted net tangible book per ADS following this offering

Dilution per ADS to investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase or decrease in the assumed initial public offering price of $                per ADS would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $                and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $                (equivalent to $                per ADS), assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million in the number of ADSs we are offering would increase our pro forma as adjusted net tangible book value per share after this offering by $                , and would decrease dilution to investors in this offering by $                per share (equivalent to $                per ADS), assuming the assumed initial public offering price per ADS remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million in the number of ADSs we are offering would decrease our pro forma as adjusted net tangible book

value per share after this offering by $                , and would increase dilution to investors in this offering by $                per share (equivalent to $                per ADS), assuming the assumed initial public offering price per ADS remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per share and per ADS paid before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased(1)			Total Consideration			Weighted- Average Price Per Ordinary Share	Weighted- Average Price Per ADS
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$	$
New investors							$	$

Total		100.0%		$	100.0%

(1)	Includes ordinary shares underlying ADSs.

If the underwriters exercise their over-allotment option in full, the number of ordinary shares held by existing shareholders would be reduced to    % of the total number of ordinary shares outstanding after this offering, and the number of ordinary shares held by new investors participating in the offering would be increased to    % the total number of ordinary shares outstanding after this offering (in each case, including ordinary shares underlying ADSs).

The foregoing discussion and table above (other than the historical net tangible book value calculation) are based on 193,681,558 ordinary shares outstanding as of December 31, 2020, after giving effect to the automatic conversion of all outstanding preferred shares into ordinary shares upon the closing of this offering, and excludes:

•	28,377,521 ordinary shares issuable upon the exercise of options outstanding as of December 31, 2020, with a weighted-average exercise price of $1.26 per share;

•	668,652 ordinary shares issuable upon the exercise of options outstanding and granted after December 31, 2020, with a weighted-average exercise price of $1.22 per share;

•

2,486,733 ordinary shares available for future issuance under our Prior Plan as of December 31, 2020, excluding the 668,652 ordinary shares issuable upon the exercise of options granted after December 31, 2020;

•

            ordinary shares reserved for future issuance under our 2021 Plan, which will become effective immediately prior to and contingent upon on the execution of the underwriting agreement related to this offering, as well as any automatic annual increases in the number of ordinary shares reserved for issuance under our 2021 Plan and any shares underlying outstanding share awards granted under our Prior Plan that expire or are repurchased, forfeited, cancelled or withheld, after the effective date of the 2021 Plan, as more fully described in “Management—Equity Incentive Plans”;

•

            ordinary shares reserved for issuance under our ESPP, which will become effective immediately prior to and contingent upon on the execution of the underwriting agreement related to this offering, and any automatic annual increases in the number of ordinary shares reserved for future issuance under our ESPP; and

•	ordinary shares to be issued to the Shanghai Shareholders or their designated parties in connection with the third step of the Reorganization

To the extent that any outstanding options are exercised or new options are issued under our share-based compensation plans, or we issue additional ADSs or ordinary shares in the future, there will be further dilution to investors participating in this offering.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	tax neutrality;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to those of the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Certain of our directors are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Allbright Law Offices, our counsel with respect to the PRC law, have advised us that there is uncertainty as to whether PRC courts would (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Allbright Law Offices have further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on principles of reciprocity between jurisdictions. The PRC does not have any treaties or other form of reciprocal arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may initiate actions based on PRC law before a PRC court against a company for disputes, if the plaintiff can establish a sufficient contact with the PRC for a PRC court to exercise jurisdiction and has a direct interest, cause of action and a concrete claim. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. In addition, it will be difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate Structure and Reorganization

Corporate Structure

We are an exempted company incorporated in the Cayman Islands with limited liability. We commenced our operations in the United States in January 2003 through Ambrx US. In May 2015, we incorporated under the laws of the Cayman Islands and have become the ultimate holding company through a series of transactions. As of December 31, 2020, we owned approximately 89% of Ambrx Shanghai. As of the same date, Ambrx Shanghai owned 100% of Ambrx HK, Ambrx HK owned 100% of Ambrx US, and Ambrx US owned 100% of Ambrx AU.

The following diagram illustrates our corporate structure as of December 31, 2020:

Reorganization

We are in the process of reorganizing our corporate structure, which we anticipate will be substantially completed prior to the completion of this offering.

In June 2016, Ambrx Shanghai completed a financing in which the Shanghai Shareholders purchased equity interests in Ambrx Shanghai, representing approximately 11% of the outstanding equity interests of Ambrx Shanghai. As of December 31, 2020, we held approximately 89% of the outstanding equity interests in Ambrx Shanghai and the Shanghai Shareholders held approximately 11% of the outstanding equity interests in Ambrx Shanghai. In connection with such financing, we, Ambrx Shanghai, the Shanghai Shareholders, and several of our other shareholders entered into an option agreement (Shanghai Option Agreement), pursuant to which each Shanghai Shareholder was granted an option to exchange their equity interests in Ambrx Shanghai for our ordinary shares. To implement the transactions contemplated by the Shanghai Option Agreement, we are in the process of effecting a three-step Reorganization, as outlined and depicted in the illustration below.

First, we plan to purchase all outstanding shares in Ambrx Shanghai (representing the approximately 11% of Ambrx Shanghai that we do not own) from the Shanghai Shareholders, for an aggregate purchase price of $                million, resulting in Ambrx Shanghai becoming our wholly-owned subsidiary. Next, we plan to purchase all outstanding shares of Ambrx HK from Ambrx Shanghai, resulting in Ambrx HK becoming our wholly-owned subsidiary. Lastly, we plan to issue and sell                shares of our Series A preferred shares (or if this third step of the Reorganization occurs after the completion of this offering,                of our ordinary shares) to the Shanghai Shareholders or their designated parties for an aggregate purchase price of approximately $                million. We anticipate that the purchase of the Series A preferred or ordinary shares, as applicable, will be completed after the Shanghai Shareholders obtain the required approvals of an outbound direct investment from China’s National Development and Reform Commission and the Ministry of Commerce.

We anticipate the first two steps of the Reorganization will be completed prior to the completion of this offering and we anticipate the third step of the Reorganization to be completed prior to                , 2021. As such, the first two steps of the Reorganization are included in our pro forma disclosures in this prospectus unless otherwise noted.

The following diagram illustrates our corporate structure as it will be following the completion of all three steps of the Reorganization:

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected consolidated financial data as of the date and for the period indicated. We have derived the selected consolidated statement of operations and comprehensive loss data for the year ended December 31, 2019 and the selected consolidated balance sheet data as of December 31, 2019 from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results to be expected in future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Year Ended December 31, 2019
(in thousands, except share and per share data)
Consolidated Statement of Operations and Comprehensive Loss Data:
Revenues	$10,311
Operating expenses:
Research and development	26,383
General and administrative	6,400

Total operating expenses	32,783

Loss from operations	(22,472)
Other income (expense), net	157

Net loss before benefit from income taxes	(22,315)
Benefit from income taxes	2

Net loss	(22,313)
Less: net loss attributable to the redeemable noncontrolling interests	2,251

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(20,062)

Net loss per share attributable to Ambrx Biopharma Inc. shareholders—basic and diluted(1)	$(0.15)

Weighted-average shares used to compute net loss per share attributable to Ambrx Biopharma Inc. shareholders—basic and diluted(1)	136,103,550

(1)

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate the net loss per share attributable to Ambrx Biopharma Inc. shareholders, basic and diluted.

As of December 31, 2019
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,493
Working capital(1)	3,215
Total assets	61,727
Total liabilities	25,740
Redeemable noncontrolling interests	2,563
Accumulated deficit	(129,010)
Total shareholders’ equity	33,424

(1)

We define working capital as our current assets less our current liabilities. See our consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Please also see the section of this prospectus titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biologics company focused on discovering and developing a novel class of EPBs using our proprietary expanded genetic code technology platform that allows us to incorporate, in a site-specific manner, SAAs into proteins within living cells. Our product candidates are designed to overcome the inherent limitations of conventional conjugation approaches that use natural amino acids for non-site-specific conjugation, offering potential safety and efficacy benefits to treat patients across multiple therapeutic areas. We believe that our technology allows us to engineer a single optimized structure by designing the conjugation chemistries, selecting the precise number of amino acids and conjugation positions in the protein, and expanding the types of payloads that can be conjugated. Our precision engineering capabilities and the broad applicability of our expanded genetic code technology platform have the potential to enhance and enable the therapeutic functions of conventional biologics and bio-conjugates. Our SAA incorporation technology allows us to develop a wide array of product candidate modalities, such as ADCs, bispecific antibodies, PEGylated peptides, modified cytokines and ISACs. Our most advanced internal product candidate is ARX788, an anti-HER2 ADC, currently being investigated in multiple clinical trials for the treatment of breast cancer, gastric/GEJ cancer and other solid tumors, including an ongoing Phase 2/3 clinical trial for the treatment of HER2-positive metastatic breast cancer.

Our product pipeline consists of differentiated and novel product candidates in clinical and preclinical development stages, spanning our internal ADC and IOC franchises that we either wholly own or have worldwide rights to (excluding China), and partnered programs. An overview of our internal development pipeline is shown in the table below.

We commenced our operations in the United States in January 2003 through Ambrx US. In May 2015, we incorporated under the laws of the Cayman Islands and have become the ultimate holding company through a series of transactions. Since our incorporation in 2015, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, in-licensing and acquiring intellectual property rights and establishing and protecting our intellectual property portfolio, developing our technologies, identifying potential product candidates and undertaking research and development and manufacturing activities, including preclinical studies and clinical trials of our product candidates, engaging in strategic transactions, and providing general and administrative support for these operations. We have financed our operations primarily through private placements of our ordinary and preferred shares and funding from our collaborations. Since our incorporation in 2015, we have received aggregate net proceeds of $235.0 million from sales of our ordinary and preferred shares, including the proceeds from the sale of Series B preferred shares in November 2020 described below. As of December 31, 2019, we had $15.5 million in cash and cash equivalents. In January 2020, we announced a collaboration agreement with Sino Biopharmaceutical Limited (Sino Biopharma) to develop two products utilizing our technologies (the Sino Agreement) under which we received an up-front payment of $10.0 million (the Sino Up-front Payment). Additionally, in November 2020, we issued 57,575,008 Series B preferred shares in a private financing, resulting in net proceeds to us of approximately $90.7 million.

Based upon our current operating plan, we estimate our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next              months following the date of this prospectus. We have incurred significant operating losses since our inception and expect to continue to incur significant and increasing operating losses for at least the next several years. We do not have any products approved for sale, we have not generated any revenue from the sale of products, and our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our current or future product candidates. Our net loss attributable to our shareholders was $20.1 million for the year ended December 31, 2019. As of December 31, 2019, we had an accumulated deficit of $129.0 million.

We anticipate that our expenses will increase substantially for the foreseeable future if and as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products, seek to expand our product pipeline, invest in our organization and our technologies, as well as incur expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on a variety of factors. As a result, we will need substantial additional financing to support our continuing operations and further the development of and commercialize our product candidates. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. Insufficient liquidity may also require us to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely for the foreseeable future, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize. We also rely on, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel, while also enabling us to focus our expertise and resources on the development of our product candidates. We utilize both of our proprietary mammalian (EuCODE) and bacterial (ReCODE) expression platforms employing standard manufacturing equipment and facilities. We have analytical and process development capabilities and can manufacture non-cGMP material in our own facility. We generally perform cell line, analytical and process development for our product candidates internally and manufacture the drug necessary to conduct non-GLP preclinical studies of our investigational product candidates. We occasionally outsource the production of research and development material. We do not have, and we do not currently plan to, acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

In addition, given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates, and where appropriate utilize strategic collaborations and partnerships to maximize commercial potential. We expect to manage sales, marketing and distribution through internal resources and third-party relationships.

We are subject to risks and uncertainties due to the global COVID-19 pandemic. The extent of the impact of the COVID-19 pandemic on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trial enrollment, trial sites, CROs, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our office employees working remotely. In addition, the COVID-19 pandemic has impacted clinical trials broadly, including our own, with some sites pausing or slowing enrollment or experiencing fewer patients willing to enroll due to fear of contracting COVID-19. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global economic recession. Policymakers around the globe have responded with fiscal policy actions to support the healthcare industry and economy as a whole. The magnitude and overall effectiveness of these actions remain uncertain. The severity of the impact of the COVID-19 pandemic on our business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on our service providers, suppliers, CROs and our clinical trials, all of which are uncertain and cannot be predicted. At this point, the extent to which the COVID-19 pandemic may in the future affect our business, operations and clinical development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Collaboration Agreements

Below is a summary of the key terms for certain of our collaboration agreements. For a more detailed description of these and our other license agreements, see the section of this prospectus titled “Business—Our Collaborations.”

License Agreement with NovoCodex (ARX788)

In June 2013, we entered into a co-development and license agreement with ZMC, which was transferred from ZMC to NovoCodex in May 2019, pursuant to which we granted to NovoCodex an exclusive license to use certain of our patents and know-how to develop, manufacture and sell ARX788 and other HER2 ADC products covered by our intellectual property rights in the PRC. We have retained the rights to develop and commercialize ARX788 and other HER2 ADCs outside of the PRC. However, we have granted to NovoCodex a non-exclusive license for conducting activities in certain other mutually approved jurisdictions, including Australia, to support regulatory approval in the PRC. NovoCodex is responsible, at its sole expense, for making commercially reasonable efforts to develop, obtain regulatory approval for and commercialize the licensed products in China and fund the development of the product in Australia or other jurisdictions approved by a joint steering committee through Phase 1 clinical trials.

Under the agreement, we are entitled to receive tiered royalties in the low-teens range based on aggregate net sales of ARX788 in the PRC. We will be entitled to receive these royalties until the later of the expiration of the applicable patent rights or 20 years after the first commercial sale of the product in the PRC. In addition, we are obligated to pay NovoCodex royalties in a mid-single digit to low-teens percentage range of any sublicensing profit that we may receive outside of the PRC, depending on what phase of clinical development has been completed at the time of transfer, or a low single digit percentage range on any net sales that we or our successors may receive from sales of ARX788 outside of the PRC, if the market authorization of ARX788 is based on Phase 1 clinical data obtained during our collaboration with NovoCodex.

License Agreement with NovoCodex (ARX305)

In October 2019, we entered into a co-development and license agreement with NovoCodex, pursuant to which we granted to NovoCodex an exclusive license to develop, have developed, use, manufacture, have manufactured, sell, offer for sale and have sold ARX305 in the PRC.

Pursuant to the agreement, in consideration for the license, NovoCodex granted to us a worldwide, excluding the PRC, exclusive (even to NovoCodex), sub-licensable, royalty-free right and license, to develop, use and exploit any patent or know-how in connection with ARX305 that is developed by NovoCodex alone or jointly between us and NovoCodex. Similarly, NovoCodex granted to us a non-exclusive, sub-licensable, royalty-free right and license to develop, use, and exploit in the PRC any patent or know-how in connection with ARX305 that is developed by NovoCodex.

Upon entry into the agreement, NovoCodex paid us an up-front payment of $2.0 million. We are eligible to receive up to $4.0 million in clinical milestones and tiered royalties in the low-teens percentage range of aggregate net sales of ARX305 in China. In the event we transfer or license the Phase 1 clinical data to a third party, NovoCodex is entitled to royalties in a low single-digit percentage range on aggregate net sales of ARX305 outside of China, payable by us.

License Agreement with BMS (PEG-FGF21)

In September 2011, we entered into a collaboration and license agreement (the BMS FGF21 Agreement) with BMS, pursuant to which we granted to BMS exclusive worldwide licenses to our patents and technology related to pharmaceutical products that contain a naturally occurring human FGF21 molecule with one or more SAAs incorporated using our ReCODE platform, including any conjugate thereof, and including any polyethylene glycol polymer (PEG) conjugate. We retained a non-exclusive, non-sublicensable, royalty-free license under our technology to conduct research. Under the BMS FGF21 Agreement, we granted to BMS exclusive, worldwide licenses to develop and commercialize Pegbelfermin (BMS-986036), a product candidate from our internal pipeline that we had discovered and advanced into IND-enabling studies and that is now in Phase 1 and 2a clinical trials for the treatment of metabolic disorders, such as NASH and diabetes. BMS retains the sole right to develop, obtain regulatory approval and commercialize the product under the terms of the agreement and must provide us with a written commercialization report at the end of any year in which the product receives regulatory approval.

Pursuant to the BMS FGF21 Agreement, we received an upfront payment of $18.9 million. We have the potential to receive additional payments upon the first achievement by BMS of specified clinical and regulatory milestones totaling up to $240.0 million in the aggregate for Pegbelfermin (BMS-986036), and up to $198.8 million in the aggregate for any subsequent products covered by our intellectual property. In addition, we have the potential to receive payments totaling up to $150.0 million in the aggregate upon achievement by BMS of specified sales milestones for the covered products. We are also eligible to receive research and development funding. Furthermore, we are entitled to receive tiered royalties on a product-by-product basis ranging from the high single-digit to the low-double-digit percentage range of aggregate worldwide net sales of each product. We are entitled to receive tiered royalties on a country-by-country basis until the later of the expiration of the last to expire valid claim of the licensed patents in the country or ten years after the first commercial sale of such licensed product in the country.

License Agreement with BMS (Next-gen Relaxin)

In September 2011, we entered into a collaboration and license agreement (the BMS Relaxin Agreement) with BMS, pursuant to which we granted to BMS exclusive worldwide licenses to our patents and technology related to pharmaceutical products that contain a naturally occurring human Relaxin molecule with one or more SAAs incorporated using our ReCODE Technology, including any conjugate thereof, and including any PEG conjugate. We retained a non-exclusive, non-sublicensable, royalty-free license under our technology to conduct research. Under the BMS Relaxin Agreement, we granted to BMS exclusive, worldwide licenses to develop and commercialize BMS-986259, a next-generation version of Relaxin enabled with our SAA technology, which is in an on-going Phase 1 clinical trial for the treatment of acute heart failure. BMS retains the sole right to develop, obtain regulatory approval and commercialize the product under the terms of the agreement and must provide us with a written commercialization report at the end of any year in which a product receives regulatory approval.

Pursuant to the BMS Relaxin Agreement, we received an upfront payment of $5.0 million. We have the potential to receive additional payments upon the first achievement by BMS of specified clinical and regulatory milestones totaling up to $108.5 million in the aggregate for BMS-986259, and up to $56.0 million in the aggregate for any subsequent products covered by our intellectual property. In addition, we are eligible to receive research and development funding. We are also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentage range of aggregate worldwide net sales of each product. We are entitled to receive tiered royalties on a country-by-country basis until the later of the expiration of the last to expire valid claim of the licensed patents in the country or ten years after the first commercial sale of the licensed product in the country.

License Agreement with Agensys

In April 2013, we entered into a research collaboration and exclusive license agreement with Agensys, Inc. (Agensys), a wholly-owned subsidiary of Astellas Inc., pursuant to which we granted Agensys an exclusive, worldwide license to utilize certain of our platform technologies, patent rights and know-how, including our EuCODE and ReCODE platform, to discover and develop ADCs to certain targets for the treatment of cancer in humans. Our and Agensys’ work under the collaboration led to the development of ASP-1235.

We and Agensys are each responsible for using commercially reasonable efforts to develop licensed products under a development plan. We are solely responsible for manufacturing research quantities of licensed compounds and utilizing certain of our technologies involved in the design, creation, modification and/or generation of licensed compounds. Agensys has the sole right to research, develop, manufacture, register and commercialize compounds and products derived under the agreement. Agensys is obligated to use commercially reasonable efforts to develop and commercialize at least one product for the treatment of cancer in each major market country, consisting of the United States, Japan, the United Kingdom, France, Germany, Italy and Spain. The research term ended in April 2017. We have no continuing development or support obligations.

In 2013, we received an upfront payment of $15.0 million under the agreement. Under the Agensys Agreement, we are eligible to receive up to an additional $92.5 million in research, clinical, regulatory, commercial and sales milestones, with $22.0 million of this amount eligible to be earned prior to product approval. Additionally, we are entitled to receive tiered royalties in the high single-digit percentage range of aggregate worldwide net sales of ASP-1235.

License Agreement with Sino Biopharma

In January 2020, we entered into a co-development and license agreement with Sino Biopharma pursuant to which we (i) assigned to Sino Biopharma existing and future patent rights in the PRC (inclusive of Hong Kong, Macau and Taiwan) to ARX822 and ARX102 and (ii) granted an exclusive right and license in PRC (inclusive of Hong Kong, Macau and Taiwan) to develop and manufacture ARX822 and ARX102. Sino Biopharma is solely responsible, at its own expense, for marketing, selling, offering for sale, distributing, promoting and otherwise commercializing the products in the PRC (inclusive of Hong Kong, Macau and Taiwan). Sino Biopharma shall use commercially reasonable efforts to obtain regulatory approval for and commercialize each product.

Pursuant to the agreement, Sino Biopharma paid us an upfront fee of $10.0 million. We are also eligible to receive, on a product-by-product basis, up to an aggregate of $5.0 million upon the first achievement of certain clinical and regulatory milestones. Sino Biopharma is also obligated to pay us tiered royalties, on a product-by-product basis, in the mid-single-digit to low-teens percentage ranges of annual net sales of the licensed products. With respect to each licensed product, our right to a royalty will terminate 12 years after the first commercial sale of such licensed product in the PRC (inclusive of Hong Kong, Macau and Taiwan).

License Agreement with The Regents of the University of California

In December 2009, we entered into an exclusive license agreement with The Regents, pursuant to which we were granted an exclusive license to a patent portfolio containing five issued U.S. patents, one pending U.S. patent application and 12 foreign patents and patent applications owned by The Regents that cover the inventions of copper-free click chemistries. The Regents also granted us the right to sublicense the patent portfolio to our affiliates. We are obligated to pay to The Regents a low-single-digit percentage range of any up-front cash or consideration received for the sublicensed rights in addition to any royalties.

In consideration for the license rights, we paid an upfront fee of $0.2 million to The Regents and are obligated to pay an annual license maintenance fee of $20,000 unless we are paying royalties to The Regents. We are required to pay The Regents, on a product-by-product basis, up to an aggregate of $2.4 million upon the first achievement of certain clinical and regulatory milestones for any licensed product.

We will owe royalties to The Regents in the amount of a low-single-digit percentage of net sales of licensed products. Additionally, we will owe payments in the low seven figures in the aggregate to The Regents upon the achievement of certain milestones set forth in the agreement.

License Agreement with BeiGene

In March 2019, we entered into a collaboration and exclusive license agreement with BeiGene, Ltd. (BeiGene), pursuant to which we granted to BeiGene a worldwide exclusive license, with the right to sublicense, make, use, sell, research, develop, commercialize, manufacture or otherwise exploit all compounds and products discovered under any research program conducted under the agreement directed towards a gene product or other target antigen, capable of being bound by an antibody or protein or by a payload conjugated to an antibody that (i) meets the accepted criteria for a pre-clinical candidate of such research program or (ii) that BeiGene selects for inclusion in a GLP toxicology study, in any indication and uses, including the diagnosis, prevention and treatment in human diseases and conditions. The collaboration focuses on projects related to leveraging our site-specific modification of proteins and our incorporation of non-natural amino acids into proteins (our EuCODE and ReCODE platforms) with BeiGene’s expertise in innovative molecularly-targeted and immuno-oncology drugs for the treatment of cancer to produce next-generation biologics drugs. BeiGene may propose up to three new research programs over the course of the agreement. BeiGene is responsible for using commercially reasonable efforts to develop and commercialize at least one product under a research program. BeiGene has the sole right and responsibility for the pre-clinical and clinical development of any biologic drug developed under a research program.

In consideration for our license to BeiGene, we received an up-front payment of $10.0 million and are eligible to receive a fee for each new research program approved by the joint research committee (JRC) (up to three fees for new research programs) and a fee for each research program approved by the JRC that replaces the initial research program (up to two fees for replacement programs). We are also eligible to receive, on a product-by-product basis, up to an aggregate of $81.5 million upon the first achievement of certain clinical and regulatory milestones for any licensed product. Additionally, we are eligible to receive milestone payments on net sales of products developed in the research programs, the amounts of these milestone payments not to exceed in the aggregate $30.0 million per program. Lastly, we will be eligible to receive royalties on a product-by-product and country-by-country basis in the mid-single-digit to the low-double-digit percentage range, depending on the net sales of each product. The royalty obligations continue on a country-by-country and product-by-product basis until the later of ten years after the first sale of the product in the country or the expiration in the country of the last valid claim of a patent under the license.

License Agreements with TSRI and Calibr

In August 2003, we entered into a license agreement (as amended, the TSRI Agreement) with TSRI, pursuant to which TSRI granted us an exclusive, sublicensable, worldwide license for the use, sale, and importation of certain products, processes, services, biological materials and technology arising out of designated patent rights related to the in vivo incorporation of amino acids, protein arrays and glycoprotein synthesis, among others. Through this exclusive license, we currently have exclusive rights to 28 issued U.S. patents, 138 issued foreign patents, and one pending patent application relating to methods and reagents for making proteins containing non-natively encoded amino acids. Any patent within this portfolio that has been issued or may issue in the future will expire between 2022 and 2026. We and TSRI are entitled to a share of any future licensing income generated from this program. We are required to provide TSRI with written annual reports on our product development progress or efforts to commercialize product candidates derived from the licensed rights. We are obligated to use commercially reasonable efforts to commercialize products under the TSRI agreement.

In addition, we have agreed to pay TSRI royalties on net sales of licensed products, processes and services on a country-by-country basis. These royalties are in the low-single-digit percentage range of annual net sales. We are also obligated to pay to TSRI earned royalties on sublicensing revenues, on a country-by-country basis, in the mid-single-digit percentages. All royalty obligations are subject to adjustment for combination products.

In August 2013, we entered into a collaborative license agreement (as amended, the Calibr Agreement) with the California Institute for Biomedical Research (Calibr) which later merged with TSRI, pursuant to which we granted Calibr a non-exclusive research license to certain of our patents, know-how and materials, and Calibr granted us a perpetual, irrevocable, worldwide, non-exclusive license, for internal research purposes only, to certain inventions, patents and technology controlled by Calibr and associated with a research plan approved by a joint steering committee. In addition, Calibr granted us an exclusive option to acquire a perpetual, irrevocable, worldwide license to certain potential inventions, patents and other intellectual property associated with a research plan approved by a joint steering committee. The collaboration focuses on projects related to novel molecular targets, polypeptide conjugates and enabling technologies.

Pursuant to the Calibr Agreement, Calibr secured a license to CCW702, a bispecific targeting prostate cancer cells. Calibr licensed the global rights to develop CCW702, and subsequently licensed the program to AbbVie in an option agreement. We are eligible to receive a portion of any sublicensing income that Calibr may receive from licensing the product candidate.

Components of Results of Operations

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales in the foreseeable future. We record revenue from collaboration arrangements, including amounts related to upfront payments for license fees, reimbursements, milestones and other contingent payments and payments for research and development services. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop, obtain regulatory approval and commercialize our product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount, timing or whether we will be able to obtain product revenue.

Operating Expenses

Research and Development

Research and development expenses consist primarily of direct and indirect costs incurred in connection with the development of our technology platform, product candidates, discovery efforts and preclinical and clinical development of our product candidates, including our lead product candidate, ARX788.

Our direct costs include the following external costs:

•	expenses incurred under agreements with third parties, including CROs and other third parties conducting preclinical research and development activities and clinical trials on our behalf;

•

costs of developing and scaling our manufacturing process and manufacturing drug products for use in our preclinical studies and future clinical trials, including the costs of CMOs that will manufacture our clinical trial material for use in our preclinical studies and potential future clinical trials,

•	costs of outside consultants, including their fees and related travel expenses;

•	costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials; and

•	license payments for intellectual property used in research and development activities.

Our indirect costs include the following internal costs:

•	personnel costs, which include salaries, benefits, and other employee related costs, including share-based compensation, for personnel engaged in research and development functions, and

•

facility, depreciation, amortization and equipment related costs, which include depreciation and amortization costs and expenses for rent and maintenance of facilities and other operating costs if specifically, identifiable to research and development activities.

We expense research and development costs as incurred. Research and development activities are central to our business model. In-licensing fees and other costs to acquire technologies used in research and development that have not yet received regulatory approval and that are not expected to have an alternative future use are expensed when incurred. We track direct costs by stage of program, clinical or preclinical. However, we do not track indirect costs on a program specific or stage of program basis because these costs are deployed across multiple programs and, as such, are not separately classified.

We expect that our research and development expenses will continue to increase substantially for the foreseeable future and will comprise a larger percentage of our total expenses as we initiate multiple global pivotal trials for ARX788, initiate Phase 1 clinical trials for ARX517 and ARX305, and continue to discover and develop additional product candidates.

As of the date of this prospectus, we cannot reasonably determine the timing of initiation, the duration or the completion costs of future clinical trials and preclinical studies of product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. We will need to raise substantial additional capital in the future. In addition, we cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We may never succeed in obtaining marketing approval for any product candidate.

Our future research and development costs may vary significantly based on a wide variety of factors, such as:

•

the scope, rate of progress, expense and results of preclinical development activities, clinical trials of ARX788, ARX517 and ARX305, as well as of any future clinical trials of other product candidates, and other research and development activities we may conduct;

•	uncertainties in clinical trial design;

•	per patient trial costs;

•	the number of trials required for approval;

•	the number of sites included in the trials;

•	the number of patients that participate in the trials;

•	the countries in which the trials are conducted;

•	the length of time required to enroll eligible patients;

•	the drop-out or discontinuation rates of patients, particularly in light of the COVID-19 pandemic environment;

•	the safety and efficacy profiles of our product candidates;

•	the timing receipt, and terms of any approvals from applicable regulatory authorities including the FDA and non-U.S. regulators;

•	maintaining a continued acceptable safety profile of our product candidates following approval, if any, of our product candidates;

•	significant and changing government regulation and regulatory guidance;

•

establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that we or our third-party manufacturers are able to make product successfully;

•	the impact of any business interruptions to our operations or to those of the third parties with whom we work, particularly considering the COVID-19 pandemic environment;

•	the expense of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we establish additional strategic collaborations or other arrangements.

A change in the outcome of any of these variables with respect to the development of any or our product candidates could significantly change the costs and timing associated with the development of that product candidate. For example, if the FDA or non-U.S. regulators were to require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors. We may never succeed in achieving regulatory approval for any of our product candidates. Further, a number of factors, including those outside of our control, could adversely impact the timing and duration of our product candidates’ development, which could increase our research and development expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, which include salaries and other related costs, including share-based compensation, for personnel in our executive, finance, business development, operations and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses facilities-related costs, which include direct depreciation costs and expenses for rent and maintenance of facilities and other operating costs that are not specifically attributable to research activities.

We expect that our general and administrative expenses will increase in the future as we increase our personnel headcount to support our continued research activities and development of our product candidates. Following this offering, we also expect to incur increased expenses associated with being a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with the NYSE and SEC requirements; director and officer insurance costs; and investor and public relations costs.

Results of Operations

Results of Operations for the Year Ended December 31, 2019

The following table summarizes our results of operations for the year ended December 31, 2019:

Year Ended December 31, 2019
(in thousands)
Revenues	$10,311
Operating expenses:
Research and development	26,383
General and administrative	6,400

Total operating expenses	32,783

Loss from operations	(22,472)
Other income (expense), net:
Interest income	195
Other expense, net	(38)

Total other income, net	157

Loss before benefit from income taxes	(22,315)
Benefit from income taxes	2

Net loss	(22,313)
Less: net loss attributable to redeemable noncontrolling interests	2,251

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(20,062)

Revenue

We recognized revenue of $10.3 million and incurred a loss from operations of $22.5 million during the year ended December 31, 2019. Revenue consisted of amounts received under our collaborative research and development agreements, including $3.5 million upon achievement of certain development milestones, $2.8 million for reimbursement of clinical trial costs, $2.3 million related to the amortization of up-front license fees and $1.7 million in research and development services.

Research and Development Expenses

The following table summarizes our research and development expenses for the year ended December 31, 2019:

Year Ended December 31, 2019
(in thousands)
Direct costs
Clinical programs	$3,511
Preclinical programs	7,797
Indirect costs:
Personnel and related costs	10,205
Facility, depreciation, amortization and equipment related	4,870

Total research and development expenses	$26,383

Research and development expenses were $26.4 million during the year ended December 31, 2019, consisting of third-party development costs of $11.3 million to support preclinical and clinical development of our product candidates, personnel costs of $10.2 million, including share-based compensation expense of $1.3 million, and $4.9 million of facilities and occupancy costs.

General and Administrative Expenses

General and administrative expenses of $6.4 million during the year ended December 31, 2019, which consisting of $3.2 million in personnel costs, including share-based compensation expense of $0.5 million, $1.3 million in patent fees, $1.1 million in facilities and occupancy costs and $0.8 million in professional fees and outside services.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, in-licensing and acquiring intellectual property rights and establishing and protecting our intellectual property portfolio, developing our technologies, identifying potential product candidates and undertaking research and development and manufacturing activities, including preclinical studies and clinical trials of our product candidates, engaging in strategic transactions, and providing general and administrative support for these operations. Since our incorporation in 2015, we have received aggregate net proceeds of $235.0 million from sales of our ordinary and preferred shares, including the proceeds from the sale of Series B preferred shares in November 2020 described below. As of December 31, 2019, we had $15.5 million in cash and cash equivalents. In January 2020, we announced a collaboration agreement with Sino Biopharrma to develop two products utilizing our technologies under which we received the Sino Up-front Payment. Additionally, in November 2020, we issued 57,575,008 Series B preferred shares in a private financing, resulting in net proceeds to us of approximately $90.7 million.

We do not have any products approved for sale, we have not generated any revenue from the sale of products, and our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our current or future product candidates.

Funding Requirements

Based upon our current operating plan, we estimate our existing cash and cash equivalents as of the date of this prospectus, without giving effect to the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next 12 months following the date of this prospectus. However, based upon our current operating plan, we estimate our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements for at least the next              months following the date of this prospectus. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our future capital requirements will depend on many factors, including:

•

the initiation, trial design, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of our product candidates, and in particular the clinical trials for ARX788;

•	the number and characteristics of product candidates that we pursue, as well as the indications for which we develop our product candidates;

•

the length of our clinical trials, including, among other things, as a result of delays in enrollment, difficulties enrolling sufficient subjects or delays or difficulties in clinical trial site initiations;

•	the outcome, timing and costs of seeking regulatory approvals for our product candidates;

•	the costs of manufacturing our product candidates, in particular for clinical trials in preparation for marketing approval and in preparation for commercialization;

•	the costs of any third-party products used in our combination clinical trials that are not covered by such third party or other sources;

•	the costs associated with hiring additional personnel and consultants as our preclinical, manufacturing, regulatory and clinical activities increase;

•	whether and when we receive marketing approvals and revenue from any commercial sales of any of our product candidates, if approved;

•	the cost of commercialization activities for any of our product candidates, if approved, including marketing, sales and distribution costs;

•	the emergence of competing therapies and other adverse market developments;

•	the ability to establish and maintain strategic collaboration, licensing or other arrangements and whether and when we receive or are obligated to make payments under such arrangements;

•	the extent to which we in-license or acquire other products and technologies and the terms of these transactions;

•	the costs involved in preparing, filing, prosecuting, maintaining, expanding, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

•	our need and ability to retain key management and hire scientific, technical, business, and medical personnel;

•	our implementation of additional internal systems and infrastructure, including operational, financial and management information systems;

•	or costs associated with expanding our facilities or building out our laboratory space;

•	the extent of the impacts and duration of the COVID-19 pandemic; and

•	the costs of operating as a public company.

Because we do not expect to generate revenue from product sales for several years, if at all, we will need to obtain substantial additional funding in connection with our continuing operations and expected increases in expenses. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. Insufficient liquidity may also require us to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

Cash Flows

The following table summarizes our cash flows for the year ended December 31, 2019:

Year Ended December 31, 2019
(in thousands)
Net cash used in operating activities	$(2,765)
Net cash used in investing activities	(48)
Net cash used in financing activities	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(38)

Net decrease in cash, cash equivalents and restricted cash	$(2,851)

Net Cash Used in Operating Activities

During the year ended December 31, 2019, operating activities used $2.8 million of cash, which was primarily attributable to our net loss of $22.3 million, including net loss attributable to our redeemable noncontrolling interests of $2.2 million, partially offset by noncash expenses of $5.4 million and cash provided by changes in our operating assets and liabilities of $14.2 million related to the funding of our research and development activities, regulatory and other clinical trial costs for ARX788 and ARX517.

Net Cash Used in Investing Activities

During the year ended December 31, 2019, investing activities used $48,000 in investing activities, consisting of property and equipment purchases.

Net Cash Used in Financing Activities

We had no financing activities during the year ended December 31, 2019.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments as of December 31, 2019:

		Payments Due by Period
(in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	Greater than Five Years
Operating lease obligations(1)	$5,082	$1,692	$3,385	$5	$—

(1)

Represents future payments, including interest expense, on existing operating leases through the scheduled applicable expiration dates. See Note 7 to our consolidated financial statements included elsewhere in this prospectus for additional information.

Under our license and collaboration agreements, we have payment obligations that are contingent upon future events such as our achievement of specified development, regulatory and commercial milestones and are required to make royalty payments in connection with the sales of products development under those agreements. As of December 31, 2019, we are unable to estimate the timing or likelihood of achieving the milestones or making future product sales and therefore any related payments are not included in the table above. For additional details regarding these agreements, see the section titled “Business—Our Collaborations” and Note 6 to our consolidated financial statements and related notes included elsewhere in this prospectus.

The amounts included in the table above represent agreements that are enforceable and legally binding. Any obligations under contracts that we can cancel without significant penalty are not included here. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above. Purchase orders issued in the ordinary course of business are not included in the table above as they represent authorizations to purchase the items rather than binding agreements. However, if such claims arise in the future, they could have a material effect on our financial position, results of operations, and cash flows.

We enter into contracts in the normal course of business with clinical supply manufactures and with vendors for preclinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and therefore are cancelable contracts and are not include in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We have identified certain accounting policies that are significant to the preparation of our consolidated financial statements. These accounting policies are important for an understanding of our financial condition and results of operations.

There have been no material changes from the significant accounting policies shown below and set forth in Note 2 to our consolidated financial statements and related notes included elsewhere in this prospectus, which include:

•	the discount rate used in estimating the present value of the right-of-use assets and lease liabilities;

•	the recoverability of long-lived assets;

•	periods over which revenue should be recognized; and

•	assumptions used in estimating the fair value of share-based compensation expense.

Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our consolidated financial statements.

Right-of-Use Assets and Lease Liabilities

In accordance with the authoritative guidance for leases Accounting Standards Codification (ASC) 842, Leases, we assess at contract inception whether the contract is, or contains, a lease. Generally, we determine that a lease exists when (i) the contract involves the use of a distinct identified asset, (ii) we obtain the right to substantially all economic benefits from use of the asset, and (iii) we have the right to direct the use of the asset.

Starting at January 1, 2019, at the lease commencement date, we recognize a right-of-use asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. The right-of-use asset is initially measured at cost, which primarily comprises the initial amount of the lease liability, less any lease incentives received plus any up-front payments. All right-of-use assets are periodically reviewed for impairment in accordance with standards that apply to long-lived assets. The lease liability is initially measured at the present value of the lease payments, discounted using an estimate of our incremental borrowing rate for a collateralized loan with the same term as the underlying leases.

Lease payments included in the measurement of lease liabilities consist of (i) fixed lease payments for the noncancelable lease term, (ii) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (iii) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement.

Lease expense for operating leases consists of the fixed lease payments recognized on a straight-line basis over the lease term plus variable lease payments as incurred. Lease payments are allocated between a reduction of the lease liability and interest expense.

A one percent increase/decrease in the incremental borrowing rate for our operating leases estimated at lease commencement would have resulted in an increase/decrease of approximately $0.1 million in the right-of use assets and lease liabilities at commencement.

Impairment of Long-Lived Assets (Property and Equipment, and Intangible Assets)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets ASC 360, Property, Plant and Equipment, we assess potential impairments to our long-lived assets, including property, equipment and intangible assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset’s carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

In accordance with ASC 350, Intangibles–Goodwill and Other, we test our acquired in-process research and development for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not the asset is impaired. ASC 350 provides an unconditional option to bypass a qualitative assessment and only perform a quantitative impairment test at any time. Impairment losses, if any, would be recognized for the amount for which the carrying value exceeds the fair value of the asset. This amount would be recorded as a reduction in the carrying value of the related asset and charged to results of operations.

No material impairments of our long-lived assets were recorded by us during the year ended December 31, 2019.

Revenue

We apply the five-step revenue recognition model within the scope of ASC Topic 606, Revenue from Contracts with Customers. Under this model, we: (i) identify the contract, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when, or as, a company satisfies a performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service and is the unit of accounting in ASC Topic 606. A contract’s transaction price is allocated among each distinct performance obligation based on relative standalone selling price and recognized as revenue when, or as, the applicable performance obligation is satisfied.

The terms of our collaborative research and development agreements (R&D Agreements) include upfront and license fees, research, development and other funding or reimbursements, milestone and other contingent payments for the achievement of defined collaboration objectives and certain preclinical, clinical, regulatory and sales-based events, as well as royalties on sales of commercialized products. Agreements with certain upfront payments may require deferral of revenue recognition to a future period until we perform the obligations under these agreements. We use the most likely amount method to estimate variable consideration for event-based milestones and other contingent payments. Given the high degree of uncertainty around the occurrence of such events, the event-based milestones and other contingent payments have been fully constrained until any uncertainty associated with these payments is resolved. Revenue from sales-based milestones and royalty payments is recognized at the later of when or as the sales occur or when the related performance obligation has been satisfied or partially satisfied. We continue to re-evaluate the transaction price in each reporting period as contingencies are resolved and other changes in circumstances occur.

Through December 31, 2019 we had not made any significant adjustments to our assumptions and have not recognized reversals of revenue.

Share-Based Compensation

We record share-based compensation expense related to our 2016 Share Incentive Plan in accordance with ASC 718, Compensation—Stock Compensation. We measure and recognize share-based compensation expense for all share-based awards, including share options, based on estimated fair values recognized using the straight-line method over the requisite service period. The fair value of share options is estimated on the grant date using the Black-Scholes option pricing model. This pricing model utilizes inputs which are highly subjective and generally require significant judgment. The calculation of share-based compensation expense requires that we make assumptions and judgments about the variables used in the Black-Scholes option pricing model, including:

•	Fair Value of Ordinary Shares—See the subsection titled “—Determination of Fair Value of Ordinary Shares Valuations” below.

•

Expected Term— The expected term represents the time period options are expected to be outstanding. For plain vanilla options, as defined in the guidance, since we do not have sufficient historical experience for determining the expected term of the option awards granted, we determine the expected term assumption for share options using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period. For options issued out-of-the money or in-the-money, we use the contractual term as the expected term of the options for the expected term assumption.

•

Risk-Free Interest Rate—We base the risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to that of the expected term of the share-based awards.

•

Expected Volatility—We determine the price volatility based on the historical volatilities of industry peers as we have no trading history for our ordinary shares. We intend to continue to consistently apply this process using the same or a similar peer group of public companies, until a sufficient amount of historical information regarding the volatility of the price of our ordinary shares becomes available, or unless circumstances change such that the identified peer companies are no longer similar, in which case other suitable peer companies whose ordinary shares prices are publicly available would be utilized in the calculation.

•

Dividend Yield—The expected dividend assumption is based on our current expectations about our anticipated dividend policy. To date, we have not declared any dividends and, therefore, we used an expected dividend yield of zero.

See Note 9 to our consolidated financial statements included elsewhere in this prospectus for more information concerning certain or the specific assumptions we use in applying the Black-Scholes option pricing model to determine the estimated fair value of our share-based awards granted in the year ended December 31, 2019. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation could be materially different.

We recorded share-based compensation expense of $1.8 million for the year ended December 31, 2019. As of December 31, 2019, there was $2.8 million of total unrecognized share-based compensation expense related to unvested share options which we expect to recognize over a remaining weighted-average period of 2.6 years. We expect to continue to grant share options in the future, and to the extent that we do, our share-based compensation expensed recognized in future periods will likely increase.

The intrinsic value of all outstanding options as of             was $             million, based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus), of which approximately $             million was related to vested options and approximately $             million was related to unvested options.

Determination of Fair Value of Ordinary Shares

As there has been no public market for our ordinary shares to date, the fair value of our ordinary shares has historically been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuation of our ordinary shares and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (Practice Aid). The Practice Aid identifies various available methods for allocating the enterprise value across classes of series of capital shares in determining the fair value of our ordinary shares at each valuation date.

In valuing our ordinary shares, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach references actual transactions involving (i) the subject being valued, or (ii) similar assets and/or enterprises.

For each valuation, the equity value determined by the income and market approaches was then allocated to the ordinary shares using either the Option Pricing Method (OPM), or Probability-Weighted Expected Return Model (PWERM). The OPM is based on the Black-Scholes option pricing model, which allows for the identification of a range of possible future outcomes, each path with an implicit probability. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. We assessed the OPM to be the most appropriate method for the valuation of our ordinary shares for our valuations performed prior to July 2020.

For our valuations performed after July 2020, in accordance with the Practice Aid, we determined the hybrid method of the OPM and PWERM was the most appropriate method for determining the fair value of our ordinary shares based on our stage of development and other relevant factors. Generally, PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. In certain circumstances, it may be appropriate to use a hybrid of OPM and PWERM (Hybrid Method). A specific example noted in the Practice Aid referenced above is to utilize a Hybrid Method for a company that anticipates a meaningful probability of a near-term initial public offering; however, if the initial public offering event falls through due to market or other factors, the chances for a liquidity event are much more uncertain, and the company is expected to remain private for a relatively long time period. Discrete future outcomes considered under the Hybrid Method include an initial public offering, as well as non-initial public offering market-based liquidity outcomes. Determining the fair value of the enterprise using the Hybrid Method requires us to develop assumptions and estimates for both the probability of an initial public offering event and other stay private outcomes, as well as the values we expect those outcomes could yield.

Application of our approach involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all these estimates and assumptions or the relationships between those assumptions impact valuations as of each valuation date and may have a material impact on the valuation of our ordinary shares.

These factors include:

•	our stage of development and material risks related to our business;

•	the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates;

•	our business condition and projections;

•	our financial position, including cash and cash equivalents on hand, and our historical and forecasted performance and operating results;

•	the prices, rights, preferences, and privileges of our preferred shares relative to those of our ordinary shares;

•	lack of an active public market for our ordinary shares and preferred shares;

•	hiring of key personnel and the experience of management;

•	likelihood of achieving a liquidity event, such as an initial public offering, a merger or acquisition of our company given prevailing market conditions, or other liquidation event;

•	the market performance of comparable publicly traded companies;

•	trends and developments in our industry; and

•	the U.S. and global capital market conditions.

For valuations after the completion of this offering, our board of directors will determine the fair value of our ordinary shares based on the closing price of our ordinary shares as reported on the date of grant on the primary stock exchange on which our ordinary shares are traded. Future expense amounts for any particular period could be affected by changes in assumptions or market conditions.

Accordingly, we believe the policies set forth above are critical to fully understanding and evaluating our financial condition and results of operations. If actual results or events differ materially from the estimates, judgments and assumptions used by us in applying these policies, our reported financial condition and results of operations could be materially affected.

Recently Issued and Adopted Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of other accounting policies and recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risks

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of interest rate risk and fluctuations in foreign exchange rates.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates of our investment portfolio of cash equivalents. As of December 31, 2019, our cash equivalents consisted of readily available cash in checking accounts and money market funds, with original maturities less than three months. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. We believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this prospectus.

As of December 31, 2019, we had no debt outstanding and are therefore not exposed to related interest rate risk.

Foreign Currency Exchange Risk

Our consolidated financial statements include the financial statements of our subsidiary in China, which are denominated in Renminbi and, therefore, we are exposed to risks related to movements between the Renminbi and the U.S. dollar. Given our expenditures in Renminbi account for less than 2.0% of our total operating expenses, to date, we have not used any derivative financial instruments to hedge exposure to foreign exchange risk. We do not currently have any significant direct foreign exchange risk. We expect our expenditures and funding sources will continue to be primarily denominated in the U.S. dollar. However, depending on our partner’s product sales in China in the future, our Renminbi exposure may increase in the future.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. For U.S. dollar against Renminbi, there was appreciation of approximately 1.3% for the year ended

December 31, 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have an adverse effect on the Renminbi amount we receive from the conversion.

We also contract with vendors that are located outside of the United States and certain invoices are denominated in Euro. We are subject to fluctuations in foreign currency rates in connection with these arrangements. We do not currently hedge our foreign currency exchange rate risk. As of December 31, 2019, we had minimal or no liabilities denominated in Euro.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We believe that inflation has not had a material effect on our consolidated financial statements included elsewhere in this prospectus.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the JOBS Act, enacted in April 2012, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited consolidated financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue, (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC, (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities, and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have not elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

BUSINESS

Overview

We are a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics (EPBs), using our proprietary expanded genetic code technology platform that allows us to incorporate, in a site-specific manner, synthetic amino acids (SAAs) into proteins within living cells. Our product candidates are designed to overcome the inherent limitations of conventional conjugation approaches that use natural amino acids for non-site-specific conjugation, offering potential safety and efficacy benefits to treat patients across multiple therapeutic areas. We believe that our technology allows us to engineer a single optimized structure by designing the conjugation chemistries, selecting the precise number of amino acids and conjugation positions in the protein, and expanding the types of payloads that can be conjugated. Our precision engineering capabilities and the broad applicability of our expanded genetic code technology platform have the potential to enhance and enable the therapeutic functions of conventional biologics and bio-conjugates. Our SAA incorporation technology allows us to develop a wide array of product candidate modalities, such as antibody-drug conjugates (ADCs), bispecific antibodies, PEGylated peptides, modified cytokines and immuno-stimulating antibody conjugates (ISACs). Our most advanced internal product candidate is ARX788, an anti-HER2 ADC, currently being investigated in multiple clinical trials for the treatment of breast cancer, gastric/gastroesophageal junction (GEJ) cancer and other solid tumors, including an ongoing Phase 2/3 clinical trial for the treatment of HER2-positive metastatic breast cancer.

Initially we are focusing our internal efforts on developing a portfolio of ADC and immuno-oncology conjugate (IOC) candidates. Our lead ADC candidate is ARX788, an anti-HER2 ADC currently being studied in breast, gastric and other solid tumor trials. The most advanced trial, ACE-Breast-02, is an ongoing Phase 2/3 trial for HER2-positive metastatic breast cancer being conducted in China by our partner, NovoCodex Biopharmaceuticals Ltd. (NovoCodex), a subsidiary of Zhejiang Medicine Co. Ltd. (ZMC), and is a potentially registrational trial for China. We expect to report topline data for this trial by the end of 2022.

ACE-Breast-01 is an ongoing Phase 1 clinical trial of ARX788 which is being conducted in China by NovoCodex on HER2-positive metastatic breast cancer patients whose diseases have failed other available therapies, including anti-HER2 ADCs. In this trial, we have observed promising anti-tumor activity at 1.5 mg/kg at every three weeks (Q3W), with a 68% (13 of 19 patients) confirmed objective response rate (ORR) as of September 16, 2020, and a well-tolerated safety profile. We have received Fast Track designation from the U.S. Food and Drug Administration (FDA) for ARX788 as a monotherapy for the treatment of HER2-positive metastatic breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting. ACE-Pan tumor-01 is our ongoing Phase 1 clinical trial of ARX788 in the United States and Australia in multiple HER2-expressing tumors. In this trial, we have observed a confirmed ORR of 67% (2 of 3 patients) as of October 21, 2020, and a favorable safety profile, at the dose of 1.5 mg/kg at every four weeks (Q4W). We have received Orphan Drug designation from the FDA for the treatment of gastric cancer, including cancer at the GEJ.

Based on clinical data generated to date, we plan to initiate ACE-Breast-03, our first global, potentially pivotal trial for HER2-positive metastatic breast cancer, in the first half of 2021 and expect to report preliminary results in 2023. Furthermore, we believe that ARX788 may benefit a broader spectrum of patients, including HER2-low breast cancer patients and those with gastric/GEJ, non-small cell lung cancer (NSCLC), urothelial, colon, ovarian, biliary tract or pancreatic cancers. As a result, we expect to initiate additional global registrational trials intended to expand addressable patient populations, maximize therapeutic impact and increase geographic reach.

Within our ADC franchise, we also have two earlier-stage product candidates: ARX517, an anti-PSMA ADC commencing a Phase 1 clinical trial for the treatment of prostate cancer and other solid tumors, and ARX305, an anti-CD70 ADC in investigational new drug (IND)-enabling studies for the treatment of renal cell carcinoma (RCC) and other cancers. Additionally, our IOC franchise consists of multiple product candidates targeting broad immuno-oncology applications. These candidates include ARX822, a CD3-folate bispecific, and ARX102, a smart PEG-IL-2 cytokine, both in IND-enabling studies with INDs expected to be filed in the first half of 2022 for ARX102 and the second half of 2022 for ARX822. Additionally, we have several ongoing collaborations with large global pharmaceutical companies. These collaborations include three clinical-stage programs and several earlier-stage preclinical programs. In connection with our pipeline programs and platform technologies, we own or control over 900 issued or pending patents.

Our mission is to discover and develop a pipeline of EPBs to treat a broad range of diseases and disorders, with an initial focus on cancers with a high unmet medical need. We believe that combining our pioneering efforts in expanded genetic code and site-specific bio-conjugates with a team of dedicated professionals bound by culture and vision that embraces innovation, practicality, and accountability will allow us to pursue our mission.

Conventional Biologics and Bio-Conjugates, and Their Inherent Limitations

Biologics have been used increasingly on a global basis and in multiple therapeutic areas, expanding the overall drug market and reducing the market share of small molecule drugs. Initially biologic therapeutics were comprised of conventional biologics such as insulin, growth hormones, and monoclonal antibodies. However, despite the clinical benefit provided by these natural peptides and antibodies, there remained a significant need for more effective therapies. Since then, the industry has developed bio-conjugates to generate more efficacious treatments, including approved drugs such as Enhertu (trastuzumab deruxtecan), Adcetris (brentuximab vedotin), Kadcyla (ado-trastuzumab emtansine) and Trodelvy (sacituzumab govitecan).

Bio-conjugates are the product of joining two or more biologically active components into a single drug. These constructs can introduce new mechanisms of action, increase efficacy, reduce toxicity, and provide improved clinical outcomes and convenience. Bio-conjugates have also significantly expanded the potential landscape of targets that can be accessed by conventional biologics by providing several new approaches for each target, such as an ADC or an ISAC.

Today’s leading bio-conjugates typically rely on cysteine and lysine, two naturally occurring amino acids with “handles” for conjugations. Unfortunately, utilizing natural amino acids for conjugations can limit drug design in several ways. First, the conjugation chemistry is predetermined with limited room to optimize reactivity, stability and selectivity. Second, the location and number of these natural amino acids within the protein further diminish the ability to control the site of conjugation and the number of conjugations. Third, additional manufacturing steps and controls are required for conventional conjugations. As such, conventional conjugation techniques result in a mixture of random, non-uniform and un-optimized drug conjugates that can potentially limit therapeutic efficacy and introduce drug safety concerns.

Designing the conjugation chemistry and selecting the precise number and conjugation positions in the protein are critical elements to in vivo stability, offering potential safety and efficacy benefits. We believe that conjugation chemistry using natural amino acids is more likely to result in the toxic payload detaching from the antibody before reaching the tumor, a leading cause for off-target toxicity. The random placement of conjugates and unstable chemical bonds has further hampered the safety and efficacy of conventional bio-conjugates. For example, some antibodies have up to 80 lysine residues available for conjugation and attempting to conjugate a specific number of payload molecules to every antibody molecule, which is referred to as the drug-to-antibody ratio (DAR), cannot be achieved homogenously due to the random nature of the reaction of conventional approaches. Given these limitations, conventional conjugation methods target average DAR, rather than a homogeneous DAR where each antibody has the same number of drug conjugations. As a result, a substantial amount of the antibodies in the mixture will not have the same DAR as the average DAR, with some antibodies remaining “naked” with no drug attached, while others become “under- or over-populated” with attached linker-payloads. This heterogenous population of drug-loaded antibodies can impact properties such as drug clearance, pharmacokinetics and biodistribution. As such, drug manufacturers must strive to minimize the standard deviation of the DAR from the stated average DAR in order to prevent undesirable or unpredictable drug properties, including dosing challenges and safety issues.

Our Solution

Our product candidates are designed to overcome the inherent limitations of these conventional conjugation approaches, offering potential safety and efficacy benefits to treat patients across multiple therapeutic areas. Key elements of our approach EPBs include:

•

Our proprietary technology platform of expanded the genetic code allows us to incorporate SAAs, in a site-specific manner into proteins within living cells, including both bacterial and mammalian cells.

•	The site-specifically incorporated SAA creates a unique and predictable attachment point for our conjugations, allowing us to obtain over 90% homogeneity.

•	We have a wide range of proprietary payloads and linkers for site-specific conjugation to achieve the designed biological functions for our EPBs.

Our platform allows for highly predictable properties, including consistent homogeneity and stability, which translates into potential expansion of the therapeutic window compared to conventional approaches. The figure below summarizes DAR, in the case of an ADC, for both conventional technologies that use natural amino acids, such as lysine to cysteine with an average DAR of approximately 4, and our proprietary conjugation technology, which uses SAAs for conjugation. To achieve effective homogeneity, we have created site-specific ADCs with payloads conjugated onto the incorporated SAA, with more than 90% achieving DAR 2 and the rest achieving DAR 1.

Expanded Genetic Code and Site-Specific SAAs

Our proprietary expanded genetic code technology platform allows us to site-specifically incorporate SAAs into proteins within living cells. It provides a fundamentally original approach to expressing a new class of proteins in living cells. Our approach is described in the figure below.

The components of this process are:

(1)

Our synthetic amino acids (SAAs): We use SAAs with unique chemical handles not found on naturally occurring amino acids, which serve as unique and predictable attachment points for our conjugations. SAAs provide us with freedom in designing our conjugation chemistry to incorporate desired specificity and stability unmatched when using natural amino acids.

(2)

Our orthogonal tRNA synthetase: Our specially engineered tRNA synthetase is an enzyme that is imported into the cell to catalyze a reaction that loads only a specific SAA onto our orthogonal tRNA (transferring RNA). Our orthogonal tRNA synthetase will not recognize any of the 20 natural amino acids and will not load the recognized specific SAA onto any native tRNAs in the employed cell system.

(3)

Our orthogonal transferring RNA (tRNA): Our specially engineered RNA molecule is responsible for transferring the loaded amino acid by its corresponding tRNA synthetase to the ribosome, which is the protein factory of a cell. There, the amino acids are assembled into a protein following the sequence instruction of messenger RNA (mRNA) transcribed from the DNA of the gene of interest. Our orthogonal tRNA is imported into the cell and cannot be recognized by any native tRNA synthetases in the cell. It can only be recognized by our imported orthogonal tRNA synthetase and loaded with the specific SAA corresponding to the orthogonal tRNA synthetase.

(4)

Our unique codon: In nature, all proteins consist of 20 natural amino acids, with each acid encoded at the DNA level by a set of triplet codons. The linear orders of these amino acids are determined by the sequence of DNA of each gene. Our technology platform expands this fixed genetic code to code an SAA, for example by enabling a specific stop codon, such as an amber stop codon, which does not code any natural amino acids.

(5)

Our precision engineered protein incorporated with site-specific SAA: When we incorporate an SAA into a protein, we mutate the codon at a desired site into the amber stop codon in the DNA of the gene of interest, to provide instructions to the cell machinery to incorporate the SAA. The DNA of the gene of interest, orthogonal tRNA and orthogonal tRNA synthetase are transferred into the cell system, and, in the case of mammalian systems, transferred into the genome of the cell. The DNA is transcribed into mRNA for the gene of interest, tRNA and mRNA of orthogonal tRNA synthetase which is further translated into the orthogonal tRNA synthetase enzyme. Into the cell culture medium, we feed the cell with an SAA. The SAA is recognized by our imported enzyme, orthogonal tRNA synthetase, and is loaded onto the imported orthogonal tRNA. Our orthogonal tRNA transfers the loaded SAA to the protein assembling factory, the ribosome, where the 20 natural amino acids as well as our SAA are assembled linearly by following the strict instruction of the mRNA for the gene of interest, such as an antibody. When the amber stop codon is reached, instead of terminating the protein synthesis as would naturally occur, this codon is recognized by our engineered orthogonal tRNA. Upon recognition, the SAA that is loaded on the tRNA is now incorporated into this pre-identified location. Using this process, protein synthesis continues until the entire desired protein is synthesized. We have developed systems to incorporate SAAs into proteins in industry standard cell lines, including E.coli and Chinese hamster ovarian (CHO) cells.

Our Protein Expression Systems: EuCODE and ReCODE

EuCODE and ReCODE are the core platforms that allow us to incorporate SAAs into proteins in mammalian and bacterial cells, respectively. The concept and components for this technology were first developed at The Scripps Research Institute (TSRI) and were exclusively licensed to us in 2003. We improved the bacterial incorporation technology developed at TSRI to establish our ReCODE platform. Our ReCODE system can be utilized for the expression of small, single domain and simple proteins that do not require post-translational modification. We subsequently invented a more advanced platform, EuCODE, which is a mammalian expression system for large, multi-domain and more complex proteins. EuCODE can also provide post-translational modifications, such as glycosylation, which are critical for certain functions of biologics. We use our EuCODE and ReCODE expression platforms in the manufacturing of our product candidates in various stages of clinical development.

Our Site-Specific Conjugation Technologies

After the proteins are made by our EuCODE and ReCODE technologies, we conjugate a designed moiety, such as PEG or payload to the SAAs, to achieve a desired therapeutic effect. We have a portfolio of designed SAAs with unique chemical handles for site-specific conjugation.

Taking SAA para-acetylphenylalanine (pAF) as an example, the ketone functional group on pAF is designed to form an oxime bond specifically with its counterpart hydroxylamine group. When creating an ADC, such as ARX788, after the site-specific incorporation of pAF into the antibody, the ketone group is presented to the specific location on the antibody and is ready for conjugation. Under appropriate conditions, upon mixing the antibody incorporated with pAF and AS269, which is designed to include a hydroxylamine group, the ketone group of pAF on the protein will react specifically with hydroxylamine group on AS269 to form an oxime bond. As a result, AS269 is conjugated site-specifically to the location where pAF is incorporated into the antibody, yielding a homogeneous ADC.

The oxime bond formed on our protein has been demonstrated to be highly stable under physiological conditions. Through multiple preclinical studies and clinical trials conducted by us, cleavage of the bond has not been detected, even after the conjugated proteins were degraded into single amino acids. In the case of ARX788, the detectable metabolite was pAF-AS269, in which AS269 remained conjugated to pAF through the oxime bond, demonstrating the stability of the chemical bond.

In preclinical MDAMB361DYT2 HER2-positive xenograft models, anti-tumor activity of ARX788 was tested against an ADC produced using conventional cysteine conjugation. ARX788 uses our proprietary AS269 payload conjugated with oxime chemistry, while the conventional ADC uses maleimide chemistry. As depicted in the graphic below, we observed that our site-specific conjugation resulted in improved anti-tumor activity, even at a lower DAR of 2, compared to the conventional ADC, which has a DAR of 4.5.

We believe the enhanced anti-tumor activity versus conventional ADCs demonstrated by ARX788 is a result of improved ADC stability, and can be translated into more efficient and targeted delivery of the payload to the tumor.

Our Proprietary Payloads and Linkers for Conjugation

When coupled with the flexible nature of our bio-conjugation chemistry, our portfolio of proprietary payloads and linkers enable us to optimize potential product candidates in the design phase by testing and selecting those with the best features.

Our collection of proprietary cytotoxic payloads, which include tubulin inhibitors and DNA acetylators, can be coupled with a wide selection of proprietary linkers, both cleavable and non-cleavable, to meet various design needs. As an example, AS269 is specifically designed to form a highly stable covalent bond with our synthetic amino acids and to kill tumor cells only upon entry into the cell when aided by the conjugated targeting antibody, thereby reducing off-target concerns. In multiple cell-based assays and animal models of cancer, we observed broad activity for AS269, making it an attractive candidate to use in our current and potential future bio-conjugates. AS269 is generally non-cell permeable and appears to be a poor substrate for multidrug resistance proteins (MDRs), which could enhance its potency and reduce cancer cell resistance. In preclinical studies for all three of our current ADC programs, including ARX788, ARX517 and ARX305, we observed that ADCs designed in conjunction with AS269 outperformed other ADC designs. Given the promising preclinical data, we advanced three ADC programs using the AS269 payload and this payload has the potential to provide not only-safety and efficacy benefits, but also a streamlined manufacturing process with a single payload drug master file.

Beyond cytotoxic payloads used for our ADC product candidates, we have a portfolio of proprietary PEGs, small molecule targeting agents, potent TLR7/8 agonists and other components for designing EPBs. We continue to explore novel approaches, including payloads that enable different mechanisms of action, prodrug strategies, and conditional activation technology.

Our Innovation Engine

We believe that our expanded genetic code technology platform, which provides us with the ability to incorporate, in a site-specific manner, SAAs into proteins within living cells, is a fundamental breakthrough in drug design. We believe our proprietary platform will serve as an innovation engine and we can leverage our EPBs to take recombinant DNA technologies into new territories by improving and enabling the field of bio-conjugates. We intend not only to advance our current programs through clinical development but also to design and develop additional EPBs.

Our proprietary and enabling technology includes algorithms to scan and select promising sites for protein modification that preserve the native structure and function of proteins, antibodies, and antibody fragments, while enhancing their performance as bio-conjugates. We optimize EPBs by rapidly screening a panel of homogeneous recombinant proteins with SAAs inserted at predefined locations. This screening includes parameters such as expression, conjugation efficiency, and solubility, and a range of other biophysical properties as well as in vitro and in vivo biological characteristics such as pharmacology, potency and toxicity.

Our ability to rapidly assess and optimize bio-conjugates based on how different structures and payloads interact to enhance therapeutic performance is an invaluable design process typically reserved for modern small molecule drugs. As a result, we can create and test multiple conjugation structures in the design phase, generating data in cell-based and animal-based models of disease before selecting development candidates to advance into further testing and clinical trials.

As the pioneer and a leader in the EPB field, we continue to invest in the innovation and expansion of our underlying technology platforms, EuCODE and ReCODE. We plan to explore additional capabilities, including (i) incorporating more SAAs into proteins, thereby allowing more chemistries and functionalities, (ii) developing design systems that may allow us to incorporate two distinct SAAs into one protein, and (iii) further engineering our cell lines and expanding our approach into more cellular systems.

We believe our proprietary conjugation technologies provide us with a unique advantage compared to other bio-conjugate companies, which will allow us to continue advancing and expanding our pipeline across our core ADC and IOC franchises.

Summary of Our Product Pipeline

We have engineered a pipeline of targeted oncology and immuno-oncology product candidates that are diversified across mechanisms of action, target indications and development stages. We believe our platform and technologies can significantly improve patients’ treatment outcomes in indications of high unmet need. Initially, we are focusing our internal efforts on oncology by building a portfolio of ADCs and IOCs. Furthermore, we have existing partnerships with pharmaceutical companies that specialize in disease areas outside of oncology, such as our partnership with BMS in the areas of non-alcoholic steatohepatitis (NASH) and cardiovascular disease.

Our initial focus is to discover, develop and commercialize EPBs with new and improved properties to treat and potentially cure a broad range of cancers. The following chart summarizes our current internal product candidate pipeline.

ADC Franchise

Conventional ADCs can have significant limitations in conjugation chemistry, conjugation position, and homogeneity, which may limit their therapeutic potential and give rise to safety concerns. We have designed the product candidates in our ADC franchise with the potential to effectively and safely deliver a cytotoxic payload to a tumor site, benefiting from characteristics generally not available to conventional ADCs such as increased stability of conjugation chemistries, optimized conjugation locations and improved homogeneity.

Our lead ADC program is ARX788, an anti-HER2 ADC currently being studied broadly in breast and gastric cancer, including cancer at the GEJ, and other solid tumor trials. The most advanced trial of ARX788 is an ongoing potentially registrational Phase 2/3 trial for HER2-positive metastatic breast cancer in China, and we have multiple additional potentially registrational global trials planned. In addition to ARX788, our ADC franchise has two additional programs: ARX517, an anti-PSMA ADC for prostate cancer, which has obtained FDA clearance for a Phase 1 clinical trial, and ARX305, an anti-CD70 ADC for CD70-positive renal, nasopharyngeal and other cancers, currently in IND-enabling studies. These programs use the same cytotoxic payload as ARX788, which we believe will streamline development, clinical, regulatory, and manufacturing requirements.

ARX788

ARX788, an anti-HER2 ADC, is our most advanced ADC program in an ongoing Phase 2/3 trial for HER2-positive metastatic breast cancer to support potential registration in China. In an ongoing Phase 1 clinical trial of ARX788 in HER2-positive breast cancer in China (ACE-Breast-01), as of September 16, 2020, in the 1.5 mg/kg Q3W cohort, ARX788 had achieved a confirmed ORR of 68% (13 of 19 patients) and a DCR of 100%, with a well-tolerated safety profile in heavily pre-treated cancer patients whose disease had failed other available therapies, including currently approved HER2-targeting therapies.

The FDA granted ARX788 Fast Track designation as monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting and Orphan Drug designation for the treatment of gastric cancer, including cancer at the GEJ, in December 2020 and January 2021, respectively.

ARX788 is a homogeneous and highly stable ADC, which targets the HER2 receptor and contains two cytotoxic AS269 payloads site-specifically conjugated to a trastuzumab-based antibody. ARX788 was designed to maximize its potential for anti-tumor activity by optimizing the number and position of the payloads and the chemical bonds that conjugate the payloads to the antibody. AS269 is a proprietary payload specifically designed to form a highly stable covalent bond with our SAAs and kill tumor cells only upon entry into the cell when aided by the conjugated targeting antibody, thereby limiting off-target effects on healthy tissue.

We believe ARX788 has the potential to significantly improve outcomes for HER2-positive cancers, including those in patients with metastatic disease and in earlier stages of adjuvant and neoadjuvant settings. Our initial focus is on the treatment of patients with HER2-positive breast and gastric cancer, including at the GEJ. However, we believe ARX788 may benefit a broader spectrum of cancer patients, including HER2-low breast cancer patients where no targeted treatment is available, as well as HER2-positive and HER2-low patients in other malignancies, such as NSCLC, urothelial, biliary tract, colon, ovarian and pancreatic cancers. We plan to initiate multiple global potentially registrational and exploratory trials to expand indications and geographic reach.

ARX788 is being studied broadly in HER2-positive breast cancer, gastric cancer, including at the GEJ, and other solid tumors. Ongoing ARX788 clinical trials include the trials listed below and as of December 31, 2020, we together with NovoCodex, have dosed 153 patients with ARX788 at least once across all these trials:

•	ACE-Breast-01: Phase 1 dose escalation trial in China for patients with HER2-positive advanced or metastatic breast cancer whose diseases have failed multiple prior lines of therapy.

•	ACE-Breast-02: Phase 2/3 randomized trial in China for HER2-positive advanced or metastatic breast cancer whose diseases have failed multiple prior lines of therapy.

•	ACE-Pan tumor-01: Phase 1 dose escalation trial in the United States and Australia for patients with various tumors with HER2 expression.

•	ACE-Gastric-01: Phase 1 dose escalation trial in China for HER2-positive gastric cancer patients.

Additionally, we plan to initiate multiple global potentially registrational and exploratory trials to expand indications and geographic reach, including:

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ACE-Breast-03: Phase 2 single-arm global trial for HER2-positive metastatic breast cancer patients whose diseases have failed T-DM1, and/or T-DXd, and/or tucatinib-containing regimens, which we plan to initiate in the first half of 2021.

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ACE-Breast-04: Phase 3 global randomized controlled trial comparing ARX788 to T-DM1 for HER2-positive metastatic breast cancer patients whose diseases have failed trastuzumab and taxane, which we plan to initiate in the second half of 2021.

In June 2013, we entered into a collaboration and license agreement with ZMC, which was subsequently transferred to NovoCodex, pursuant to which NovoCodex is responsible for all development and commercialization activities related to ARX788 in China. We are entitled to receive tiered royalties in the low teens on sales of ARX788 in China, while NovoCodex is entitled to receive low single-digit royalties on sales outside of China.

Approximately one woman in eight will be diagnosed with invasive breast cancer in her lifetime. Although breast cancer has a 90% five-year survival rate in the U.S., one in 39 of these women is still expected to die with this disease. While gastric cancer has a lower incidence rate of approximately one in 95 for men and one in 154 for women in the U.S., its five-year survival rate is significantly lower at 32%. The market for HER2-expressing breast and gastric cancer therapeutics currently exceeds $10 billion with other HER2-expressing cancers such as NSCLC, ovarian, urothelial, colon, biliary tract and pancreatic cancers representing additional market opportunities.

ARX517 (PSMA ADC)

Our second internal ADC pipeline candidate, ARX517, targets the prostate-specific membrane antigen (PSMA) expressed on prostate cancer cells. PSMA is a clinically important biomarker of prostate cancer which is highly over-expressed in metastatic castration-resistant prostate cancer (mCRPC). PSMA is also widely expressed in the neovasculature of other solid tumors (such as pancreatic, NSCLC and ovarian), making it an attractive target for ARX517. We received IND clearance for ARX517 from the FDA in October 2020 and expect to dose the first patient in a Phase 1 clinical trial in the first half of 2021.

Prostate cancer represents a significant unmet need and sizable market opportunity. There were 1.3 million new cases of prostate cancer with five-year survival rates of approximately 27% and 359,000 associated deaths worldwide in 2018. For men, prostate cancer is the second most frequent cancer and the fifth leading cause of cancer death. The global market for prostate cancer therapies was estimated to be $9.3 billion in 2018 and is forecast to grow to $12.8 billion by 2028. While non-ADC therapies are available to treat mCRPC, there is no approved therapy specifically targeting PSMA to treat of prostate cancer. We believe that the data generated in our preclinical studies, including studies comparing ARX517 to the standard of care therapies in in vivo tumor models, demonstrates the ability of our ADCs to provide a different mechanism of action and potential benefits over existing therapies.

ARX305 (CD70 ADC)

Our third internal ADC pipeline candidate, ARX305, targets the CD70 receptor on cancer cells. CD70 is overexpressed in a broad range of solid and hematologic tumors such as renal cell carcinoma (RCC), nasopharyngeal cancers, multiple myeloma, non-Hodgkin’s lymphoma and acute myeloid leukemia (AML). We are currently conducting IND-enabling studies, with an IND submission planned by the end of 2021. We expect to initiate a Phase 1 clinical trial in CD70-positive cancers, including RCC, in 2022.

Our initial development focus for ARX305 is in RCC. Approximately 200,000 patients globally are diagnosed with RCC each year with a 5-year survival rate of about 60%. We believe more than half of these patients have tumors that overexpress CD70 to a level that enables targeted therapy with ARX305. The five-year survival rate for advanced cases is approximately 20%. Current therapies have relatively low response rates in RCC and there are currently no approved therapies for RCC that target CD70 overexpression.

Immuno-Oncology Conjugate (IOC) Franchise

IOC therapies harness the power of the body’s immune system to treat cancer. Unlike ADCs that use an antibody to deliver a cytotoxic payload to a cancer cell, IOCs modulate and direct the immune system, triggering a cascade reaction in order to kill a cancer cell. We believe our IOC product candidates are complementary and synergistic to our ADC franchise for treating cancer.

Our IOC franchise comprises three preclinical programs: ARX102, a long-acting “alpha-off” smart IL-2 cytokine; ARX822, a CD3 bispecific directed towards the folate receptor of cancer cells, and our TLR7/8 ISAC program to stimulate the immune system. ARX102 and ARX822 are in IND-enabling studies, with INDs expected to be filed in the first half of 2022 for ARX102 and the second half of 2022 for ARX822. Our TLR7/8 ISAC program is in lead development, with a clinical candidate expected to be nominated in 2021.

Collaboration Programs

We have a long track record of partnering with leading pharmaceutical companies. We have existing product-specific global licenses with several pharmaceutical companies, including Bristol Myers Squibb Company (BMS), AbbVie Inc., Astellas Pharma Inc., and Elanco Animal Health. These collaborations have provided us with validation of our technology and non-dilutive capital in the form of upfront and milestone payments, as well as reimbursement of development expenses.

We currently have three collaboration programs in clinical trials: pegbelfermin (BMS-986036), a long-acting fibroblast growth factor 21(FGF2) for NASH; BMS-986259, a next-generation version of Relaxin for AHF; and CCW702, a bispecific for prostate cancer. We also have several partnered programs in preclinical development.

As of December 31, 2020, we had received an aggregate of $279.0 million in upfront and milestone payments from partners. Subject to the continued advancement of our partnered programs, we have the potential to receive additional clinical, regulatory, product approval, and sales-based milestones.

The following chart summarizes our current collaboration pipeline:

Our Strategy

Our mission is to discover and develop a pipeline of EPBs to treat a broad range of diseases and disorders, with an initial focus on cancers with a high unmet medical need. Our strategy to achieve this mission is to:

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Extend our leadership position in EPBs. We are pioneering SAA incorporation technologies and we believe we are the only company utilizing this technology in both living bacterial and mammalian cell systems. This approach has generated a pipeline of EPBs with broad application and market potential. To maintain and extend our leadership position, we intend to continually invest in innovation to expand the capabilities of our proprietary technology platform and to further optimize the efficiency and reliability of our approach. We believe our leadership position is enhanced by our extensive industry experience in biologics as well as our strong intellectual property position. As we continue to develop our platform capabilities, we will expand and enhance our patent portfolio.

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Expeditiously advance our lead ADC clinical program, ARX788, through clinical development for HER2-positive breast and gastric cancer, including at the GEJ. In December 2020, the FDA granted ARX788 Fast Track designation as monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting. This designation supports our belief that ARX788 has the potential to address unmet medical needs for patients with HER2-positive breast cancers, including those tumors that can no longer be controlled by currently approved HER2-targeting therapies. We plan to utilize the benefits of Fast Track designation, including more frequent interactions with the FDA and the ability to use rolling submissions for both BLAs and sBLAs, to expeditiously advance ARX788 for breast cancer through clinical development. In January 2021, the FDA granted ARX788 Orphan Drug designation for the treatment of gastric cancer, including at the GEJ.

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Expand the impact of ARX788 by advancing ARX788 clinical programs for other HER2-expressing or HER2–mutated tumors. Beyond breast and gastric/GEJ cancer, we believe that ARX788 has the potential to be effective across other HER2-overexpressing or HER2-mutated cancers, including NSCLC, urothelial, colorectal, ovarian, biliary tract and pancreatic cancers. In our preclinical studies we have observed ARX788’s potential to treat HER2-low cancers. Additionally, we believe that our site-specific conjugation capabilities can create predictable and highly stable chemical bonds, which may reduce toxicity and make ARX788 an attractive candidate for use in combination with earlier-line standard of care therapeutics. These strategies may increase ARX788’s addressable patient population, maximizing patient impact and commercial opportunity.

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Continue to develop and expand our oncology-focused ADC and IOC franchises and platform technology. We are advancing two additional ADC programs into the clinic in 2021 including ARX517, an anti-PSMA ADC for prostate cancer, and ARX305, an anti-CD70 ADC for CD70-positive renal, nasopharyngeal and other cancers. We believe our site-specific conjugation approach could provide a wider therapeutic index than existing therapies for these cancers and achieve more efficacious doses in humans while reducing toxicity concerns. Further, our IOC franchise, with three additional early-stage product candidates targeting various cancers, offers a different and complementary approach to our ADC franchise. These programs are expected to enter clinical trials starting in 2022. Our platform technology underpins both franchises and by sharing payload technologies that have been tested in clinical trials, we have the potential to reduce development time, cost and risk. We plan to leverage our platform to selectively add new franchises to our product pipeline, such as immunology and infectious disease, designed to address critical healthcare problems with large unmet medical needs.

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Maximize the potential of our pipeline and technology platform by selectively entering strategic collaborations or partnerships. We retain development and commercialization rights to all programs in our ADC and IOC franchises in most major markets, excluding China. To support these programs, we intend to build internal global development and commercialization capabilities where appropriate and use strategic collaborations and partnerships elsewhere to accelerate development and maximize commercial potential. On a program-by-program basis, we plan to selectively explore partnerships with biopharmaceutical companies possessing complementary capabilities in research, development, therapeutic area, geographical, or commercial expertise.

Our Strengths

Our platform, technologies and portfolio are underpinned by the following competitive strengths and are driven by the vision of our management team and the expertise of our employees:

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Our expanded genetic code platform and our EuCODE and ReCODE platforms have generated EPB drug candidates that have been studied in robust clinical settings by our partners and us. Alongside our partners, our EPB product candidates have been administered to more than 150 patients with thousands of doses across multiple clinical trials globally. Across our internal and partnered pipeline, we have observed compelling clinical activity and dosing which has been generally well-tolerated.

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Our lead internal candidate ARX788 is being investigated in multiple indications and has demonstrated promising initial results in Phase 1 clinical trials. In the ongoing ACE-Breast-01 clinical trial for the treatment of HER2-positive breast cancer, ARX788 achieved a confirmed ORR of 68% (13 of 19 patients) and DCR of 100% in the 1.5 mg/kg cohort. In our ongoing ACE-Pan tumor-01 clinical trial for the treatment of HER2-positive solid tumors, ARX788 has achieved an ORR of 67% (2 of 3 patients) and DCR of 100% in the 1.5 mg/kg cohort, and has generally been well-tolerated. We have received Fast Track designation from the FDA for ARX788 for the treatment of HER2-positive metastatic breast cancer and Orphan Drug designation for the treatment of gastric cancer, including at the GEJ.

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Our ability to generate product candidates with the potential to overcome limitations of conventional technologies has been observed in multiple preclinical studies and clinical trials. Conventional ADC conjugation technologies use natural amino acids and rely on the random placement of conjugates and unstable chemical bonds, which is more likely to result in the toxic payload detaching from the antibody before reaching the tumor, causing off-target toxicity. We design our product candidates by optimizing the number and conjugation sites of the payloads and the chemical bonds that conjugate the payloads to the antibody to form a highly stable covalent bond with our SAAs, reducing the likelihood that the payload prematurely detaches to limit off-target effects on healthy tissue.

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Our pipeline targets areas of high unmet need and we have several near-term clinical milestones across both our ADC and IOC franchises. Our target indications are in patients whose diseases have failed standard of care or for which there are no approved therapies, with an initial focus on cancer. In order to improve the lives of patients burdened with these diseases, we are advancing our development pipeline, including initiating multiple global clinical trials as well as bringing additional product candidates into the clinic.

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Our talented and experienced management team, scientists and drug developers drive the success of our novel technologies and continued innovations. In recent years, our team has not only continued to improve our technology platform and advance our ADC franchise, including ARX788, but we have also broadened our pipeline to include our IOC franchise. As the pioneer of EPBs, we intend to leverage the talent and experience of our team to improve patient outcomes by bringing novel therapies to market.

Our Product Pipeline

Our product pipeline consists of differentiated and novel product candidates in clinical and preclinical development stages, spanning our ADC franchise, IOC franchise, and partnered programs. We intend to drive future pipeline expansion through our innovative technology platforms and selective partnerships with pharmaceutical companies.

ARX788

Our most advanced ADC program is ARX788, an anti-HER2 ADC that is currently in a Phase 2/3 trial (ACE-Breast-02) for the treatment of HER2-positive metastatic breast cancer, intended to enable registration in China. In the ongoing Phase 1 clinical trial in HER2-positive breast cancer (ACE-Breast-01), ARX788 has generally been well tolerated to date and achieved a confirmed ORR of 68% (13 of 19 patients) and a DCR of 100% in the cohort of patients receiving the 1.5 mg/kg at Q3W dose as of September 16, 2020. We have observed similar clinical results in our ongoing Phase 1 trial of ARX788 in the United States and Australia (ACE-Pan tumor-01).

We believe ARX788 has the potential to significantly improve outcomes for HER2-positive cancers, including in patients with metastatic disease and in earlier stages, such as the adjuvant and neoadjuvant settings. Our initial focus is on the treatment of patients with HER2-positive breast and gastric cancer, including at the GEJ. However, we believe ARX788 may benefit a broader spectrum of cancer patients, including HER2-low breast cancer patients where no targeted treatment is available, as well as HER2-positive and HER2-low patients in other malignancies, such as NSCLC, biliary tract, urothelial, colon, ovarian and pancreatic cancers. We plan to initiate multiple global potentially registrational and exploratory trials to expand indications and geographic reach.

We designed ARX788 to overcome the stability and off-target toxicity limitations commonly found in conventional conjugation techniques, which use natural amino acids. ARX788 is an engineered precision biologic ADC and our proprietary cytotoxic payload, AS269, is site-specifically conjugated to the SAAs incorporated into a trastuzumab-based antibody. As a result of its stable chemical bonds, ARX788 avoids the premature payload detachment that has been observed in conventional ADC technologies. Reducing the premature detachment of the cytotoxic payload in blood circulation reduces off-target toxicity and increases the amount of payload per dose delivered to the target cancer cells. Efficient delivery of AS269 to the target cancer cells creates the potential to reduce the total amount of drug necessary to elicit a therapeutic effect and thereby mitigates side effects associated with conventional ADC therapies, such as neutropenia, thrombocytopenia, anemia, decreased white blood cell counts, nausea, vomiting, constipation, diarrhea, neuropathy, fatigue, dizziness and headache.

The schematic below depicts the design and components of ARX788, including the site-specific conjugation of our proprietary payload, AS269.

AS269 is a generally non-cell permeable tubulin inhibitor specifically designed to form a highly stable covalent bond with our SAAs and to kill cells only when being internalized due to its inability to cross the cell membrane without the conjugated targeting antibody, thereby reducing off-target toxicity. Based on our testing, AS269 is a poor substrate for MDRs, which we believe helps to retain and enrich the drug inside the cancer cell, potentially leading to more potent killing of cancer cells. We believe that combining AS269’s unique characteristics with an optimized number and position of the payloads and the chemical bonds that conjugate the payloads to the antibody with a DAR of 2, has resulted in enhanced in vivo stability, potency and low payload exposure in serum, which in turn has contributed to ARX788’s observed anti-tumor activity and tolerability profile to date.

Clinical Overview of ARX788

In ongoing Phase 1 clinical trials of ARX788 for the treatment of HER2-positive cancers, we observed promising anti-tumor activity in heavily pre-treated cancer patients at the 1.5 mg/kg dose. Highlights from clinical trials of ARX788 include:

•	ACE-Breast-01: Confirmed ORR of 68% (13 of 19 patients), and DCR of 100% in the 1.5 mg/kg cohort.

•	ACE-Pan tumor-01: Confirmed ORR of 67% (2 of 3 patients) and DCR of 100% in the 1.5 mg/kg cohort.

•	Anti-tumor activity observed in patients with tumors resistant and refractory to approved HER2-targeting ADCs.

•	The median duration of response (mDOR) and median progression-free survival (mPFS) at the 1.5 mg/kg dose have not yet been reached in the ACE-Breast-01 and ACE-Pan tumor-01 trials.

•	Generally well tolerated with most adverse events being mild (Grade 1) or moderate (Grade 2) and manageable.

Summary of ARX788 Clinical Results

ACE-Breast-01: Phase 1 Clinical Trial for HER2-positive Breast Cancer in China

ACE-Breast-01, being conducted by our partner, NovoCodex, is an ongoing Phase 1 dose escalation trial in China in patients with HER2-positive advanced or metastatic breast cancer whose diseases have failed multiple prior lines of therapy. ACE-Breast-01 was designed to assess the safety, tolerability and pharmacokinetics (PK) profile, as well as the anti-tumor activity of ARX788 and to identify the recommended Phase 2 dose (RP2D). This trial, with a 3+3 escalation design, has dosed patients from 0.33 mg/kg at Q3W up to 1.5 mg/kg at Q3W, with dose expansion at the 1.5 mg/kg at Q3W dose. The patients that have been enrolled in ACE-Breast-01 were heavily pre-treated, with a median of six prior lines of therapy (range of 1-16). As of the data cut-off date of September 16, 2020, a total of 59 patients were response-evaluable, and 19 patients were response-evaluable at the 1.5 mg/kg Q3W dose. Preliminary efficacy data by dose cohort from this clinical trial is presented in the table below. We expect to report additional data from the ACE-Breast-01 trial by the end of 2021.

Summary of ARX788 ACE-Breast-01 Preliminary Data

Dose Level	Evaluable Patients (N=59)	Confirmed ORR	DCR
0.33 mg/kg and 0.66 mg/kg	N = 6	0%	83%
0.88 mg/kg	N = 7	14%	86%
1.1 mg/kg	N = 11	27%	100%
1.3 mg/kg	N = 16	50%	88%
1.5 mg/kg	N = 19	68%	100%

(Data as of September 16, 2020)

In the 1.5 mg/kg cohort, ARX788 has demonstrated a 68% (13 of 19 patients) confirmed ORR and 100% DCR. The waterfall plot below shows the best change in the sum of the target lesions from baseline in the 1.5 mg/kg cohort. One patient in this cohort achieved a 100% reduction of the target lesions.

Best Change in Sum of Target Lesions

In the 1.5 mg/kg cohort, ARX788 has demonstrated the potential for rapid, deep and durable tumor responses. The spider plot below depicts the change in the sum of target lesions from baseline over time.

Change in Sum of Target Legions

The durability of tumor responses in the 1.5 mg/kg cohort is further depicted in the swimmer plot below, with 11 of 14 patients in the 1.5 mg/kg cohort continuing to respond with ongoing ARX788 treatment.

Durability of Response for ARX788

As of December 31, 2020, the trial completed enrollment of 69 patients and database lock will occur after six months’ minimum follow-up. We expect to report additional data from the ACE-Breast-01 trial by the end of 2021. Based on the promising data from this ongoing trial and regulatory feedback received in China to date, our partner, NovoCodex, initiated ACE-Breast-02, a potentially registrational Phase 2/3 trial for the treatment of HER2-positive breast cancer in China.

ACE-Pan tumor-01: A Phase 1 Clinical Trial for HER2-positive Cancers in the United States and Australia

ACE-Pan tumor-01 is an ongoing Phase 1 dose escalation trial in HER2-expressing solid tumors (including breast cancer, gastric/GEJ, NSCLC, ovarian, colorectal, biliary tract, urothelial, endometrial, and salivary gland cancers) in the United States and Australia. ACE-Pan tumor-01 is designed to assess the safety, tolerability and PK profile as well as the anti-tumor activity of ARX788 as a monotherapy and to identify the RP2D.    The trial has dosed patients from 0.66 mg/kg at Q3W up to 1.5 mg/kg at Q3W following a 3+3 escalation design. As of October 21, 2020, 24 patients enrolled were response-evaluable. In the 1.5 mg/kg cohort, ARX788 has demonstrated a 67% (2 of 3 patients) confirmed ORR and a 100% DCR. Preliminary efficacy data by dose cohort from this clinical trial is presented in the table below. Additionally, we have observed anti-tumor activity in patients with tumors resistant and refractory to other HER2-targeting ADCs, such as T-DM1 or T-DXd. We expect to report additional data from ACE-Pan tumor-01 by the end of 2021.

Summary of ARX788 ACE-Pan Tumor-01 Preliminary Data

Dose Level	Evaluable Patients (N = 24)	Confirmed ORR	DCR
0.66 mg/kg	N = 5	20%	60%
0.88 mg/kg	N = 9	11%	78%
1.1 mg/kg	N = 3	33%	67%
1.3 mg/kg	N = 4	0%	75%
1.5 mg/kg	N = 3	67%	100%

(Data as of October 21, 2020)

ACE-Gastric-01: A Phase 1 Clinical Trial for HER2-positive Advanced Gastric and Gastroesophageal Junction Adenocarcinoma in China

ACE-Gastric-01, conducted by our partner, NovoCodex, is an ongoing Phase 1 dose expansion trial in China in HER2-positive advanced gastric/GEJ patients who failed prior trastuzumab-based therapy and is designed to assess the safety, tolerability and PK profile, as well as to assess the anti-tumor activity of ARX788. In this trial, patients have been dosed from 1.3mg/kg at Q3W up to 1.7 mg/kg at Q3W following a dose escalation design. As of January 8, 2021, 20 patients enrolled at the 1.3 and 1.5 mg/kg at Q3W doses were response-evaluable. To date, no dose-limiting toxicities (DLTs) have been observed and the maximum tolerated dose (MTD) has not yet been reached.

ARX788 has shown encouraging signs of anti-tumor activity and durable responses in HER2-positive gastric/GEJ cancer patients. As of January 8, 2021 a 43% confirmed ORR (3 of 7 patients) and 46% confirmed ORR (6 of 13 patients) were observed in the 1.3 mg/kg cohort and 1.5 mg/kg cohorts, respectively. Dosing in the trial has progressed to 1.7mg/kg. Preliminary efficacy data by dose cohort from this clinical trial is presented in the table below.

Summary of ARX788 ACE-Gastric-01 Preliminary Data

Dose Level	Evaluable Patients (N = 20)	Confirmed ORR	DCR
1.3 mg/kg	N = 7	43%	57%
1.5 mg/kg	N = 13	46%	46%

(Data as of January 8, 2021)

The durability of tumor responses in the 1.5 mg/kg cohort in the ACE-Gastric-01 trial is depicted in the swimmer plot below, with 5 of the 6 patients with PR in the 1.5 mg/kg cohort continuing to respond to ongoing ARX788 treatment.

ACE-Gastric-01 Swimmer Plot, 1.5 mg/kg only

We expect to report additional data from the ACE-Gastric-01 trial by the end of 2021. Subject to further data from this trial and regulatory feedback, we plan to initiate a global, potentially registrational Phase 3 trial in HER2-positive gastric cancers, including at the GEJ, by the end of 2021.

Summary of ARX788 Clinical Safety

Based on cumulative data from the treated populations (153 patients in five clinical trials as of December 31, 2020), ARX788 has been generally well tolerated, with most adverse events being mild (Grade 1) or moderate (Grade 2) and generally manageable.

As of January 13, 2021, in the 1.5 mg/kg cohort, there has been one drug-related SAE (pneumonitis) in the ACE-Breast-01 trial and no fatal events have been observed in any of the ACE-Breast-01, ACE-Pan tumor-01 and ACE-Gastric-01 trials, as summarized in the below table. The MTD of ARX788 has not yet been reached, and no DLTs were reported in any of these three Phase 1 trials.

Summary of ARX788 Safety in the ACE-Breast-01, ACE-Pan Tumor-01 and

ACE-Gastric-01 Phase 1 Trials

	ARX788 (1.5 mg/kg) Number of patients (%)
	ACE-Breast-01 (N=29)	ACE-Pan tumor-01 (N=5)	ACE-Gastric-01 (N=14)
All AEs (regardless of causality)	29 (100%)	4 (80%)	14 (100%)
Drug-related AEs (any grade)	29 (100%)	4 (80%)	13 (92.9%)
All AEs ≥ Grade 3	6 (20.7%)	1 (20%)	3 (21.4%)
Drug-related ≥ Grade 3 AEs	5 (17.2%)	1(20%)	0
All SAEs	2 (6.9%)	0	2 (15.4%)
Drug-related SAEs	1 (3.4%)	0	0
Drug-related AEs leading to discontinuation	3 (10.3%)	0	0
Drug-related Deaths	0	0	0

(Data as of January 13, 2021)

As shown in the below table, the systemic toxicity (such as neutropenia, thrombocytopenia, anemia, decreased white blood cell counts, nausea, vomiting, constipation, diarrhea, neuropathy, fatigue, dizziness, headache) is low in terms of the incidence rate and grade.

	ARX788 (1.5 mg/kg) Number of patients (%)
	ACE-Breast-01 (N=29)		ACE-Pan tumor-01 (N=5)		ACE-Gastric-01 (N=14)
	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4
Nausea	2 (6.9%)	0	0	0	0	0
Vomiting	2 (6.9%)	0	0	0	1 (7.1%)	0
Constipation	4 (13.8%)	0	0	0	1 (7.1%)	0
Diarrhea	1 (3.4%)	0	1 (20%)	0	3 (27.3%)	0
Neutropenia	5 (17.2%)	0	0	0	2 (14.3%)	0
Decreased WBC	4 (13.8%)	0	0	0	3 (21.4%)	0
Thrombocytopenia	3 (10.3%)	1 (3.4)	0	0	4 (28.6%)	0
Anemia	5 (17.2%)	0	1 (20%)	0	9 (53.8%)	2 (14.3%)
Fatigue	7 (24.1%)	0	1 (20%)	0	1 (7.1%)	0
Neuropathy	0	0	0	0	0	0
Dizziness	1 (3.4%)	0	0	0	1 (7.7)	0
Headache	1 (3.4%)	0	0	0	1 (7.7%)	0

(Data as of January 13, 2021)

As summarized in the table below, as of the data cut-off of January 13, 2021, adverse events of special interests included pneumonitis/ILD, ocular AEs, and transient ALT/AST increase.

Summary of ARX788 Adverse Events of Special Interest in the ACE-Breast-01, ACE-Pan Tumor-01 and ACE-Gastric-01 Phase 1 Trials

	ARX788 (1.5 mg/kg)
	Number of patients (%)
	ACE-Breast-01 (N=29)		ACE-Pan tumor-01 (N=5)		ACE-Gastric-01 (N=14)
	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4	All Grades	Grade 3 or 4
Pneumonitis/lLD	11 (37.9%)	1 (3.4)	0	0	0	0
AST increase* (Transient)	22 (75.9%)	0	1 (20%)	0	9 (63.3%)	0
ALT increase* (Transient)	16 (55.2%)	0	1 (20%)	0	8 (57.1%)	0
Dry eye	5 (17.2%)	0	1 (20%)	0	10 (71.4%)	0
Blurred vision	7 (24.1%)	2 (6.9%)	1 (20%)	0	2 (14 .3%)	0
Keratopathy	25 (86.2%)	3 (10.3%)	0	0	3 (21.4%)	0
Eye discomfort	1 (3.4%)	0	1 (20%)	0	0	0

(Data as of January 13, 2021)

*	Short-term ALT or AST of mild (grade 1) to moderate (grade 2) intensity.

Summary of ARX788 Clinical Pharmacology

The detectable metabolite is pAF-269 which is released after the ADC enters the cell and undergoes proteolytic degradation into individual amino acids. In ACE-Breast-01 and ACE-Pan tumor-01, the maximum (or peak) serum concentration (Cmax) of pAF-AS269 serum concentrations peaked at a median time of 168 hours. On a molar basis, cycle 1 Cmax and area under the curve (AUC) of pAF-AS269 were approximately 0.1% and 0.18% of the Cmax and AUC of ARX788, respectively, demonstrating high in vivo stability of the oxime conjugation in our design of ARX788. We believe this unique delayed and low pAF-AS269 serum exposure is highly differentiated compared to those reported for currently approved ADCs.

Summary of ARX788 Clinical Development Strategy

Based on the promising tolerability profile and anti-tumor activity observed in preclinical studies and ongoing clinical trials, we have developed the following clinical strategies to potentially accelerate the development of ARX788 and expand its cancer indications and geographic reach:

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Pursue indications with the greatest unmet needs to improve the lives of breast cancer patients. We, together with our partner, are conducting or plan to conduct potentially pivotal trials in HER2-positive breast cancer patients whose disease can no longer be controlled by currently approved HER2-targeting therapies. We also plan to conduct trials in HER2-low metastatic breast cancer and advanced breast cancer with brain metastases.

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Leverage the anti-tumor activity and tolerability profile of ARX788 to move into earlier lines of therapy for breast cancer and seek combination therapy with other agents. We plan to conduct randomized head-to-head trials against T-DM1 in HER2-positive metastatic breast cancer. We also plan to conduct trials in combination with synergistic agents from other potential collaborators to investigate the ability to improve therapeutic effects in difficult-to-treat patient populations.

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Expand ARX788’s clinical impact beyond breast cancer by conducting trials in additional HER2-overexpressing or HER2-mutated cancers. Together with our collaborator, we are conducting trials in HER2-positive gastric/GEJ adenocarcinoma. We plan to expand trials to treat other HER2-overexpressing or HER2-mutated tumors, such as NSCLC, urothelial, colon, ovarian, biliary tract or pancreatic cancers.

•

Accelerate development timelines by continuing to pursue expedited regulatory programs. In December 2020, the FDA granted ARX788 Fast Track designation as monotherapy for the treatment of advanced or metastatic HER2-positive breast cancer patients who have received one or more prior anti-HER2-based regimens in the metastatic setting. In January 2021, the FDA granted ARX788 Orphan Drug designation for the treatment of gastric cancer, including cancer at the GEJ. We plan to continue to explore other expedited programs that may accelerate the registration of ARX788.

Adhering to our clinical strategy, we and our partner NovoCodex are currently conducting the following clinical trials globally (ex-China) and in China, respectively:

•	ACE-Breast-01: Phase 1 dose escalation trial in China for patients with HER2-positive advanced or metastatic breast cancer whose diseases have failed multiple prior lines of therapy

•	ACE-Breast-02: Phase 2/3 randomized trial in China for HER2-positive advanced or metastatic breast cancer whose diseases have failed multiple prior lines of therapy

•	ACE-Pan-tumor-01: Phase 1 dose escalation trial in the United States and Australia for patients with various tumors with HER2 expression

•	ACE-Gastric-01: Phase 1 dose escalation trial in China for HER2-positive gastric cancer patients

Additionally, we plan to initiate multiple global potentially registrational and exploratory trials of ARX788 to expand indications and geographic reach, including:

•

ACE-Breast-03: Phase 2 single-arm global trial for HER2-positive metastatic breast cancer patients whose diseases have failed T-DM1, and/or T-DXd, and/or tucatinib-containing regimens, which we plan to initiate in the first half of 2021

•

ACE-Breast-04: Phase 3 global randomized controlled trial comparing ARX788 to T-DM1 for HER2-positive metastatic breast cancer patients whose diseases have failed trastuzumab and taxane, which we plan to initiate in the second half of 2021

Summary of ARX788 Preclinical Studies

ARX788 has shown promising anti-tumor activity in a wide range of preclinical cancer models that include high- and low-HER2-expressing breast cancers, ovarian cancer and gastric cancer. In preclinical models, ARX788 has demonstrated greater anti-tumor activity as a single agent compared to T-DM1 in HER2-positive cancers, as well as synergistic activity when combined with other cancer therapies. The key findings from our preclinical studies, which we believe support our decision to develop ARX788 as a single agent and in combination with standard of care therapies in clinical trials, are summarized below:

1.

Enhanced anti-tumor activity in preclinical studies as a single agent compared to T-DM1 in HER2-positive cancers, highlighting the potential to more effectively treat patients with T-DM1 resistant tumors.

2.

Encouraging single-agent anti-tumor activity in both high- and low-HER2-expressing cancer models, which may provide the basis for us to expand into HER2-low patients and more difficult-to-treat HER2-related diseases such as gastric and ovarian cancers.

3.

Enhanced anti-tumor activity when combined with an anti-PD-1 agent, highlighting the potential for increased efficacy in combination with other cancer therapies and the benefit of a potentially wider therapeutic index.

4.

Improved tolerability profile in preclinical studies when compared to a conventional cysteine-conjugated HER2 ADC, highlighting the potential of our platform to create engineered homogeneous antibodies (DAR of 2) with more stable payloads.

We have assessed ARX788 in several breast cancer models. JIMT-1 is a low-HER2 expressor in which T-DM1 showed no activity, while ARX788 completely inhibited tumor growth. As shown in the figure below, ARX788 demonstrated better tumor suppression than T-DM1 when used at the same dose in all three cancer models of HER2-high expression: HCC1954 breast cancer, SKOV-3 ovarian cancer, and NCI-N87 gastric cancer. Collectively, these data suggest heightened activity of ARX788 across a wider level of HER2 expression when compared to T-DM1. The figures below depict an approximate three-fold increase in single agent anti-tumor activity for ARX788 over T-DM1 in all three HER2-high xenograft models. Those data imply that ARX788 has the potential to treat a broad panel of HER2-high cancers such as breast, gastric and ovarian cancer, as well as HER2-low breast cancer.

Anti-tumor Activity of ARX788 in Xenograft Models of Different HER2-Expressing Cancers

In addition, ARX788 was tested in multiple breast cancer patient-derived xenograft (PDX) models. As shown in the figure below, a single dose of ARX788 at 1 mg/kg demonstrated robust anti-tumor activity in three of six HER2-high expression PDX models as measured by tumor growth inhibition (TGI). In HER2-low expression PDX models, ARX788 also demonstrated robust anti-tumor activity, confirming the results observed in the xenograft model studies.

Anti-tumor Activity of ARX788 in Breast Cancer PDX Models

ARX788 in HER2-High (BC046) and HER2-Low (BC239) PDX Breast Cancer Models

In addition to breast cancer, ARX788 was evaluated in 12 human gastric cancer PDX models. As shown in the table and figure below, potent anti-tumor activity was demonstrated in all HER2-high models and, importantly, robust anti-tumor activity was demonstrated with HER2-low patient samples as well.

Anti-tumor Activity of ARX788 in Gastric Cancer PDX Models.

Activity of ARX788 in HER2-High (STO306) and HER2-Low (STO179) PDX Gastric Cancer Models

ARX788 was also evaluated for its potential in combination with an anti-PD1 antibody, using the JMT-1 breast cancer model in mice inoculated with human peripheral blood mononuclear cells. In this study, we observed that a low dose of ARX788 had a moderate impact on inhibiting tumor growth and a 3 mg/kg dose of anti-PD1 had no effect, whereas the combination resulted in a sustained complete response beyond four weeks.

Activity of ARX788 and Anti-PD1 Single Agent and Combination in JMT-1 Breast Cancer Model

ARX788’s preclinical tolerability data potential improvement over the standard of care. Compared to a conventional cysteine-conjugated HER2 ADC, ARX788 had significantly lower overall toxicity, as indicated by mortality and body weight changes in rats.

Tolerability in Rats for ARX788 and a Conventional Cysteine-Conjugated ADC

In PK studies across multiple species, we observed ARX788 to be highly stable with overlapping PK profiles for the intact ADC and total antibody. Metabolism studies demonstrated that pAF-AS269 was the sole major metabolite of ARX788, with no evidence for the premature release of free drug often observed in conventional ADCs and responsible for off-target adverse side effects. ARX788 demonstrated a favorable safety profile in monkeys, with a highest non-severely toxic dose of 10 mg/kg, which was well above the active dose level observed in preclinical tumor models.

Collectively, we believe that these studies support the clinical development of ARX788 in multiple cancers with a broad range of HER2 expression from HER2-high to HER2-low.

ARX517 (PSMA ADC)

ARX517 is an anti-PSMA ADC that has received FDA IND clearance and we are currently in the process of commencing a Phase 1 clinical trial in patients with mCRPC and other solid tumors that over-express PSMA. PSMA is a clinically important biomarker of prostate cancer, particularly highly over-expressed in mCRPC. PSMA is also widely expressed in the neovasculature of other solid tumors (such as pancreatic, NSCLC and ovarian), making it an attractive target for ARX517.

Although recently approved therapies provide a survival benefit, not all patients respond, and in general those who do respond eventually develop resistance and experience disease progression. Therefore, there is still a strong and urgent need for new therapeutic modalities for mCRPC patients. Moreover, there is no therapy approved for PSMA-positive prostate cancer. A PSMA ADC would provide a different mechanism of action and could potentially offer benefits over existing therapies. However, early anti-PSMA ADC efforts often failed due to linker-payload instability leading to off-target toxicity issues. In order to address these issues, we have utilized our site-specific conjugation technology platform, similar to our approach with ARX788, to create a single optimized structure with our proprietary AS269 payload. Specifically, we have designed ARX517 to have enhanced payload stability, which may provide a wider therapeutic window, thereby resulting in greater therapeutic benefit and reduced toxicity concerns.

In preclinical studies of ARX517 in mCRPC, anti-tumor effects were demonstrated in multiple tumor cell lines and models, including prostate cancer models sensitive and resistant to anti-androgen treatments such as enzalutamide. These results supported our decision to advance ARX517 into a Phase 1 clinical trial.

Summary of ARX517 Clinical Development Strategy

We received FDA IND clearance for ARX517 in October 2020 for a Phase 1 clinical trial in mCRPC and other solid tumors with PSMA over-expression.

The combination of ARX517’s specificity for PSMA, potent preclinical anti-tumor activity, payload stability, and potential to target a broad range of PSMA-expressing tumors supports the clinical development of ARX517 in prostate cancer and other solid tumors.

The Phase 1 trial will be a multi-center, open-label, first-in-human dose escalation and dose expansion study. This trial, referred to as APEX-01, is designed to assess the safety, tolerability and PK profile, as well as the anti-tumor activity of ARX517 as a monotherapy and to identify the RP2D. The trial will enroll up to 76 patients with advanced solid tumors whose diseases have failed prior standard therapies and is expected to commence in the first half of 2021.

Summary of ARX517 Preclinical Studies

Our preclinical studies of ARX517 have shown potent anti-tumor activity in in vivo models. These studies included evaluating anti-tumor activity of ARX517 in both a prostate cancer cell line derived xenograft model and a patient sample derived PDX tumor model.

As shown in the figure below, in an enzalutamide-resistant PSMA-expressing C4-2 prostate cancer model, weekly dosing of ARX517 at 3 mg/kg resulted in potent tumor inhibition, while enzalutamide showed no significant activity.

In Vivo Activity of ARX517 in Enzalutamide-resistant C4-2 Prostate Cancer Xenograft Model

In an enzalutamide-sensitive prostate cancer PDX model (TM00298), ARX517 in combination with enzalutamide induced greater tumor inhibition than either of the single-agent arms, demonstrating a potential for combination therapy. All treatments were well tolerated, and mice experienced no weight loss in any treatment group.

In Vivo Activity of ARX517 in Prostate Cancer PDX Model

IND-enabling studies were conducted to evaluate potential toxicity risks prior to human studies and to estimate starting doses for clinical trials. Key IND-enabling studies included pharmacology, PK and toxicology assessments. The preclinical dosing route and frequency of administration paralleled proposed dosing in human clinical trials. The overall IND-enabling results supported the study of ARX517 in humans.

ARX305 (CD70 ADC)

ARX305, which is currently in IND-enabling studies, is an anti-CD70 ADC for the treatment of CD70 overexpressed cancers. CD70 is overexpressed in a broad range of solid and hematologic tumors such as RCC (renal cell carcinoma), nasopharyngeal cancers, multiple myeloma, non-Hodgkin’s lymphoma and AML (acute myeloid leukemia).

Our initial development focus for ARX305 is RCC. Approximately 200,000 patients globally are diagnosed with RCC each year with a 5-year survival rate of about 60%. We believe more than half of these patients have tumors that overexpress CD70 to a level that enables targeted therapy with ARX305. The five-year survival rate for advanced cases is approximately 20%. Current therapies have relatively low response rates in RCC and there are currently no approved therapies for RCC that target CD70 overexpression.

ARX305 was optimized from our exploratory development of anti-CD70 ADCs with different payloads. The final preclinical candidate of ARX305 employs the same cytotoxic ARX269 payload as used in our lead ADC program, ARX788. We have designed ARX305 to address issues observed with earlier generations of ADC technologies through enhanced mAb-payload stability, which may provide a wider therapeutic window, thereby resulting in greater therapeutic benefit and reduced toxicity compared to conventional ADCs generated using a random conjugation approach.

We believe that ARX305 has the potential to be administered at higher dose levels due to mAb-payload stability in plasma, enabling increased efficacy without increased toxicity compared to other anti-CD70 ADCs.

Summary of ARX305 Preclinical Studies

ARX305 has demonstrated robust anti-tumor activity in multiple RCC models. For RCC, ARX305 was evaluated in two xenograft tumor models: 786-O S3 and CaKi-1 cancer cells. Single- and multiple-dose regimens of ARX305 resulted in strong anti-tumor activity in the 786-O S3 RCC xenograft model, and outperformed sunitinib, the current standard of care for RCC. As shown in the figure below, a naked antibody had no anti-tumor effect in the 786-O S3 RCC model, while a single dose (on day 14, dotted line) of ARX305 at 1 or 3 mg/kg inhibited tumor growth in a dose-dependent manner.

Activity of Single Dose of ARX305 in 786-O S3 RCC Xenograft Model

We also tested ARX305 in combination with sunitinib in the 786-O S3 RCC xenograft model. As shown in the figure below, the combination of ARX305 and sunitinib as well as ARX305 alone demonstrated significantly better anti-tumor activity compared to both control and to sunitinib alone. Furthermore, the addition of sunitinib did not show any enhanced anti-tumor activity compared to ARX305 alone at the 1 mg/kg dose.

Activity of Multi-Dose of ARX305 in 786-O S3 RCC Xenograft Model

(ARX305, IV, Q5W; Sunitinib, PO, Q35D)

The potent anti-tumor activity of ARX305 was further demonstrated in another RCC xenograft model (CaKi-1). Again, dose-dependent tumor inhibition was observed in all three dose levels. Tumor regression was observed at 3 mg/kg ARX305.

Activity of Single Dose ARX305 in CaKi-1 RCC Xenograft Model

ARX305 has also demonstrated activity in other CD70-overexpressing malignancies such as multiple myeloma. We are currently conducting IND-enabling studies for ARX305, and we expect to submit an IND with the FDA by the end of 2021.

ARX822 (Anti-CD3-Folate Bispecific)

ARX822 is a novel Fab-small molecule bispecific that is in preclinical development for cancers in which folate receptors are overexpressed. Folate receptor overexpression is observed in a variety of solid tumors. For example, folate receptors are highly expressed in over 70% of ovarian cancers. Folate receptors are also highly expressed in cervical cancer and triple-negative breast cancer (TNBC). There were approximately 300,000 new ovarian cancer cases, 570,000 new cervical cancer cases and 117,000 new TNBC cases worldwide in 2018. We designed ARX822 to take advantage of our site-specific conjugation using SAAs, resulting in a bispecific with the following features that we do not believe could be accomplished with conventional bispecific designs:

•

A Fab region of an anti-CD3 mAb is chemically linked, via the two site-specifically incorporated SAAs (one of each on the heavy and the light chains), to two small molecule folic acid ligands. Each ligand is also linked to a PEG (Bifolate-BiPeg).

•	An anti-CD3 Fab arm can recruit T cells for tumor killing. Two folic acids can bind strongly and specifically to a folate alpha receptor which is overexpressed in multiple cancer types.

•	Two linker-PEGylation branches can extend the short in vivo half-life time associated with Fab.

While there are many ADC and non-ADC therapies in development to treat ovarian cancer, we believe ARX822 has the potential to achieve greater anti-tumor activity with greater safety margins by selectively targeting the overexpressed folate receptors on tumor cells and subsequently locally activating T cells to kill tumor cells.

Summary of ARX822 Preclinical Studies

The anti-tumor activity of ARX822-related variant compounds was evaluated in three in vivo xenograft tumor models: CAL51 TNBC, OV-90 ovarian cancer and KB cervical cancer. In the CAL51 TNBC cancer model (Q5D, IV), site-specific conjugation of the PEG moiety (Bifolate-BiPeg) significantly increased the anti-tumor activity over the un-PEGylated version (Bifolate) as shown in the figure below.

Activity of ARX822-Related CD3-Folate Bispecifics in CAL51 TNBC Model

In the OV-90 ovarian cancer model (Q5D, IV) shown in the figure below, site-specific conjugation of the PEG moiety again significantly increased the anti-tumor activity over the un-PEGylated version. Carboplatin exhibited no significant anti-tumor activity in this ovarian cancer model.

Activity of ARX822-Related CD3-Folate Bispecifics in OV-90 Carboplatin-Resistant Ovarian Cancer Model

In the third mouse model, as shown in the figure below, tumor growth was strongly inhibited with only two low doses at 0.025 mg/kg, (Q2W) of Bifolate-BiPeg (the ARX822 final preclinical candidate) in the KB cervical cancer model.

Activity of ARX822 Final Preclinical Candidate in KB Cervical Cancer Model

We are currently conducting IND-enabling studies for ARX822 and we expect to submit an IND to the FDA in the second half of 2022.

ARX102 (Smart IL-2)

ARX102 is an immuno-oncology IL-2 pathway agonist designed to stimulate the patient’s own immune system by targeting the ß and g receptors on the cytotoxic T cell (CD8+ effector T cells and NK cells) to kill cancer as a single agent or in combination with checkpoint inhibitors.

ARX102 leverages our EBP platform with the goal of addressing the shortcomings of marketed IL-2 therapies. IL-2 has been the focus of several drug development efforts, given its prominence within the human immune system. Approved monotherapies for late-stage melanoma and RCC are associated with potentially severe adverse effects such as vascular leak syndrome (VLS), which may limit their adoption. Most of the severe side effects are believed to be mediated by IL-2 binding to the α receptor, which is preferentially expressed in regulatory T cells (Tregs). The binding of IL-2 to the α receptor stimulates the expansion of Tregs, which leads to suppression of cytotoxic T cell anti-tumor activity. Because ß and g receptors are expressed highly in cytotoxic T cells, IL-2 activity can be engineered toward stimulating cytotoxic T cells preferentially by reducing the alpha receptor binding.

The clinical use of approved IL-2 therapies has also been limited by their extremely short half-life of minutes. Initial efforts to improve half-life focused on increasing stability to reduce dosing frequency. Unfortunately, conventional conjugation methods that improve stability also reduce activity and limit efficacy, safety and convenience.

Our smart IL-2 targeting molecule was created with the goal of achieving three significant improvements over conventional IL-2 based programs: (1) increased half-life, (2) reduction in unwanted binding to the alpha receptor, and (3) improved potency and functionality. We seek to accomplish this goal by using our site-specific SAA conjugation technology to tune out the alpha receptor binding of IL-2, and using PEGylation to extend half-life, potentially enabling dosing every few weeks. ARX102 is unique as it is produced in our mammalian system,

EuCODE. We believe our EuCODE technology enables glycosylation to provide full IL-2 functionality, which may not be achieved with other prokaryotic systems such as E.coli.

Summary of ARX102 Preclinical Studies

During the development of ARX102, we tested beta (ß) and alpha (α) binding potency of multiple smart IL-2 compounds in in vitro experiments.

We have engineered multiple versions of our modified IL-2 molecules that preferentially reduce α receptor binding. In the in vitro assays, we have identified multiple versions of our IL-2 designs that nearly completely blocked α receptor binding activity. The selected lead candidate, ARX102, was tested for anti-tumor activity in two syngeneic mouse cancer models: CT26 murine colorectal carcinoma and B16 melanoma. As shown in the figures below, ARX102 displayed robust anti-tumor activity with a single dose in the CT26 model.

Dose-response Activity of ARX102 in CT26 Tumor Model

In the same model, ARX102 stimulated a large amount of CD8+ T cell infiltration into the tumor tissue.

We are currently conducting IND-enabling studies for ARX102 and expect to submit an IND with the FDA in the second half of 2022.

Immune Stimulator Antibody Conjugate (ISAC) (TLR7/8 agonist)

Our third immuno-oncology program is evaluating immune stimulator antibody conjugates consisting of a toll-like receptor 7/8 (TLR7/8) agonist conjugated to an antibody to stimulate the immune system to generate antigen-specific cytotoxic T cells to treat cancer.

Antibody-mediated delivery of TLR7/8 may limit systemic toxicities previously seen with TLR agonists, while enhancing long-lasting anti-tumor immune response. While this targeting approach is like an ADC, the outcome is not. Instead of delivering a toxic warhead to kill the cancer cell, a TLR7/8 ISAC is designed to significantly boost the presentation of a predetermined cancer antigen to the immune system, targeting the cancer cell for destruction and turning an immunologically “cold” tumor “hot.”

The systemic delivery of TLR7/8 agonists as therapy has been limited by toxicity and requires a targeted approach that we believe can be readily addressed with EBP technology. We are advancing several targeted TLR7/8 ISAC constructs, with the first program having recently achieved preclinical proof of concept, including potent immune cell activation in a target-specific manner in various immune signaling assays and anti-tumor activity in animal models.

We have identified proprietary TLR7 agonists with low nM potency that can conjugate to the antibody to induce tumor target-specific killing in various immune-stimulating assays as shown in the figure below.

Anti-tumor Activities of the Antibody (TAA1), Payload TLR7/8 (Isotype-payload 1), Antibody + the Payload (TAA1-payload 1)

In particular, TAA1-payload 3 induced excellent activity resulting in all mice becoming tumor-free at a low dose (3 mg/kg). The payloads’ in vivo activity levels correlated well with their in vitro biological activities.

Improved Activity Achieved Through Payload Linker Optimization

Currently, we are in the process of selecting the final preclinical candidate for IND-enabling studies. We expect to nominate a clinical candidate in 2021.

Pegbelfermin (BMS-986036) (PEG-FGF21)

Pegbelfermin (BMS-986036) is a long lasting FGF21, a naturally occurring peptide in Phase 2 clinical trials for NASH. BMS licensed the global rights to BMS-986036 from us in 2011 when the program was completing IND-enabling studies. See “—Our Collaborations—License Agreement with BMS (PEG-FGF21).”

It is estimated that 1 to 3 million adults in the United States have NASH, a slow and life-threatening disease. While there is currently no approved therapeutic, global peak sales of therapeutics used to treat NASH are expected to exceed $20 billion by 2025. Combination therapy is likely, given the interest in combining anti-steatosis, anti-fibrosis and anti-inflammatory mechanisms of action.

In a Phase 2a clinical trial (NCT02413372), both daily (10 mg) and weekly (20 mg) subcutaneous injections of pegbelfermin for 16 weeks were generally well tolerated and significantly reduced hepatic fat fraction in patients with NASH. BMS-sponsored Phase 2b trials are ongoing with the aim of evaluating long-term benefits of pegbelfermin in patients with NASH and advanced fibrosis.

BMS-986259 (Next-gen Relaxin)

BMS-986259 is a next-generation version of Relaxin that is enabled with our technology and currently in Phase 1 clinical trials for AHF. BMS licensed global rights to BMS-986259 from us in 2011. See “—Our Collaborations—License Agreement with BMS (Relaxin).”

Relaxin, a peptide hormone, has been reported to reduce fibrosis in the multiple organs and to exert cardioprotective effects in preclinical studies. However, the therapeutic potential of Relaxin has been partially limited by its short half-life in humans. BMS-986259 has exhibited a prolonged half-life and therefore has the potential to enhance clinical benefit as a novel therapeutic for AHF.

Although there were approximately 2.8 million AHF hospitalizations across major markets in 2016, the therapeutic market for this indication was approximately $150.0 million given the lack of effective therapeutics. We believe the introduction of an effective therapeutic for this condition could expand the market significantly.

ASP-1235 (anti-FLT3 ADC)

ASP-1235 is an ADC that uses our technology to target FLT3 for the treatment of AML. ASP-1235 is currently being evaluated for combination therapy in the preclinical setting, having recently ended a Phase 1 trial as a single agent.

Astellas licensed global rights to ASP-1235 from us in 2013. See “—Our Collaborations—License Agreement with Astellas.”

There were approximately 72,000 total diagnosed cases of AML in 2019 that supported a therapeutic market of approximately $1.4 billion. The total number of diagnosed cases of AML is expected to increase to approximately 90,000 cases by 2029, supporting an expected $5.1 billion therapeutic market.

CCW702 (CD3-DUPA Bispecific)

Our fourth partnered program, CCW702, is currently in Phase 1 clinical trials for prostate cancer. CCW702 is a bispecific that uses a ligand (DUPA) to the prostate surface membrane antigen (PSMA) to target a CD3 binder to the surface of prostate cancer cells. Calibr, which subsequently merged with TSRI, licensed the global rights to develop CCW702, and subsequently licensed the program to AbbVie Inc. (AbbVie) in an option agreement. See “—Our Collaborations—License Agreements with TSRI and Calibr.”

There were 1.3 million new cases of prostate cancer with five-year survival rates of approximately 27% and 359,000 associated deaths worldwide in 2018. For men, prostate cancer is the second most frequent cancer and fifth leading cause of cancer death. The global market for prostate cancer therapies was estimated to be $9.3 billion in 2018 and is forecast to grow to $12.8 billion by 2028.

Our Collaborations

License Agreement with NovoCodex (ARX788)

In June 2013, we entered into a co-development and license agreement with ZMC, which was transferred from ZMC to NovoCodex in May 2019, pursuant to which we granted to NovoCodex an exclusive license to use certain of our patents and know-how to develop, manufacture and sell ARX788 and other HER2 ADC products covered by our intellectual property rights in the PRC. We have retained the rights to develop and commercialize ARX788 and other HER2 ADCs outside of the PRC. However, we have granted to NovoCodex a non-exclusive license for conducting activities in certain other mutually approved jurisdictions, including Australia, to support regulatory approval in the PRC. NovoCodex is responsible, at its sole expense, for making commercially reasonable efforts to develop, obtain regulatory approval for and commercialize the licensed products in China and fund the development of the product in Australia or other jurisdictions approved by Joint Steering Committee through Phase 1 clinical trials.

Under the agreement, we are entitled to receive tiered royalties in the low-teens range based on aggregate net sales of ARX788 in the PRC. We will be entitled to receive these royalties until the later of the expiration of the applicable patent rights or 20 years after the first commercial sale of the product in the PRC. In addition, we are obligated to pay NovoCodex royalties in a mid-single digit to low-teens percentage range of any sublicensing profit that we may receive outside of the PRC, depending on what phase of clinical development has been completed at the time of transfer, or a low single digit percentage range on any net sales that we or our successors may receive from sales of ARX788 outside of the PRC, if the market authorization of ARX788 is based on Phase 1 clinical data obtained during our collaboration with NovoCodex.

The agreement terminates upon the later of the expiration of the last-to-expire valid patent claim under the license or 20 years after the first commercial sale of a licensed product in the PRC. NovoCodex may terminate the agreement upon six months’ notice to us. Either we or NovoCodex may terminate the agreement upon the other’s material breach that remains uncured for 60 days after receipt of notice thereof or insolvency.

License Agreement with NovoCodex (ARX305)

In October 2019, we entered into a co-development and license agreement with NovoCodex, pursuant to which we granted to NovoCodex an exclusive license to develop, have developed, use, manufacture, have manufactured, sell, offer for sale and have sold ARX305 in the PRC.

Pursuant to the agreement, in consideration for the license, NovoCodex granted to us a worldwide, excluding the PRC, exclusive (even to NovoCodex), sub-licensable, royalty-free right and license, to develop, use and exploit any patent or know-how in connection with ARX305 that is developed by NovoCodex alone or jointly between us and NovoCodex. Similarly, NovoCodex granted to us a non-exclusive, sub-licensable, royalty-free right and license to develop, use, and exploit in the PRC any patent or know-how in connection with ARX305 that is developed by NovoCodex.

Upon entry into the agreement, NovoCodex paid us an up-front payment of $2.0 million. We are eligible to receive up to $4.0 million in clinical milestones and tiered royalties in the low-teens percentage range of aggregate net sales of ARX305 in China. In the event we transfer or license the Phase 1 clinical data to a third party, NovoCodex is entitled to royalties in a low single-digit to low-teens percentage range on aggregate net sales of ARX305 outside of China, payable by us.

The agreement terminates upon the later of either the expiration of the last-to-expire valid claim of our existing patent rights that would be infringed by the manufacture, license, use or sale of ARX305 or twenty years from the first commercial sale of ARX305. NovoCodex may terminate the agreement upon six months’ prior written notice. Either party may terminate the agreement upon a material breach by the other party. If NovoCodex terminates the agreement at will or we terminate the agreement due to a material breach by NovoCodex, the exclusive license granted to NovoCodex by us will revert to us and we would have the right to develop, use, manufacture and sell ARX305 in the PRC. Upon NovoCodex’s termination of the agreement upon six months’ notice to us, the exclusive license granted to NovoCodex by us will revert to us.

License Agreement with BMS (PEG-FGF21)

In September 2011, we entered into a collaboration and license agreement (the BMS FGF21 Agreement) with BMS, pursuant to which we granted to BMS exclusive worldwide licenses to our patents and technology related to pharmaceutical products that contain a naturally occurring human FGF21 molecule with one or more SAAs incorporated using our ReCODE platform, including any conjugate thereof, and including any polyethylene glycol polymer (PEG) conjugate. We retained a non-exclusive, non-sublicensable, royalty-free license under our technology to conduct research. Under the BMS FGF21 Agreement, we granted to BMS exclusive, worldwide licenses to develop and commercialize Pegbelfermin (BMS-986036), a product candidate from our internal pipeline that we had discovered and advanced into IND-enabling studies and that is now in Phase 1 and 2a clinical trials for the treatment of metabolic disorders, such as NASH and diabetes. BMS retains the sole right to develop, obtain regulatory approval and commercialize the product under the terms of the agreement and must provide us with a written commercialization report at the end of any year in which the product receives regulatory approval.

Pursuant to the BMS FGF21 Agreement, we received an upfront payment of $18.9 million. We have the potential to receive additional payments upon the first achievement by BMS of specified clinical and regulatory milestones totaling up to $240.0 million in the aggregate for Pegbelfermin (BMS-986036), and up to $198.8 million in the aggregate for any subsequent products covered by our intellectual property. In addition, we have the potential to receive payments totaling up to $150.0 million in the aggregate upon achievement by BMS of specified sales milestones for the covered products. We are also eligible to receive research and development funding. Furthermore, we are entitled to receive tiered royalties on a product-by-product basis ranging from the high single-digit to the low-double-digit percentage range of aggregate worldwide net sales of each product. We are entitled to receive tiered royalties on a country-by-country basis until the later of the expiration of the last to expire valid claim of the licensed patents in the country or ten years after the first commercial sale of such licensed product in the country.

The BMS FGF21 Agreement will terminate on the expiration of the last to expire royalty term. We may terminate the BMS FGF21 Agreement on a market-by-market basis if BMS fails to use commercially reasonable efforts to develop licensed products and fails to cure such breach within six months after receiving written notice of our intent to terminate, or in its entirety if BMS fails to use good faith commercially reasonable efforts to perform its research obligations and fails to cure the breach within three months after receiving written notice of our intent to terminate. BMS may terminate the BMS FGF21 Agreement, as a whole or on a country-by-country and/or product-by-product basis, by providing us with three months prior written notice if regulatory approval has not been obtained in the United States or EU or six months prior written notice if regulatory approval has been obtained in the United States or EU. BMS may also terminate for safety reasons upon written notice to us. Either party may terminate the BMS FGF21 Agreement upon a material breach by the other party that is not cured within 90 days after receiving written notice of the breach or upon written notice in the event of the other party’s insolvency.

License Agreement with BMS (Next-gen Relaxin)

In September 2011, we entered into a collaboration and license agreement (the BMS Relaxin Agreement) with BMS, pursuant to which we granted to BMS exclusive worldwide licenses to our patents and technology related to pharmaceutical products that contain a naturally occurring human Relaxin molecule with one or more

SAAs incorporated using our ReCODE Technology, including any conjugate thereof, and including any PEG conjugate. We retained a non-exclusive, non-sublicensable, royalty-free license under our technology to conduct research. Under the BMS Relaxin Agreement, we granted to BMS exclusive, worldwide licenses to develop and commercialize BMS-986259, a next-generation version of Relaxin enabled with our SAA technology, which is in an on-going Phase 1 clinical trial for the treatment of acute heart failure (AHF). BMS retains the sole right to develop, obtain regulatory approval and commercialize the product under the terms of the agreement and must provide us with a written commercialization report at the end of any year in which a product receives regulatory approval.

Pursuant to the BMS Relaxin Agreement, we received an upfront payment of $5.0 million. We have the potential to receive additional payments upon the first achievement by BMS of specified clinical and regulatory milestones totaling up to $108.5 million in the aggregate for BMS-986259, and up to $56.0 million in the aggregate for any subsequent products covered by our intellectual property. In addition, we are eligible to receive research and development funding. We are also entitled to receive tiered royalties on a product-by-product basis in the mid-single digit percentage range of aggregate worldwide net sales of each product. We are entitled to receive tiered royalties on a country-by-country basis until the later of the expiration of the last to expire valid claim of the licensed patents in the country or ten years after the first commercial sale of the licensed product in the country.

The BMS Relaxin Agreement will terminate on the expiration of the last to expire royalty term. We may terminate the BMS Relaxin Agreement on a market-by-market basis if BMS fails to use commercially reasonable efforts to develop licensed products and fails to cure such breach within six months after receiving written notice of our intent to terminate, or in its entirety if BMS fails to use good faith commercially reasonable efforts to perform its research obligations and fails to cure the breach within six months after receiving written notice of our intent to terminate. BMS may terminate the BMS Relaxin Agreement, as a whole or on a country-by-country and/or product-by-product basis, by providing us with three months’ prior written notice if regulatory approval has not been obtained in the United States or EU or six months’ prior written notice if regulatory approval has been obtained in the United States or EU. BMS may also terminate for safety reasons upon written notice to us. Either party may terminate the BMS Relaxin Agreement upon a material breach by the other party that is not cured within 90 days after receiving written notice of the breach or upon written notice in the event of the other party’s insolvency.

License Agreement with Agensys

In April 2013, we entered into a research collaboration and exclusive license agreement with Agensys, Inc. (Agensys), a wholly-owned subsidiary of Astellas Inc., pursuant to which we granted Agensys an exclusive, worldwide license to utilize certain of our platform technologies, patent rights and know-how, including our EuCODE and ReCODE technology, to discover and develop ADCs to certain targets for the treatment of cancer in humans. Our and Agensys’ work under the collaboration led to the development of ASP-1235.

We and Agensys are each responsible for using commercially reasonable efforts to develop licensed products under a development plan. We are solely responsible for manufacturing research quantities of licensed compounds and utilizing certain of our technologies involved in the design, creation, modification and/or generation of licensed compounds. Agensys has the sole right to research, develop, manufacture, register and commercialize compounds and products derived under the agreement. Agensys is obligated to use commercially reasonable efforts to develop and commercialize at least one product for the treatment of cancer in each major market country, consisting of the United States, Japan, the United Kingdom, France, Germany, Italy and Spain. The research term ended in April 2017. We have no continuing development or support obligations.

In 2013, we received an upfront payment of $15.0 million under the agreement. We are also eligible to receive up to an additional $92.5 million in research, clinical, regulatory, commercial and sales milestones, with $22.0 million of this amount eligible to be earned prior to product approval. Additionally, we are entitled to receive tiered royalties in the high single-digit percentage range of aggregate worldwide net sales of ASP-1235.

The agreement will remain in effect, on a product-by-product and country-by-country basis, until Agensys’ royalty obligations end with respect to the product in the country. Agensys may terminate the agreement, in its entirety or on a target-by-target and/or country-by-country basis, upon 90 days’ notice. We or Agensys may terminate the agreement for cause, in its entirety or on a product-by-product and country-by-country basis, including for the other party’s material breach that remains uncured for 90 days after receipt of notice, or upon certain bankruptcy or insolvency proceedings. We may terminate the agreement for cause in the event that Agensys or any of its affiliates challenge the validity, scope or enforceability of the licensed patent rights, while Agensys may terminate the agreement upon our change of control.

License Agreement with Sino Biopharmaceutical

In January 2020, we entered into a co-development and license agreement with Sino Biopharmaceutical Co., Ltd. (Sino Biopharma) pursuant to which we (i) assigned to Sino Biopharma existing and future patent rights in the PRC (inclusive of Hong Kong, Macau and Taiwan) to ARX822 and ARX102 and (ii) granted an exclusive right and license in PRC (inclusive of Hong Kong, Macau and Taiwan) to develop and manufacture ARX822 and ARX102. Sino Biopharma is solely responsible, at its own expense, for marketing, selling, offering for sale, distributing, promoting and otherwise commercializing the products in the PRC (inclusive of Hong Kong, Macau and Taiwan). Sino Biopharma shall use commercially reasonable efforts to obtain regulatory approval for and commercialize each product.

Pursuant to the agreement, Sino Biopharma paid us an upfront fee of $10.0 million. We are also eligible to receive, on a product-by-product basis, up to an aggregate of $5.0 million upon the first achievement of certain clinical and regulatory milestones. Sino Biopharma is also obligated to pay us tiered royalties, on a product-by-product basis, in the mid-single-digit to low-teens percentage range of annual net sales of the licensed products. With respect to each licensed product, our right to a royalty will terminate 12 years after the first commercial sale of such licensed product in the PRC (inclusive of Hong Kong, Macau and Taiwan).

The agreement will terminate upon the expiration of the royalty term of all licensed products. Sino Biopharma may terminate the agreement upon six months’ prior written notice to us. Either party may terminate upon a material breach by the other party that remains uncured for 60 days after receipt of notice thereof, the other party’s failure to use commercially reasonable efforts to perform its obligations under the agreement or upon the other party’s bankruptcy or insolvency.

License Agreement with Regents of the University of California

In December 2009, we entered into an exclusive license agreement with The Regents of the University of California (The Regents), pursuant to which we were granted an exclusive license to a patent portfolio containing five issued U.S. patents, one pending U.S. patent application and 12 foreign patents and patent applications owned by The Regents that cover the inventions of copper-free click chemistries. The Regents also granted us the right to sublicense the patent portfolio to our affiliates. We are obligated to pay to The Regents a low-single-digit percentage range of any up-front cash or consideration received for the sublicensed rights in addition to any royalties.

In consideration for the license rights, we paid an upfront fee of $0.2 million to The Regents and are obligated to pay an annual license maintenance fee of $20,000 unless we are paying royalties to The Regents. We are required to pay The Regents, on a product-by-product basis, up to an aggregate of $2.4 million upon the first achievement of certain clinical and regulatory milestones for any licensed product.

We will owe royalties to The Regents in the amount of a low-single-digit percentage range of net sales of licensed products. Additionally, we will owe payments in the low seven figures in the aggregate to The Regents upon the achievement of certain milestones set forth in the agreement.

We may terminate the agreement at any time, in whole or in part, upon 90 days prior notice. The Regents may terminate the agreement upon breach by us which is not cured within 60 days of receipt of notice of such breach. Unless otherwise terminated by us or The Regents, the agreement will terminate upon the expiration of the last to expire patent or abandonment of the last to be abandoned patent application licensed under the agreement.

License Agreement with BeiGene

In March 2019, we entered into a collaboration and exclusive license agreement with BeiGene, Ltd. (BeiGene), pursuant to which we granted to BeiGene a worldwide exclusive license, with the right to sublicense, make, use, sell, research, develop, commercialize, manufacture or otherwise exploit all compounds and products discovered under any research program conducted under the agreement directed towards a gene product or other target antigen, capable of being bound by an antibody or protein or by a payload conjugated to an antibody that (i) meets the accepted criteria for a pre-clinical candidate of such research program or (ii) that BeiGene selects for inclusion in a GLP toxicology study, in any indication and uses, including the diagnosis, prevention and treatment in human diseases and conditions. The collaboration focuses on projects related to leveraging our site-specific modification of proteins and our incorporation of non-natural amino acids into proteins (our EuCODE and ReCODE platform) with BeiGene’s expertise in innovative molecularly-targeted and immuno-oncology drugs for the treatment of cancer to produce next-generation biologics drugs. BeiGene may propose up to three new research programs over the course of the agreement. BeiGene is responsible for using commercially reasonable efforts to develop and commercialize at least one product under a research program. BeiGene has the sole right and responsibility for the pre-clinical and clinical development of any biologic drug developed under a research program.

In consideration for our license to BeiGene, we received an up-front payment of $10.0 million and are eligible to receive a fee for each new research program approved by the joint research committee (JRC) (up to three fees for new research programs) and a fee for each research program approved by the JRC that replaces the initial research program (up to two fees for replacement programs). We are also eligible to receive, on a product-by-product basis, up to an aggregate of $81.5 million upon the first achievement of certain clinical and regulatory milestones for any licensed product. Additionally, we are eligible to receive milestone payments on net sales of products developed in the research programs, the amounts of these milestone payments not to exceed in the aggregate $30.0 million per program. Lastly, we will be eligible to receive royalties on a product-by-product and country-by-country basis in the mid-single-digit to the low-double-digit percentage range, depending on the net sales of each product. The royalty obligations continue on a country-by-country and product-by-product basis until the later of ten years after the first sale of the product in the country or the expiration in the country of the last valid claim of a patent under the license (Royalty Term).

Unless earlier terminated, the agreement shall continue on a program-by-program, compound-by-compound, product-by-product and country-by-country basis at the end of the applicable Royalty Term with respect to the product in the country. Either party may terminate the agreement in its entirety or on a product-by-product or country-by-country basis upon the uncured material breach of the other party or upon the insolvency of the other party. BeiGene may terminate the agreement as a whole or on a program-by-program, compound-by-compound, product-by-product and country-by-country basis upon three months’ prior notice. BeiGene may also terminate the agreement as a whole or on a program-by-program, compound-by-compound, or product-by-product basis upon its determination in good faith that the risk of a certain program, compound or product outweighs the benefits. We have the right to terminate the agreement on a program-by-program basis if BeiGene fails to meet its obligation to use commercially reasonable efforts with respect to the program or if BeiGene fails to conduct any development or commercialization activities with respect to the program for a specified period of time.

If BeiGene terminates the agreement at will or we terminate the agreement due to an uncured material breach by BeiGene or BeiGene’s failure to use commercially reasonable efforts, we are entitled to an exclusive, worldwide, irrevocable, perpetual reversion license to any intellectual property used by BeiGene to develop and commercialize the applicable product(s).

License Agreements with TSRI and Calibr

In August 2003, we entered into a license agreement (as amended, the TSRI Agreement) with TSRI, pursuant to which TSRI granted us an exclusive, sublicensable, worldwide license for the use, sale, and importation of certain products, processes, services, biological materials and technology arising out of designated patent rights related to the in vivo incorporation of amino acids, protein arrays and glycoprotein synthesis, among others. Through this exclusive license, we currently have exclusive rights to 28 issued U.S. patents, 138 issued foreign patents, and one pending patent application relating to methods and reagents for making proteins containing non-natively encoded amino acids. Any patent within this portfolio that has been issued or may issue in the future will expire between 2022 and 2026. We and TSRI are entitled to a share of any future licensing income generated from this program. We are required to provide TSRI with written annual reports on our product development progress or efforts to commercialize product candidates derived from the licensed rights. We are obligated to use commercially reasonable efforts to commercialize products under the TSRI agreement.

In addition, we have agreed to pay TSRI royalties on net sales of licensed products, processes and services on a country-by-country basis. These royalties are in the low-single-digit percentage range of annual net sales. We are also obligated to pay to TSRI earned royalties on sublicensing revenues, on a country-by-country basis, in the mid-single-digit percentages. All royalty obligations are subject to adjustment for combination products.

The TSRI Agreement terminates upon the expiration of our royalty obligations to TSRI. Our royalty obligations terminate on a country-by-country basis for licensed products, processes and services upon the expiration of the last to expire of a valid claim within the applicable patent rights that cover the product, process, or service, or, if no such patent rights exist but such product, process, or service utilizes or incorporates a licensed biological material, then our royalty obligations terminate 15 years after the date of the first commercial sale of the licensed product, process or service. Our royalty obligations for licensed biological materials terminate 15 years after the date of the first commercial sale. We can terminate the TSRI Agreement upon 90 days’ written notice to TSRI. TSRI may terminate the TSRI Agreement for certain enumerated breaches of our obligations that are not cured within a specified period after receiving written notice.

In August 2013, we entered into a collaborative license agreement (as amended, the Calibr Agreement) with the California Institute for Biomedical Research (Calibr) which later merged with TSRI, pursuant to which we granted Calibr a non-exclusive research license to certain of our patents, know-how and materials, and Calibr granted us a perpetual, irrevocable, worldwide, non-exclusive license, for internal research purposes only, to certain inventions, patents and technology controlled by Calibr and associated with a research plan approved by a joint steering committee. In addition, Calibr granted us an exclusive option to acquire a perpetual, irrevocable, worldwide license to certain potential inventions, patents and other intellectual property associated with a research plan approved by a joint steering committee. The collaboration focuses on projects related to novel molecular targets, polypeptide conjugates and enabling technologies.

Pursuant to the Calibr Agreement, Calibr secured a license to CCW702, a bispecific targeting prostate cancer cells. Calibr licensed the global rights to develop CCW702, and subsequently licensed the program to AbbVie in an option agreement. We are eligible to receive a portion of any sublicensing income that Calibr may receive from licensing the product candidate.

The Calibr Agreement terminates upon the expiration of the last payment obligations under the agreement. Either party may terminate the Calibr Agreement for any payment default or other material breach by the other party, in each case, that is not cured within 60 days after receiving written notice. Calibr may terminate the agreement upon specified change of control events with respect to us.

License Agreement with Elanco

In January 2007, we entered into a collaborative research, license, and commercialization agreement with Eli Lilly’s Elanco Animal Health division to discover, develop, and commercialize certain protein-based therapeutic product candidates enabled with our technology in the animal health field. Elanco was granted a non-exclusive worldwide license in the animal health field and until March 2017 we performed certain research and development activities under a research plan. Under the collaboration, Elanco previously marketed Imrestor™ for clinical mastitis in dairy cows and the product is currently being repurposed for additional indications. We have received certain upfront and milestone payments under the agreement and are eligible to receive tiered royalties, with percentages ranging from the low- to mid-single digits, based on cumulative net sales of any marketed products.

Our History, Team and Investors

We were founded in 2003 based on technology and intellectual property licensed from The Scripps Research Institute relating to the incorporation of synthetic amino acids into protein in living cells including the E.coli expression system. Through improving the E. coli system, we established our ReCODE platform that can express small and simple proteins that do not require post-translational modification. In subsequent years, we developed our proprietary EuCODE platform, a mammalian expression system for larger and more complex proteins like monoclonal antibodies that require, or benefit from, post-translational modifications and processing in a cellular context. Today, we are focused on advancing our proprietary oncology-focused pipeline through clinical development.

We are led by a team of pioneers and experts in the incorporation of SAAs using an expanded genetic code, protein engineering, clinical development and company building. Dr. Feng Tian, our Chairman, President and Chief Executive Officer, has played a crucial role in inventing and optimizing our platform and technologies. Gary Yeung, M.B.A., C.F.A., our Chief Financial Officer and Chief Operating Officer, has over 20 years of biopharmaceutical industry experience with finance, operations, and drug development expertise. Joy Yan, M.D., Ph.D., our Chief Medical Officer, is an oncology physician-scientist and executive with extensive experience in both early and late clinical development. Simon Allen, B.Sc., M.B.A., our Chief Business Officer, has held executive positions at several biotechnology and pharmaceutical companies over the last 25 years.

Our team is further supported by a group of investors who share our mission to develop EPBs to treat a broad range of diseases and disorders, with an initial focus on cancer. In November 2020, we successfully completed a $200.0 million private financing with participation from several U.S. healthcare dedicated funds, including Fidelity Management & Research Company LLC, funds and accounts managed by BlackRock, Cormorant Asset Management, HBM Healthcare Investments, Invus, Adage Capital Partners and Suvretta Capital Management.

Our Team and Investors

We are led by a team of pioneers and experts in an expanded genetic code, SAAs, protein engineering, clinical development, and company building. Dr. Feng Tian, our Chairman, President and Chief Executive Officer has played a crucial role in inventing and optimizing our platform and technologies. Dr. Tian has been the inventor of more than 200 patents. Dr. Tian has spent 16 years with Ambrx, rising through the scientific ranks as a scientist and Chief Scientific Officer before becoming our CEO in 2018. In addition to being a recognized expert in the field, Dr. Tian also has a deep understanding of all aspects of our organization. Dr. Tian was instrumental in our strategic business transaction in 2015 and orchestrated our $200.0 million private financing in November 2020.

Gary Yeung, M.B.A., C.F.A., our Chief Financial Officer and Chief Operating Officer, has over 20 years of biopharmaceutical industry experience with finance, operations, and drug development expertise. He has helped build multiple successful biotech companies, including raising $300 million at Erasca as its Chief Financing and Operating Officer. He also spent over 12 years at Genentech/Roche, building multiple organizations to support the development and commercialization of multiple products, including Genentech’s HER2 franchise consisting of Herceptin, Kadcyla and Perjeta and its bispecific portfolio. Mr. Yeung also served as a strategy consultant with McKinsey & Company and operational leader with General Electric.

Joy Yan, M.D., Ph.D., our Chief Medical Officer, is an oncology physician-scientist and executive with extensive experience in early and late clinical development. She has led the successful development of multiple oncology products from strategic planning through global submissions and approvals, including the FDA Pilot Programs (RTOR, Project ORBIS, AAid) at BMS and different NMEs/MOAs across many tumor types at Janssen and Bayer. At Ambrx, she quickly built the clinical development plans and a high performing cross-functional drug development team, and swiftly advanced the clinical programs.

Simon Allen, B.Sc., M.B.A., our Chief Business Officer, has held executive positions at several biotechnology and pharmaceutical companies over the last 25 years, having begun his career in the research group of Gilead Sciences. Mr. Allen has identified and closed multiple partnerships and strategic exits between biotechnology and pharmaceutical companies, demonstrating a track record of generating value by matching technologies and products with strategic partners. Mr. Allen leads our partnering efforts at the company, having generated over $200.0 million in non-dilutive payments for our company to date.

Competition

The biotechnology and pharmaceutical industries are highly competitive and dynamic, characterized by continuing and rapid technological advancement. Our technology platforms, product candidates, know-how, experience and scientific resources will face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products. The level of generic competition and the availability of reimbursement from the government and other third-party payers will also significantly impact the pricing and competitiveness of our products. Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory body approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated.

We compete with other companies working to develop immunotherapies and targeted therapies for the treatment of cancer including divisions of large pharmaceutical and biotechnology companies of various sizes. These companies are developing therapies of many different modalities including small molecules, monoclonal antibodies, ADCs, bispecific antibodies and cell therapies. Many of the companies against which we may compete have significantly greater financial resources and expertise than we do in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing approved products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

If ARX788, our most advanced candidate, is approved, it will compete with a range of existing cancer therapies, including two currently marketed ADCs targeting HER2-positive cancers, Kadcyla® (ado-trastuzumab emtansine) and Enhurtu® (fam-trastuzumab deruxtecan-nxki). Additionally, there are multiple clinical and preclinical programs, including biologics and small molecules, in development for HER2-positive cancers. Without the results from clinical trials, it is difficult to assess whether our product candidates will have the appropriate therapeutic index to provide a meaningful therapy for these various cancers and the extent to which they can successfully compete against current and future standard of care therapies. With respect to our other indications, the clinical development pipeline includes many programs at various stages of development and this competitive landscape will continue to evolve as we advance our programs through clinical trials.

Further, there are many companies pursuing a variety of approaches to protein conjugations and modifications. Multiple companies, including larger and more-established companies, are pursuing traditional approaches that rely upon natural amino acids, usually a cysteine or lysine, as a conjugation site. Another approach looks to modify the sugar residues of naturally occurring amino acids. Our approach is to encode a non-natural amino acid at optimized positions within the proteins, and Sutro Biopharma, Inc., Synthorx Inc. and other early stage companies also use this approach. Other companies using antibody-drug conjugates to target innate immune receptors include Actym Therapeutics, Mersana and Takeda Pharmaceuticals. Immunotherapy and validated pathway approaches are further being pursued by many smaller biotechnology companies as well as larger pharmaceutical companies. We also face competition from validated pathway therapy treatments offered by companies such as AstraZeneca, Byondis, Daiichi Sankyo, Genentech, MacroGenics, Pieris, Puma, Seattle Genetics, Spectrum Pharmaceuticals and Zymeworks. We also face competition from companies that continue to invest in innovation in the antibody-drug conjugate field, including but not limited to AbbVie, ADC Therapeutics, Astellas, BioAtla, Celldex, CytomX, Eli Lilly and Company, GlaxoSmithKline, Genmab, ImmunoGen, Immunomedics, Millennium Pharmaceuticals, MorphoSys AG, Novartis, Pfizer, Sanofi, Seattle Genetics, Sutro Biopharma and VelosBio. There are various factors that differentiate us from these competitors such as our bacterial systems, but without the results from our clinical trials, it is difficult to assess whether our approach provides potential safety and efficacy benefits versus other approaches.

Manufacturing

We do not own or operate nor currently have plans to establish any manufacturing facilities. We rely on, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacturing if any of our product candidates obtain marketing approval. We also rely on, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as our commercial products if marketing approval is obtained. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel, while also enabling us to focus our expertise and resources on the development of our product candidates.

We utilize both mammalian (EuCODE) and bacterial (ReCODE) expression platforms employing standard manufacturing equipment and facilities. We have analytical and process development capabilities and can manufacture non-cGMP material in our own facility. We generally perform cell line, analytical and process development for our product candidates internally and manufacture the drug necessary to conduct non-GLP preclinical studies of our investigational product candidates. We occasionally outsource the production of research and development material. We do not have, and we do not currently plan to, acquire or develop the facilities or capabilities to manufacture bulk drug substance or filled drug product for use in human clinical trials. We rely on third-party manufacturers to produce the bulk drug substances required for our clinical trials and expect to continue to rely on third parties to manufacture and test clinical trial drug supplies for the foreseeable future. With a partner, we have successfully scaled bacterial fermentation of a ReCODE product to the commercial-scale of 50,000 liters in 2014, and we scaled our EuCODE platform to 2,000 liters in 2015. We also contract with additional third parties for the filling, labeling, packaging, testing, storage and distribution of our investigational drug products. We employ personnel with the significant scientific, technical, production, quality and project management experience required to oversee our network of third-party suppliers and to manage manufacturing, quality data and information for regulatory compliance purposes.

Our contract suppliers manufacture drug substance and drug product for clinical trial use in compliance with cGMP and applicable local regulations. cGMP regulations include requirements relating to the organization of personnel, buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged product. The manufacturing facilities for our products must meet cGMP requirements and FDA satisfaction before any product is approved. We ensure cGMP compliance of our suppliers through regular quality inspections performed by our Quality Assurance group. Our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products, to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material adverse impact on the availability of our products. In addition, contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Commercialization

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have no sales, marketing or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, and the size of the commercial infrastructure and manufacturing needs may all influence or alter our commercialization plans.

Intellectual Property

We strive to protect our product candidates and our technology platforms through a variety of methods. In regards to our product candidates, we seek and maintain patents intended to cover our products and compositions, their methods of use for treating diseases, the processes for their manufacture, and, as our product candidates proceed through clinical studies, the innovations that arise from these efforts. As a result, we constantly seek to obtain domestic and international patent protection and endeavor to promptly file patent applications for new commercially valuable inventions to expand our intellectual property portfolio. In addition, we have entered into exclusive license agreements with various academic and research institutions to obtain certain rights that permit us to develop and commercialize our product candidates. Finally, we also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position with our technology platform.

More specifically, we first seek patent protection for our product candidates with claims that are directed to the novel ADCs and IOCs that have incorporated our non-natural amino acids as well as claims directed to the use of these novel ADCs and IOCs for the treatment of diseases. We also seek patent protection on the novel methods we use to make and manufacture these novel ADCs and IOCs. As our novel ADCs and IOCs proceed through pre-clinical and clinical development, we constantly strive to identify new innovations, and, as appropriate, file for additional patent protection.

In regards to our technology platforms, we rely on a combination of patent protection and trade secret protection. Initially, we primarily relied on patent protection for the platform innovations that were developed at TSRI, and then in-licensed to Ambrx, as well as on patent protection for the platform innovations developed at Ambrx. Subsequently, we have primarily relied on protecting the substantial know-how that has arisen from more than 15 years of manufacturing and process development at Ambrx as a trade secret. However, if appropriate, we will continue to seek opportunities to protect our technology platform with patent protection.

We believe that we have a significant global intellectual property position and substantial know-how relating to our product candidate and the incorporation of non-natively encoded amino acids into proteins. Our intellectual property estate currently contains over 60 issued U.S. patents and 40 pending U.S. patent applications that we own. In addition, we have exclusively licensed certain patent rights from TSRI, including 28 issued U.S. patents and 138 foreign patent applications. Collectively, these patent rights relate to various aspects of our product candidates, proprietary reagents and linkage chemistries, and our technology platforms. We have also registered the AMBRX (Stylized) trademark in the United States, and we own two additional pending U.S. trademark applications for the word AMBRX covering a variety of goods and services we currently offer and intend to offer in the future.

We continually assess and refine our intellectual property strategy as we develop new product candidates and platform technologies. To that end, we are prepared to file additional patent and trademark applications if our intellectual property strategy requires such filings or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent and trademark applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop.

In addition to filing and prosecuting patent applications in the United States, we also file patent applications pursuant to the Patent Cooperation Treaty (PCT) in additional countries where we believe such foreign filing is likely to be beneficial, including Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, Mexico, Singapore, and South Korea. We also intend file trademark applications in additional countries pursuant to the Paris Convention claiming priority from our U.S. trademark applications where they are likely to be beneficial, and we also intend to file applications for trademark registrations in connection with our product candidates in various jurisdictions, including the United States.

Intellectual Property Relating to Our HER2 (ARX788) Product Candidate

With regard to our HER2 ADC product candidate, we solely own one issued U.S. patent and tqo pending U.S. patent applications and have 26 issued patents and 13 pending patent applications in various countries, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These applications relate to the composition of matter and methods for making HER2 ADC that provide patent protection until around 2033 in the U.S. and 2032 in other countries, excluding any available extension of the patent term.

Intellectual Property Relating to Our PSMA (ARX517) Product Candidate

With regard to our PSMA ADC product candidate, we solely own one U.S. issued patent and one pending U.S. patent application and have 25 issued patents and nine patent applications pending in various countries and regions, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These applications relate to the composition of matter and methods for making PSMA ADC. Any patents issued from these applications will expire around 2033, excluding any available extension of the patent term.

We also have a solely owned second application protecting our PSMA ADC product candidate that currently includes one pending U.S. patent application and 12 patent applications pending in various countries, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico, and South Korea. Any patents issued from these applications will expire around 2039, excluding any available extension of the patent term.

Intellectual Property Relating to Our CD70 Product Candidate

With regard to our CD70 ADC product candidate, we own one issued U.S. patent and one pending U.S. patent application and have 18 issued patents and nine patent applications pending in various countries and regions, including Australia, Canada, China, Europe, India, Israel, Japan, Mexico and South Korea. These applications relate to the composition of matter and methods for making CD70 ADC. Any patents issued from these applications will expire around 2033, excluding any available extension of the patent term.

Intellectual Property Relating to Our IL-2 Product Candidate

Regarding our IL-2 I/O product candidate, we own one pending PCT patent application that will be entered into national and regional PCT contracting states. This application relates to the composition of matter, including PEGylated IL-2 compositions, formulations, methods of manufacturing, and methods of treating diseases, including cancers. China rights to the product candidate are currently controlled by our partner SBP. Any patents issued from this application are expected to expire around 2039; however, a patent term extension may be available.

Intellectual Property Relating to Our TLR Agonists Product Candidate

With regards to our TLR7/8 agonist product candidate, we solely own one pending PCT patent application that will be entered into national and regional PCT contracting states. This application relates to the composition of matter of our immune-stimulator antibody conjugates (ISACs), formulations, methods of manufacturing, and methods of treating diseases, including cancers. Any patents issued from this application are expected to expire around 2040; however, a patent term extension may be available.

Intellectual Property Relating to Our CD3Fab-Folate (bispecific) Product Candidate

With regards to our CD3-Folate bispecific product candidate, we own one pending PCT patent application, which will be entered into national and regional PCT contracting states. This application relates to the composition of matter, formulations, methods of manufacturing, and methods of treating diseases, including cancers. China rights to the product candidate are currently out-licensed to our partner SBP. Any patents issued from this application are expected to expire around 2039; however, a patent term extension may be available.

Intellectual Property Relating to Our EuCODE and ReCODE Platforms

We own 12 families of U.S. and foreign patents and patent applications covering our EuCODE and ReCODE platforms. These families include 25 issued U.S. patents relating to key components of our EuCODE and ReCODE platforms and methods of manufacturing the polypeptides that contain a non-natively encoded amino acid. Our patent applications contain claims covering orthogonal tRNA synthetases (RSs); orthogonal tRNA’s; cells that contain the orthogonal RS and tRNA; and methods for manufacturing polypeptides comprising a non-natively encoded amino acid. Our patent applications also have claims directed at protecting our linkers, payloads, unconjugated and conjugated compounds, including click chemistry and oxime chemistry conjugates. The issued U.S. patents and any U.S. patents issuing from our pending U.S. patent applications will expire between 2024 and 2031.

Moreover, even if the patents that will issue from our pending U.S. applications are to expire after 2031, we believe we have appropriately protected our EuCODE and ReCODE platforms with the substantial body of trade secrets and know-how that we have developed over the last 15 years of research at Ambrx.

Our EuCODE mammalian platform is utilized to generate most of our ADC bioconjugates. Our solely owned patent estate includes 3 issued U.S. patents and 70 issued foreign patents with claims directed to an orthogonal tRNA for vertebrate cells that mediates the incorporation of non-natively encoded amino acids into an expressed protein, methods of manufacturing in a vertebrate cell a protein comprising non-natively encoded amino acids using an orthogonal aminoacyl tRNA synthetase that preferentially aminoacylates the orthogonal tRNA with the non-natively encoded amino acid, and suppressor tRNA transcription in vertebrate cells.

In addition, our EuCODE mammalian platform is protected by a body of trade secrets that is based on more than 15 years of research and development at Ambrx. We believe that these trade secrets have provided, and will continue to provide, us with a competitive edge for developing and then manufacturing our product candidates well after our patents have expired.

With regard to our ReCODE bacterial platform, we also have an exclusive license to a patent portfolio containing three families of U.S. and foreign patents and patent applications co-owned by TSRI and The Regents of the University of California. Through this exclusive license, we currently have exclusive rights to 28 issued U.S. patents, 138 issued foreign patents, and 1 pending patent application relating to methods and reagents for making proteins containing non-natively encoded amino acids. Any patent within this portfolio that has issued or may issue in the future will expire between 2022 and 2026.

Our EuCODE patent estate also includes applications with claims directed to our ADC product candidates anti-HER2, anti-PSMA and anti-CD70 ADCs; claims directed to our IOC product candidates IL-2, and TLR7/8 agonists; claims directed to our platform technology for future products and developments.

The ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, for each of our patent applications, claiming strategy is determined on a case-by-case basis, taking into consideration existing patent office rules and regulations, advice of our counsel in each jurisdiction, and our business model. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology.

The term of individual patents depends upon the laws of the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. However, the term of U.S. patents may be extended for delays incurred due to compliance with the FDA requirements or by delays encountered during prosecution that are caused by the USPTO. For example, for drugs that are regulated by the FDA under the Hatch-Waxman Act, it is permitted to extend the term of a patent that covers such a drug for up to five years beyond the normal expiration date of the patent. In the future, if and when our biopharmaceutical product candidates receive FDA approval, we expect to apply for patent term extensions on patents covering those product candidates. We intend to seek patent term extensions to any of our issued patents in any jurisdiction where these are available; however, there is no guarantee that the applicable authorities, including the USPTO and FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

The actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of antibody drug conjugates has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in the patent laws and rules, either by legislation, judicial decisions, or regulatory interpretation in the United States and other countries, may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, importing, or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending, and enforcing patent claims that cover our technology, inventions, and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our platform, product candidates, or the methods used to manufacture them. Moreover, our issued patents and those that may issue in the future may not guarantee us the right to practice our technology in relation to the commercialization of our platform’s product candidates. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from practicing our proprietary technology and commercializing our EuCODE and ReCODE technology platforms and product candidates. Our issued patents and those that may issue in the future may be challenged, narrowed, circumvented, or invalidated, which could limit our ability to stop competitors from marketing related platforms or product candidates or limit the length of the term of patent protection that we may have for our ADC and IOC product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our ADC and IOC product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent for this and other risks related to our proprietary technology, inventions, improvements, platforms and product candidates. Please see “Risk Factors—Risks Related to Our Intellectual Property” for additional information on the risks associated with our intellectual property strategy and portfolio.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions, including the People’s Republic of China (PRC), extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, safety, efficacy, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

Regulatory Approval of Biologics in the United States

In the United States, biological products used for the prevention, treatment or cure of a disease or condition of a human being, such as our product candidates, are subject to regulation under the Federal Food, Drug, and Cosmetic Act (the FDCA), and the Public Health Service Act (the PHSA), their implementing regulations, and other federal, state, and local regulations that govern, among other things, the research, development, testing, manufacture, quality control, approval, safety, efficacy, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, import and export, post-approval monitoring and reporting, and marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Further, even if we obtain the required regulatory approvals for our product candidates, pharmaceutical companies are subject to myriad federal, state, and foreign healthcare laws, rules, and regulations governing all aspects of our operations, including, but not limited to, our relationships with healthcare professionals, healthcare institutions, distributors of our products, and sales and marketing personnel; governmental and other third-party payor coverage and reimbursement of our products; and data privacy and security. Such laws, rules, and regulations are complex, continuously evolving, and, in many cases, have not been subject to extensive interpretation by applicable regulatory agencies or the courts. We are required to invest significant time and financial resources in policies, procedures, processes, and systems to ensure compliance with these laws, rules, and regulations, and our failure to do so may result in the imposition of substantial monetary or other penalties by federal or state regulatory agencies.

Our product candidates and any future product candidates must be approved by the FDA pursuant to a biologics license application (BLA) before they may be legally marketed in the United States. The process generally involves the following:

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completion of extensive preclinical laboratory tests and animal studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice (GLP) requirements;

•	submission to the FDA of an investigational new drug application (IND), which must become effective before human clinical trials may begin;

•	approval of the protocol and related documentation by an institutional review board (IRB) or independent ethics committee at each clinical trial site before each clinical trial may be commenced;

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performance of adequate and well-controlled human clinical trials in accordance with applicable FDA regulations, including good clinical practice (GCP) requirements and any other clinical trial-related regulations for the protection of human research subjects and their health information and to establish the safety and efficacy of the investigational product for each proposed indication;

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preparation and submission to the FDA of a BLA for marketing approval that includes sufficient evidence of establishing the safety, purity, and potency of the proposed biological product for its intended indication, including from results of preclinical testing and clinical trials;

•	payment of any user fees for FDA review of the BLA;

•	a determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biological product, or components thereof, will be produced to assess compliance with current good manufacturing practice (cGMP) requirements to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity;

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satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCP requirements and integrity of the clinical data;

•	FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, where appropriate and if applicable; and

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compliance with any post-approval requirements, including a risk evaluation and mitigation strategy (REMS) plan, where applicable, and post- approval studies required by the FDA as a condition of approval.

Preclinical Studies

Before testing any biological product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluation of the product candidate’s biological characteristics, chemistry, toxicity and formulation, as well as in vitro and animal studies to assess the potential safety and activity of the product candidate. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies.

Prior to commencing an initial clinical trial in humans with a product candidate in the United States, an IND must be submitted to the FDA and the FDA must allow the IND to proceed. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after the IND is submitted. In support of a request for an IND, applicants must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises safety concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may or may not result in the FDA authorizing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials must be conducted: (i) in compliance with federal regulations;

(ii) in compliance with GCP requirements, and other international standards meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated in the trial, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB representing each institution at which the clinical trial will be conducted before the clinical trial commences to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to the anticipated benefits. The IRB must conduct continuing review and reapprove the trial at least annually. The IRB also must review and approve, among other things, the trial protocol and informed consent information that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

A sponsor who wishes to conduct a clinical trial solely outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. Even if a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA. The FDA will accept a well- designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3:

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the dosing tolerance, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness.

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Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

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Phase 3 clinical trials generally involve a large number of patients at multiple geographically dispersed trial sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.

These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s).

Typically, during the development of oncology therapies, all patients enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies. A single Phase 3 or Phase 2 trial with other confirmatory evidence may be sufficient in rare instances to provide substantial evidence of effectiveness (generally subject to the requirement of additional post-approval studies).

In some cases, the FDA may require, or sponsors may voluntarily pursue, post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with regulatory requirements or a finding that patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product candidate has been associated with unexpected serious harm to patients. Additionally, the data safety monitoring board or committee may recommend halting the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Disclosure of the results of these clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial.

Concurrent with clinical trials, sponsors usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, companies must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biologic does not undergo unacceptable deterioration over its shelf life.

FDA Review Process

Following successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical studies and clinical trials are submitted to the FDA as part of a BLA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States. The cost of preparing and submitting a BLA is substantial. Under the Prescription Drug User Fee Act (PDUFA), each BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as Orphan Drugs, unless the product also includes a non-orphan indication. The applicant under an approved BLA is also subject to an annual program fee.

The FDA reviews all submitted BLAs for completeness before it accepts them for filing and may request additional information. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA for any BLA that it deems incomplete or not properly reviewable at the time of submission. In this event, the BLA must be resubmitted with additional information and the resubmitted application is subject to review to determine if it is substantially complete before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA targets 10 months from the filing date in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be significantly extended by FDA requests for additional information or clarification.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, pure and potent for its intended use, and whether the product is being manufactured in accordance with cGMP requirements to ensure its continued safety, purity and potency. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally follows such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. During the biological product approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS plan; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA will typically conduct a pre-approval inspection of the manufacturing facilities at which the product is manufactured to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit clinical trial sites to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy. To assure compliance with cGMP and GCP requirements, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, it will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A Complete Response Letter generally outlines the deficiencies that the FDA has identified in the BLA and may require additional clinical data, additional pivotal clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing in order for the FDA to reconsider the application. Where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue a Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the BLA in condition for approval, including requests for additional information or clarification. If a Complete Response Letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application or request an opportunity for a hearing. The FDA has committed to reviewing such resubmissions in two or six months, depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, including to subpopulations of patients, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings, precautions or interactions be included in the product labeling. As a condition of BLA approval, the FDA also may require a REMS to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals and elements to assure a product’s safe use (ETASU). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or 200,000 or more individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan Drug designation must be requested before submitting a BLA. After the FDA grants Orphan Drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan Drug designation on its own does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for a particular active ingredient for the disease or condition for which it has such designation, the product is entitled to Orphan Drug exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same product for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Orphan Drug exclusivity does not prevent the FDA from approving a different product for the same indication or the same product for a different indication. In the latter case, because healthcare professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite another product’s orphan exclusivity.

A designated Orphan Drug may not receive Orphan Drug exclusivity if approved for a use that is broader than the indication for which it received orphan designation. In addition, Orphan Drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if the second applicant demonstrates that its product is clinically superior to the approved product with orphan exclusivity or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan Drug designation may also entitle a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

The FDA’s determination of whether two ADCs are the same product for purposes of Orphan Drug exclusivity is based on a determination of sameness of the monoclonal antibody element and the functional element of the conjugated molecule. Two ADCs are deemed to be the same product if the complementarity determining region sequences of the antibody and the functional element of the conjugated molecule are the same. A difference in either of those two elements can result in a determination that the molecules are different.

Expedited Development and Review Programs

The FDA is authorized to designate certain product candidates for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.

Fast Track designation may be granted for product candidates that are intended to treat a serious or life-threatening disease or condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to both the product candidate and the specific indication for which it is being studied. The sponsor of a new biological product candidate can request the FDA to designate the candidate for a specific indication for Fast Track status concurrent with, or after, the submission of the IND for the candidate. The FDA must determine if the biological product candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. For Fast Track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a Fast Track product’s BLA before the application is complete. This “rolling review” is available if the FDA determines, after preliminary evaluation of preclinical or clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information for the BLA and the sponsor must pay applicable user fees. Any product candidate submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval.

Breakthrough Therapy designation may be granted for product candidates that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over available therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Under the Breakthrough Therapy program, the sponsor of a new biological product candidate may request that the FDA designate the candidate for a specific indication as a Breakthrough Therapy concurrent with, or after, the submission of the IND for the biological product candidate. The FDA must determine if the biological product candidate qualifies for Breakthrough Therapy designation within 60 days of receipt of the sponsor’s request. Breakthrough Therapy designation comes with all of the benefits of Fast Track designation. The FDA may take other actions appropriate to expedite the development and review of breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to, and interactive communication with, the sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Priority review may be granted for product candidates that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness of the treatment, prevention, or diagnosis of a serious condition. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review. Under priority review, the FDA’s goal is to review an application in six months once it is filed, compared to ten months for a standard review application.

Accelerated approval may be granted for product candidates that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over available treatments and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM) that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product candidate, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory trials to verify and describe the product candidate’s clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.

Additional Controls for Biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for biological product candidates whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend approvals in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer must submit samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Pediatric Information

Under the Pediatric Research Equity Act (PREA), BLAs or supplements to BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA generally does not apply to any biological product for an indication for which orphan designation has been granted except that PREA will apply to an original BLA for a new active ingredient that is an orphan-designated biological product if the biological product is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that the FDA has determined is substantially relevant to the growth or progression of a pediatric cancer.

The Best Pharmaceuticals for Children Act (the BPCA) provides a six-month extension of any exclusivity—patent or non-patent—for a biological product if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe.

Post-Approval Requirements

Once a BLA is approved, a biological product will continue to be subject to rigorous and extensive FDA regulation, particularly with respect to cGMP requirements, product sampling and distribution, reporting of adverse experiences, periodic reporting, and advertising and promotion of the biological product, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Biological products may be marketed only for the approved indications and in a manner consistent with the provisions of the approved labeling.

Adverse event reporting and submission of periodic safety summary reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product.

In addition, quality control, biological product manufacture, packaging and labeling procedures must continue to conform to cGMP requirements after approval. Manufacturers of biological products are required to comply with cGMP requirements, including quality control, quality assurance and maintenance of records and documentation. Other post-approval requirements applicable to biological products include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting and updated safety and efficacy information, and complying with electronic record and signature requirements.

Biological product sponsors and manufacturers, and certain of their subcontractors, are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a biological product’s manufacturing facilities to assess compliance with cGMP requirements. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMP requirements. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with required regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of the changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further review and approval by the FDA.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;

•	safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•	mandated modification of promotional materials and labeling and issuance of corrective information;

•	fines, warning or other enforcement-related letters or holds on clinical trials;

•	refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	injunctions or the imposition of civil or criminal penalties; or

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of the FDA approval of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act, informally known as the Hatch-Waxman Amendments. The Hatch Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the product development and the FDA regulatory review process. Patent term extension (PTE), however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The PTE period is generally one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved biological product is eligible for such an extension, only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any PTE or restoration. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug.

Biosimilars and Exclusivity

The Biologics Price Competition and Innovation Act of 2009 (the BPCIA) created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product and the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. Recent government proposals have sought to reduce the twelve-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to significant uncertainty.

International Regulation

In addition to regulations in the United States, a variety of foreign regulations govern clinical trials, commercial sales and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA approval.

Other Healthcare Laws and Regulations and Legislative Reform

Healthcare and Privacy Laws and Regulations

Healthcare providers, including physicians, and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with physicians, other healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we research as well as market, sell and distribute our products for which we obtain marketing approval. Our current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services (CMS), the Department of Health and Human Services (HHS) (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice (DOJ) and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act or federal civil money penalties statute. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

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Federal civil and criminal false claims laws, such as the False Claims Act (FCA), which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

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The Health Insurance Portability and Accountability Act of 1996 (HIPAA), among other things, imposes criminal liability for knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information as well as their covered subcontractors, relating to the privacy, security, and transmission of such individually identifiable health information.

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

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The federal transparency requirements under the Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act (the Affordable Care Act or ACA), which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. Effective January 1, 2022, applicable manufacturers also will be required to report such information regarding its relationships with certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year.

•	Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs.

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

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State and foreign laws that are analogous to each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers, and state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information.

•	State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other healthcare providers; state laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state and local laws that require the registration of pharmaceutical sales representatives; and state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes.

Additionally, as further discussed below, on November 20, 2020, HHS finalized a regulation that, among other things, (i) removed safe harbor protection for price reductions from pharmaceutical manufacturers, and (ii) created new safe harbor for certain fixed fees.

Violation of any of the laws described above or any other governmental laws and regulations that may apply to us, may result in significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and the delay, reduction, termination or restructuring of our operations.

Legislative Reform

We operate in a highly regulated industry, and new laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.

For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the ACA, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:

•	increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;

•	established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;

•	expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

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established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

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expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

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created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;

•	established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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established a Center for Medicare and Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and

•	created a licensure framework for follow-on biologic products.

Since its enactment, there have been and there remain judicial and congressional challenges to certain aspects of the ACA as well as efforts by the Trump Administration to repeal or replace certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, former President Trump signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. On January 20, 2017, former President Trump signed the first Executive Order, directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed the second Executive Order terminating the cost-sharing subsidies, or CSRs, that reimburse insurers under the ACA. On August 14, 2020, the U.S. Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in ACA risk corridor payments that they argued were owed to them. This decision was appealed to the U.S. Supreme Court, which on April 27, 2020, reversed the decision, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the ACA such as the Tax Cuts and Jobs Act of 2017, or TCJA, which decreased the “individual mandate” to $0. On December 14, 2018, the U.S. District Court for the Northern District of Texas held that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed by the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The Supreme Court of the United States is in the process of reviewing this case, and it is expected that a decision will be made in early 2021. It is unclear how this litigation and other efforts to repeal and replace the ACA will impact the ACA. It is difficult to predict the future legislative landscape in healthcare and the effect on our business, results of operations, financial condition and prospects.

In addition, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, absent additional congressional action. Proposed legislation, if passed, would extend this suspension until the end of the COVID-19 pandemic. In addition, in 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. Moreover, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.

Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, congressional inquiries and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly as a result of the recent presidential election. Further it is possible that additional governmental action is taken in response to the evolving effects of the COVID-19 pandemic.

Environmental, Health and Safety Laws and Regulations

We and our third-party contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the use, generation, manufacture, distribution, storage, handling, treatment, remediation and disposal of hazardous materials and wastes. Hazardous chemicals, including flammable and biological materials, are involved in certain aspects of our business, and we cannot eliminate the risk of injury or contamination from the use, generation, manufacture, distribution, storage, handling, treatment or disposal of hazardous materials and wastes. In particular, our product candidates use PBDs, which are highly potent cytotoxins that require special handling by our and our contractors’ staff. In the event of contamination or injury, or failure to comply with environmental, health and safety laws and regulations, we could be held liable for any resulting damages, fines and penalties associated with such liability could exceed our assets and resources. Environmental, health and safety laws and regulations are becoming increasingly more stringent. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations.

Pharmaceutical Coverage, Pricing and Reimbursement

The availability and extent of coverage and adequate reimbursement by governmental and private third-party payors are essential for most patients to be able to afford expensive medical treatments. In both domestic and foreign markets, sales of our product candidates will depend substantially on the extent to which the costs of our product candidates will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors decide which products will be covered and establish reimbursement levels for those products.

Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Obtaining coverage approval and reimbursement for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost- effectiveness data for the use of our products to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement at a satisfactory level. If coverage and adequate reimbursement of our future products, if any, are unavailable or limited in scope or amount, such as may result where alternative or generic treatments are available, we may be unable to achieve or sustain profitability. Adverse coverage and reimbursement limitations may hinder our ability to recoup our investment in our product candidates, even if such product candidates obtain regulatory approval. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such products. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. There is no uniform policy for coverage and reimbursement in the United States and, as a result, coverage and reimbursement can differ significantly from payor to payor. In the United States, private payors often, but not always, follow Medicare coverage and reimbursement policies with respect to newly approved products. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these new products. Further, one payor’s determination to provide coverage and adequate reimbursement for a product does not assure that other payors will also provide coverage and adequate reimbursement for that product. We may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of our product candidates. There can be no assurance that our product candidates will be considered medically necessary or cost-effective. In addition to third-party payors, professional organizations and patient advocacy groups such as the National Comprehensive Cancer Network and the American Society of Clinical Oncology can influence decisions about reimbursement for new medicines by determining standards for care. Therefore, it is possible that any of our product candidates, even if approved, may not be covered by third-party payors or the reimbursement limit may be so restrictive that we cannot commercialize the product candidates profitably.

In international markets, reimbursement and health care payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. There can be no assurance that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Furthermore, the containment of healthcare costs has become a priority of foreign and domestic governments as well as private third-party payors. The prices of drugs have been a focus in this effort. Governments and private third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications, which could affect our ability to sell our product candidates profitably. We also expect to experience pricing pressures due to the trend towards managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. These and other cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower-than-anticipated product revenues. In addition, the publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if coverage and adequate reimbursement of our products is unavailable or limited in scope or amount, our revenues and the potential profitability of our product candidates in those countries would be negatively affected.

PRC Regulation

In the PRC we, through collaborations with our partners, operate in an increasingly complex legal and regulatory environment. We and our collaboration partners are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and the operations of our partners.

PRC Drug Regulation

Introduction

China heavily regulates the development, approval, manufacturing and distribution of drugs, including biologics. The specific regulatory requirements applicable depend on whether the drug is made and finished in China, which is referred to as a domestically manufactured drug, or made abroad and imported into China in finished form, which is referred to as an imported drug, as well as the approval or “registration” category of the drug. For both imported and domestically manufactured drugs, China typically requires regulatory approval for a Clinical Trial Application (CTA) to conduct clinical trials in China and submit China clinical trial data, prior to submitting an application for marketing approval. For a domestically manufactured drug, there is also a requirement to have a drug manufacturing license for a facility in China.

In 2017, the drug regulatory system entered a new and significant period of reform. The General Office of the State Council and the General Office of the Central Committee of the China Communist Party jointly issued the Opinion on Deepening the Reform of the Evaluation and Approval System to Encourage Innovation in Drugs and Medical Devices (the Innovation Opinion) in October 2017. The expedited programs and other advantages under this and other recent reforms encourage drug manufacturers to seek marketing approval in China first, manufacture domestically, and develop drugs in high priority disease areas, such as oncology.

To implement the regulatory reform introduced by the Innovation Opinion, the National People’s Congress of the PRC (NPC) and the National Medical Products Administration of the PRC (NMPA) has been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law (DAL). The DAL was promulgated by the Standing Committee of the NPC on September 20, 1984 and last amended on August 26, 2019 and took effect as of December 1, 2019. The DAL is implemented by a high-level regulation issued by the State Council of the PRC referred to as the DAL Implementing Regulation. The NMPA has its own set of regulations further implementing the DAL; the primary one governing CTAs, marketing approval, and post-approval amendment and renewal is known as the Drug Registration Regulation (DRR). The DRR was promulgated by the NMPA on February 28, 2005 and the last amended DRR was promulgated by the State Administration for Market Regulation and became effective from July 1, 2020. Although the NMPA has issued several notices and proposed regulations in 2018 and 2019 to implement the reforms, the implementing regulations for many of the reforms in the Innovation Opinion have not yet been finalized and issued, and therefore, the details regarding the implementation of the regulatory changes remained uncertain in some respects.

Regulatory Authorities and Recent Government Reorganization

In the PRC, the NMPA is the primary regulatory agency for pharmaceutical products and businesses. The agency was formed from the former China Food and Drug Administration (CFDA) in 2018 as part of a government reorganization. Pursuant to the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal made by the NPC on March 17, 2018, NMPA and the National Intellectual Property Administration are managed by the State Administration for Market Regulation (SAMR) which are responsible for consumer protection, advertising, anticorruption, pricing and fair competition matters.

Like the CFDA, the NMPA is still the primary drug regulatory agency and implements the same laws, regulations, rules, and guidelines as the CFDA. It also regulates almost all of the key stages of the life-cycle of pharmaceutical products, including nonclinical studies, clinical trials, marketing approvals, manufacturing, advertising and promotion, distribution, and pharmacovigilance (i.e., post-marketing safety reporting obligations). The NMPA’s Center for Drug Evaluation (CDE) conducts the technical evaluation of each drug and biologic application to assess safety and efficacy.

The National Health Commission of the PRC (NHC) (formerly known as The Ministry of Health (MOH) and National Health and Family Planning Commission (NHFPC)), is China’s primary healthcare regulatory agency. It is responsible for overseeing the operation of medical institutions, some of which also serve as clinical trial sites, and regulating the licensure of hospitals and other medical personnel.

Non-Clinical Research

The NMPA requires preclinical data to support registration applications for imported and domestic drugs. According to the DRR, nonclinical safety studies must comply with the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory. On August 6, 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on July 27, 2017, to improve the quality of non-clinical research, and began to conduct the Good Laboratories Practice. Pursuant to the Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory issued by the NMPA on April 16, 2007, the NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities is in charge of the daily supervision of non-clinical research institution. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities, and its operation and management of non-clinical pharmaceutical projects. A Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website.

Clinical Trials and Regulatory Approval

Upon completion of preclinical studies, a sponsor typically needs to conduct clinical trials in China for registering a new drug. The materials required for this application and the data requirements are determined by the registration category. The NMPA has taken a number of steps to increase efficiency for approving CTAs, and it has also significantly increased monitoring and enforcement of the Administrative Regulations of Quality of Drug Clinical Practice (the PRC’s GCP) to ensure data integrity.

Trial Approval

All clinical trials conducted in China for new drug registration purposes must be approved by and conducted at pharmaceutical clinical trial institutions which shall be under the filing administration. For imported drugs, proof of foreign approval is required prior to the trial, unless the drug has never been approved anywhere in the world. In addition to a standalone China trial to support development, imported drug applicants may establish a site in China that is part of an international multicenter trial (IMCT) at the outset of the global trial. Domestically manufactured drugs are not subject to foreign approval requirements, and in contrast to prior practice, the NMPA has recently decided to permit those drugs to conduct development via an IMCT as well.

In 2015, the NMPA began to issue an umbrella approval for all phases (typically three) of a new drug clinical trial, instead of issuing approval phase by phase. For certain types of new drug candidates, CTAs may be prioritized over other applications and put in a separate expedited queue for approval.

The NMPA has now adopted a system for clinical trials of new drugs where trials can proceed if after 60 business days, the applicant has not received any objections from the CDE. China is also expanding the number of trial sites by changing from a clinical trial site certification procedure into a notification procedure.

Drug Clinical Trial Registration

Pursuant to the DRR, where a clinical trial of drugs is approved, the sponsor shall, prior to conducting subsequent phases of the clinical trial of drugs, formulate the corresponding scheme on the clinical trial of drugs, carry out after review and approval by the Ethics Committee, and submit the corresponding scheme on clinical trials of drugs and supporting materials on the Center for Drug Evaluation website. On September 6, 2013, the NMPA released the Announcement on Drug Clinical Trial Information Platform, requiring the registration for all clinical trials approved by the NMPA to be completed and trial information to be published through the Drug Clinical Trial Information Platform. The applicant shall complete trial pre-registration within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and shall complete registration of certain follow-up information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and registration is not obtained within one year after obtaining the clinical trial approval, the applicant shall submit an explanation, and if the procedure is not completed within three years, the clinical trial approval shall automatically be annulled.

Pursuant to the DRR, during the period of clinical trial, the applicant must continuously update the registration information and the trial results after completion of each clinical trial on the Drug Clinical Trial Information Platform. Applicants are responsible for the authenticity of the registration information.

Human Genetic Resources Approval

According to the Interim Measures for the Administration of Human Genetic Resources, promulgated by the Ministry of Science and Technology and the MOH jointly on June 10, 1998, an additional approval is required for any foreign companies or foreign affiliates that conduct trials in China. Prior to beginning a trial, the foreign sponsor and the Chinese clinical trial site are required to obtain approval from the Human Genetic Resources Administration of China (HGRAC) which is an agency under the Ministry of Science and Technology, to collect any biological samples that contain the genetic material of Chinese human subjects, and to conduct any cross-border transfer of the samples or associated data. Furthermore, one of the key review points for the HGRAC review and approval process is the intellectual property sharing arrangement between Chinese and foreign parties. The parties are required to share patent rights to inventions arising from the samples. Conducting a clinical trial in China without obtaining the relevant HGRAC preapproval will subject the sponsor and trial site to administrative liability, including confiscation of HGRAC samples and associated data, and administrative fines.

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that foreign-invested sponsors that sample and collect human genetic resources in clinical trials are required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic

Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. On May 28, 2019, the State Council of the PRC issued the Administration Regulations on Human Genetic Resources, which became effective on July 1, 2019. The Administration Regulations on Human Genetic Resources formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.

On October 17, 2020, the Standing Committee of the NPC promulgated the Biosecurity Law of the PRC, which will become effective from April 15, 2021. The new law restates the approval and notification requirements of human genetic resources sampling, collecting, utilizing and exporting, as provided in the Administration Regulations on Human Genetic Resources. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China’s human genetic resources and safeguarding state biosecurity by the PRC government.

Trial Exemptions and Acceptance of Foreign Data

The NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not part of a global study), including early phase data, that meets its requirements. On July 6, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data (the Guidance Principles) as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of foreign clinical trials must meet the authenticity, completeness, accuracy and traceability requirements and such data must be obtained consistent with the relevant requirements under the GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH). Sponsors must be attentive to potentially meaningful ethnic differences in the subject population.

Clinical Trial Process and Good Clinical Practices

Typically drug clinical trials in China have four phases. Phase 1 refers to the initial clinical pharmacology and human safety evaluation studies. Phase 2 refers to the preliminary evaluation of a drug candidate’s therapeutic efficacy and safety for target indication(s) in patients. Phase 3 (often the pivotal study) refers to clinical trials to further verify the drug candidate’s therapeutic efficacy and safety in patients with target indication(s) and ultimately provide sufficient evidence for the review of a drug registration application. Phase 4 refers to a new drug’s post-marketing study to assess therapeutic effectiveness and adverse reactions when the drug is widely used to evaluate overall benefit-risk relationships of the drug when used among the general population or specific groups and to adjust the administration dose, etc. The NMPA requires that the different phases of clinical trials in China receive ethics committee approval and comply with the PRC’s GCP. The NMPA conducts inspections to assess the PRC’s GCP compliance and will cancel the CTA if it finds substantial issues.

On August 6, 2003, the NMPA promulgated the PRC’s GCP, which was amended by NMPA and NHC on April 23, 2020 and took effect on July 1, 2020, to improve the quality of clinical trials. According to the PRC’s GCP, the sponsor shall provide insurance to the subjects participating in the clinical trial and bear the cost of the treatment and the corresponding financial compensation for the subjects who suffer harm or death related to the trial. The sponsor shall provide legal and economic guarantee to the investigator, but harm or death caused by the medical accident shall be excluded. Pursuant to the Innovation Opinion, the accreditation of the institutions for drug clinical trials shall be subject to record-filing administration. The conduct of clinical trials must adhere to the PRC’s GCP, and the protocols must be approved by the ethics committees of each study site. Pursuant to the newly amended DAL, and the Regulations on the Administration of Drug Clinical Trial Institution jointly promulgated by NMPA and NHC on November 29, 2019 and effective from December 1, 2019, drug clinical trial institutions shall be under filing administration. Entities that only conduct analysis of biological samples related to clinical trials of drugs do not need to be filed.

New Drug Application (NDA) and Approval

According to the DRR, the applicant may submit an application for drug marketing registration to CDE upon completion of relevant research on pharmacy, pharmacology, toxicology and drug clinical trials, determination the quality standards of the drug, validation of commercial-scale production processes and preparation for acceptance of verification and inspection conducted by professional technical institution designated by competent NMPA. The CDE will organize pharmaceutical, medical and other technicians to conduct comprehensive review of the safety, efficacy and quality controllability, among others, of the drug according to the application materials submitted by the applicant, the results of the verification and inspection conducted by professional technical institution, etc. If the comprehensive review conclusion is affirmative, the drug shall be approved for marketing and a drug registration certificate will be issued containing the information of the drug approval number, the marketing authorization holders and the manufacturer. Pursuant to the Opinions on the Reform of Evaluation and Approval System for Drugs and Medical Devices and Equipment promulgated on August 9, 2015, the State Council published the policy for carrying out a pilot plan for the drug marketing authorization holder mechanism.

Pursuant to the newly amended DAL, under the drug marketing authorization holder mechanism, an enterprise obtained drug registration certificate and a research and development institution are eligible to be a pharmaceutical marketing authorization holder, and this pharmaceutical marketing authorization holder shall be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with pharmaceuticals in accordance with the provisions of the DAL. The pharmaceutical marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing license and the transferee shall have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder.

Human Cell Therapy

On March 20, 2003, the NMPA published the Technical Guidelines for Research on Human Cell Therapy and Quality Control of Preparations, which set some principles for the research of human cell therapy.

Pursuant to the DRR promulgated by the NMPA on July 10, 2007 and effective from October 1, 2007, human cell therapy and its products belong to biological products and the application for biological products shall be submitted as the process of new drug application.

On March 2, 2009, the MOH published the Management Measures for Clinical Application of Medical Technology, which came into effect on May 1, 2009 and prescribed that cell immunotherapy belongs to the Category 3 medical technology of which the clinical application shall be subject to the additional provisions of the MOH. In May 2009, the MOH published the First List of Category 3 Medical Technologies Allowed for Clinical Application (the Category 3 Medical Technologies) which prescribed cell immunotherapy technology as Category 3 medical technologies were allowed for clinical application, and was abolished by the Notice on the Relevant Work Concerning Cancellation of the Category Three of Medical Technology Entry Approval of Clinical Application on June 29, 2015. The Notice on the Relevant Work Concerning Cancellation of the Category Three of Medical Technology Entry Approval of Clinical Application also cancelled the approval of Category 3 medical technology clinical application.

On November 30, 2017, the CFDA promulgated the Notice of Guidelines for Acceptance and Examination of Drug Registration (Trial), the application of clinical trials of therapeutic biological products and the production and listing application of therapeutic biological products shall be subject to the provisions thereof. On December 18, 2017, the CFDA promulgated the Technical Guiding Principles for Research and Evaluation of Cell Therapy Products (Trial) to regulate and guide the research and evaluation of cell therapy products that are researched on, developed and registered as drugs.

Commercial Bribery

Pharmaceutical companies involved in a criminal investigation or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by their respective provincial health and family planning administrative department. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry which were promulgated by the NHFPC on December 25, 2013 and became effective on March 1, 2014, provincial health and family planning administrative departments formulate the implementing measures for establishment of Adverse Records of Commercial Briberies. Where a pharmaceutical company or its agent is listed in the Adverse Records of Commercial Briberies on one occasion, it will be prohibited from participating in the procurement bidding process or selling its products to public medical institutions located in the local provincial-level region for two years from the publication of the adverse records. Where a pharmaceutical company or its agent is listed in the Adverse Records of Commercial Briberies on two or more occasions within five years, it will be prohibited from participating in the procurement bidding process or selling its products to all public medical institutions in the PRC for two years from the publication of these adverse records.

Other PRC National- and Provincial-Level Laws and Regulations

We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. For example, regulations control the confidentiality of patients’ medical information and the circumstances under which patient medical information may be released for inclusion in our databases or released by us to third parties. The privacy of human subjects in clinical trials is also protected under regulations. For example, the case report forms must avoid disclosing names of the human subjects.

These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive in the future, including restrictions on transfer of healthcare data. The Cybersecurity Law that took effect in 2017 designates healthcare as a priority area that is part of critical information infrastructure, and China’s cyberspace administration is working to finalize a draft rule on cross-border transfer of personal information.

PRC Regulation of Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment (the Catalogue) which was promulgated and is amended from time to time by the MOFCOM and the NDRC. Pursuant to the latest Catalogue which came into effect in July 2018 with the latest amendment being effective as of July 2020 (the 2020 Catalogue) industries are divided into two categories: encouraged industries and the industries within the catalogue of special management measures (the Negative List). The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

On March 15, 2019, the NPC approved the Foreign Investment Law of the PRC (the Foreign Investment Law) which became effective on January 1, 2020 and replaced the PRC Equity Joint Venture Law, the PRC Cooperation Joint Venture Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China. Under the Foreign Investment Law, “investment activities” include : (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) other types of investments as provided by the laws, regulations or the State Council of the PRC. The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List.

On December 26, 2019, the State Council of the PRC promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated Measures for Reporting of Foreign Investment Information, which became effective on January 1, 2020. Under this regulation, since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the SAMR.

Regulations Relating to Foreign Exchange

The PRC Foreign Exchange Administration Regulations promulgated by the State Council of the PRC on January 29, 1996, which was amended on January 14, 1997 and August 5, 2008, respectively, are the principal regulations governing foreign currency exchange in China. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (SAFE) by complying with certain procedural requirements. In contrast, approval from or registration with appropriate government authorities or designated banks is required when RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

Under current regulations, the capital of a foreign-invested enterprise and capital in RMB obtained by the foreign-invested enterprise from foreign exchange settlement may not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities, unless otherwise provided by relevant laws and regulations; (iii) extending loans to non-related parties, unless permitted by the scope of business; or (iv) paying the expenses related to the purchase of real estate that is not for self-use, except for the real estate enterprises.

In 2017, new regulations were adopted which, among other things, relax the policy restriction on foreign exchange inflow to further enhance trade and investment facilitation and tighten genuineness and compliance verification of cross-border transactions and cross-border capital flows.

In 2019, SAFE promulgated SAFE Circular 28, which cancelled restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. If a non-investing foreign-funded enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account—account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions.

SAFE Circular 37

In July 2014, SAFE promulgated SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (SPVs) are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

On April 10, 2020, SAFE promulgated the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business, which allows eligible enterprises to make domestic payments using their capital funds, foreign credits and the income under capital accounts of overseas listing, without providing evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use shall be authentic and in line with provisions, and conform to the prevailing administrative regulations on the use of income under capital accounts. The administering bank shall perform ex-post sampling in accordance with the relevant requirements.

Regulations Relating to Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

The Circular on Further Simplifying and Improving Foreign Exchange Administration Policies in Respect of Direct Investment, which was promulgated in February 2015 and effective in June 2015 and further amended in December 2019, provides that PRC enterprises may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment.

Rest of World Regulation

For other countries outside of the United States and the PRC, the requirements governing the conduct of clinical trials, drug licensing, pricing and reimbursement vary from country to country. In all cases the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles having their origin in the Declaration of Helsinki.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Facilities

Our principal executive offices are currently located at 10975 North Torrey Pines Road, La Jolla, California 92037, where we lease an approximately 36,172 square foot facility. We believe that our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Employees and Human Capital

As of December 31, 2020, we had 55 employees, 22 of whom hold Ph.D. and/or M.D. degrees. Of these 55 employees, 46 were engaged in research and development activities and nine were engaged in business development, finance, information systems, facilities, human resources or administrative support. One of the non-research and development based employees was based in Shanghai, China while the other 54 resided in the United States. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity incentive plans are to attract, retain and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

MANAGEMENT

The following table sets forth certain information relating to our executive officers and directors as of December 31, 2020.

Name	Age	Position
Executive Officers:
Feng Tian, Ph.D.	53	President, Chief Executive Officer and Chairman of the Board of Directors
Gary Yeung, C.F.A, M.B.A.	49	Chief Financial Officer and Chief Operating Officer
Joy Yan, M.D., Ph.D.	41	Chief Medical Officer
Simon Allen, M.B.A.	52	Chief Business Officer

Non-Employee Directors:
Xiao Le	31	Director
Xiaowei Chang, C.F.A.	38	Director
Chris Nolet, C.P.A.—Retired	64	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

Executive Officers

Feng Tian, Ph.D., has served as our director, Chief Executive Officer and President since July 2018, including as Chairman of the board of directors since November 2020. He has held positions of increasing responsibility since joining in 2004. Previously, as Chief Scientific Officer from 2015 to 2018, Dr. Tian oversaw our research and development. Prior to joining Ambrx, Dr. Tian conducted his post-doctoral studies at The Scripps Research Institute in Professor Peter G. Schultz’s group, where his work involved catalytic antibodies, non-natural amino acid incorporation, and biosensors. Dr. Tian received his Ph.D. in Chemistry from the University of Florida, with a dissertation in the field of Physical Organic Chemistry, under the supervision of Professor William R. Dolbier, Jr. He received his B.S. in Chemistry from Peking University. Dr. Tian is a co-founder of LuxVitae Therapeutics Inc. We believe that Dr. Tian’s extensive experience and leadership in the life science industry qualifies him to serve on our board of directors.

Gary Yeung, C.F.A., M.B.A., has served as our Chief Financial Officer and Chief Operating Officer since December 2020. Prior to joining us, Mr. Yeung served as Chief Financial Officer and Chief Operating Officer of Erasca, Inc., (Erasca) a private biotechnology company, from October 2018 to December 2020. Prior to Erasca, Mr. Yeung served as Vice President of the Early Cancer Detection department and as a member of the leadership team of Guardant Health, a public biotechnology company, from March 2018 to September 2018. From March 2017 to January 2018, Mr. Yeung served as Vice President of Business and Development Operations of Annexon, a public biopharmaceutical company. Mr. Yeung also worked at Genentech from May 2004 to December 2016, building organizations to develop and launch innovative therapies. Earlier in his career, Mr. Yeung was a consultant with McKinsey and an operational leader with GE. Mr. Yeung is currently on the Board of Directors of NiKang Therapeutics. Mr. Yeung holds a B.S. in chemical engineering from the University of California, Berkeley, and an M.B.A. from the University of California Los Angeles. He is a Chartered Financial Analyst (C.F.A.).

Joy Yan, M.D., Ph.D., has served as our Chief Medical Officer since October 2020. Prior to joining us, she served as Senior Clinical Lead, Team Leader in Oncology at Bristol Myers Squibb (BMS), from April 2017 to October 2020, where she led the successful development of immuno-oncology assets (nivolumab and ipilimumab) from strategic planning through global submissions and approvals, including BMS’s first FDA pilot programs (RTOR, Project ORBIS, AAid). Previously, she served as Director of Oncology Clinical Research at

Janssen Pharmaceutical (Janssen), where she led daratumumab and anti-IL3R programs, from September 2016 to April 2017. Before Janssen, she served as Director of Clinical Development at Bayer AG, where she led Phase 1, 2, 3 studies evaluating different NMEs/MOAs including Radium-223, ADCs, Bi-specifics, and TKIs across many tumor types from October 2014 to September 2016. As our Chief Medical Officer, she has built our clinical development plans, assembled a highly-capable cross-functional drug development team, and overseen the advancement of our clinical programs. Dr. Yan completed her Ph.D. in biochemistry and molecular biology at Johns Hopkins University. She received her M.D. from China Medical University and did her residency and clinical fellowship at University of Washington.

Simon Allen, M.B.A., has served as our Chief Business Officer since March 2019. Prior to joining us, Mr. Allen was Chief Executive Officer of CohBar, Inc., a biotechnology company, from March 2016 to December 2018, where he transitioned the company from the preclinical to clinical stage prior to listing the company on Nasdaq and qualifying the company for the Russell 2000 index. From September 2010 to January 2015, Mr. Allen lead our business development initiatives. Previously, Mr. Allen was Chief Executive Officer of Kalypsys Inc., and Chief Commercial Officer of CovX Inc. (acquired by Pfizer). In the past, Mr. Allen has held various business and corporate development positions within the biopharma industry, worked as a healthcare analyst within the financial sector, and began his career developing anti-viral therapies as a research biologist at Gilead Sciences. Mr. Allen holds a B.Sc. degree in biochemistry and genetics from the University of Sydney and an M.B.A. from the Australian Graduate School of Management.

Non-Employee Directors

Xiaowei Chang, C.F.A., has served as our director since June 2015. Mr. Chang has over 14 years of experience in the healthcare industry. Mr. Chang has served as an Executive Director of the Healthcare investment team at HOPU Reunion Company Limited (HOPU) since 2014, where he plays an integral role in building HOPU’s healthcare ecosystem, deal sourcing and execution. Prior to HOPU, Mr. Chang was a senior associate at China International Capital Corporation Private Equity (CICC), a leading China-based private equity firm from 2011 to 2014. Prior to CICC, Mr. Chang worked for Roland Berger Strategy Consultants as a team leader from 2007 to 2011. Mr. Chang graduated from Tsinghua University with a B.S. and a M.S. in Electrical Engineering. He is a C.F.A. charter holder. We believe that Mr. Chang’s experience in management and private equity in the healthcare industry qualifies him to serve on our board of directors.

Xiao Le has served as our director since November 2020. Mr. Le is currently a director of Corporate Development and Investment at WuXi Apptec (WuXi), where he joined in 2019. Prior to WuXi, Mr. Le served at 6 Dimensions Capital (previously named Frontline BioVentures), an investment company, as an investment professional since 2014. Mr. Le holds a B.S. in chemical and biomolecular engineering from Johns Hopkins University, and a masters of finance from the Massachusetts Institute of Technology. We believe that Mr. Le’s experience in management and investment in the life sciences industry qualifies him to serve on our board of directors.

Chris Nolet, C.P.A. (Retired), has served as our director since January 2021. Mr. Nolet is a retired audit partner at Ernst & Young LLP (E&Y) where he served from 2001 to June 2019. Prior to E&Y, Mr. Nolet served at PricewaterhouseCoopers LLP where he was admitted to the partnership in 1991. Mr. Nolet has served on the board of directors of Viela Bio, Inc. since August 2019, Revance Therapeutics, Inc. since July 2019, and PolarityTE, Inc. since April 2020. Mr. Nolet has also served on both the executive committee and finance committee (chair) of the California Life Sciences Industry Association for the past 21 years and is a former member of the Finance & Investment Committee and Emerging Companies Section of the Biotechnology Innovation Organization. Mr. Nolet is a Certified Professional Accountant (C.P.A.—retired) (California) and a former member of the American Institute of CPAs and the California Society of CPAs. Mr. Nolet holds a B.S. in Accounting from San Diego State University. We believe that Mr. Nolet’s extensive experience in financial accounting matters and his service on public boards of directors qualifies him to serve on our board of directors.

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any securities in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (i) such director has declared the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he or she knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows that he or she is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. Our board of directors has undertaken a review of the independence of our directors. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that                 ,                  and          representing                  of our directors, are independent, as that term is defined under current rules and regulations of the SEC and the NYSE. In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities. For an overview of our corporate governance principles, see “Description of Share Capital.”

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	conducting and managing the business of our company;

•	representing our company in contracts and deals;

•	appointing attorneys for our company;

•	selecting and removing senior management;

•	providing employee benefits and pensions;

•	managing our company’s finance and bank accounts;

•	evaluating the performance and determining the compensation level of chief executive officer;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, or (iv) by reason of an order made under any provisions of any law or enactment. Our officers are elected by and serve at the discretion of the board of directors.

Board Committees

Our board of directors intends to establish an audit committee, a compensation committee and a nominating and corporate governance committee prior to the completion of this offering. We will adopt a charter for each of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will initially consist of                 ,                and                .                  will be the chairperson of our audit committee.                 satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of                 ,                  and                  are independent directors under the applicable NYSE listing rules and under Rule 10A-3 of the Exchange Act.

The audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. Our audit committee will be responsible for, among other things:

•	selecting the independent auditor;

•	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

•

annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;

•	review responsibilities, budget, compensation and staffing of our internal audit function;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;

•	reviewing and, if material, approving all related party transactions on an ongoing basis;

•	reviewing and discussing the annual audited consolidated financial statements with management and the independent auditor;

•	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our consolidated financial statements;

•	discussing policies with respect to risk assessment and risk management with management and internal auditors;

•

timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company and all other material written communications between the independent auditor and management;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

Our compensation committee will initially consist of                 ,                and                .                  will be the chairperson of our compensation committee. Our board of directors has determined that the composition of our compensation committee will satisfy the applicable independence requirements under, and the functioning of our compensation committee will comply with the applicable requirements of, the NYSE listing rules and SEC rules and regulations.

Our compensation committee will be responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;

•	reviewing and evaluating the performance of our directors and relevant senior officers and determining the compensation of relevant senior officers;

•	reviewing and approving our senior officers’ employment agreements with us;

•	setting performance targets for relevant senior officers with respect to our incentive compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will initially consist of                 ,                 and                 .                  will be the chairperson of our nominating and corporate governance committee. Our board of directors has determined that the composition of our nominating and corporate governance committee will satisfy the applicable independence requirements under, and the functioning of our nominating and corporate governance committee will comply with the applicable requirements of, the NYSE listing rules and SEC rules and regulations.

The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board;

•	reviewing annually with our board of directors the current composition of our board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and

•

advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Family Relationships

There are no family relationships among any of our directors or our executive officers.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of approximately $1.8 million in cash and benefits to our executive officers. Mr. Nolet receives an annual retainer of $40,000 for his services as a director and an additional annual retainer of $10,000 for his service as chair of our audit committee. Our other directors do not receive any compensation in their role as a director. For share incentive grants to our officers and directors, see “Management—Equity Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements and Indemnification Agreements

Employment Agreements

Below are descriptions of the employment agreements with our executive officers. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment or resignation under the arrangements with our named executive officers, see “—Potential Payments Upon Termination or Change in Control” below.

Dr. Tian. In June 2018, we entered into an employment agreement with Dr. Tian, which governs the current terms of his employment with us. The employment agreement has a term of three years. Pursuant to his employment agreement, Dr. Tian was entitled to an initial annual base salary of $400,000, which was most recently increased to $420,000 in January 2019, and is eligible to receive an annual target bonus equal to 40% of his annual base salary, payable based on the achievement of certain targets as established by our board of directors. Dr. Tian is entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Dr. Tian is also eligible for standard benefits such as paid time off and to participate in employee benefit plans and programs.

Mr. Yeung. In December 2020, we entered into an at-will employment agreement with Mr. Yeung, which governs the current terms of his employment with us. Pursuant to his employment agreement, Mr. Yeung is entitled to an annual base salary of $390,000, and is eligible to receive an annual target bonus of 35% of his annual base salary, payable in the sole discretion of our Chief Executive Officer and in accordance with the terms and conditions of any applicable bonus plan. Mr. Yeung also received a one-time cash sign-on bonus of $136,500, which will be paid to Mr. Yeung on February 26, 2021. Mr. Yeung will be required to repay the full sign-on bonus in the event that his employment is terminated for any reason other than by us without “cause” or by Mr. Yeung for “good reason” (as each term is defined in Mr. Yeung’s employment agreement) before December 16, 2021. Mr. Yeung’s employment agreement also provides for the grant of options to purchase 3,199,997 ordinary shares, which were granted in December 2020, with an exercise price of $1.22, and which shall vest over a period of four years, with 25% vesting on the first anniversary of his employment commencement date and 1/36th of the remaining ordinary shares vesting monthly thereafter. Mr. Yeung’s employment agreement also provides for an additional option grant to purchase 1,723,075 ordinary shares, which were granted in December 2020, with an exercise price of $1.22 per share and which shall vest in whole upon the occurrence of this offering. Mr. Yeung is entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Mr. Yeung is also eligible for standard benefits such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Mr. Yeung’s employment is at will.

Dr. Yan. In September 2020, we entered into an at-will employment agreement with Dr. Yan, which governs the current terms of her employment with us. Pursuant to her employment agreement, Dr. Yan is entitled to an initial annual base salary of $400,000, and is eligible to receive an annual target bonus of 35% of her base salary, payable in the sole discretion of our Chief Executive Officer and in accordance with the terms and conditions of any applicable bonus plan. Dr. Yan’s employment agreement also provides for the grant of options to purchase 1,855,958 ordinary shares, which were granted in December 2020, with an exercise price of $1.22 per share, and which shall vest over a period of four years, with 25% vesting on the first anniversary of her employment commencement date and 1/36th of the remaining ordinary shares vesting monthly thereafter. Dr. Yan’s employment agreement further provides for four additional option grants, each in the amount of 309,326 ordinary shares, which shall be granted and fully vested on the date of achievement of certain milestones. Dr. Yan is also entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Dr. Yan is also eligible for standard benefits such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Dr. Yan’s employment is at will.

Mr. Allen. In March 2019, we entered into an at-will employment agreement with Mr. Allen, which governs the current terms of his employment with us. Pursuant to his employment agreement, Mr. Allen is entitled to an annual base salary of $333,000, and is eligible to receive an annual target bonus of 35% of his base salary, payable in the sole discretion of our Chief Executive Officer and in accordance with the terms and conditions of any applicable bonus plan. Mr. Allen is entitled to certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change in Control.” Mr. Allen is also eligible for standard benefits such as paid time off, for reimbursement of business expenses, and to participate in employee benefit plans and programs. Mr. Allen’s employment is at will.

Potential Payments Upon Termination or Change in Control

Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation, as applicable. In addition, the named executive officers are entitled to certain severance benefits under their employment agreements, subject to their execution of a release of claims, return of all company property, compliance with post-termination obligations and resignation from all positions with us. In addition, the terms of stock options granted to our executive officer generally provide that the vesting of the options will accelerate in full in the event we undergo a change of control

Dr. Tian. Pursuant to Dr. Tian’s employment agreement, if Dr. Tian’s employment is terminated due to his death or disability, Dr. Tian or his estate, in addition to any earned but unpaid base salary, will be entitled to a payment equal to six months of the average of Dr. Tian’s salary during the previous 12 months, and immediate vesting of all unvested options. If Dr. Tian is terminated by us without “cause” (as defined in Dr. Tian’s employment agreement), Dr. Tian will be entitled to a payment equal to 18 months of Dr. Tian’s base salary, and immediate vesting of all unvested options. In the event that Dr. Tian elects to terminate his employment for “good reason” (as defined in Dr. Tian’s employment agreement), Dr. Tian will be entitled to a payment equal to six months of the average of Dr. Tian’s salary during the previous 12 months, and immediate vesting of all unvested options. Dr. Tian may also choose to terminate his employment without good reason at any time upon three months advance notice, and during such time we may choose to make Dr. Tian’s termination effective prior to the end of the three-month period. In the event that we accelerate Dr. Tian’s termination, he will then be entitled to his base salary up through the end of the three-month period.

Mr. Yeung. Provided that, Mr. Yeung has completed six full months of satisfactory employment with us prior to the termination of his employment, if Mr. Yeung is terminated by us without “cause” or resigns for “good reason” (as each term is defined in Mr. Yeung’s employment agreement) after such six-month period, then Mr. Yeung will receive a lump sum cash payment equal to six months of his base salary as in effect immediately prior to his termination, and shall also be eligible for the cost of COBRA continuation health coverage for a period of six months following his termination or resignation date unless and until Mr. Yeung accepts new employment during this six month period (on which event the COBRA continuation health coverage would cease).

Dr. Yan. Provided that Dr. Yan has completed six full months of satisfactory employment with us prior to the termination of her employment, if Dr. Yan is terminated by us without “cause” or resigns for “good reason” (as each term is defined in Dr. Yan’s employment agreement) after such six-month period, then Dr. Yan will receive a lump sum cash payment equal to six months of her base salary as in effect immediately prior to her termination, and shall also be eligible for the cost of COBRA continuation health coverage for a period of six months following her termination or resignation date unless and until Dr. Yan accepts new employment during this six month period (on which event the COBRA continuation health coverage would cease).

Mr. Allen. If Mr. Allen is terminated by us without “cause” or resigns for “good reason”, then Mr. Allen will receive a lump sum cash payment equal to six months of his base salary as in effect immediately prior to his termination, and shall also be eligible for the cost of COBRA continuation health coverage for a period of six months following his termination or resignation date unless and until Mr. Allen accepts new employment during this six month period (on which event the COBRA continuation health coverage would cease).

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers prior to the completion of this offering. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company as further described under the subsection of this prospectus titled “Differences in Corporate Law—Indemnification of Directors and Executive Officers and Limitation of Liability.”

Equity Incentive Plans

Share Incentive Plan

Our board of directors and shareholders approved our Share Incentive Plan (the Prior Plan) on June 3, 2016, as amended and restated on August 2, 2019, under which we may grant options, restricted share awards, restricted share units, and other share or cash-based awards to eligible participants (collectively, awards). As of December 31, 2020, there were 2,486,733 ordinary shares remaining available for the future grant of awards under our Prior Plan. As of December 31, 2020, there were outstanding options covering a total of 28,377,521 ordinary shares that were granted under our Prior Plan. The material terms of the Prior Plan are set forth below.

Awards. The Prior Plan provides for the grant of options, which for participants in the United States is represented by the grant of incentive options and non-qualified options. Incentive options may be granted only to our employees and to employees of our subsidiaries and are intended to qualify for favorable tax treatment under United States federal tax laws. All other awards may be granted to our employees, consultants or directors, subject to applicable law.

Authorized Shares. Subject to certain equity restructuring events, the aggregate number of ordinary shares that may be issued or transferred pursuant to awards under the Prior Plan will not exceed 30,867,254 ordinary shares. The maximum number of ordinary shares that may be issued pursuant to the exercise of incentive options under our Prior Plan is 18,559,575 ordinary shares.

Ordinary shares subject to awards granted under our Prior Plan that expire, lapse or are terminated, surrendered or cancelled without being exercised in full or that are forfeited back, in whole or part, will revert to and again become available for issuance under the Prior Plan. This includes ordinary shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award.

Administration. Our board of directors, or a duly authorized committee of our board of directors, administers and interprets our Prior Plan, and has the power to, among other things, designate eligible individuals to receive awards, determine the type and number of such awards, determine the terms and conditions of such awards (including the exercise price and vesting schedule), and to adopt rules for the administration of the Prior Plan that are not inconsistent with the terms of our Prior Plan and awards granted thereunder. To the extent administration is delegated to a committee of our board of directors, and with regards to awards granted to directors, then the full board of directors will conduct the general administration of the Prior Plan.

Options. Both incentive options or non-qualified options may be granted pursuant to award agreements under the Prior Plan. The exercise price of options granted under the Prior Plan is determined by the administrator, but may not be less than the fair market value (as defined in the Prior Plan) of a share on the date of grant. Subject to the provisions of the Prior Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, the method of payment of the option exercise price, the option expiration date, and the period following termination of service during which options may remain exercisable.

Tax Limitations on Incentive Options. The aggregate fair market value, determined at the time of grant, of all ordinary shares with respect to incentive options that are exercisable for the first time by an option holder during any calendar year under all of our share incentive plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as non-qualified options. No incentive options may be granted to any person who, at the time of the grant, owns or is deemed to own share capital possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Shares. The administrator is authorized to grant restricted ordinary shares and determine the amount of, and terms and conditions of such restricted ordinary shares, including vesting and applicable restrictions. Restricted ordinary shares may be awarded in consideration for any form of legal consideration that is acceptable to the administrator. If a participant’s service relationship with us ends for any reason, and if no price was paid by such participant for the restricted ordinary shares, we may receive any or all of the ordinary shares held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Restricted Share Units. The administrator is authorized to grant restricted share units to certain eligible individuals, and may determine the terms and conditions of such restricted share units. Restricted share units may be granted in consideration for any form of legal consideration that may be acceptable to the administrator. A restricted share unit may be settled in a form of payment as established by the administrator and permitted by applicable law. Additionally, dividend equivalents may be credited in respect of ordinary shares covered by a restricted share unit. Except as otherwise provided in the applicable award agreement, restricted share units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure that affects our ordinary shares or the share price, such as a share subdivision, or a combination or exchange of ordinary shares, appropriate adjustments will be made to the number and type of ordinary shares that may be issued under the Prior Plan, and the terms and conditions of any outstanding awards, including the number and type of security subject to such outstanding awards.

Corporate Transaction. Our Prior Plan provides that in the event of a corporate transaction, unless otherwise provided in an award agreement or other written agreement between us and the participant, the administrator may take one or more of the following actions with respect to such awards:

•

arrange for the assumption of an award by the surviving or acquiring entity, the replacement of an award with a comparable award of the surviving or acquiring entity, or replaced by the surviving or acquiring entity by a cash incentive program;

•

arrange for outstanding awards to terminate at a specific time in the future and give each effected participant the right to exercise such awards during a period of time as determined by the administrator;

•

provide for the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant’s rights had such award been currently exercisable or payable or fully vested; or

•	arrange for the replacement of awards with other rights or property as selected by the administrator in their sole discretion.

The administrator is not obligated to treat all awards in the same manner and is not obligated to treat all participants in the same manner.

Notwithstanding the foregoing, pursuant to the Prior Plan, in the event that any surviving or acquiring corporation in a corporate transaction does not assume or replace any or all such outstanding awards or substitute similar awards or cash payment rights for such outstanding awards, then such awards will become fully exercisable and all forfeiture restrictions on such awards shall lapse.

Under the Prior Plan, a corporate transaction is generally defined as the consummation, in a single transaction or in a series of related transactions, of: (i) an amalgamation, arrangement or consolidation in which we are not the surviving entity, except for a transaction in which, following such transaction, our shareholders directly or indirectly own fifty percent or more of the surviving entity, (ii) the sale or disposition of at least fifty percent of our outstanding securities through a tender or exchange offer made directly to our shareholders, (iii) a sale, transfer or other disposition of all or substantially all of our assets, (iv) the completion of a voluntary or insolvent liquidation or dissolution of the Company, (v) a merger, consolidation or similar transaction where we do survive the transaction but (a) the ordinary shares outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, (b) our shareholders do not hold fifty percent or more of our voting securities immediately following such transaction, or (c) we issue new voting securities in connection with such transaction such that our shareholders no longer hold more than fifty percent of the voting securities of the Company, or (vi) acquisition of beneficial ownership of more than fifty percent of the total combined voting power of our outstanding securities.

Plan Amendment or Termination. Subject to NYSE listing rules applicable to the Company and certain amendments requiring approval of our shareholders, the administrator may amend the Prior Plan at any time. The Prior Plan will terminate on August 1, 2029 and may be terminated prior to that date by the administrator.

2021 Equity Incentive Plan

Our board of directors adopted our 2021 Equity Incentive Plan (the 2021 Plan) in                2021 and our shareholders approved our 2021 Plan in                2021. Our 2021 Plan provides for the grant of incentive share options (ISOs) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory share options (NSOs), share appreciation rights, restricted share awards, restricted share unit awards, performance awards and other forms of share awards to employees, directors, and consultants, including employees and consultants of our affiliates. Our 2021 Plan is a successor to and continuation of our Prior Plan, and will become effective immediately prior to and contingent upon on the execution of the underwriting agreement related to this offering.

Authorized Shares. Initially, the maximum number of ordinary shares that may be issued under our 2021 Plan after it becomes effective will be                shares, which is the sum of (i)                new shares; plus (ii) the number of shares that remain available for issuance under our Prior Plan at the time our 2021 Plan becomes effective; and (iii) any shares subject to outstanding share options or other share awards that were granted under our Prior Plan that are forfeited, terminate, expire or are otherwise not issued. In addition, the number of ordinary shares reserved for issuance under our 2021 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022 (assuming the 2021 Plan becomes effective in 2021) through January 1, 2031, in an amount equal to    % of the total number of shares of our share capital outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of ordinary shares that may be issued on the exercise of incentive share options under our 2021 Plan is                .

Shares subject to share awards granted under our 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2021 Plan. Additionally, shares become available for future grant under our 2021 Plan if they were issued under share awards under our 2021 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a share award or to satisfy the tax withholding obligations related to a share award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2021 Plan. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified share awards and (ii) determine the number of shares subject to such share awards. Under our 2021 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of share awards, if any; the number of shares subject to each share award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

•	Under the 2021 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Options. ISOs and NSOs are granted under share option agreements adopted by the plan administrator. The plan administrator determines the exercise price for options, within the terms and conditions of the 2021 Plan, provided that the exercise price of an option generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. Options granted under the 2021 Plan vest at the rate specified in the share option agreement as determined by the plan administrator.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our ordinary shares with respect to ISOs that are exercisable for the first time by an option holder during any calendar year under all of our share incentive plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own shares possessing more than 10% of our total combined voting power or that of any of our affiliates unless (i) the option exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant; and (ii) the option is not exercisable after the expiration of five years from the date of grant.

Restricted Share Unit Awards. Restricted share units are granted under restricted share unit award agreements adopted by the plan administrator. Restricted share units may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted share unit may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted share unit agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted share unit. Except as otherwise provided in the applicable award agreement, restricted share units that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Share Awards. Restricted share awards are granted under restricted share award agreements adopted by the plan administrator. A restricted share award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted share awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the ordinary shares by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Share Appreciation Rights. Share appreciation rights are granted under share appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a share appreciation right, which generally cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. A share appreciation right granted under the 2021 Plan vests at the rate specified in the share appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2021 Plan permits the grant of performance-based share and cash awards. The plan administrator may structure awards so that the shares, cash, or other property will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. The performance criteria that will be used to establish such performance goals may be based on any measure of performance selected by the plan administrator. The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding ordinary shares by reason of any share dividend or split, share repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (9) to exclude the effects of share based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; and (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Share Awards. The plan administrator may grant other awards based in whole or in part by reference to our ordinary shares. The plan administrator will set the number of shares under the share award and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including share awards granted and cash fees paid by us to such non-employee director, will not exceed $                in total value, or in the event such non-employee director is first appointed or elected to the board during such annual period, $                in total value (in each case, calculating the value of any such share awards based on the grant date fair value of such share awards for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2021 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of incentive share options, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding share awards.

Corporate Transactions. The following applies to share awards under the 2021 Plan in the event of a corporate transaction, unless otherwise provided in a participant’s share award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any share awards outstanding under the 2021 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the share award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such share awards, then with respect to any such share awards that are held by participants whose continuous service has not terminated prior to the effective time of the transaction, or current participants, the vesting (and exercisability, if applicable) of such share awards will be accelerated in full to a date prior to the effective time of the transaction (contingent upon the effectiveness of the transaction), and such share awards will terminate if not exercised (if applicable) at or prior to the effective time of the transaction, and any reacquisition or repurchase rights held by us with respect to such share awards will lapse (contingent upon the effectiveness of the transaction). With respect to performance awards with multiple vesting levels depending on performance level, unless otherwise provided by an award agreement or by the administrator, the award will accelerate at 100% of target. If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such share awards, then with respect to any such share awards that are held by persons other than current participants, such awards will terminate if not exercised (if applicable) prior to the effective time of the transaction, except that any reacquisition or repurchase rights held by us with respect to such share awards will not terminate and may continue to be exercised notwithstanding the transaction. The plan administrator is not obligated to treat all share awards or portions of share awards in the same manner and is not obligated to take the same actions with respect to all participants.

In the event a share award will terminate if not exercised prior to the effective time of a transaction, the plan administrator may provide, in its sole discretion, that the holder of such share award may not exercise such share award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the share award over (ii) any exercise price payable by such holder in connection with such exercise.

Change in Control. In the event of a change in control, as defined under our 2021 Plan, awards granted under our 2021 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Under our 2021 Plan, a corporate transaction is defined to include: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the ordinary shares outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder. Under the 2021 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding shares; (2) a merger, consolidation or similar transaction in which our shareholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity); (3) the approval by the shareholders or the board of directors of a plan of complete dissolution or liquidation of the company, or the occurrence of a complete dissolution or liquidation of the company, except for a liquidation into a parent corporation; (4) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our shareholders; and (5) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer share awards under our 2021 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2021 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders. No incentive share options may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No share awards may be granted under our 2021 Plan while it is suspended or after it is terminated.

2021 Employee Share Purchase Plan

Our board of directors adopted, and our shareholders approved, our 2021 Employee Share Purchase Plan (ESPP) in                , 2021. The ESPP will become effective immediately prior to and contingent upon the execution of the underwriting agreement related to this offering. The purpose of the ESPP is to secure and retain the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve. Following this offering, the ESPP authorizes the issuance of ordinary shares under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of ordinary shares reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2022 (assuming the ESPP becomes effective in 2021) through January 1, 2031, by the lesser of (i)    % of the total number of shares of our ordinary shares outstanding on the last day of the calendar month before the date of the automatic increase; and (ii)                shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii). As of the date hereof, no ordinary shares have been purchased under the ESPP.

Administration. Our board of directors, or a duly authorized committee thereof, will administer our ESPP. Our board of directors may delegate concurrent authority to administer the ESPP to our compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase ordinary shares on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which ordinary shares will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to    % of their earnings (as defined in the ESPP) for the purchase of our ordinary shares under the ESPP. Unless otherwise determined by our board of directors, ordinary shares will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (i) 85% of the fair market value of an ordinary share on the first date of an offering; or (ii) 85% of the fair market value of an ordinary share on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year; or (ii) continuous employment with us or one of our affiliates for a minimum period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our ordinary shares based on the fair market value per share of our ordinary shares at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding share capital measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a share split, merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (i) the number of shares reserved under the ESPP; (ii) the maximum number of shares by which the share reserve may increase automatically each year; (iii) the number of shares and purchase price of all outstanding purchase rights; and (iv) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale of all or substantially all of our assets; (ii) the sale or disposition of more than 50% of our outstanding securities; (iii) the consummation of a merger or consolidation where we do not survive the transaction; and (iv) the consummation of a merger or consolidation where we do survive the transaction but the ordinary shares outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our shares under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our ordinary shares within ten business days before such corporate transaction, and such purchase rights will terminate immediately.

ESPP Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain shareholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

The following table summarizes, as of December 31, 2020, the options granted under our share incentive plans including to our executive officers and directors, excluding awards that were forfeited or cancelled after the relevant grant dates. Except as noted below, as of December 31, 2020, none of our directors held options to purchase ordinary shares.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Feng Tian, Ph.D.	*	1.316	June 3, 2016	June 3, 2026
Feng Tian, Ph.D.	4,217,003	1.316	August 2, 2019	August 2, 2029
Feng Tian, Ph.D.	7,384,607	1.220	December 27, 2020	December 27, 2030
Feng Tian, Ph.D.	*	1.220	December 27, 2020	December 27, 2030
Gary Yeung, M.B.A., C.F.A.	3,199,997	1.220	December 27, 2020	December 27, 2030
Gary Yeung, M.B.A., C.F.A.	*	1.220	December 27, 2020	December 27, 2030
Simon Allen, M.B.A.	*	1.316	August 2, 2019	August 2, 2029
Simon Allen, M.B.A.	*	1.220	December 27, 2020	December 27, 2020
Joy Yan, M.D., Ph.D.	*	1.220	December 27, 2020	December 27, 2020
Other Grantees	11,617,642	1.316 (June 3, 2016 through July 20, 2020) 1.22 (July 21, 2020 through December 27, 2020)	From June 3, 2016	Ten years from date of award
Total	34,287,751

*	Less than 1% of our total outstanding ordinary shares on an as-converted basis.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2020 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 193,681,558 ordinary shares outstanding as of December 31, 2020, after giving effect to the automatic conversion of all outstanding preferred shares into ordinary shares upon the closing of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2020, including through the exercise of any option or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except as otherwise indicated, the business addresses of the persons listed in the table is c/o Ambrx Biopharma Inc., 10975 North Torrey Pines Road, La Jolla, California 92037.

	Number of Ordinary Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% or Greater Shareholders:
HOPU Reunion Company Limited(1)	38,952,409	20.1%
Entities affiliated with WuXi(2)	29,267,687	15.1
Fosun Industrial Co., Limited(3)	13,528,140	7.0
FMR LLC(4)	18,232,086	9.4
Entities affiliated with Blackrock, Inc.(5)	15,193,405	7.8
Entities affiliated with Cormorant(6)	12,154,724	6.3
HBM Healthcare Investments (Cayman) Ltd.(7)	12,154,724	6.3
Amino Essential Limited(8)	10,513,836	5.4
Executive Officers and Directors:
Feng Tian Ph.D.(9)	5,766,360	2.9
Xiaowei Chang, C.F.A.	—	*
Xiao Le	—	*
Chris Nolet, C.P.A.—Retired	—	*
Gary Yeung, C.F.A., M.B.A.	—	*
Simon Allen, M.B.A.(10)	555,820	*
Joy Yan, M.D., Ph.D.(11)	649,039	*
All current executive officers and directors as a group (7 persons)(12)	6,971,219	3.5%

*	Represents beneficial ownership of less than 1% of our total outstanding shares.
(1)

Consists of 38,952,409 Series A preferred shares held by HOPU Reunion Company Limited. The address for HOPU Reunion Company Limited is Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

(2)

Consists of (i) 7,996,920 Series A preferred shares held by Wuxi AppTec (Hong Kong) Holding Limited, (ii) 11,195,141 Series A Preferred shares held by Wuxi PharmaTech Healthcare Fund I L.P. and (iii) 10,075,626 Series B preferred shares held by Wuxi PharmaTech Healthcare Fund I L.P. The address for WuXi AppTec (Hong Kong) Holding Limited and WuXi PharmaTech Healthcare Fund I, L.P. is 288 Fute Zhong Road, Pudong New Area, Shanghai 200131, China.

(3)	Consists of 13,528,140 Series A preferred shares held by Fosun Industrial Co., Limited. The address for Fosun Industrial Co., Limited is Building A, No. 1289 Yishan Road, Shanghai 200233, China.
(4)

Consists of (i) 238,688 Series A preferred shares held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 1,353,862 Series A preferred shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 1,369,896 Series A preferred shares held by Fidelity Growth Company Commingled Pool, (iv) 236,166 Series A preferred shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (v) 4,797,917 Series A preferred shares held by Fidelity Select Portfolios: Biotechnology Portfolio, (vi) 1,599,306 Series A preferred shares Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund, (vii) 214,819 Series B preferred shares held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (viii) 1,218,475 Series B preferred shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (ix) 1,232,907 Series B preferred shares held by Fidelity Growth Company Commingled Pool, (x) 212,549 Series B preferred shared held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (xi) 4,318,126 Series B preferred shares held by Fidelity Select Portfolios: Biotechnology Portfolio and (xii) 1,439,375 Series B preferred shares held by Fidelity Advisor Biotechnology Fund. The address for Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund is 140 Broadway New York, NY 10005. The address for Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund is 500 Grant Street Aim 151-2700 Pittsburgh, PA 15258. The address for Fidelity Growth Company Commingled Pool is 140 Broadway New York, New York 10005. The address for Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund is 500 Grant Street Aim 151-2700 Pittsburgh, PA 15258. The address for Fidelity Select Portfolios: Biotechnology Portfolio is 140 Broadway New Work, New York 10005. The address for Fidelity Advisor Series VII: Fidelity Advisor Biotechnology Fund is PO Box 5756 Boston, Massachusetts 02206. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (Fidelity Funds) advised by Fidelity Management & Research Company (FMR Co), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(5)

The registered holders of the referenced shares are funds and accounts under management by subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 60 State Street, 19th/20th Floor, Boston, Massachusetts 02109.

(6)

Consists of (i) 1,191,803 Series A preferred shares held by Cormorant Global Healthcare Master Fund, LP (Cormorant Master Fund), (ii) 5,120,337 Series A preferred shares held by Cormorant Private Healthcare Fund III, LP (Cormorant III), (iii) 85,083 Series A preferred shares held by CRMA SVP, L.P. (CRMA), (iv) 1,072,622 Series B preferred shares held by Cormorant Master Fund, (v) 4,608,304 Series B preferred shares held by Cormorant III, and (v) 76,575 Series B preferred shares held by CRMA. Cormorant Global Healthcare GP, LLC (Global GP) is the general partner of Cormorant Master Fund and Cormorant Private Healthcare GP III, LLC (Private GP) is the general partner of Cormorant III. Bihua Chen serves as the managing member of both Global GP and Private GP. Cormorant Asset Management LP (Cormorant Management) serves as the investment manager to Cormorant Master Fund, Cormorant III and CRMA, and Ms. Chen serves as the managing member of Cormorant Asset Management. Ms. Chen may be deemed to beneficially own the shares held by the Cormorant Funds. The address for Ms. Chen and Cormorant Master Fund, Cormorant III, and CRMA is 200 Clarendon Street 52nd Floor Boston, Massachusetts 02116. The foregoing information is based on a Form D filed On July 14, 2020, a Schedule 13G filed on June 4, 2018 and information known to us.

(7)

Consists of (i) 6,397,223 Series A preferred shares and (ii) 5,757,501 Series B preferred shares held by HBM Healthcare Investments (Cayman) Ltd. The address for HBM Healthcare Investments (Cayman) Ltd. is Governors Square, Suite #4-212-2, 23 Lime Tree Bay Avenue. PO Box 30852, Grand Cayman, KY1-1204, Cayman Islands.

(8)

Consists of (i) 5,533,598 Series A preferred shares and (ii) 4,980,238 Series B preferred shares held by Amino Essential Limited. The address for Amino Essential Limited is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(9)	Consists of (i) 1,530,000 Series A preferred shares and (ii) 4,236,360 ordinary shares underlying options that are exercisable 60 days within December 31, 2020.
(10)	Consists 555,820 ordinary shares underlying options that are exercisable 60 days within December 31, 2020.
(11)

Consists of (i) 15,993 Series A preferred shares, (ii) 14,394 Series B preferred shares and (iii) 618,652 ordinary shares underlying options that are exercisable 60 days within December 31, 2020. Dr. Yan and her spouse have shared voting and investment power over such shares.

(12)

Consists of (i) 1,545,993 Series A preferred shares, (ii) 14,394 Series B preferred shares and (iii) 5,410,832 that all employees and directors as a group have the right to acquire within 60 days within December 31, 2020 pursuant to the exercise of options.

As of December 31, 2020, 170,000 of our ordinary shares were held by one record holder in the United States and 76,505,071 preferred shares were held by 27 record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Each of our shareholders is entitled to one vote per ordinary share. None of the holders of our shares will have different voting rights from other holders of shares after the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a summary of transactions since January 1, 2018 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the “Management—Compensation of Directors and Executive Officers” and “Management—Employment Agreements and Indemnification Agreements.”

Equity Financings

April 2018 Ordinary Share Financing

In April 2018, we entered into a common stock subscription agreement and a share transfer agreement with various investors. On September 12, 2018, we effected a 10-for-1 share subdivision, following which each of our issued and unissued ordinary shares was subdivided into ten ordinary shares. As adjusted for the 10-for-1 share subdivision, (i) pursuant to the stock subscription agreement, we issued an aggregate of 2,806,550 ordinary shares at a price per share of $2.10775 for aggregate gross proceeds of approximately $5.9 million and (ii) pursuant the share transfer agreement, HOPU and an affiliate purchased an aggregate of 59,850,010 ordinary shares at a price per share of $1.00 for aggregate gross proceeds of approximately $59.9 million from certain of our investors. In November 2020, in connection with the Series B preferred share financing described below, we re-designated all shares of ordinary shares then outstanding into Series A preferred shares (other than 170,000 ordinary shares held by a single shareholder which remained ordinary shares) by issuing one share of Series A preferred for each ordinary share.

The table below sets forth the number of ordinary shares (which are now Series A preferred shares as described above) purchased by our executive officers, directors, holders of more than 5% of our share capital and their affiliated entities or immediate family members. Each Series A preferred share in the table below will automatically convert into one share of our ordinary shares immediately prior to the closing of this offering.

Purchases of Ordinary Shares

	Ordinary Shares (Re-designated as Series A Preferred Shares)		Aggregate Purchase Price
5% or Greater Shareholders:
HOPU Reunion Company Limited(1)	889,630	*	$1,875,117.63
Fosun Industrial Co., Limited	1,000,840	*	$2,109,520.51
Persons and entities affiliated with WuXi(2)	444,820	*	$937,569.36

(1)	Xiaowei Chang, a member of our board of directors, serves as a Vice President of HOPU Investments, an affiliate of HOPU Reunion Company Limited.
(2)

Xiao Le, a member of our board of directors, serves as Director of M&A and Strategic Investments at Wuxi AppTec Co., Ltd., the parent company of Wuxi AppTec (Hong Kong) Holding Limited and Wuxi PharmaTech Healthcare Fund I L.P.

(*)	Gives effect to the 10-for-1 share subdivision effected on September 12, 2018.

Purchases of Ordinary Shares by HOPU from Ambrx Shareholders

	Ordinary Shares (Re-designated as Series A Preferred Shares)		Aggregate Purchase Price
5% or Greater Shareholders:
Fosun Industrial Co., Limited	34,657,700	*	$34,657,700
Persons and entities affiliated with WuXi(1)	12,447,900	*	$12,447,900

(1)

Xiao Le, a member of our board of directors, serves as Director of M&A and Strategic Investments at Wuxi AppTec Co., Ltd., the parent company of Wuxi AppTec (Hong Kong) Holding Limited and Wuxi PharmaTech Healthcare Fund I L.P.

(*)	Gives effect to the 10-for-1 share subdivision effected on September 12, 2018.

Series B Preferred Share Financing

In November 2020, we entered into a Series B preferred share purchase agreement with various investors, pursuant to which (i) we issued an aggregate of 57,575,008 Series B preferred shares at a price per share of $1.7368647 for aggregate gross proceeds of $100.0 million and (ii) HOPU sold an aggregate of 63,972,231 Series A preferred shares to the participating investors at a price per share of $1.5631782 for aggregate gross proceeds of $100.0 million. Pursuant to this transaction, HOPU’s ownership in us decreased from 75.6% to 20.1%.

The tables below set forth the number of Series A preferred shares and Series B preferred shares purchased by our executive officers, directors, holders of more than 5% of our share capital and their affiliated entities or immediate family members. Each Series A preferred share and Series B preferred share in the tables below will automatically convert into one ordinary share immediately prior to the closing of this offering.

Purchases of Series B Preferred Shares

	Series B Preferred Shares	Aggregate Purchase Price
5% or Greater Shareholders:
Persons and entities affiliated with WuXi(1)	10,075,626	$17,499,999.13
FMR LLC	8,636,251	$14,999,999.50
Entities affiliated with Blackrock, Inc.	7,196,876	$12,499,999.88
Entities affiliated with Cormorant	5,757,501	$10,000,000.25
HBM Healthcare Investments (Cayman) Ltd.	5,757,501	$10,000,000.25
Amino Essential Limited	4,980,238	$8,649,999.58
Executive Officers and Directors:
Joy Yan, M.D., Ph.D.	14,394	$25,000.44

(1)

Xiao Le, a member of our board of directors, serves as Director of M&A and Strategic Investments at Wuxi AppTec Co., Ltd., the parent company of Wuxi AppTec (Hong Kong) Holding Limited and Wuxi PharmaTech Healthcare Fund I L.P.

Purchases of Series A Preferred Shares from HOPU

	Series A Preferred Shares	Aggregate Purchase Price
5% or Greater Shareholders:
Persons and entities Affiliated with WuXi(1)	11,195,141	$17,500,000.36
FMR LLC	9,595,835	$15,000,000.08
Entities affiliated with Blackrock, Inc.	7,996,529	$12,499,999.81
Entities affiliated with Cormorant	6,397,223	$9,999,999.53
HBM Healthcare Investments (Cayman) Ltd.	6,397,223	$9,999,999.53
Amino Essential Limited	5,533,598	$8,649,999.76
Executive Officers and Directors:
Joy Yan, M.D., Ph.D.	15,993	$24,999.91

(1)

Xiao Le, a member of our board of directors, serves as Director of M&A and Strategic Investments at Wuxi AppTec Co., Ltd., the parent company of Wuxi AppTec (Hong Kong) Holding Limited and Wuxi PharmaTech Healthcare Fund I L.P.

Shareholders Agreement

In connection with our Series B preferred share financing, we entered into a shareholders agreement containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other rights and obligations, with certain holders of our share capital. The holders of more than 5% of our share capital listed above are parties to these agreements. Our executive officers and directors who are parties to these agreements or who are related to parties to these agreements are Feng Tian, Ph.D., Xiaowei Chang, Simon Allen and Joy Yan, M.D., Ph.D.

This agreement will terminate upon the closing of this offering, except for the registration rights, which will terminate upon the earliest of (i) the closing of a deemed liquidation event, as defined in our amended and restated articles of association, as currently in effect, (ii) with respect to each shareholder, the date when such shareholder can sell all of its registrable shares without limitation during a three-month period without registration pursuant to Rule 144 (Rule 144) of the Securities Act of 1933, as amended (Securities Act), or another similar exemption under the Securities Act, and (iii) five years after the completion of this offering. For a description of the registration rights, see “Description of Share Capital—Registration Rights.”

Services Agreement with WuXi AppTec

In February 2017, we entered into a Master Services Agreement with WuXi AppTec (Hong Kong) Holding Limited (WuXi AppTec), an entity affiliated with holders of more than 5% of our capital stock. Pursuant to the services agreement, WuXi AppTec provides us with certain testing and research services as we may request from time to time. We pay WuXi AppTec mutually-agreed upon fees for the services provided under the services agreement and we have the right to terminate some or all of the services upon notice to Wuxi AppTec. Services provided for under the services agreement are priced on an arm’s length basis in line with pricing for comparable services provided to other clients. The services agreement includes typical industry terms for a long-term services arrangement, including terms related to termination rights, indemnification and limitation of liability.

Options to Purchase Ordinary Shares Granted to Directors and Executive Officers

We have granted options to purchase ordinary shares to certain of our directors and executive officers. For more information regarding the options to purchase ordinary shares granted to our directors and named executive officers see “Management—Compensation of Directors and Executive Officers.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, and intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. For more information see “Management—Employment Agreements and Indemnification Agreements.”

Policies and Procedures for Related Person Transactions

Prior to this offering, we have not had a formal policy regarding approval of transactions with related parties. In connection with this offering, we will adopt a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands (Companies Act), and the common law by the Cayman Islands.

Upon the closing of this offering, our authorized share capital will be $                divided into                  shares,                 of which (i)                are designated as ordinary shares, par value of $0.0001 per share and (ii)                  of such class or classes (however designated) of shares, as our board of directors may determine in accordance with our amended and restated memorandum and articles of association.

As of December 31, 2020, we had 170,000 ordinary shares, 135,936,550 Series A preferred shares and 57,575,008 Series B preferred shares issued and outstanding. All of our shares issued and outstanding prior to the completion of this offering are fully paid, and all of our shares to be issued in this offering will be issued as fully paid. Immediately prior to the closing of this offering, all of our outstanding preferred shares will be automatically converted and re-designated into an aggregate of                ordinary shares.

Following this offering, our board of directors may, without further action by our shareholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of                 other shares, including preference shares, in one or more classes or series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our ordinary shares. The issuance of our other shares, including potentially preference shares, could adversely affect the voting power of holders of ADSs and ordinary shares and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of other shares, including preference shares, could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the completion of this offering, no preference shares will be outstanding, and we have no present plan to issue any preference shares.

Amended and Restated Memorandum and Articles of Association

Our shareholders intend to adopt an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the amended and restated memorandum and articles of association that we expect become effective immediately prior to completion of this offering, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended memorandum and restated articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, we may pay a dividend out of either profit or the credit standing in our share premium account, provided that in no circumstances may a dividend be paid if this would result in our inability to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of our ordinary shares are entitled to one vote per share. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board of directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election to our board of directors at the annual general meeting are required to deliver notice not later than the 90th day nor earlier than the 120th day prior to the scheduled date of the annual general meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Our ordinary shares are not subject to redemption provisions. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares issued and outstanding or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights;

•	the rights and terms of redemption and liquidation preferences; and

•	any other powers, preferences and relative, participating, optional and other special rights.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited consolidated financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering, that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our amended and restated articles of association provide that no action shall be taken by the shareholders except at an annual or extraordinary general meeting called in accordance with our amended and restated articles of association and no action shall be taken by the shareholders by written consent or electronic transmission.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings. See “Our Amended and Restated Memorandum and Articles of Association-General Meetings of Shareholders” for more information on the rights of our shareholders’ rights to put proposals before the annual general meeting.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed only for cause by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of the events that have changed the number of our share capital since January 1, 2018.

•

In April 2018, we issued an aggregate of 1,0000,840 ordinary shares to Fosun Industrial Co., Limited; 889,630 ordinary shares to HOPU Reunion Company Limited; 444,820 ordinary shares to Ally Gloss Limited; 444,820 ordinary shares to WuXi AppTec (Hong Kong) Holding Limited; and 26,440 ordinary shares to LQP Investment Limited.

•	From January 1, 2019 to December 31, 2019, we issued options to purchase an aggregate of 8,570,436 ordinary shares to employees with an exercise price of $1.316.

•

From January 1, 2020 to December 31, 2020, we issued options to purchase an aggregate of 1,112,150 ordinary shares to employees with an exercise price of $1.316 and options to purchase an aggregate of 16,901,615 ordinary shares to employees with an exercise price of $1.220.

•	In November 2020, we issued an aggregate of 57,575,008 Series B preferred shares to various investors at a price per share of $1.7368647 for gross proceeds of $100.0 million.

•

In November 2020, in connection with our Series B preferred share financing, we re-designated all of our ordinary shares outstanding into Series A preferred shares (other than 170,000 ordinary shares held by a single shareholder).

Options

As of December 31, 2020, there were options to purchase 28,377,521 ordinary shares outstanding with a weighted-average exercise price of $1.26 per share. The options generally lapse after 10 years from date of grant.

Registration Rights

Upon the closing of this offering and the conversion of all of our preferred shares into ordinary shares, holders of                ordinary shares, which we refer to as registrable securities, or their transferees will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act pursuant to a shareholders’ agreement by and among us and certain of our shareholders, until such shares can otherwise be sold without restriction under Rule 144, or until the rights otherwise terminate pursuant to the terms of the shareholders’ agreement. The registration of our ordinary shares as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

If at any time beginning 180 days after the closing date of this offering the holders of a majority of the registrable securities request in writing that we effect a registration with respect to at least 20% of the holders of the registrable securities then outstanding request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $10.0 million, we may be required to register their ordinary shares. We are obligated to effect at most three registrations in response to these demand registration rights.

If at any time after we become entitled under the Securities Act to register securities on a registration statement on Form F-3, 10% of the holders of the registrable securities then outstanding request in writing that we effect a registration with respect to registrable securities at an aggregate price to the public in the offering of at least $10.0 million, we will be required to file such registration statement as soon as practicable after the date of such request; provided, however, that we will not be required to effect such a registration if, within any twelve-month period, we have already effected two registrations on Form F-3 for the holders of registrable securities.

If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Ordinarily, other than selling expenses, we will be required to pay all expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of our counsel; and reasonable fees and disbursements of a counsel for the selling shareholders up to $50,000.

The registration rights terminate upon the earliest of (i) the closing of a liquidation event, as defined in our amended and restated articles of association, or, with respect to the registration rights of an individual holder, (ii) when the holder can sell all of such holder’s registrable securities in a three-month period without restriction under Rule 144 under the Securities Act or (iii) upon the fifth anniversary of the closing of this offering.

Listing

We intend to apply to list the ADSs on the NYSE under the trading symbol “AMAM.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

            , as depositary, will issue the American depositary share(s) (ADS(s)) which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number of our ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as a holder of American depositary receipt(s) that evidence the ADSs (ADR(s)) and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time.

The depositary’s office is located at                .

The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner of ADSs is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner of ADSs and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of                to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)

if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth                , the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters,

•	all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Cayman Islands law, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities.

To the extent that (i) we have provided the depositary with at least 35 days’ notice of the proposed meeting, (ii) the voting notice will be received by all ADR holders and beneficial owners no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (iii) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (i) we inform the depositary in writing (and we agree to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (ii) the depositary has obtained an opinion of counsel, in form and substance satisfactory to the depositary, confirming that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands, (c) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands, and (iv) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under the laws, rules or regulations of the Cayman Islands.

The depositary may from time to time access information available to it to consider whether any of the circumstances described above exist, or request additional information from us in respect thereto. By taking any such action, the depositary shall not in any way be deemed or inferred to have been required, or have had any duty or responsibility (contractual or otherwise), to monitor or inquire whether any of the circumstances described above existed. In addition to the limitations provided for in the deposit agreement, ADR holders and beneficial owners are advised and agree that (i) the depositary will rely fully and exclusively on us to inform it of any of the circumstances set forth above, and (ii) neither the depositary, the custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described above exist and/or whether we complied with our obligation to timely inform the depositary of such circumstances. Neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners (i) as a result of our failure to determine that any of the circumstances described above exist or our failure to timely notify the depositary of any such circumstances or (ii) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of shares. Because there is no guarantee that ADR holders and beneficial owners will receive the notices described above with sufficient time to enable such ADR holders or beneficial owners to return any voting instructions to the depositary in a timely manner, ADR holders and beneficial owners may be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us in such circumstances, and neither the depositary, the custodian nor any of their respective agents shall incur any liability to ADR holders or beneficial owners in such circumstances.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, regulation, or requirement of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under Cayman Islands law and our constitutional documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constitutional documents, the depositary will refrain from voting and the voting instructions received by the depositary from ADR holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by ADR holders or beneficial owners.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of shares regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADR for transfers of certificated or direct registration ADRs;

•	a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/share dividend offered, pursuant to the deposit agreement;

•

an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•	share transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within (the Bank) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (i) a published benchmark rate, or (ii) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of                . Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on                . Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on                will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the SAT Circular 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners, by holding or owning, or having held or owned, an ADR, the ADR holder thereof (and prior ADR holder thereof) acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or former beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than share transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (i) the ADSs to be registered on Form F-6 under the Securities Act or (ii) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary.

After the date so fixed for termination, (i) all direct registration ADRs shall cease to be eligible for the direct registration system and shall be considered ADRs issued on the ADR register maintained by the depositary and

(ii) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (i) instruct its custodian to deliver all shares to us along with a general share power that refers to the names set forth on the ADR register maintained by the depositary and (ii) provide us with a copy of the ADR register maintained by the depositary. Upon receipt of such shares and the ADR register maintained by the depositary, we have agreed to use our best efforts to issue to each registered ADR holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR register maintained by the depositary in such registered ADR holder’s name and to deliver such Share certificate to the registered ADR holder at the address set forth on the ADR register maintained by the depositary. After providing such instruction to the custodian and delivering a copy of the ADR register to us, the depositary and its agents will perform no further acts under the deposit agreement or the ADRs and shall cease to have any obligations under the deposit agreement and/or the ADRs.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any share transfer or other tax or other governmental charge, (ii) any share transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no disclaimer of liability under the Securities Act is intended by any of the limitations of liabilities provisions of the deposit agreement. The deposit agreement provides that each of us, the depositary and our respective agents will:

•

incur or assume no liability (including, without limitation, to holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•

incur or assume no liability (including, without limitation, to holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•

incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

•

in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve it in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be requested;

•

not be liable (including, without limitation, to holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, us; or

•

may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in

connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, Hong Kong, the People’s Republic of China, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, or deemed to be given pursuant to the terms of the deposit agreement, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy (or deemed to have been instructed pursuant to the terms of the deposit agreement), or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation holders or beneficial owners of ADRs and ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Exchange Act, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADRs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed at any time or from time to time, when deemed expedient by the depositary or, in the case of the issuance book portion of the ADR Register, when reasonably requested by the Company solely in order to enable the Company to comply with applicable law.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR or ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•

acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, beneficial owners and/or their respective affiliates may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (a) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (b) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Governing Law

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the internal laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each irrevocably agree that any legal suit, action or proceeding against or involving ADR holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may be instituted in a state or federal court in New York, New York, irrevocably waive any objection which you may have to the laying of venue of any such proceeding, and irrevocably submit to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving the depositary brought by ADR holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York.

Notwithstanding the foregoing, (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and beneficial owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (ii) the depositary may in its sole discretion require, by written notice to the relevant party or parties, that any dispute, suit, action, controversy, claim or proceeding against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and beneficial owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

SHARES AND ADSS ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                ADSs outstanding, representing approximately     % of our outstanding ordinary shares, after giving effect to the automatic conversion of all outstanding preferred shares into                 ordinary shares upon the closing of this offering, and assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

For a period of 180 days after the date of this prospectus, we have agreed, subject to certain exceptions, not to directly or indirectly pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, except in this offering, any of our ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC, and BofA Securities, Inc. See “Underwriting” for additional information.

Furthermore, each of our directors, executive officers and substantially all of the holders of our outstanding share capital have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares represented by ADSs sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 180 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal                 ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act. Accordingly, restricted securities may be sold in offshore transactions in compliance with Regulation S.

TAXATION

The following is a general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. To the extent that the discussion below relates to matters of Cayman Islands tax law, it is the opinion of Harney Westwood & Riegels, our Cayman Islands counsel. To the extent that the discussion below relates to matters of United States federal income tax law, it is the opinion of Cooley LLP, our United States counsel. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. You should consult your tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

No other taxes are likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.

Material U.S. Federal Income Tax Consequences to U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase ADSs pursuant to this offering and hold such ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ADSs as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons who received their ADSs as compensatory payments, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of our shares by vote or value, persons who are subject to special tax accounting under Section 451(b) of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities and arrangements that are classified as partnerships for U.S. federal income tax purposes, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of ADSs that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ADSs, the U.S. federal income tax consequences relating to an investment in the ADSs will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of ADSs.

Persons considering an investment in ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company (PFIC) for any taxable year in which either (1) at least 75% of its gross income is “passive income”, (PFIC income test), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, (PFIC asset test). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on our consolidated financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not believe we were a PFIC for the taxable year ending December 31, 2020 and do not anticipate being a PFIC for our current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our cash and other liquid assets. If we are a PFIC in any taxable year during which a U.S. Holder owns ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ADSs, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds ADSs, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ADSs, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ADSs. If the election is made, the U.S. Holder will be deemed to sell the ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ADSs would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ADSs if such U.S. Holder makes a valid “mark-to-market” election for our ADSs. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our ADSs will be marketable stock as long as they remain listed on the NYSE and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income for each taxable year of the U.S. holder, the excess of the fair market value of ADSs held at the end of such taxable year over the adjusted tax basis of such ADSs. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ADSs over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in ADSs would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the ADSs.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (QEF) election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ADSs and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ADSs of a PFIC.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our ADSs in the foreseeable future. However, if we make a distribution contrary to the expectation, subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ADSs generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ADSs. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ADSs, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, Cayman Island taxes withheld on any distributions on ADSs may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Distributions on ADSs that are treated as dividends generally will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation to non-corporate U.S. Holders at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (ii) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. Our ADSs will generally be considered to be readily tradable on an established securities market in the United States for so long as they are listed on the NYSE. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ADSs in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ADSs. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ADSs were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ADSs will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ADSs. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in ADSs.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “—Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of ADSs may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding (currently at a rate of 24%) may apply to amounts subject to reporting if the holder (1) fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption (usually on IRS Form W-9), or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ADSS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered as a Tax Resident Enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the

“de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in China.

We believe that we should not be considered as a PRC resident enterprise for PRC tax purposes as (i) we are incorporated outside of China and not controlled by a PRC enterprise or PRC enterprise group; and (ii) we do not meet all of the conditions above. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that PRC tax authorities will ultimately not take a different view.

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, our worldwide income could be subject to 25% enterprise income tax; and any dividends payable to non-resident enterprise holders of our ordinary shares or ADSs may be treated as income derived from sources within China and therefore, subject to a 10% withholding tax (or 20% in the case of non-resident individual holders) unless an applicable income tax treaty provides otherwise. In addition, capital gains realized by non-resident enterprise shareholders (including our ADS holders) upon the disposition of our ordinary shares or ADSs may be treated as income derived from sources within PRC and therefore, subject to 10% income tax (or 20% in the case of non-resident individual shareholders or ADS holders) unless an applicable income tax treaty provides otherwise. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a “resident enterprise” of China under the PRC Enterprise Income Tax Law, we and our non-PRC shareholders could be subject to unfavorable tax consequences, and our business, financial condition and results of operations could be materially and adversely affected.”

In accordance with the Public Announcement on Several Issues Concerning Enterprise Income Tax for Indirect Transfer of Assets by Non-Resident Enterprises issued on February 3, 2015 and modified in 2017 by the SAT (the Circular 7), the PRC tax authorities heightened scrutiny on indirect transfers, by a non-resident enterprise, of assets (including equity interests) of a PRC resident enterprise (PRC Taxable Assets). It is stipulated that tax authorities in the PRC are entitled to reclassify the nature of an indirect transfer of PRC Taxable Assets, when a non-resident enterprise transfers PRC Taxable Assets indirectly by disposing of an equity interest in an overseas holding company which directly or indirectly hold the PRC Taxable Assets, by disregarding the existence of the overseas holding company and considering the transaction to be a direct transfer of PRC Taxable Assets, if such transfer is deemed to have been made for the purpose of evading PRC enterprises income tax and without any reasonable commercial purpose.

There is uncertainty as to the application of the Circular 7. The Circular 7 may be determined by the tax authorities to be applicable to our offshore restructuring transactions, future acquisitions or sale of the shares of our offshore subsidiaries, where non-resident enterprise transferors were involved. Furthermore, we, our non-resident enterprises and PRC subsidiaries may be required to spend valuable resources to comply with the Circular 7 or to establish that we and our non-resident enterprises should not be taxed under the Circular 7 for our restructuring or disposal of shares of our offshore subsidiaries, which may have a material adverse effect on our financial condition and results of operations.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and Cowen and Company, LLC are the representatives of the underwriters.

Underwriters	Number of ADSs
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Cowen and Company, LLC

Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional      ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional ADSs.

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $                per ADS from the initial public offering price. After the initial offering of the ADSs, the representatives may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ADSs, ordinary shares or securities convertible into or exchangeable for ADSs or ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares and ADSs Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ADSs. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the ADSs on the NYSE under the symbol “AMAM”.

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market.

In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

The address of Goldman Sachs & Co. LLC is 200 West Street, New York, New York 10282-2198, the address of BofA Securities, Inc. is One Bryant Park, New York, New York 10036 and the address of Cowen and Company, LLC is 599 Lexington Avenue, New York, New York 10022.

European Economic Area

In relation to each EEA Member State (each a Relevant Member State), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that securities may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

•	it is a qualified investor within the meaning of the Prospectus Regulation; and

•

in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the securities acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the representatives has been given to the offer or resale; or (ii) where the securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the representatives of such fact in writing may, with the prior consent of the representatives, be permitted to acquire securities in the offering.

United Kingdom

This prospectus and any other material in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (FPO); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the United Kingdom; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as Relevant Persons). The securities are only available in the United Kingdom to, and any invitation, offer or agreement to purchase or otherwise acquire the securities will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No securities have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the securities which has been approved by the Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the securities shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the United Kingdom who acquires any securities in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the securities under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, qualified investors listed in the first addendum, or the Addendum, to the Israeli Securities Law. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum. In addition, we may distribute and direct this document in Israel, at our sole discretion, to investors who are not considered qualified investors, provided that the number of such investors in Israel shall be no greater than 35 in any 12-month period.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee, and the NYSE entry and listing fees, all amounts are estimates.

Paid or to Be Paid
SEC Registration Fee	$ *
FINRA Fee	*
NYSE Entry and Listing Fees	*
Printing and Engraving Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Miscellaneous	*

Total	$ *

*	To be completed by amendment.

LEGAL MATTERS

We are being represented by Cooley LLP, San Diego, California with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Goodwin Proctor LLP, New York, New York with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to the People’s Republic of China, or PRC, law will be passed upon for us by Allbright Law Offices, 9/11/12th Floor, Shanghai Tower, 501 Middle Yincheng Road, Pudong New Area, Shanghai, P.R. China 200120 and the for the underwriters by JuneHe LLP, Shanghai, China. Cooley LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and AllBright Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Ambrx Biopharma Inc. as of and for the year ended December 31, 2019 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we file any of these documents as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can also inspect our registration statement, as well as any other information we file with or furnish to the SEC, on this website. This reference to the SEC’s website is an inactive textual reference only and it not a hyperlink.

We maintain a corporate website at www.ambrx.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and our website address is included in this prospectus as an inactive textual reference only.

AMBRX BIOPHARMA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Ambrx Biopharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ambrx Biopharma Inc. and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations and comprehensive loss, changes in redeemable noncontrolling interests and shareholders’ equity, and cash flows, for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Diego, California

February 3, 2021

We have served as the Company’s auditor since 2020.

AMBRX BIOPHARMA INC.

CONSOLIDATED BALANCE SHEET

(in thousands of USD, except share and per share data)

December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$15,493
Restricted cash	770
Accounts receivable, net	843
Prepaid expenses and other current assets	1,051

Total current assets	18,157
Property and equipment, net	1,090
Right-of-use assets	3,881
Intangible assets, net	38,280
Other assets	319

Total assets	$61,727

Liabilities, redeemable noncontrolling interests and shareholders’ equity
Current liabilities:
Accounts payable	$5,390
Accrued liabilities	3,885
Operating lease liabilities, current portion	1,453
Deferred revenue, current portion	4,214

Total current liabilities	14,942
Operating lease liabilities, net of current portion	3,193
Deferred tax liabilities	808
Deferred revenue, net of current portion	6,797

Total liabilities	25,740
Commitments and contingencies (Note 6)
Redeemable noncontrolling interests	2,563

Shareholders’ equity
Ordinary shares, par value $0.0001; 200,000,000 shares authorized; 136,103,550 shares issued and outstanding	14
Additional paid-in capital	163,263
Accumulated other comprehensive loss	(843)
Accumulated deficit	(129,010)

Total Ambrx Biopharma Inc.’s shareholders’ equity	33,424

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	$61,727

See accompanying notes to the consolidated financial statements.

AMBRX BIOPHARMA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands of USD, except share and per share data)

Year Ended December 31, 2019
Revenues	$10,311
Operating expenses:
Research and development	26,383
General and administrative	6,400

Total operating expenses	32,783

Loss from operations	(22,472)
Other income (expense), net:
Interest income	195
Other expense, net	(38)

Total other income, net	157

Loss before benefit from income taxes	(22,315)
Benefit from income taxes	2

Net loss	(22,313)
Less: net loss attributable to the redeemable noncontrolling interests	2,251

Net loss attributable to Ambrx Biopharma Inc. shareholders	$(20,062)

Net loss per share attributable to Ambrx Biopharma Inc. shareholders—basic and diluted	$(0.15)

Weighted-average shares used to compute net loss per share attributable to Ambrx Biopharma Inc. shareholders—basic and diluted	136,103,550

Other comprehensive loss, net of tax:
Net loss	$(22,313)
Foreign currency translation adjustments	(41)

Comprehensive loss	(22,354)
Less: comprehensive loss attributable to the redeemable noncontrolling interests	2,257

Comprehensive loss attributable to Ambrx Biopharma Inc. shareholders	$(20,097)

See accompanying notes to the consolidated financial statements

AMBRX BIOPHARMA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NONCONTROLLING INTERESTS AND SHAREHOLDERS’ EQUITY

(in thousands of USD, except share data)

	Redeemable Noncontrolling Interests	Ordinary Shares	Par Value	Additional Paid-in-Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
Balance as of January 1, 2019	$4,820	136,103,550	$14	$161,432	$(808)	$(108,948)	$51,690
Share-based compensation	—	—	—	1,831	—	—	1,831
Foreign currency translation adjustments	(6)	—	—	—	(35)	—	(35)
Net loss	(2,251)	—	—	—	—	(20,062)	(20,062)

Balance as of December 31, 2019	$2,563	136,103,550	$14	$163,263	$(843)	$(129,010)	$33,424

See accompanying notes to the consolidated financial statements

AMBRX BIOPHARMA INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of USD)

Year Ended December 31, 2019
Cash flows from operating activities:
Net loss	$(22,313)
Adjustments reconciling net loss to net cash used in operating activities:
Depreciation of property and equipment	602
Noncash lease expense	1,477
Amortization of intangible assets	1,451
Loss on disposal of property and equipment	11
Share-based compensation expense	1,831
Changes in operating assets and liabilities:
Accounts receivable	(762)
Other current assets	1,491
Accounts payable	3,776
Accrued liabilities	302
Deferred revenue	11,011
Operating lease liabilities	(1,642)

Net cash used in operating activities	(2,765)

Cash flows used in investing activities—Purchases of property and equipment	(48)

Cash flows provided by financing activities	—
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(38)

Decrease in cash, cash equivalents, and restricted cash	(2,851)
Cash, cash equivalents, and restricted cash, beginning of year	19,114

Cash, cash equivalents, and restricted cash, end of year	$16,263

Supplemental information:
Cash paid for income taxes	$1

See accompanying notes to the consolidated financial statements

AMBRX BIOPHARMA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2019

1.	Description of Business and Basis of Presentation

Description of Business

Ambrx Biopharma Inc. (Ambrx or the Company) is a clinical-stage biologics company focused on discovering and developing a novel class of engineered precision biologics using its proprietary expanded genetic code technology platform that allows it to incorporate, in a site-specific manner, synthetic amino acids that do not exist in nature into proteins within living cells.

Ambrx commenced its operations in the United States in January 2003 through Ambrx Inc. (Ambrx US). In May 2015, Ambrx incorporated under the laws of the Cayman Islands and has become the ultimate holding company through a series of transactions. As of the date of these consolidated financial statements, the Company owned approximately 89% of Shanghai Ambrx Biomedical Co., Ltd. (Ambrx Shanghai). As of the same date, Ambrx Shanghai owned 100% of Biolaxy Pharmaceutical Hong Kong Limited, a company incorporated in Hong Kong (Ambrx HK), Ambrx HK owned 100% of Ambrx US, and Ambrx US owned 100% of Ambrx Australia Pty Limited (Ambrx AU), a company incorporated in Australia. Ambrx US was incorporated in 2003 in Delaware and is based in San Diego, California. As Ambrx Shanghai is not wholly owned, the Company has recognized redeemable noncontrolling interests in its consolidated financial statements for the remaining 11% not directly owned. See Note 2—Summary of Significant Accounting Policies for further information.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company’s consolidated financial statements are presented on a consolidated basis, which include the accounts of the Company and its majority owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company’s operating currency is the U.S. Dollar. In general, the functional currency of the Company’s subsidiaries is the U.S. Dollar; however, for Ambrx Shanghai the functional currency is the local currency. Consequently, assets and liabilities for Ambrx Shanghai are translated into U.S. Dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income within the Company’s consolidated statements of changes in redeemable noncontrolling interests and shareholders’ equity.

Liquidity and Capital Resources

The Company has incurred net operating losses and negative cash flows from operations since its incorporation in 2015 and had an accumulated deficit of $129.0 million as of December 31, 2019. As of December 31, 2019, the Company had cash and cash equivalents of $15.5 million. In January 2020, the Company announced a collaboration agreement with Sino Biopharmaceutical Limited (Sino Biopharma) to develop two products utilizing the Company’s technologies under which the Company received an up-front payment of $10.0 million. Additionally, in November 2020, the Company issued 57,575,008 shares of its Series B preferred shares in a private financing (the Series B Financing), resulting in net proceeds to us of approximately $90.7 million (see Note 13). Due to the additional financing, management believes that its existing financial resources are sufficient to continue operating activities for at least 12 months past the issuance date of these financial statements. Future capital requirements will depend on many factors, including the timing and extent of spending on research and development activities and the market acceptance of the Company’s products, if approved.

Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. The Company may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If the Company is unable to raise capital or enter into such agreements as and when needed, the Company may have to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. Insufficient liquidity may also require the Company to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise choose. The Company’s ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the notes thereto.

Accounting estimates affecting amounts reported or disclosed in the consolidated financial statements include, but are not limited to: the discount rate used in estimating the present value of the right-of-use (ROU) assets and lease liabilities, the useful lives of property and equipment, the recoverability of long-lived assets, clinical trial accruals, periods over which revenue should be recognized, estimates of transaction price and assumptions used in estimating the fair value of share-based compensation expense. The Company’s assumptions regarding the lease ROU assets and lease liabilities, and share-based compensation are more fully described in Note 7—Leases, and Note 9—Share-Based Compensation, respectively. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances and adjusts when facts and circumstances dictate. The estimates are the basis for making judgments about the carrying values of assets and liabilities and to record expenses that are not readily apparent from other sources. As future events and their effects cannot be determined with precision, actual results may materially differ from those estimates or assumptions.

Segment Reporting

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, who is the Chief Executive Officer of the Company, in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment.

Risk and Uncertainties

Since December 2019, COVID-19, a novel strain of coronavirus has become a global pandemic. The virus continues to spread globally, has been declared a pandemic by the World Health Organization and has spread to over 100 countries, including the United States. The impact of this pandemic has been and will likely continue to be extensive in many aspects of society, which has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and accounts receivable which are generally not collateralized. Deposits in the Company’s checking and money market accounts are maintained in federally insured financial institutions and are subject to federally insured limits or limits set by Securities Investor Protection Corporation.

The Company has not experienced any losses in such accounts and believes it is not exposed to significant concentrations of credit risk on its cash, cash equivalents and restricted cash balances due to the financial position of the depository institutions in which these deposits are held.

During the year ended December 31, 2019, revenues from the Company’s top three revenue contracts represented 37.4%, 33.9% and 24.4% of total revenues, respectively. As of December 31, 2019, billed accounts receivable under two revenue contracts represented 84.0% and 12.0%, respectively, of total billed receivables.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of readily available cash in checking accounts and money market funds, with original maturities less than three months. As of December 31, 2019, the Company’s restricted cash consists of cash related to the Company’s clinical trials.

The following table provides a reconciliation of cash, cash equivalents and restricted cash, reported within the consolidated statements of cash flows as of December 31, 2019 (in thousands):

Cash and cash equivalents	$15,493
Restricted cash	770

Total cash, cash equivalents, and restricted cash presented in the consolidated statements of cash flows	$16,263

Accounts Receivable, Net

Accounts receivable are recorded net of any allowance for current expected credit losses. As of December 31, 2019, the Company has determined an allowance for expected credit losses is not material. Refer to the recent accounting pronouncements below for discussion around adoption of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU No. 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity’s portfolio. The Company early adopted the provisions of this guidance on January 1, 2019. The adoption did not have a material impact on the Company’s consolidated financial statements.

Property and Equipment, Net

Property and equipment generally consist of research equipment, computer equipment and software and office furniture, and are recorded at cost and depreciated over the estimated useful lives of the assets (generally three to eight years) using the straight-line method. Leasehold improvements are stated at cost and are amortized on a straight-line basis over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Repairs and maintenance costs are charged to expense as incurred and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the consolidated statements of operations and comprehensive loss in the period realized.

Depreciation is calculated over their estimated useful lives as follows:

Lab equipment	5 years
Office and computer equipment	3 to 8 years
Furniture and fixtures	5 years

Both the useful life of an asset and its residual value, if any, are reviewed annually. Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss on the date of retirement or disposal.

Intangible Assets

The Company records its intangible assets based on their fair values at the date of acquisition. As of December 31, 2019, the Company had finite lived intangible assets related to acquired technologies with estimated remaining useful lives of 11 to 15 years. Amortization of the Company’s finite lived intangible assets, is charged to research and development expense in the consolidated statements of operations and comprehensive loss on a straight-line basis over the assets’ estimated useful lives. Impairment losses on finite-lived intangible assets are recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. While the Company’s current and historical operating losses and negative cash flows are possible indicators of impairment, management believes future cash flows to be generated by these assets support the carrying value of its long-lived assets, and accordingly, did not recognize any impairment losses related to their finite lived intangible assets during the year ended December 31, 2019.

The Company also acquired in-process research and development (IPR&D) in a business combination, which is recognized as an indefinite lived intangible asset until completion or abandonment of the related research and development activities. When the related research and development is completed, the IPR&D intangible asset is reclassified as a finite-lived intangible asset and amortized over the remaining useful life. The Company’s acquired IPR&D is tested for impairment annually or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Based on the Company’s annual impairment test, the Company did not recognize any impairment losses related to their acquired IPR&D during the year ended December 31, 2019.

Fair Value of Financial Instruments

The carrying amounts of the Company’s consolidated financial instruments, including cash equivalents, accounts receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities.

Clinical Trial Accruals

As part of the process of preparing the consolidated financial statements, the Company is required to estimate expenses resulting from obligations under contracts with vendors, clinical research organizations, consultants and under clinical site agreements relating to conducting clinical trials. The financial terms of these contracts vary and may result in payment flows that do not match the periods over which materials or services are provided under such contracts.

The Company’s objective is to reflect the appropriate clinical trial expenses in its consolidated financial statements by recording those expenses in the period in which services are performed and efforts are expended. The Company accounts for these expenses according to the progress of the clinical trial as measured by patient progression and the timing of various aspects of the trial. Management determines accrual estimates through discussions with applicable personnel and outside service providers as to the progress of clinical trials.

During a clinical trial, the Company adjusts the clinical expense recognition if actual results differ from its estimates. The Company makes estimates of accrued expenses as of each balance sheet date based on the facts and circumstances known.

Right-of-Use Assets and Lease Liabilities

The Company has operating leases for its facility and certain equipment. Beginning January 1, 2019, the Company adopted ASU No. 2016-02, Leases (Topic 842), which amended the existing accounting standards for the accounting for leases. Most significant among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under current U.S. GAAP. The Company adopted the new lease standard using the modified-retrospective method, which did not result in a cumulative effect adjustment to accumulated deficit at the beginning of 2019. In connection with the adoption, the Company has elected to utilize the package of practical expedients, including: (i) not reassess the lease classification for any expired or existing leases; (ii) not reassess the treatment of initial direct costs as they related to existing leases; and (iii) not reassess whether expired or existing contracts are or contain leases. The adoption of the new lease standard had a material effect on the Company’s consolidated balance sheet; however, it did not have a material effect on its consolidated statement of operations and comprehensive loss and consolidated statement of cash flows. Upon adoption, the Company recorded ROU assets, operating lease liabilities–current portion and operating lease liabilities–net of current portion in its consolidated balance sheet as of December 31, 2019 of $5.0 million, $1.3 million and $4.6 million, respectively, primarily related to office and lab facilities. See Note 7—Leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at the commencement date. The Company uses the implicit discount rate when readily determinable; however, as most of the Company’s leases do not provide an implicit rate, the Company uses the estimated incremental borrowing rate (the rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term) based on the information available at commencement date in determined the present value of lease payments. At commencement, the operating lease ROU asset equals the lease liability adjusted for accrued or prepaid lease payments and lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain the Company will exercise the option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Company considers payments for common area maintenance, real estate taxes and management fees to be variable non-lease components, which are expensed as incurred. The Company elected to not separate lease and non-lease components of its operating leases in which it is the lessee and lessor.

Additionally, the Company elected not to recognize ROU assets and leases liabilities arising from short-term leases of 12 months or less.

Foreign Currency

The functional currency of Ambrx HK, Ambrx US and Ambrx AU is the U.S. Dollar. The functional currency for the Company’s subsidiary in China is the Chinese Renminbi. The financial statements of the Company’s subsidiary in China are translated into U.S. Dollars using exchange rates in effect at each period-end for assets and liabilities and average exchange rates during the period for results of operations. The adjustment resulting from translating the financial statements of the Company’s majority-owned subsidiary is reflected as a separate component of shareholders’ equity. Foreign currency transaction gains and losses are reported as other expense, net in the consolidated statement of operations and comprehensive loss. During the year ended December 31, 2019, the Company recognized aggregate losses of approximately $75,000 and aggregate gains of approximately $20,000 on transactions denominated in foreign currencies.

Other comprehensive loss related to the effects of foreign currency translation adjustments attributable to Ambrx during the year ended December 31, 2019 was $0.1 million.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company determines revenue recognition for arrangements within the scope of Topic 606 by performing the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, a company satisfies a performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service and is the unit of accounting in Topic 606. A contract’s transaction price is allocated among each distinct performance obligation based on relative standalone selling price and recognized as revenue when, or as, the applicable performance obligation is satisfied.

The terms of our collaborative research and development agreements (R&D Agreements) include upfront fees, research, development and other funding or reimbursements, milestone and other contingent payments for the achievement of defined collaboration objectives and certain preclinical, clinical, regulatory and sales-based events, as well as royalties on sales of commercialized products. Agreements with certain upfront payments may require deferral of revenue recognition to a future period until the Company performs the obligations under these agreements. The Company uses the most likely amount method to estimate variable consideration for event-based milestones and other contingent payments and have been fully constrained given the degree of uncertainty around the occurrence of such events. The Company continues to re-evaluate the transaction price in each reporting period as contingencies are resolved and other changes in circumstances occur. The Company is required to adjust the transaction price for the effects of the time value of money if the timing of payments agreed to by the parties to the contract, explicitly or implicitly, provides the Company or its customer with a significant benefit of financing the transfer of goods or services. The Company concluded that its contract with the customers do not contain a significant financing component because the payment structure of the R&D Agreements arise from reasons other than providing a significant benefit of financing.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenues.

Collaborative Arrangements

The Company analyzes its collaboration arrangements to assess whether they are within the scope of Accounting Standards Codification (ASC) 808, Collaborative Arrangements (ASC 808) and to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. This assessment is performed throughout the life of a collaboration arrangement with special consideration given to changes in the responsibilities in the arrangement. As of December 31, 2019, the Company determined that its contracts with customers do not fall within the guidance in ASC 808 as the Company is not exposed to significant risks that are dependent on commercial success of the collaborative activity.

License Fees

As part of the R&D Agreements, the Company licenses its intellectual property to customers for fees, which many times includes the receipt of upfront fees. If a license to the Company’s intellectual property is determined to be distinct from the other promises or performance obligations identified in the agreement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and when (or as) the customer is able to use and benefit from the license. In assessing whether a promise or performance obligation is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the licensee and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the licensee can benefit from a promise for its intended purpose without the receipt of the remaining promise, whether the value of the promise is dependent on the unsatisfied promise, whether there are other vendors that could provide the remaining promise, and whether it is separately identifiable from the remaining promise. For licenses that are combined with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue. For those license related performance obligations that are satisfied over time, the Company, through participation in joint committees, measures progress through actual effort, including hours incurred, and an estimation of time to completion based on the budget and research workplan. Typical agreements require the transfer of knowledge so the customer can effectively use the license and the Company believes these measurements accurately represent the transfer of knowledge through its clinical research services. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition. The measure of progress, and thereby periods over which revenue should be recognized, is subject to estimates by management and may change over the course of the agreement. Such a change could have a material impact on the amount of revenues the Company records in future periods.

Reimbursements

As part of the R&D Agreements where the Company only provides R&D services, the Company is reimbursed by the customer for certain costs incurred as agreed to in the research plan. As part of the Company’s adoption of the new revenue standard, the Company elected the practical expedient for certain research and development reimbursements which allows it to recognize revenue in the amount for which the Company has a right to invoice if its right to consideration is an amount corresponding directly to the value of completed performance to date. In relation to other agreements involving upfront fees, the Company estimates the variable consideration at contract inception and updates through the contract term, to the extent the risk of reversal does not exist, and the consideration is not constrained. Any such adjustments are recorded on a cumulative catch-up basis and revenues and earnings are impacted in the period of adjustment.

Milestone and Other Contingent Payments

At the inception of each R&D Agreement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the initial transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is probable that a significant revenue reversal would not occur. At the end of each subsequent reporting period, the Company reevaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis and revenues and earnings are impacted in the period of adjustment.

Sales-Based Milestone and Royalties on Sales of Commercialized Products

For R&D Agreements that include sales-based milestone payments and royalties which are the result of a customer-vendor relationship and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied or partially satisfied.

R&D Services

The promises under the Company’s agreements may include research and development services to be performed by the Company on behalf of the counterparty. If these services are determined to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes the transaction price allocated to these services as revenue over time based on an appropriate measure of progress of the performance. If these services are determined not to be distinct from the other promises or performance obligations identified in the arrangement, the Company recognizes the transaction price allocated to the combined performance obligation as the related performance obligations are satisfied. For those R&D services that are satisfied over time, the Company, through participation in joint committees, measures progress through actual effort, including hours incurred, and an estimation of time to completion based on the budget and research workplan. Typical agreements require the transfer of knowledge and development of drug products and the Company believes these measurements accurately represent the transfer of clinical research services.

Customer Options

If an arrangement contains customer options, the Company evaluates whether the options are material rights because they allow the customer to acquire additional goods or services for free or at a discount incremental to the range of discounts typically given to similar class of customers. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. The Company allocates the transaction price to material rights based on the relative stand-alone selling price, which is determined based on the identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, of the future goods or services are transferred or expiration of the option. If the options are deemed not to be a material right, they are excluded as performance obligations at the outset of the arrangement.

Research and Development Expense

Research and development expenses consist primarily of costs incurred in connection with the development of the Company’s technology platform, product candidates, discovery efforts and preclinical and clinical development of its product candidates. The Company’s research and development expenses include third-party costs with CROs and others conducting research and development activities and clinical trials on the Company’s behalf, manufacturing costs, outside consultant costs, laboratory supply and clinical trial material costs, and license payments for intellectual property used in research and development activities. The Company’s research and development expenses also include personnel costs, such as salaries, benefits, and other employee related costs, including share-based compensation, for personnel engaged in the Company’s research and development functions, and facility and equipment related costs, which include depreciation and amortization costs and expenses for rent and maintenance of facilities and other operating costs if specifically, identifiable to research and development activities.

General and Administrative Expense

General and administrative expenses include personnel costs, such as salaries and other related costs, including share-based compensation, for personnel in the Company’s executive, finance, business development, operations and administrative functions. General and administrative expenses also include legal fees relating to intellectual property and corporate matters, professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses facilities-related costs, which include depreciation costs and expenses for rent and maintenance of facilities, and other operating costs that are not specifically attributable to research activities.

Share-Based Compensation

Share-based compensation expense for share options issued to employees and consultants is measured based on estimating the fair value of each share option on the date of grant using the Black-Scholes option pricing model.

The Company recognizes share-based compensation expense on a straight-line basis based upon the grant date fair value. The Company records forfeitures when they occur.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and the tax reporting basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

The accounting guidance for uncertainty in income taxes prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities based on the technical merits of the position.

Noncontrolling Interests

The Company’s noncontrolling interests represents the 11% equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company, and is recognized separately from the Company’s controlling interest within its consolidated financial statements. Revenues, expenses, gains, losses, net loss and other comprehensive loss are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and redeemable noncontrolling interests.

The Company’s noncontrolling interest is redeemable and classified outside of permanent equity because, upon certain contingent events that are not solely within the Company’s control, it may be required to purchase the redeemable noncontrolling shareholders’ interests.

The Company did not adjust the carrying values of the redeemable noncontrolling interests to its redemption value as of December 31, 2019, since a liquidation event was not probable of occurrence. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if, and when, it becomes probable such a liquidation event will occur.

Net Loss Per Share

Basic net loss per ordinary share is calculated by dividing the net loss attributable to ordinary Ambrx shareholders by the weighted-average number of ordinary shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares and potentially dilutive securities outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per share calculation, potentially dilutive securities are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive and therefore, basic and diluted net loss per share were the same for all periods presented.

Potentially dilutive securities excluded from the calculation of diluted net loss per share included options to purchase 11,192,000 shares of ordinary shares for the year ended December 31, 2019.

Recent Accounting Pronouncements

Not Yet Adopted

In July 2017, FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within ASC Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. ASU No. 2017-11 is required to be adopted for annual periods beginning after December 15, 2019. This standard became effective for the Company on January 1, 2020. The Company does not expect the adoption of ASU No. 2017-11 to have a material impact on its consolidated financial statements.

ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes (ASU No. 2019-12). ASU No. 2019-12 removes the exception to the incremental approach of intra-period tax allocation when there is a loss from continuing operations and income or gain from other items (for example, other comprehensive loss). ASU No. 2019-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2020 for public business entities and December 15, 2021 for all other entities. Early adoption is permitted, including adoption in an interim period. The Company does not expect the adoption of ASU No. 2019-12 to have a material impact on its consolidated financial statements.

Recently Adopted

Effective January 1, 2019, as required, the Company adopted ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. ASU No. 2018-02 provides the option to reclassify stranded tax effects within accumulated other comprehensive income to retained earnings in each period in which the effect of the change in the US federal corporate income tax rate in the Tax Reform (or portion thereof) is recorded. The adoption of ASU No. 2018-02 did not have a material impact on the Company’s consolidated financial statements due to the presence of a full valuation allowance.

Effective January 1, 2019, as required, the Company adopted ASU No. 2018-07, Compensation–Stock Compensation (Topic 718)–Improvements to Nonemployee Share-Based Payment Accounting. The amendments in ASU No. 2018-07 expand the scope of the standard to include share-based payment transactions for acquiring goods and services from nonemployees. The adoption of ASU No. 2018-07 did not have a material impact on the Company’s consolidated financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Clarifying the Interaction Between Topic 808 and Topic 606 (ASU No. 2018-18), which amends Topic 808 to clarify when transactions between participants in a collaborative arrangement under Topic 808 are within the scope of Topic 606. As permitted under the guidance, the Company early adopted ASU No. 2018-18 as of January 1, 2019. The adoption of ASU No. 2018-18 did not have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU No. 2017-04 simplifies the subsequent measurement of goodwill by eliminating the second step of the goodwill impairment test. The second step measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Under ASU No. 2017-04, a company will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. ASU No. 2017-04 will be applied prospectively and is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. As permitted under the guidance, the Company early adopted ASU No. 2017-04 as of January 1, 2017. The adoption of ASU No. 2017-04 did not have a material impact on the Company’s consolidated financial statements.

3.	Balance Sheet Details

Prepaid Expenses and Other Current Assets

As of December 31, 2019, prepaid expenses and other current assets consisted of the following (in thousands):

Prepaid research and development costs	$150
Prepaid insurance and service contracts	207
Tax receivable	548
Other	146

Total	$1,051

Property and Equipment, Net

As of December 31, 2019, property and equipment, net consisted of the following (in thousands):

Laboratory equipment	$4,374
Leasehold improvements	295
Office equipment, computers and software	402
Office furniture and fixtures	88

Property and equipment, gross	5,159
Less: accumulated depreciation and amortization	(4,069)

Total	$1,090

Depreciation expense was $0.6 million for the year ended December 31, 2019.

Accrued Liabilities

As of December 31, 2019, accrued liabilities consisted of the following (in thousands):

Accrued compensation	$1,984
Accrued royalties	176
Accrued research and development costs to related party	146
Accrued intellectual property annuities	391
Accrued facilities costs	178
Accrued other	1,010

Total	$3,885

4.	Intangible Assets

The following table summarizes the Company’s intangible assets as of December 31, 2019 (in thousands, except years):

	Weighted- Average Remaining Useful Life (Year)	Gross Carrying Amount	Accumulated Amortization	Intangible Assets, Net
Acquired technologies	12.1	$23,870	$(6,530)	$17,340
IPR&D	—	20,940	—	20,940

Total		$44,810	$(6,530)	$38,280

Amortization expense for intangible assets, net for the year ended December 31, 2019 was $1.5 million.

As of December 31, 2019, future amortization expenses were estimated as follows (in thousands):

Year Ending December 31,
2020	$1,451
2021	1,451
2022	1,452
2023	1,451
2024	1,451
Thereafter	10,084

Total	$17,340

5.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance establishes a three-tier fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These tiers are based on the source of the inputs and are as follows:

Level 1:     Observable inputs such as quoted prices in active markets for identical assets or liabilities.

Level 2:     Inputs other than quoted prices in active markets that are observable either directly or indirectly.

Level 3:     Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of December 31, 2019, the Company held no assets or liabilities measured at fair value on a nonrecurring basis and no liabilities measured at fair value on a recurring basis. There were no transfers in or out of Level 2 or Level 3 during the year ended December 31, 2019.

The following fair value hierarchy table presents the Company’s assets measured at fair value on a recurring basis at December 31, 2019 (in thousands):

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents Money market funds	$10,323	$10,323	$—	$—

Total assets	$10,323	$10,323	$—	$—

6.	Commitments and Contingencies

The following table summarizes costs recognized, in research and development, under the Company’s license agreements and other non-royalty and milestone obligations during the year ended December 31, 2019 (in thousands):

License and maintenance fees	$2,513
Royalties	775

Total	$3,288

Intellectual Property Licenses

Lonza

On December 11, 2019, the Company entered into a commercial license agreement with Lonza Sales AG (Lonza) for use of Lonza’s GS System with the Company’s non-natural amino acid technology. This also included an option to evaluate and sublicense Lonza’s piggyBac Expression Technology Patent Rights (the Lonza 2019 Agreement) with the Company’s technology. Under the Lonza 2019 Agreement, the Company is obligated to pay a license fee of approximately 2.0 million Swiss Francs (or approximately $2.1 million as of December 31, 2019) for a license to the GS System and an option to a license to Lonza’s piggyBac technology with the Company’s non-natural amino acid technology for an additional 1.5 million Swiss Francs (approximately $1.5 million as of December 31, 2019). As of December 31, 2019, the Company had not exercised the option for Lonza’s piggyBac technology. As of December 31, 2019, the Company had accrued $2.1 million related to the Lonza 2019 Agreement. In April 2020, the Company and Lonza amended the 2019 Lonza Agreement, to amend the timing of the initial upfront payment to 1.0 million Swiss Francs each due to be paid on or before September 30, 2020 (the September Fee) and November 30, 2020 (the November Fee). Interest accrues on unpaid fees at a rate of 5.0% per annum on the September Fee after March 31, 2020 and on the November Fee after June 30, 2020.

In December 2015, the Company entered into an intellectual property rights license agreement with Lonza for use of Lonza’s System (the Lonza 2015 Agreement). Under the Lonza 2015 Agreement, the Company is obligated to pay an annual license fee of Great British Pounds (GBP) 0.3 million (approximately $0.4 million as of December 31, 2019). The Company may sublicense the technology to certain parties in exchange for an annual license fee of approximately 0.2 million GBP (approximately $0.2 million as of December 31, 2019) payable to Lonza for each sublicense. The Company is also obligated to pay royalties of 0.75% on sales of product manufactured by Lonza and 1.0% on sales of product manufactured by third-party manufacturers. As of December 31, 2019, the Company had not sublicensed the technology under the Lonza 2015 Agreement. Concurrent with the execution of the 2019 Lonza Agreement, the Company’s previous commitment to pay an annual license fee of GBP 0.3 million was terminated.

In February 2009, the Company entered into a research evaluation agreement with Lonza for the evaluation of Lonza’s GS System and Transfection Medium System with Ambrx products (the Lonza 2009 Agreement). The agreement, as amended, continues until terminated. Prior to the execution of the Lonza 2015 Agreement, the Company was obligated to pay an annual license fee of GBP 0.2 million under this agreement.

During the year ended December 31, 2019, the Company paid aggregate license fees of approximately $0.2 million under the Lonza agreements.

Regents of the University of California

In December 2009, the Company entered into a development and commercialization license agreement with the University of California, Berkeley for the development and commercialization and right to sublicense products using Berkeley’s materials and technology (the Regents Agreement). Under the Regents Agreement the Company paid an upfront license fee of $0.2 million and is obligated to pay an annual license maintenance fee of $20,000. The Company may sublicense the technology to certain parties in exchange for an annual license fee of 40.0% of any sublicense revenue for each sublicense. Additionally, the Company is obligated to pay (i) royalties in the low single-digits on the amount of annual sales for a licensed product, with a minimum annual royalty of $1.0 million, beginning the first year after the first sales are made, (ii) sublicensing royalties in the low single-digits on annual sublicensing revenues, if any, and (iii) milestone payments up to $1.4 million upon the achievement of certain regulatory milestone events. As of December 31, 2019, the Company paid annual maintenance fees of $40,000, including a prepayment of the annual maintenance fee for 2020, which is included in prepaid and other current assets as of December 31, 2019. As of December 31, 2019, the Company had not sublicensed the technology under the Regents Agreement.

The Scripps Research Institute

In August 2003, the Company entered into a license agreement, with TSRI for the development and commercialization and right to sublicense products using TSRI materials and technology (the TSRI Agreement). Under the TSRI Agreement, the Company is obligated to pay royalties in the low single-digits based on the amount of annual sales for licensed products and sublicensing royalties of licensed products in the low single-digits on annual sublicensing revenues, if any. As of December 31, 2019, the Company had accrued sublicensing fees of $0.2 million under the TSRI Agreement. Amounts paid during 2019 were di minimis.

The California Research Institute of Biomedical Research (Calibr) a Division of The Scripps Research Institute

In August 2013, as amended, the Company entered into a collaborative license agreement with Calibr, pursuant to which the Company granted Calibr a non-exclusive research license to certain of our patents, know-how and materials, and Calibr granted the Company a perpetual, irrevocable, worldwide, non-exclusive license, for internal research purposes only, to certain inventions, patents and technology controlled by Calibr and associated with a research plan approved by a joint steering committee (the Calibr Agreement). In addition, Calibr granted the Company an exclusive option to acquire a perpetual, irrevocable, worldwide license to certain potential inventions, patents and other intellectual property associated with a research plan approved by a joint steering committee. The collaboration focuses on projects related to novel molecular targets, polypeptide conjugates and enabling technologies.

In September 2017, the Company received notification from Calibr of its desire to develop Scripps-CCW702 to the end of Phase 1 human clinical trials and/or thereafter license the program for further development and commercialization (the 2017 Letter). Notice automatically granted to Calibr the following licenses to Scripps-CCW702 as stated in the Calibr Agreement: (i) a perpetual, irrevocable, worldwide, exclusive (even as to Ambrx) license (or sublicense as the case may be), with the right to grant a sublicense, under Ambrx patents, if any, with valid claims covering the invention described in the September 2017 Letter, to research, develop, make, have made, use, sell, offer for sale, export and import such invention. Inventions for all uses; and (ii) a perpetual, irrevocable, worldwide, non-exclusive license (or sublicense, as the case may be), with the right to grant a Sublicense, under information directly related to such Ambrx patents to research, develop, make, have made, use, sell, offer to sale, export and import such excluded grandfathered research program inventions for all uses.

Under the agreement, the Company made an upfront payment to Calibr of approximately $0.3 million and was obligated to make quarterly payments of $0.6 million during the term of the license grant which ended in February 2015. No amounts were paid under the agreement during the year ended December 31, 2019.

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings, or claims that arise in the ordinary course of business. Management believes there are no claims or actions pending against the Company as of December 31, 2019 which will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position, or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

Indemnification

In accordance with the Company’s amended and restated memorandum and articles of association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. There have been no claims to date, and the Company has a directors and officers liability insurance policy that may enable it to recover a portion of any amounts paid for future claims.

7.	Leases

In March 2005, the Company executed a lease for approximately 36,000 square feet. The lease was amended in July 2016 to extend the termination date through November 30, 2022. Per the amended agreement, the Company has one five-year option to extend. The Company is responsible for payment of taxes and operating expenses for the building, in addition to monthly base rent in the initial amount of approximately $0.1 million, with 3% annual increases. Upon execution of the lease in March 2005, the Company provided a security deposit of approximately $0.3 million which is included in other non-current assets in the consolidated balance sheet. The Company has determined that the lease is an operating lease for accounting purposes. The Company has operating leases for its corporate offices and certain equipment. The leases have remaining lease terms of three to five years.

The Company had the following activity related to its operating leases as of and during the year ended December 31, 2019 (in thousands):

The components of lease expense are as follows:

Operating lease expense–research and development	$1,242
Operating lease expense–general and administrative	235

Total operating lease cost(1)	$1,477

(1)	Includes variable and short-term lease costs where are considered immaterial to the Company’s operating lease costs.

Supplemental balance sheet information related to operating leases is as follows:

ROU assets	$3,881

Operating lease liabilities, current	$1,453

Operating lease liabilities, net of current	$3,193

Supplemental cash flow information related to leases is as follows:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$1,642

Weighted-average remaining lease term in years	2.92
Weighted-average discount rate	5.99%

The following table summarizes the Company’s future lease liabilities as of December 31, 2019 (in thousands):

Year ending December 31,
2020	$1,692
2021	1,743
2022	1,642
2023	4
2024	1

5,082
Less interest expense	(436)

Present value of future lease payments	$4,646

Sublease income

Beginning in November 2019, the Company subleased a portion of its corporate headquarters and recorded sublease income of $6,000. The sublease expires in November 2022. Future sublease income expected to be received during the years ended December 31, 2020, 2021 and 2022 is $36,000, 36,000 and $33,000, respectively. No ROU asset or lease liability was recorded in conjunction with the sublease. In the event of default by the sublessee the Company remains responsible for the lease payments. Sublease payments are recognized in other income (expense), net in the consolidated statement of operations and comprehensive loss.

8.	Revenue

Revenue recognized for the year ended December 31, 2019, was earned from the following R&D Agreements and summarized below based on the nature of payment type (in thousands):

Timing of Revenue Recognition	License Fees	Reimbursements	Milestones and Other Contingent Payments	R&D Services	Total
Over time	$2,283	$2,782	$—	$1,746	$6,811
At a point in time	—	—	3,500	—	3,500

Total	$2,283	$2,782	$3,500	$1,746	$10,311

Remaining performance obligations and deferred revenue

As of December 31, 2019, the Company had deferred revenue of $11.0 million related to its remaining performance obligations, which were primarily related to (i) the combined performance obligation for the transfer of Company’s license and R&D services and (ii) conducting R&D activities which are a separate performance obligation in our contracts pursuant to research plans under the agreements.

Collaboration Agreements

Eli Lilly and Company (Elanco)

In January 2007, the Company entered into a collaborative research, license, and commercialization agreement with Eli Lilly’s Elanco Animal Health division to discover, develop, and commercialize certain protein-based therapeutic product candidates in the animal health field (the Elanco Agreement).

Under the terms of the Elanco Agreement, as amended, Eli Lilly received a non-exclusive worldwide license to develop and commercialize products in the entire field of animal health, as well as human and non-human food safety applications. As part of the Elanco Agreement, the Company transferred technology and performed research and development activities under a research plan, which was terminated in March 2017.

Bristol-Myers Squibb Company (BMS)

In September 2011, the Company and BMS entered into two collaboration and license agreements (the BMS-986036 Agreement and the BMS-98625 Agreement) utilizing the Company’s ReCODE technology, which are more fully described below.

BMS-986036 Agreement

Collaboration efforts under the BMS-986036 Agreement are focused on the development and commercialization of a product containing human FGF21 molecule having one or more non-naturally occurring amino acids incorporated using the Company’s ReCODE technology. Under the terms of the BMS-986036 Agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for the Company’s human FGF21 product candidate, BMS-986036, and alternative or backup compounds to BMS-986036.

The Company is eligible to receive milestones payments upon the achievement of certain clinical and regulatory events, and commercial sales thresholds and receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product. BMS may terminate the BMS-986036 Agreement (i) upon three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the United States or the European Union (EU), or (ii) upon six months’ written notice if regulatory approval has been obtained for an applicable product in either the United States or the EU. The Company or BMS may terminate the BMS-986036 Agreement for cause for safety reasons or upon other party’s material breach that remains uncured, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the BMS-986036 Agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

BMS-986259

Collaboration efforts under the BMS-986259 Agreement are focused on the development and commercialization of a product containing a human Relaxin molecule having one or more non-naturally occurring amino acid incorporated using the Company’s ReCODE technology in the field. Under the terms of the BMS-986259 Agreement, BMS receives research, development, manufacturing, and worldwide commercialization rights for the human Relaxin compound and alternative or backup compounds to Relaxin.

The Company is eligible to receive clinical and regulatory milestone payments based on the successful development of products. The Company is also entitled to receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product. BMS may terminate the BMS-986259 Agreement (i) upon three months’ written notice if regulatory approval has not yet been obtained for an applicable product in the United States or the EU, or (ii) upon six months’ written notice if regulatory approval has been obtained for an applicable product in either the United States or the EU. The Company or BMS may terminate the BMS-986259 Agreement for cause for safety reasons or upon other party’s material breach that remains uncured, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the BMS-986259 Agreement for cause due to BMS’ failure to use commercially reasonable efforts in the development and commercialization of products.

Agensys, Inc.

In April 2013, the Company entered into a research collaboration and exclusive license agreement with Agensys, Inc. (Agensys), a wholly owned subsidiary of Astellas Pharma, Inc., that applies the Company’s platform technology to specific antibodies and targets within the Agensys pipeline with the objective of creating Ambrx-enabled ADCs based on Agensys technology (the Agensys Agreement). Under the Agensys Agreement the Company has the potential to receive research, clinical, regulatory and sales-based milestones. Additionally, the Company may be entitled to receive royalties on a target-by-target basis on aggregate worldwide net sales of each licensed product.

Zhejiang Medicine Co. Ltd. (ZMC)

In June 2013, the Company entered into a co-development and license agreement with Zhejiang Medicine Co. Ltd. to develop and commercialize ARX788, (the ZMC Agreement). In May 2019, the ZMC Agreement was transferred to NovoCodex Biopharmaceutical Ltd (NovoCodex), a subsidiary of ZMC. Under the ZMC Agreement, both companies will continue the development of ARX788, with ZMC bearing the ongoing development cost. ZMC will receive commercial rights in China while Ambrx retains commercial rights outside of China and will receive low double-digit tiered royalties on sales of the product in China. ZMC will manufacture the product for clinical and commercial supplies on a global basis.

Under the terms of the ZMC Agreement, as amended, ZMC received an exclusive right and license for the prevention, and treatment of human diseases and conditions associated with αHer2 with the right to grant sublicenses under Ambrx existing patents and know how. Under the agreement the Company is entitled to receive tiered royalties based on aggregate net sales of ARX788 in the People’s Republic of China. In addition, the Company is obligated to pay ZMC a percentage range of any sublicensing profit that it may receive outside the People’s Republic of China, or a percentage range on any net sales the Company may receive from sales of ARX788 outside the People’s Republic of China.

BeiGene Ltd. (BeiGene)

In March 2019, the Company entered into a collaboration and exclusive license agreement with BeiGene for the development and commercialization of next-generation biologics drugs (the BeiGene Agreement), and received an upfront license payment to fund the initial discovery and research activities. The license to the Company’s intellectual property and R&D services performed by the Company are combined as a single performance obligation. Under the terms of the BeiGene Agreement, BeiGene will have worldwide rights to develop and commercialize any drug products resulting from the collaboration. BeiGene may terminate the BeiGene Agreement upon three months’ written notice. The Company or BeiGene may terminate the BeiGene Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the BeiGene Agreement for cause due to BeiGene’s failure to use commercially reasonable efforts in the development and commercialization of products.

The Company is eligible to receive payments for R&D services performed by its employees based on the annual rate per full-time employee (FTE) defined in the agreement, for a minimum of two and up to 25 FTEs. BeiGene will reimburse third-party costs incurred by the Company as agreed to per the BeiGene Agreement. The Company is also eligible to receive additional upfront payments if BeiGene elects to initiate additional programs and milestone payments upon achievement of certain potential development, regulatory, and sales-based milestones for all programs. The Company is also entitled to receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product.

NovoCodex Biopharmaceuticals Ltd. (NovoCodex)

In October 2019, the Company entered into a collaboration to co-development and commercialization agreement with NovoCodex, a majority owned company of ZMC to develop and commercialize Ambrx’s internally developed site-specific ADCs (the NovoCodex Agreement), and received an upfront, non-refundable, and non-creditable payment. The license to the Company’s intellectual property and R&D services performed by the Company until the initial manufacturing run or technology transfer are combined as a single performance obligation. R&D services performed after the initial manufacturing run or technology transfer is considered as a separate performance obligation. NovoCodex may terminate the NovoCodex Agreement upon six months’ written notice. The Company or NovoCodex may terminate the NovoCodex Agreement for cause for safety reasons or upon other party’s material breach that remains uncured after receipt of notice thereof, or upon certain bankruptcy or insolvency proceedings. The Company may also terminate the NovoCodex Agreement for cause due to NovoCodex’s failure to use commercially reasonable efforts in the development and commercialization of products.

Under the terms of the NovoCodex Agreement, NovoCodex is responsible for developing and commercializing ARX305 in China while Ambrx is responsible for developing and commercializing ARX305 outside of China. NovoCodex will fund global development activities through the end of Phase 1 clinical trials. The Company is eligible to receive payments for R&D services for a minimum of one FTE based on the annual rate defined in the agreement. The Company is eligible to receive milestone payments upon achievement of certain clinical development milestone. The Company is also eligible to receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product. NovoCodex is also eligible to share in a portion of ARX305 product sales outside of China. In the event the Company transfers or licenses the Phase 1 clinical data to a third party, NovoCodex is entitled to a royalties on aggregate net sales of ARX305 outside of China.

Contract balances:

	December 31, 2019	January 1, 2019
Receivables, included in accounts receivable, net	$843	$81
Contract assets	—	—
Contract liabilities, included in deferred revenue, current and deferred revenue net of current portion	$11,011	—

The Company recognized revenue of $3.5 million milestone payments in 2019 from performance obligations satisfied (or partially satisfied) in previous periods. Contract assets (amounts unbilled) at the end of the reporting period, if any, are transferred to the receivables when the rights become unconditional. The contract liabilities primarily relate to the advance consideration received from customers for which transfer of control occurs, and therefore revenue is recognized on completion of the Company’s performance obligations.

During the year ended December 31, 2019, the Company received upfront license payments of $12.0 million under its collaboration agreements of which approximately $2.3 million had been recognized as revenue in the Company’s consolidated statements of operations and comprehensive loss. In addition, the Company received an upfront fee of $1.4 million for reimbursements of which $0.1 million was recognized in the Company’s consolidated statements of operations and comprehensive loss. As of December 31, 2019, the aggregate remaining upfront fees of $11.0 million were included in deferred revenue in the Company’s consolidated balance sheet.

9.	Share-Based Compensation

As of December 31, 2019, the Company was authorized to issue 18,559,575 options and restricted share awards for its ordinary shares to employees, non-employee directors, and consultants under a share incentive plan adopted in 2016 (the 2016 Plan). The 2016 Plan provides both for the direct award or sale of shares and for the grant of options to purchase shares. Options granted under the 2016 Plan include restricted shares, non-qualified options as well as incentive share options intended to qualify under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (U.S. Code). The maximum term of options granted is 10 years and options granted generally vest over four years.

The following table summarizes option transactions for the 2016 Plan (in thousands, except weighted-average exercise price):

	Total Options	Weighted-Average Exercise Price
Balance at December 31, 2018	2,694	$1.32
Granted	8,570	$1.32
Canceled	(72)	$1.32

Outstanding at December 31, 2019	11,192	$1.32

As of December 31, 2019, the Company had approximately 5.6 million vested options with a weighted-average exercise price of approximately $1.32 per share. There were no options exercised during the year ended December 31, 2019. The fair value of the Company’s ordinary shares as of December 31, 2019 was lower than the exercise price of the Company’s outstanding share options and therefore, the intrinsic value of options outstanding and exercisable was $0. The weighted-average remaining contractual life of options outstanding and exercisable at December 31, 2019 was approximately 8.6 years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average grant date fair values of options granted during the year ended December 31, 2019 was approximately $0.51 per share utilizing the following assumptions:

Expected term (years) Risk-free interest rate	10.0 1.86%
Expected volatility	68.25%
Dividend yield	—

The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of the Company’s ordinary shares, the expected volatility of the price of the Company’s ordinary shares, and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, the Company’s share-based compensation expense could be materially different in the future. These assumptions are estimated as follows:

Expected Term—The expected term represents the time period options are expected to be outstanding. For plain vanilla options, as defined in the guidance, since the Company does not have sufficient historical experience for determining the expected term of the option awards granted, (i) it determines the expected term assumption for share options using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period and (ii) for options issued out-of-the money or in-the-money, the Company uses the contractual term as the expected term of the options for the expected term assumption.

Risk-Free Interest Rate—The risk-free interest rate on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to that of the expected term of the share-based awards.

Expected Volatility—The expected term represents the time period options are expected to be outstanding. For plain vanilla options, as defined in the guidance, since the Company does not have sufficient historical experience for determining the expected term of the option awards granted, the Company determined the expected term assumption for share options using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period. For options issued out-of-the money or in-the-money, the Company uses the contractual term as the expected term of the options for the expected term assumption.

Dividend Yield—The expected dividend assumption is based on the Company’s current expectations about our anticipated dividend policy. To date, the Company has not declared any dividends and, therefore, the Company used an expected dividend yield of zero.

Ordinary Shares Valuation

The estimated fair value of the ordinary shares underlying the Company’s share-based awards was assessed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation. During the year ended December 31, 2019, the Company estimated the fair market value of its ordinary shares by utilizing the income approach, or Discounted Cash Flow method. In addition, the resulting per share fair value of the Company’s ordinary shares was utilized in the Black-Scholes option pricing model for calculating share-based compensation expense.

The Company recorded share-based compensation of $1.8 million for the year ended December 31, 2019, related to share options, of which $1.5 million and $0.3 million was recognized in R&D and G&A expenses, respectively, in the consolidated statements of operations and comprehensive loss. Unrecognized compensation expense at December 31, 2019 was $2.8 million, which is expected to be recognized on a straight-line basis over a weighted-average term of 2.6 years.

10.	Defined Contribution Plan

The Company established a defined contribution savings plan under Section 401(k) of the Code (the 401(k) Plan). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the group’s board. During the year ended December 31, 2019, the Company made discretionary contributions of $0.2 million to the 401(k) Plan.

11.	Income Taxes

Loss before income taxes was as follows for the year ended December 31, 2019 (in thousands):

U.S. operations	$(20,996)
Non-U.S. operations	(1,319)

$(22,315)

The benefit from taxes consisted of the following for the year ended December 31, 2019 (in thousands):

Current:
U.S.	$(74)
Cayman	—
State and local	1
Non-U.S.	—

Total current	(73)

Total deferred:
U.S.	71
Cayman	—
State and local	—
Non-U.S.	—

Total deferred	71

Total benefit	$(2)

The reconciliation between the Company’s effective tax rate and the federal statutory rate was as follows as of December 31, 2019:

Income tax benefit at Cayman statutory rate	0.00%
U.S. and non-U.S. rate differential	21.34%
State taxes	0.90%
Research and development credits	4.20%
Change in valuation allowance	(25.25%)
Other, net	(1.18%)

Effective tax rate	(0.01%)

A valuation allowance has been established as realization of such deferred tax assets has not met the more likely-than-not threshold requirement. If the Company’s judgment changes and it is determined that the Company will be able to realize these deferred tax assets, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at December 31, 2019 will be accounted for as a reduction to income tax expense. Significant components of the Company’s deferred tax assets at December 31, 2019 are shown below (in thousands).

Deferred tax assets:
Net operating loss carryovers	$30,947
Research and development credits	11,477
Other	794
Deferred revenues	2,448
Lease liability	1,033

Total deferred tax assets	46,699
Deferred tax liabilities:
Intangible assets	(2,615)
IPR&D	(4,655)
Right-of-use assets	(863)

Total deferred tax liabilities	(8,133)

Net deferred tax assets	38,566
Valuation allowance	(39,374)

Net deferred tax liabilities	$(808)

At December 31, 2019, the Company had U.S., state and foreign net operating loss carryforwards of approximately $103.5 million, $38.1 million and $2.9 million, respectively. The U.S., state and foreign tax loss carryforwards will begin to expire in 2025, 2028 and 2020, respectively, unless previously utilized. Additionally, at December 31, 2019, the Company also had U.S. and foreign net operating loss carryforwards of approximately $26.9 million and $0.6 million, respectively, which can be carried forward indefinitely. At December 31, 2019, the Company also had R&D tax credit carryforwards of approximately $8.1 million which will begin to expire in 2024 unless previously utilized. At December 31, 2019, the Company had state tax credit carryforwards of approximately $6.4 million, which can be carry forward indefinitely.

Pursuant to Internal Revenue Service Code (IRC) Sections 382 and 383, use of the Company’s net operating loss and R&D income tax credit carryforwards may be limited in the event of a future cumulative change in ownership of more than 50.0% within a three-year period. The Company completed an analysis under IRC Sections 382 and 383 and determined that the Company’s U.S. net operating losses and R&D credits carryforwards may be limited due to changes in ownership in 2015. An annual limitation in Section 382 and 383 of the Code could result in the expiration of net operating loss and tax credit carryforwards before utilization. However, the analysis determined that substantially all net operating losses and R&D credit carryforwards could be utilized before expiration.

As of December 31, 2019, the Company had liabilities for uncertain tax positions of $2.0 million, which if recognized would not impact the Company’s tax position and effective income tax rate due to a full valuation allowance. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2019, the Company had not accrued interest or penalties related to uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2019 was as follows (in thousands):

Beginning balance	$1,689
Additions based on tax positions related to the current year	284
Additions for tax positions or prior years	—
Expiration of statutes of limitation	—
Reductions due to settlements with tax authorities	—

Ending balance	$1,973

The Company is subject to taxation in the U.S., California, China, and Australia. The Company is subject to income tax examination by tax authorities in the U.S. in tax years 2005 to 2019 due to its net operating losses. In China, the Company is subject to income tax examinations by tax authorities for its 2016 to 2019 tax years. In Australia, the Company is subject to income tax examinations by tax authorities for its 2018 to 2019 tax years.

12.	Related Party Transactions

In the ordinary course of business, the Company has related party transactions with affiliates of a noncontrolling shareholder. During the year ended December 31, 2019, for R&D services provided by and received from the related party the Company incurred expenses of $1.9 million and paid $0.7 million, respectively. As of December 31, 2019, the Company had prepaid R&D expenses, accounts payable and accrued expenses to related parties of $0.1 million, $2.3 million and $0.1 million, respectively.

During the year ended December 31, 2019, an employee of the Company provided consulting services to a controlling shareholder. Total reimbursements included in general and administrative expenses during the year ended December 31, 2019 was $0.4 million, of which the Company received reimbursement for the consulting services of $0.3 million. As of December 31, 2019, the Company had recognized $0.1 million in other receivables in the consolidated balance sheet due from the related party for services provided prior to year-end.

13.	Subsequent Events

The Company evaluated subsequent events through February 3, 2021, the date on which the accompanying consolidated financial statements were issued.

Co-Development and License Agreement

On January 13, 2020, the Company and Sino Biopharma announced a collaboration agreement, to develop two products utilizing the Company’s ReCODE and EuCODE platforms (the Sino Agreement). Under the terms of the Sino Agreement, Sino Biopharma will have rights to develop and commercialize any drug products resulting from the collaboration within the greater China area and the Company will have rights to the rest-of-the-world. Sino Biopharma may terminate the Sino Agreement upon six months’ written notice.

Under the terms of Sino Agreement, the Company received an upfront payment, which was initially subject to refund by the Company to Sino Biopharma under certain circumstances. The Company is also eligible to receive milestone payments upon achievement of certain potential development and regulator milestones for each program. The Company is also entitled to receive tiered royalties on a product-by-product basis on aggregate worldwide net sales of each product.

Paycheck Protection Program

On May 2, 2020, the Company obtained an unsecured $1.3 million loan through Bank of America, N.A. under the Paycheck Protection Program (the PPP Loan) pursuant to the Coronavirus Aid, Relief, and Economic Security Act. In November 2020, the Company repaid the full principal amount of the PPP Loan ($1.3 million) and an immaterial amount of accrued interest. Effective December 3, 2020, the U.S. Small Business Administration confirmed the PPP loan had been repaid.

Employee Option Grants

On July 20, 2020, the Company’s board of directors authorized the issuance of options to purchase approximately 1.1 million of the Company’s ordinary shares to employees. The options have an exercise price of approximately $1.32 per share and generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over three years.

On December 27, 2020, the Company’s board of directors authorized the issuance of options to purchase approximately 16.9 million of the Company’s ordinary shares to employees. The options have an exercise price of $1.22 per share and generally vest 25% on the first anniversary of the original vesting date, with the balance vesting monthly over three years (Standard Vesting). Included in the 16.9 million options are options for the purchase of 9.1 million ordinary shares which vest subject to Standard Vesting conditions; however, if the Company completes a QIPO (as defined below) prior to the completion of the Standard Vesting, then any options unvested upon completion of the QIPO will become fully vested.

On December 27, 2020, the Company’s board of directors authorized the issuance of options to purchase 50,000 of the Company’s ordinary shares, subject to shareholder approval, to a prospective board member. The options have an exercise price of $1.22 per share and are subject to the Company’s Standard Vesting conditions. On January 6, 2021, the Company’s shareholders approved the appointment of the optionee to the Company’s board of directors at which time the options were also approved by the shareholders.

On January 10, 2021 and January 25, 2021, the Company’s board of directors authorized the issuance of options to purchase an aggregate of 618,652 of the Company’s ordinary shares to an employee. The options have an exercise price of $1.22 per share and are fully vested upon issuance due to the achievement of two distinct regulatory milestones being met.

Private Financing

In November 2020, the Company successfully completed a $200.0 million private financing involving the sale of $100.0 million of existing shares by the Company’s majority shareholder and the sale by the Company of $100.0 million of newly-issued Series B preferred shares. The principle aspects of the private financing were as follows:

•

The Company redesignated 135,936,550 of its ordinary shares as Series A Preferred Shares on a one-for-one basis. Restricted shares issued or issuable under the Company’s 2016 Plan were not redesignated.

•

The Company’s majority shareholder then sold 63,972,231 Series A preferred shares (the Sale Shares) to certain new and existing investors participating in the Series B Financing, at $1.5631782 per share, or approximately 90% of the Series B Issuance Price, as defined below, for aggregate gross proceeds of $100.0 million to the shareholder.

•

The Company completed the sale of 57,575,008 of its Series B preferred shares to new and existing investors at $1.7368647 per share (the Series B Issuance Price), resulting in net cash proceeds to the Company of approximately $90.7 million, after deducting the Company’s fees and expenses associated with the private financing transactions.

Also in connection with the November 2020 private financing, the Company amended its memorandum of association. The Company’s memorandum of association, as amended immediately prior to the issuance of the Series B preferred shares, is described below.

The holders of the Series B preferred shares have a liquidation preference to the holders of the Series A preferred shares and the holders of ordinary shares. The holders of the Series A preferred shares have a liquidation preference over the holders of the ordinary shares.

After payment of the liquidation preferences, the remaining assets, if any, will be distributed to the holders of the ordinary shares on a pro rata basis. Each preferred share is automatically converted into ordinary shares immediately upon (i) the closing of the Company’s sale of its ordinary shares (or depositary receipts representing such ordinary shares) on the Nasdaq Stock Market or another internationally recognized securities exchange approved by the board in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, in which the per share price is at least 1.25 times the Series B issuance price, or approximately $2.17 per share (subject to antidilution adjustments) and the gross proceeds to the Company are at least $50,000,000 (QIPO), or (ii) the written consent of the holders of at least two-thirds of the outstanding preferred shares, voting together as a single class on an as-converted basis.

The following table summarizes the preferred shares preferences in connection with the issuance of the Series B preferred shares:

	Dividend Rate	Conversion Rate	Liquidation Preference Per Share
Series B preferred shares	8%	1:1	$1.7368647
Series A preferred shares (Sale Shares)	8%	1:1	1.5631782
Series A preferred shares (non-Sale Shares)	8%	1:1	1.0615785

The preferred shareholders have voting rights equal to the number of ordinary shares they would own upon conversion of their preferred shares, which is currently at a one-for-one ratio into ordinary shares for the Series B and Series A preferred shareholders.

                              American Depositary Shares

Representing                 Ordinary Shares

Goldman Sachs & Co. LLC

BofA Securities

Cowen

Through and including                     , 2021 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

We intend to enter into indemnification agreements with each of our directors and executive officers prior to completion of this offering, the form of which is filed as Exhibit 10.2 to this registration statement. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities. On September 12, 2018, we effected a 10-for-1 share subdivision, following which each of our issued and unissued ordinary shares was subdivided into ten ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Shares		Consideration/ Exercise Price
Ordinary Shares
Fosun Industrial Co., Limited	April 4, 2018	1,000,840	*	$2,109,520.51
HOPU Reunion Company Limited	April 4, 2018	889,630	*	$1,875,117.63
Ally Gloss Limited	April 4, 2018	444,820	*	$937,756.94
WuXi Apptec (Hong Kong) Holding Limited	April 4, 2018	444,820	*	$937,756.94
LQP Investment Limited	April 4, 2018	26,440	*	$55,728.91
Series B Convertible preferred shares
New Investors	November 6, 2020	54,120,508		$93,999,999.89
New Investors	November 16, 2020	3,454,500		$5,999,999.11

(*)	Gives effect to the 10-for-1 share split on September 12, 2018.

Options

From January 1, 2018 through December 31, 2020, we granted to employees, pursuant to our Prior Plan, in exchange for services rendered or to be rendered, options to purchase an aggregate of 26,584,201 ordinary shares at a weighted-average exercise price of $1.25. We believe these issuances were exempt from registration under the Securities Act in reliance upon either (i) Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation, (ii) Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), or (iii) Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.

Item 8.	Exhibits and Financial Statement Schedules.

(a)     Exhibits

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

The exhibits listed below are filed as part of this registration statement.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant (effective immediately prior to the completion of this offering).

4.1*	Registrant’s Specimen Certificate for Ordinary Shares.

4.2*	Form of Deposit Agreement between the Registrant and , as depositary.

4.3*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2).

4.4	Shareholders Agreement, dated November 6, 2020, by and among the Registrant and the investors named therein.

5.1*	Opinion of Maples and Calder (Hong Kong) LLP.

5.2*	Opinion of Allbright Law Offices.

10.1^*	License Agreement, by and between The Scripps Research Institute and Ambrx, Inc., dated as of August 26, 2003, as amended.

10.2^*	Exclusive License, by and Between the Regents of the University of California and Ambrx, Inc., dated as of December 16, 2009.

10.3^*	Collaboration and License Agreement, by and between Bristol-Myers Squibb Company and Ambrx, Inc., dated as of September 21, 2011.

10.4^*	Collaboration and License Agreement, by and between Bristol-Myers Squibb Company and Ambrx, Inc., dated as of September 21, 2011.

10.5^*	Research Collaboration and Exclusive License Agreement, by and between Agensys, Inc. and Ambrx, Inc., dated as of April 1, 2013.

10.6^*	Co-Development and License Agreement, by and between Zhejiang Medicine Co, Ltd. and Ambrx, Inc., dated as of June 14, 2013.

10.7^*	Collaborative License Agreement, by and between The California Institute for Biomedical Research and Ambrx, Inc., dated as of August 23, 2013, as amended.

10.8^*	Collaboration and Exclusive License Agreement, by and between BeiGene, Ltd. and Ambrx, Inc., dated as of March 4, 2019.

10.9^*	Co-Development and License Agreement, by and between Novocodex Biopharmaceuticals Ltd. and Ambrx, Inc., dated as of October 22, 2019.

10.10^*	Co-Development and License Agreement, by and between Sino Biopharmaceutical Co, Ltd. and Ambrx, Inc., dated as of January 13, 2020.

10.11*	Form of Indemnification Agreement between the Registrant and each of its executive officers and directors.

Exhibit Number	Description of Document

10.12+	Executive Employment Agreement between the Registrant and Feng Tian, Ph.D., dated June 19, 2018.

10.13+	Executive Employment Agreement between the Registrant and Simon Allen, dated March 20, 2019.

10.14+	Executive Employment Agreement between the Registrant and Joy Yan, M.D., Ph.D., dated September 25, 2020.

10.15+	Executive Employment Agreement between the Registrant and Gary Yeung, MBA, CFA, dated December 16, 2020.

10.16+*	Ambrx Biopharma Inc. Amended and Restated Share Incentive Plan (including proxy form, notice of grant, notice of exercise and share purchase agreement and investment representation statement).

10.17+*	Ambrx Biopharma Inc. 2021 Equity Incentive Plan (including Forms of Option Grant Notice, Option Agreement and Notice of Exercise thereunder).

10.18+*	Ambrx Biopharma Inc. 2021 Employee Share Purchase Program.

10.19+*	Ambrx Biopharma Inc. Non-Employee Director compensation Policy.

10.20	Lease Agreement between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated March 15, 2005.

10.21	First Amendment to Lease Agreement between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated May 19, 2005.

10.22	Second Amendment to Lease Agreement between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated December 1, 2011.

10.23	Third Amendment to Lease Agreement between Ambrx, Inc. and ARE-10933 North Torrey Pines, LLC, dated July 28, 2016.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).

23.3*	Consent of Allbright Law Offices (included in Exhibit 5.2).

24.1*	Powers of Attorney (included on signature page).

99.1*	Code of Business Conduct and Ethics of the Registrant.

*	To be filed by amendment
+	Indicates management contract or compensatory plan
^

Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, certain portions of this exhibit have been redacted because they are both not material and would be competitively harmful if publicly disclosed. The Registrant hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

¥

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC. The Registrant hereby agrees to furnish supplementally to the SEC, upon its request, copies of any of the omitted schedules.

(b)     Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in La Jolla, California, on                     , 2021.

Ambrx Biopharma Inc.

By:
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Feng Tian, Ph.D. and Gary Yeung, C.F.A., M.B.A., and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Feng Tian, Ph.D.	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	, 2021

Gary Yeung, C.F.A., M.B.A.	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Xiaowei Chang, C.F.A.	Director	, 2021

Xiao Le	Director	, 2021

Chris Nolet, C.P.A.—Retired	Director	, 2021